As confidentially submitted to the Securities and Exchange Commission on January 10, 2020

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Burning Rock Biotech Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8071	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

601, 6/F, Building 3, Standard Industrial Unit 2

No. 7, Luoxuan 4th Road

International Bio Island, Guangzhou, 510005

People’s Republic of China

+86 020-3403 7871

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

+1-800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Sebastian R. Sperber, Esq. Cleary, Gottlieb, Steen & Hamilton LLP 2 London Wall Place London EC2Y 5AU, United Kingdom +44 20-7614-2237	Shuang Zhao, Esq. Cleary, Gottlieb, Steen & Hamilton LLP 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong +852 2521-4122	Chris K.H. Lin, Esq. Daniel Fertig, Esq. Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong +852-2514-7600

Approximate date of commencement of proposed sale to the public:

as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Class A ordinary shares, par value US$0.0001 per share(1)	US$	US$

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-                ). Each American depositary share represents                Class A ordinary shares.

(2)

Includes Class A ordinary shares that are issuable upon the exercise of the underwriters’ over-allotment option. Also includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2020

American Depositary Shares

Burning Rock Biotech Limited

Representing              Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Burning Rock Biotech Limited.

We are offering              ADSs. Each ADS represents              Class A ordinary shares, par value US$             per share. We anticipate the initial public offering price per ADS will be between US$             and US$            .

Prior to this offering, there has been no public market for the ADSs or our shares. We will apply to list the ADSs on the [NYSE/NASDAQ Global Market], under the symbol “            .”

We are an “emerging growth company” under applicable United States federal securities laws and are eligible for reduced public company reporting requirements.

See “Risk Factors” on page 14 to read about factors you should consider before buying the ADSs.

PRICE US$             PER ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us
Per ADS	US$	US$	US$
Total	US$	US$	US$

(1)	For additional information on underwriting compensation, see “Underwriting.”

To the extent that the underwriters sell more than              ADSs in this offering, the underwriters have a 30-day option to purchase up to an aggregate of              additional ADSs from us at the initial public offering price less the underwriting discounts and commissions.

Subject to the approval of our existing shareholders, upon completion of this offering, our outstanding ordinary share capital will consist of Class A ordinary shares and Class B ordinary shares. Mr. Yusheng Han, our founder and chief executive officer, will beneficially own all of our issued Class B ordinary shares. These Class B ordinary shares will constitute approximately         % of our total issued and outstanding share capital immediately after the completion of this offering and         % of the aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share will be entitled to one vote, and is not convertible into Class B ordinary share under any circumstance. Each Class B ordinary share will be entitled to six (6) votes and is convertible into one Class A ordinary share at any time by the holder thereof.

The underwriters expect to deliver the ADSs against payment in New York, New York on                     , 2020.

BofA Securities	Morgan Stanley

(in alphabetical order)

Prospectus dated                     , 2020.

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No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the ADSs offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States, or U.S. Persons outside the U.S. who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the U.S.

Until                     , 2020 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as the underwriter and with respect to its unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. This prospectus contains information from an industry report commissioned by us and prepared by China Insights Consultancy, or CIC, an independent management consulting firm, to provide information regarding China’s cancer genotyping market and early cancer detection market.

Our Company

Our Mission

Guard life via science.

Overview

We aim to transform precision oncology and early cancer detection. We are China’s number one NGS-based cancer therapy selection company, as evidenced by the largest market share of 25.3% in China’s NGS-based cancer therapy selection market in terms of number of patients tested in 2018, according to China Insights Consultancy, or CIC. Our cancer therapy selection platform is built upon our advanced proprietary technologies, comprehensive portfolio of products and a two-pronged market-driven commercial infrastructure addressing both larger hospitals through our in-hospital model and smaller hospitals through our central laboratory model.

Our advanced technology platform integrates cutting-edge proprietary cancer therapy selection technologies for both tissue and liquid biopsies, including assay biochemistry, bioinformatics, a patented laboratory information management system and expansive genomic databases. Our proprietary High Sensitivity, or HS, library preparation technology allows us to work with poor quality and limited volume samples and enables enhanced sensitivity—capabilities that are critical to effectively deploying NGS-based cancer therapy selection, especially in China. Our in-depth cancer genomics insights, accumulated from over 162,000 tests performed since our inception, enable us to process and accurately analyze genomic information and achieve a median turnaround time of 6 days.

Our NGS-based cancer therapy selection test products are used to assist physicians in selecting the most effective therapy for cancer patients. We currently offer 13 NGS-based cancer therapy selection tests applicable to a broad range of cancer types, including lung cancer, gastrointestinal cancer, prostate cancer, breast cancer, lymphomas, thyroid cancer, colorectal cancer, ovarian cancer, pancreatic cancer, and bladder cancer, using both tissue and liquid biopsy samples. Our core products, including OncoScreen Plus™ and LungPlasma™, perform on par with those of our global peers. We are the clear leader in the lung cancer segment of China’s NGS-based genotyping market, with a market share of 30.3% in terms of number of patients tested in 2018, according to CIC. We believe we offer the best NGS-based cancer therapy selection products and services in China, and we have won the trust of pharmaceutical companies, physicians, hospitals and patients with our high quality standards, superior product performance and strong service support. Our products are recognized by the medical, pharmaceutical and scientific communities, as evidenced by (i) the use of our products by oncology key opinion leaders in clinical trials and research studies they initiate, and (ii) our collaborations on clinical trials and research studies with leading pharmaceutical companies including AstraZeneca (NYSE: AZN), Sino Biopharm (HKEX: 1177), CStone Pharmaceuticals, or CStone (HKEX: 2616), and BeiGene (HKEX: 6160), primarily by providing central laboratory services and companion diagnostics development services to these pharmaceutical companies. The results of these clinical trials and research studies have been published in 68 peer-reviewed articles, and the results of research studies using our products have been published in 45 peer-reviewed articles.

We are the only company in China that has both (i) an NGS laboratory certified under the U.S. Clinical Laboratory Improvement Amendments, or the CLIA, accredited by the U.S. College of American Pathologist, or the CAP, and certified by China’s National Center for Clinical Laboratories, or the NCCL, and (ii) an NGS-based reagent kit approved by China’s National Medical Products Administration, or the NMPA. We believe these certifications, accreditations and regulatory approvals endorse the efficiency, accuracy and consistency of our testing results.

We pioneered a two-pronged commercial infrastructure, consisting of both central and in-hospital laboratories, to maximize market penetration and create higher barriers to entry.

•

Central laboratory model: Our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. This model has enabled us to become China’s largest provider of NGS-based cancer therapy selection tests while building relationships with over 540 hospitals across China. Our central laboratory also supports our collaborations with pharmaceutical companies. We are the number one in the central laboratory segment of China’s NGS-based cancer therapy selection market, with a market share of 16.7% in terms of number of patients tested in 2018, according to CIC. Revenue from our central laboratory model has accounted for a substantial majority of our revenue to date, and we expect it to continue to grow.

•

In-hospital model: Chinese hospitals generally prefer to conduct laboratory tests in-house. However, despite the large and growing demand for NGS-based cancer therapy selection tests, hospitals face multiple challenges in adopting these tests, which have technically sophisticated workflows. In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. We help our partner hospitals establish their in-hospital laboratories, install laboratory equipment and systems, and provide ongoing training and support. With these laboratories, equipment and systems in place, we sell them our reagent kits on a recurring basis, which allow them to perform testing on their own in a standardized manner. We have partnered with 40 Class III Grade A hospitals (the highest of China’s nine-tiered hospital designation system), giving us a 79.8% market share in the in-hospital segment of China’s NGS-based cancer therapy selection industry in terms of number of patients tested in 2018, according to CIC. While revenue from our in-hospital model is still relatively small, we are investing substantially to expand it and expect it to become an increasingly important segment of China’s NGS-based cancer therapy selection market.

Our proprietary database, OncoDB, includes over 162,000 cancer therapy selection test results. OncoDB enables us to build our Live Annotation Visualization and Analysis, or LAVA, a cloud-based cancer genomic data ecosystem that facilitates the broader exchange of real-time clinically actionable genomic data among physicians. Over 420 physicians from 120 hospitals have joined LAVA. We plan to expand LAVA to pharmaceutical companies and hospitals to assist in clinical trials and research studies. As LAVA expands, we believe that it will create business opportunities for all of its participants.

In addition to our NGS-based cancer therapy selection tests, we are also investing in our development of early cancer detection tests. Early cancer detection can substantially increase the chances of successful treatment and therefore presents enormous market opportunities. However, it is extremely difficult to develop liquid biopsy-based early cancer detection tests with the sensitivity and specificity needed for the tests to be clinically useful. Our targeted DNA methylation-based library preparation technologies and bioinformatics effectively address these challenges by enhancing the signal-to-noise ratio on the most informative cancer-associated methylation loci and blocks, enabling us to detect extremely low circulating levels of cancer biomarkers to facilitate accurate early detection of multiple cancers. Our early cancer detection technologies have demonstrated sensitivities of 52% for Stage Ia lung cancer, 71% for Stage I colorectal cancer and 85% for Stage I hepatocellular carcinoma, at specificities of 96-99%, which compare similarly to those of our global peers, based on publicly available data. We will continue our research and development efforts in early cancer detection, with the aim of developing pan-cancer early detection products.

Minimum residual disease, or MRD, detection is useful for monitoring post-treatment cancer patients, and we are also researching ways to leverage our existing technologies to develop MRD detection products.

We are one of the fastest-growing companies in China’s NGS-based cancer therapy selection market. Our revenue increased by 87.9% from RMB111.2 million in 2017 to RMB208.9 million (US$29.2 million) in 2018. Our revenue increased by 104.1% from RMB143.6 million for the nine months ended September 30, 2018 to RMB293.0 million (US$41.0 million) for the same period in 2019. Our gross profit increased by 88.4% from RMB71.7 million in 2017 to RMB135.1 million (US$18.9 million) in 2018. Our gross profit increased by 141.9% from RMB90.3 million for the nine months ended September 30, 2018 to RMB218.4 million (US$30.5 million) for the same period in 2019. Our gross profit margin was 64.5%, 64.7%, 62.9% and 74.5% in 2017, 2018 and the nine months ended September 30, 2018 and 2019, respectively.

Market Opportunities

(1)	Including late-stage cancer patients and cancer patients who are recommended by guidelines to take cancer genotyping tests.

China’s precision oncology and early cancer detection markets are enormous and with significant growth potential. According to CIC, China’s cancer annual incidence is 4.4 million cases in 2018—more than twice of that in the U.S.—and China’s annual mortality from cancer is also higher. However, approximately 60%, or 2.5 million cases, of China’s cancer incidence are diagnosed in late stage (Stage III or IV), more than three times the number of such cases in the U.S. As a result of the high percentage of late diagnosis and larger cancer patient population, China is in greater need of precision oncology than the U.S. However, cancer treatment is currently dominated by chemotherapy in China. According to CIC, in 2018, chemotherapy accounts for 80.8% of the oncology treatment in China while targeted therapy and immunotherapy account for 83.3% of the oncology treatment in the U.S. Accordingly, targeted therapy and immunotherapy in China are expected to experience rapid growth. We believe the increasing adoption of targeted therapy and immunotherapy for cancer treatment, a favorable regulatory climate for precision oncology, and the expansion of reimbursement for innovative oncology drugs in China will benefit NGS-based cancer therapy selection companies like us.

According to CIC, China’s NGS-based cancer therapy selection market is expected to grow from US$0.2 billion in 2018 to US$4.5 billion in 2030, representing a compound annual growth rate, or CAGR, of 30.4%. Currently, the penetration rate for NGS-based cancer therapy selection in China is relatively low, at 5.1% in 2018, primarily due to the lack of awareness of NGS technology among physicians and patients, indicating enormous growth opportunities. The number of patients to receive NGS-based cancer therapy selection in China is expected to increase from 0.2 million in 2018 (representing 5.1% of late-stage cancer patients and cancer patients who are recommended by guidelines to take cancer genotyping tests) to 1.8 million in 2030 (representing 45.2% of these cancer patients). NGS-based cancer therapy selection is expected to drive the transformation of cancer treatment in China and to fulfill the country’s unmet clinical needs.

In addition to cancer genotyping, early cancer detection also has huge potential in China. CIC estimates that the total potential market size for early cancer detection will reach US$28.9 billion in 2030. The total potential population for early cancer detection, which represents the high-risk population able to afford these tests, is estimated to reach 20.3 million in 2030, calculated by multiplying (a) the total size of the high-risk population (age 50-75), which is expected to be 522.0 million in 2030, by (b) 3.9%, the estimated percentage of the population with annual household income over US$70,000.

Rapid technology developments, strong government policy support and fast-growing patient awareness are also expected to increase the adoption of MRD detection in China. CIC estimates that the total potential market size for MRD detection will reach US$14.5 billion in 2030. The total potential population for MRD, which represents post-treatment cancer survivors, is estimated to reach 5.5 million in 2030.

Our Strengths

We believe that the following strengths contribute to our success:

•	market-leading position in China’s NGS-based cancer diagnostics industry that will drive continued growth;

•	advanced NGS-based cancer therapy selection technologies;

•	a comprehensive portfolio of cancer therapy selection products;

•	two-pronged commercial infrastructure creating high barriers to entry;

•	breakthrough technologies in early cancer detection; and

•	multidisciplinary management team across molecular biology, genetics, biostatistics and marketing.

Our Strategies

We intend to further grow our business by pursuing the following strategies:

•	increase market penetration of our cancer therapy selection products and expand our product portfolio;

•	continue research and development in early cancer detection; and

•	use our genomic database to build an ecosystem connecting physicians, hospitals and pharmaceutical companies that will create business opportunities for all participants.

Risks Associated with Our Business

Our business is subject to a variety of competitive, regulatory, technical and other risks of which you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•	our ability to sustain our historical growth and generate sufficient revenue to achieve and maintain profitability;

•	our ability to maintain significant commercial market acceptance for our products and services;

•	our ability to develop and commercialize our early cancer detection products and new cancer therapy selection products;

•	our ability to keep up with industry and technology developments;

•	our ability to maintain and develop relationships with hospitals and physicians;

•	our ability to compete successfully with our competitors; and

•	our ability to retain and obtain the requisite certificates, licenses and permits applicable to our business.

Please see “Risk Factors” and other information included in this prospectus for a discussion of these and other risks and uncertainties that we face.

Corporate Structure

The chart below sets forth our corporate structure and identifies our principal subsidiaries as of the date of this prospectus:

(1)

Shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd., our variable interest entity, or VIE, include (i) Mr. Yusheng Han, our founder, director and chief executive officer, who holds 45.9% of the equity interests in our VIE, (ii) Mr. Xia Nan, an affiliate of Northern Light Venture Capital III, Ltd., who holds 18.1% of the equity interests in our VIE, (iii) Mr. Gang Lu, our director, and Mr. Jin Zhao, our former director, who hold 7.1% and 8.8% of the equity interests in our VIE, respectively, (iv) Growth No. 12 Investment (Shenzhen) Partnership (Limited Partnership), an affiliate of a principal shareholder, which holds 6.0% of the equity interests in our VIE, and (v) seven minority shareholders, who in aggregate hold 14.1% of the equity interests in our VIE, including Dr. Shaokun (Shannon) Chuai, our chief operating officer.

Implication of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 601, 6/F, Building 3, Standard Industrial Unit 2, No.7 Luoxuan 4th Road, International Bio Island, Guangzhou, the People’s Republic of China. Our telephone number at this address is +86 020-3403 7871. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O.Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Islands.

Our agent for service of process in the U.S. is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY10168.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is http://www.brbiotech.com. The information contained on our website is not a part of this prospectus.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, and for purposes of this prospectus only:

•	“ADRs” refer to the American depositary receipts that evidence our ADSs;

•	“ADSs” refer to our American depositary shares, each of which represents Class A ordinary shares;

•	“Burning Rock,” “we,” “us,” “our company” and “our” refer to Burning Rock Biotech Limited, a Cayman Islands exempted company, and its subsidiaries and consolidated affiliated entities;

•	“China” or “the PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Hong Kong, Macau and Taiwan;

•

“liquid biopsy” refers to a test done on a blood sample that enables the access to the molecular information, by looking for cancer cells from a tumor that are circulating in the blood or for pieces of DNA from tumor cells that are in the blood, throughout all stages of cancer;

•	“NGS” refers to next-generation sequencing, a DNA sequencing technology used to determine the nucleotide sequence of an individual’s genome;

•	“RMB” or “Renminbi” refers to the legal currency of China;

•	“sensitivity” refers to the percentage of people who test positive for a specific disease or condition among people who actually have the disease or condition;

•

“shares” or “ordinary shares” refer to our ordinary shares, par value US$0.0001 per share, and upon the completion of this offering, to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

•	“specificity” refers to the percentage of people who test negative for a specific disease or condition among people who do not have the disease or condition;

•	“U.S. GAAP” refers to accounting principles generally accepted in the U.S.; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the U.S.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our reporting currency is the Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System on September 30, 2019. We make no representation that any Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. On January 3, 2020, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.9649 to US$1.00.

The Offering

Offering price	We currently estimate that the initial public offering price will be between US$ and US$ per ADS.

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full)

Ordinary shares issued and outstanding immediately after this offering	ordinary shares, comprised of Class A ordinary shares and Class B ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full to purchase additional Class A ordinary shares).

The ADSs	Each ADS represents Class A ordinary shares, par value US$0.0001 per share.

The depositary will hold Class A ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may surrender your ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any such exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares upon completion of this offering. Holders of

Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. In respect of matters requiring a shareholder vote, each Class A ordinary share will be entitled to one vote, and each Class B ordinary share will be entitled to six (6) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares. For a description of Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional ADSs.

Use of proceeds	We expect that we will receive net proceeds of approximately US$ million from this offering, or approximately US$ million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of US$ per ADS, which is the midpoint of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for general corporate purposes, which may include (i) research and development of our early cancer detection technologies, (ii) obtaining NMPA approvals for additional cancer therapy selection products, including completing related clinical trials, and (iii) other general and administrative matters. See “Use of Proceeds” for more information.

Lock-up	We, our directors and executive officers, our current shareholders [and certain of our option holders] have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus, subject to certain exceptions See “Shares Eligible for Future Sale” and “Underwriting.”

[Directed ADS Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of ADSs offered in this offering to some of our directors, officers, employees, business associates and related persons through a directed ADS program.]

Listing	We intend to apply to have the ADSs listed on the [NYSE/Nasdaq Global Market] under the symbol “ .” Our ADSs and shares will not be listed on any other stock exchange or traded on any automated quotation system.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of the Depository Trust Company on , 2020.

Depositary

Summary Consolidated Financial and Operating Data

The following summary consolidated statements of comprehensive income data and consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2019, and consolidated balance sheets data as of December 31, 2017 and 2018 and September 30, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of comprehensive income data and cash flow data for the nine months ended September 30, 2018 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands, except for per share and share data)
Summary Consolidated Statements of Comprehensive Income Data:
Revenues	111,166	208,867	29,221	143,593	293,002	40,992
Cost of revenues	(39,470)	(73,808)	(10,327)	(53,316)	(74,644)	(10,443)

Gross profit	71,696	135,059	18,894	90,277	218,358	30,549

Operating expenses:
Research and development expenses	(49,022)	(105,299)	(14,732)	(72,972)	(104,697)	(14,648)
Selling and marketing expenses	(67,505)	(102,857)	(14,390)	(66,814)	(104,225)	(14,582)
General and administrative expenses	(76,036)	(88,299)	(12,353)	(63,646)	(83,045)	(11,618)

Total operating expenses	(192,563)	(296,455)	(41,475)	(203,432)	(291,967)	(40,848)

Loss from operations	(120,867)	(161,396)	(22,581)	(113,155)	(73,609)	(10,299)

Interest expense, net	(9,861)	(16,612)	(2,324)	(11,203)	(66)	(9)
Other expense, net	(32)	(488)	(68)	(266)	(542)	(76)
Foreign exchange (loss) gain, net	(515)	999	140	1,068	1,841	258
Change in fair value of warrant liability	—	—	—	—	(1,686)	(236)

Loss before income taxes	(131,275)	(177,497)	(24,833)	(123,556)	(74,062)	(10,362)
Income tax expense	—	—	—	—	—	—

Net loss	(131,275)	(177,497)	(24,833)	(123,556)	(74,062)	(10,362)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(131,275)	(177,497)	(24,833)	(123,556)	(74,062)	(10,362)
Accretion of convertible preferred shares	(53,276)	(54,849)	(7,674)	(40,669)	(125,838)	(17,605)

Net loss attributable to ordinary shareholders	(184,551)	(232,346)	(32,507)	(164,225)	(199,900)	(27,967)

Loss per share:
Basic and diluted	(5.10)	(5.19)	(0.73)	(3.71)	(4.31)	(0.60)
Weighted average shares outstanding used in loss per share computation:
Basic and diluted	36,178,203	44,757,750	44,757,750	44,240,210	46,334,461	46,334,461

	As of December 31,			As of September 30,
	2017	2018		2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	54,789	93,341	13,059	123,808	17,321
Total current assets	298,930	292,989	40,989	799,914	111,912
Total assets	400,332	372,674	52,137	898,623	125,722
Total current liabilities	78,055	284,698	39,830	147,364	20,617
Total liabilities	231,846	380,018	53,165	189,887	26,567
Total mezzanine equity	540,642	596,118	83,400	1,474,666	206,313
Total shareholders’ deficit	(372,156)	(603,462)	(84,428)	(765,930)	(107,158)

	Year ended December 31,			Nine months ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands)
Summary Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(133,701)	(148,780)	(20,815)	(118,230)	(177,905)	(24,891)
Net cash (used in) generated from investing activities	(191,077)	106,091	14,842	112,099	(368,922)	(51,614)
Net cash generated from financing activities	354,166	83,393	11,667	63,470	570,643	79,835
Effect of exchange rate on cash, cash equivalents and restricted cash	(11,406)	(159)	(21)	(1,729)	6,134	859
Net increase in cash, cash equivalents and restricted cash	17,982	40,545	5,673	55,610	29,950	4,189
Cash, cash equivalents and restricted cash at beginning of year/period	36,807	54,789	7,665	54,789	95,334	13,338
Cash, cash equivalents and restricted cash at end of year/period	54,789	95,334	13,338	110,399	125,284	17,527

Summary Operating Data

The table below sets forth our summary operating data for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2018 and 2019:

	Year ended December 31,		Nine months ended September 30,
	2017	2018	2018	2019
Central Laboratory Model:
Number of patients tested	10,134	16,105	11,597	16,904
Number of ordering physicians(1)	777	1,135	957	1,339
Number of ordering hospitals(2)	207	263	231	298

(1)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.

The table below sets forth our summary operating data as of December 31, 2016, 2017 and 2018 and September 30, 2019:

	As of December 31,			As of September 30,
	2016	2017	2018	2019
In-hospital Model:
Pipeline partner hospitals(1)	7	12	14	21
Contracted partner hospitals(2)	2	4	12	19

Total number of partner hospitals	9	16	26	40

(1)

Refers to hospitals that have established in-hospital laboratories, completed laboratory equipment installation and commenced pilot testing using our products. According to CIC, it generally takes 12 to 30 months for hospitals to progress from pipeline partner hospitals to contracted partner hospitals, which generate recurring revenue from the sale of reagent kits.

(2)	Refers to hospitals that have entered into contracts to purchase our products for use on a recurring basis in their respective in-hospital laboratories we helped them establish.

RISK FACTORS

An investment in the ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in the ADSs. Any of the following risks could have an adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We are a cancer diagnostics company with a limited operating history, which may make it difficult to evaluate our current business and predict our future performance.

We commercially launched our first cancer therapy selection test in 2014 and started generating revenue in 2014. Our limited operating history may make it difficult to evaluate our current business and predict our future performance. Any assessment of our profitability or prediction about our future success or viability is subject to significant uncertainty.

China’s NGS-based cancer therapy selection market is still in its early stage of development and rapidly evolving, and companies operating in this industry face a variety of risks. We may not have sufficient experience or resources to address risks frequently encountered in this industry, which include, among other things, our potential failure to:

•

acquire and retain customers and increase adoption of our cancer therapy selection products and services by hospitals, physicians, patients, pharmaceutical companies and others in the medical community;

•	timely respond to changing market conditions and keep up with evolving industry and technological standards and regulatory developments;

•

obtain and maintain the regulatory approvals required for us to further market and sell our cancer therapy selection products and services and commercialize our early cancer detection products and services;

•	manage our relationships with our suppliers, customers and research partners;

•	protect proprietary technologies and intellectual property rights; and

•	attract, train, motivate and retain research and development and other qualified personnel.

If we are unsuccessful in addressing any one or more of these risks, our business, financial condition and results of operations could be adversely affected.

We have incurred net losses historically, and may not be able to achieve and maintain profitability.

Although our revenue grew rapidly in recent years, we have historically incurred net losses. In 2017, 2018 and the nine months ended September 30, 2018 and 2019, we incurred net loss of RMB131.3 million, RMB177.5 million (US$24.8 million), RMB123.6 million and RMB74.1 million (US$10.4 million), respectively. To date, we have financed our operations principally from revenue generated from operations, debt and equity financing from our investors and bank borrowings.

We have invested and expect to continue to invest significantly in the research, development, and sales and marketing of our products. As such, we may continue to incur losses in the future. We cannot predict the extent of these future losses, or when we may achieve profitability, if at all. If we are unable to generate sufficient revenue from our business and control our costs and expenses to achieve and maintain profitability, the value of your investment in us could be negatively affected.

Failure to maintain significant commercial market acceptance for our cancer therapy selection products and services, or any future products and services may harm our business and results of operations.

Our cancer therapy selection products and services contributed substantially all of our revenue for 2017 and 2018. Although we are in the process of developing early cancer detection products, our cancer therapy selection tests will continue to account for a significant portion of our revenue in the foreseeable future. Our ability to execute our growth strategy and become profitable will therefore depend upon the continued and further adoption of our cancer therapy selection products and services by hospitals and patients. Continued adoption and use of these products and services will depend on several factors, including, among others:

•	our ability to demonstrate among the medical community the clinical utility, superiority and the benefits of our cancer therapy selection products and services;

•	our ability to further validate our cancer therapy selection technologies through clinical research and accompanying publications;

•	the timing and scope of approval by the NMPA for our additional cancer therapy selection products;

•	the prices we charge for our cancer therapy selection products and services;

•

our ability to maintain our laboratory certification, accreditation and regulatory approvals, including the NCCL PCR clinical test laboratory certificate, the NCCL NGS laboratory certificate, the CAP accreditation, the CLIA certification, and complete required inspections; and

•	the impact of negative publicity regarding our or our competitors’ tests and technologies resulting from defects or errors.

We cannot assure you that our cancer therapy selection products and services will continue to maintain or gain market acceptance, and any failure to do so would harm our business and results of operations.

We may be unable to develop and commercialize our early cancer detection products or new cancer therapy selection products on a timely basis, or at all.

We are developing early cancer detection products and may develop and commercialize new cancer therapy selection products from time to time in the future. Developing early cancer detection and new cancer diagnostics products is a lengthy and complex process. New products may take time to commercialize, and their launch could be delayed or may not be successful.

Our product development process involves various risks, and we may not be able to develop and commercialize any early cancer detection products or new cancer therapy selection products on a timely basis, or at all. A product candidate that appears promising in the early phases of development may fail to reach the market for a number of reasons. For example:

•

our product candidates may fail to demonstrate clinical utility, or the development process may produce negative or inconclusive results, and we may decide, or regulators may require us to conduct additional clinical trials or we may decide to abandon our development programs;

•

our employees, or third-party clinical investigators, medical institutions and contract research organizations, may fail to comply with their contractual duties or obligations or meet expected deadlines, and if the quality, completeness or accuracy of the clinical data they obtain are compromised due to any failure to adhere to our clinical protocols or for other reasons, our clinical trials may have to be extended, delayed or terminated;

•	we may fail to obtain approvals for our product candidates from relevant regulatory authorities; and

•	failure to generate additional data and insights from our existing products to advance the research and development of new products as quickly, or at all.

In addition, our competitors may develop and commercialize competing products faster than we are able to, in which case our results of operations could be adversely affected.

If we fail to keep up with industry and technology developments in a timely and cost-effective manner, we may be unable to compete effectively and our business and prospects could suffer.

China’s NGS-based cancer therapy selection market is characterized by rapid changes, including technological and scientific breakthroughs, increasing amounts of data, frequent introductions of new tests, constant emergence of alternative diagnostic methods, and evolving industry standards. If we are not able to keep pace with these advances and increased customer expectations as a result of these advances and capture new market opportunities that develop as a result of these advances, our proprietary technologies could be rendered obsolete, our existing products and services and products and services we are developing could be rendered less clinically effective, and our future operations and prospects could suffer. To remain competitive, we must continuously upgrade our existing products and services and launch new products and services and further optimize our cancer genomic data ecosystem, to keep pace with these developments. We cannot assure you that these efforts will be successful.

In addition, we must expend significant resources in order to continuously upgrade our existing products and services or launch new ones to keep pace with industry and technological advances. We may never realize a return on investment on these efforts, especially if the improved or new products and services fail to perform as expected, in which case our business, financial condition and results of operations could be adversely affected.

If our products or services do not perform as expected, our operating results, reputation and business could suffer.

Our success depends on the market confidence that we can provide reliable, high-quality cancer therapy selection products and services that will provide physicians with real-time clinically actionable diagnostic information. However, there is no assurance that our products and services will perform as expected at all times. Our tests may fail to accurately detect gene variants or incompletely or incorrectly identify the significance of genomic alterations, or contain other errors or mistakes due to a variety of reasons (such as malfunction of our laboratory equipment and degraded liquid biopsy or tissue samples provided by our delivery service providers), which may result in negative perception of our tests. In addition, inaccurate results or misunderstandings of, or inappropriate reliance on, the diagnostic information our tests provide could lead to, or be associated with, side effects or adverse events in patients who use our tests, including treatment-related death, and could lead to termination of our services or claims against us.

If we were to be sued for product liability or professional liability, we could face substantial liabilities that exceed our resources.

We could face product liability claims should someone allege that our products or services identified inaccurate or incomplete information regarding the genomic alteration of the tumor or malignancy analyzed, reported inaccurate or incomplete information concerning the available therapies for a certain type of cancer or otherwise failed to perform as designed. A claimant could allege that our test results caused unnecessary treatment or other costs or resulted in the patient missing the best opportunity or timing for treatment. A patient could also allege other mental or physical injury or that our tests provided inaccurate or misleading information concerning the diagnosis, prognosis or recurrence of, or available therapies for, his or her cancer. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the diagnostic information our tests provided. The tense physician-patient relationship in China could also expose us to an increased risk of potential liability claims. A product liability or professional liability claim could result in substantial damages and be costly and time-consuming for us to defend and could divert our management’s attention.

Similar to other Chinese companies, we do not carry product liability or professional liability insurance. As the insurance industry in China is at a relatively preliminary stage of development compared to more developed markets such as the United States, insurance companies in China generally offer a limited selection of product liability and professional liability insurance policies and it is often difficult to secure suitable product liability and professional liability insurance coverage at reasonable rates in China. Any product liability or professional liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage. Additionally, any product liability or professional liability lawsuit could damage our reputation, or cause our business partners to terminate existing agreements with us and seek other business partners, or cause us to lose our current or potential customers. Any of these developments could adversely impact our results of operations and business prospects.

If we cannot maintain or develop relationships with hospitals and physicians, our results of operations and prospects could be adversely affected.

We collaborate with hospitals and physicians across China in many aspects of our business, and our success in part depends on our ability to maintain our relationships with our existing partner hospitals and physicians and continue to build new relationships with additional hospitals and physicians.

Central laboratory collaboration. Currently, we primarily collaborate with hospitals and physicians under the central laboratory model, where the cancer patients’ treating physicians order our tests for the patients during the diagnostic process, have the patients’ liquid biopsy or tissue samples shipped to our laboratories for testing and then design treatment plans based on our test results. As of the date of this prospectus, physicians from more than 540 hospitals across China have ordered our tests. To generate demand, we will need to continue to educate physicians at an increasing number of hospitals on the clinical utility, benefits and value of our tests through clinical trials, published papers, presentations at scientific conferences and one-on-one education by our in-house sales force. We may need to hire additional sales and marketing, research and development and other personnel to support this process. If the physicians currently using our tests services stop ordering our tests or order fewer tests from us for any reason, or if we fail to convince physicians at new hospitals to order our tests, we will likely be unable to generate demand for our tests in sufficient volume for us to achieve profitability.

In-hospital collaboration. We are also actively expanding our collaboration with hospitals under the in-hospital model. Under this model, we partner with hospitals to establish in-hospital laboratories so that the partner hospitals can conduct cancer therapy selection tests on their own using our reagent kits. As of the date of this prospectus, we have partnered with 40 hospitals under the in-hospital model. Any deterioration or termination of our relationships with these partner hospitals could result in temporary or permanent loss of our revenue.

In addition, we will need to continue to advocate the clinical utility, benefits and value of our tests in order to enter into collaboration with additional hospitals under the in-hospital model. Even if we have convinced the new hospitals to partner with us, establishing in-hospital laboratories with hospitals in China involves a lengthy and costly process, including going through tender procedures, the outcome of which is subject to uncertainties, and complying with the respective hospitals’ operating protocols. If we fail to enter into collaboration with additional hospitals under the in-hospital model in a timely and cost-effective manner, or if due to regulatory change or any other reasons, our current partner hospitals terminate their current collaborations with us, our business and prospects could be adversely affected.

Clinical collaboration. We have obtained the NMPA approval for one of our NGS reagent kits and in the future we may from time to time seek the NMPA approval for additional products. The NMPA approval involves, among other things, successful completion of clinical trials for these products. We may rely on our partner hospitals to obtain sufficient data and samples to cost-effectively and timely perform these clinical trials. If we fail to establish or maintain clinical collaboration with our partner hospitals, our business and results of operations may be harmed.

We require substantial funding for our operations. If we cannot raise sufficient additional capital on acceptable terms, our business, financial condition and prospects may be adversely affected.

We require substantial capital to fund our existing operations, commercialize new products, expand our business and pursue strategic investments. In particular, we require substantial capital to:

•	advance our early cancer detection technologies and develop early cancer detection product candidates;

•	increase our sales and marketing efforts to drive market adoption of our products and services and address competitive developments;

•	seek regulatory and marketing approvals for our tests;

•	maintain, expand and protect our intellectual property portfolio;

•	hire and retain additional personnel, such as scientists and sales and marketing personnel;

•	develop, acquire and improve operational, financial and management information systems;

•	add equipment and physical infrastructure to support our research and development programs;

•	finance general and administrative expenses; and

•	operate as a public company.

Based on our current business plan, we believe our current cash, cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash requirements over at least the next 12 months from the date of this prospectus. If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, in particular, for the development and commercialization of our products, we may seek to obtain further funding through public or private equity offerings, debt financings or other sources.

Further financing may not be available to us on acceptable terms, or at all. If we fail to raise capital as and when needed it would have a negative impact on our financial condition and our ability to pursue our business strategy. In addition, if we raise funds by issuing debt securities or incurring additional borrowings, the terms of debt securities issued or borrowings could impose significant restrictions on our operations, and we may be unable to repay the indebtedness when due. If we raise funds by issuing equity securities, your investment in our company could be diluted.

We depend on third-party suppliers and service providers for different aspects of our business. If these suppliers and service providers can no longer provide satisfactory products or services to us on commercially reasonable terms, our business and results of operations could be adversely affected.

We depend on third parties for different aspects of our business, such as supplying sequencers, reagents and other laboratory equipment and materials, and collecting and delivering samples for our cancer therapy selection tests. Selecting, managing and supervising these third-party suppliers and service providers requires significant resources and expertise. Poor performance by these third parties, including their failure to provide services or products according to applicable legal and regulatory requirements, the terms of our contracts or otherwise below standard, could significantly and negatively affect the quality of our cancer therapy selection tests and damage our reputation. For example, we rely on third-party delivery service providers to transport liquid biopsy and tissue samples to our laboratory. Disruptions in such delivery services, whether due to labor disruptions, bad weather, natural disaster, terrorist acts or threats or for other reasons could adversely affect specimen integrity and our ability to process samples and conduct tests in a timely manner and to service our customers satisfactorily, and ultimately our reputation and our business. In addition, if we are unable to continue to obtain expedited delivery services on commercially reasonable terms, our operating results may be adversely affected.

In addition, the service or cooperative agreements we have with third-party suppliers and service providers are generally not on an exclusive basis. If these third parties do not continue to maintain or expand their cooperation with us, we would be required to seek new substitutes for these third-party material or service providers, which could disrupt our operations and adversely affect our results of operations.

If we cannot maintain or develop relationships with our research partners, the market adoption and endorsement of our products and services could suffer, which could in turn reduce our revenue prospects.

Currently, we have wide academic collaborations with oncology key opinion leaders, who conducted clinical trials and research studies on cancer targeted therapies and immunotherapies using our products. We believe our relationships with oncology key opinion leaders, as well as the resulting peer-to-peer interaction they generated, have been instrumental in raising the awareness of our technology platform, endorsing the high quality of our cancer therapy selection capabilities and driving adoption of our products. In addition, we collaborate with pharmaceutical companies who employ cancer therapy selection using our products and services to help develop new drugs for targeted therapies and immunotherapies on various types of cancers. We believe their rigorous standards for the consistency and accuracy of cancer therapy selection results provide validation and endorsement for our technology platform and our products.

Our future success depends in part on our ability to maintain these relationships and to establish new relationships. Many factors have the potential to impact such collaborations, with both key opinion leaders and pharmaceutical companies, including the type of biomarker support required and our ability to deliver it, pharmaceutical companies’ satisfaction with our products or services, and our ability to pass the periodic or random inspections of our pharmaceutical company partners, and other factors that may be beyond our control. Furthermore, our research partners may decide to decrease or discontinue their use of our products and services due to changes in their research focus; pharmaceutical companies may decide to cease or change their new drugs development plans due to various reasons, such as failures in their clinical trials, financial constraints, or utilization of internal testing resources or tests performed by other parties, or other circumstances outside of our control. We cannot assure you that such existing relationships will continue, or if we establish new relationships with other key opinion leaders and pharmaceutical companies, the resulting relationship will be successful or that academic research and clinical studies conducted as part of the collaborations will produce successful outcomes.

We rely on a limited number of suppliers for some of our laboratory equipment and supplies and may not be able to find replacements or immediately transition to alternative suppliers.

We source sequencers, reagents and certain other laboratory supplies used in our laboratory operations from a limited number of suppliers. Our suppliers are typically trading companies that procure laboratory supplies from a variety of manufacturers. Our laboratory operations may be interrupted if we encounter delays or difficulties in securing these supplies, or if we become unable to procure supplies from any of these suppliers due to their lack of required licenses, permits or certifications. If we cannot timely obtain an acceptable substitute, our business, financial condition, results of operations and reputation could be adversely affected.

We believe that there are a number of replacement suppliers that are capable of supplying all of the sequencers, reagents and other laboratory supplies necessary for our laboratory operations. However, the use of laboratory equipment and supplies furnished by any replacement suppliers may require us to alter our laboratory operations. Transitioning to a new supplier may be time consuming and expensive, result in interruptions in our laboratory operations or require that we revalidate our cancer therapy selection test products and services. There can be no assurance that we will be able to bring the equipment and supplies supplied by these replacement suppliers online and revalidate them without experiencing interruptions in our workflow. In addition, there can be no assurance that replacement suppliers will meet our quality control and performance requirements. If we encounter delays or difficulties in securing, reconfiguring or revalidating the laboratory equipment and supplies we require for our laboratory operations, our business, financial condition, results of operations and reputation could be adversely affected.

If we are unable to support the demand for our current or future products and services, including ensuring that we have adequate capacity to meet increased demand, our business could suffer.

Since our inception, we have experienced rapid growth, and we anticipate further growth in our business operations. Our growth could strain our organizational, administrative and operational infrastructure. As the sales volume of our cancer therapy selection products and services grows, we will face increased demands on our capacity and efficiency for sample intake, testing results analysis and other laboratory operations, quality control, customer service, and general workflow management processes.

To maintain the quality and expected turnaround time of our tests and effectively meet increased demand, we must continue to improve our operational, financial and management controls and hire, train and manage additional qualified scientists, laboratory personnel and sales and marketing personnel. Failure to do so could adversely affect our business, financial condition and results of operations. For example, if we encounter difficulties in scaling our operations as a result of quality control and quality assurance issues, we will likely experience reduced sales of our cancer therapy selection tests, increased repair or re-engineering costs and increased expenses due to switching to alternate suppliers, any of which would adversely affect our results of operations.

If we cannot compete successfully with our competitors, we may be unable to increase or sustain our revenue or achieve and sustain profitability.

With the development of NGS and cancer genotyping, China’s NGS-based cancer therapy selection market has become increasingly competitive, and we expect this competition to intensify further in the future. Our principal competition comes from other NGS-based cancer therapy selection companies in China. Some of our existing and potential future competitors may have longer operating histories, larger customer bases, more expansive brand recognition and deeper market penetration, substantially greater financial, technological and research and development resources and selling and marketing capabilities, and more favorable terms from suppliers. As a result, they may be able to respond more quickly to changes in customer requirements or preferences, develop faster, better and more expansive advancements for their technologies and tests, create and implement more successful strategies for the promotion and sale of their tests, adopt more aggressive pricing policies for their tests, secure supplies from vendors on more favorable terms or devote substantially more resources to infrastructure and system development. In addition, competitors may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of cancer therapy selection increases. In addition, if we expand into international markets in the future, we could face competition from NGS-based cancer therapy selection companies in these markets.

If we are unable to compete successfully with current and future competitors for these or any other reasons, we may be unable to increase market acceptance and sales volume of our tests, which could prevent us from maintaining or increasing our revenue levels or achieving or sustaining profitability or could otherwise negatively affect our performance.

Failure to manage our growth or execute our strategies effectively may adversely affect our business and prospects.

We have achieved rapid growth in the past few years. If we are not successful in managing our growth or executing our strategies effectively, our business, results of operations, financial condition and future growth may be adversely affected. For example, as part of our growth strategies, we plan to continue our research and development in early cancer detection, which is technically challenging. In addition, we will continue to implement the strategy to expand our collaboration with hospitals under the in-hospital model. As China is a large and diverse market, industry trends and clinical demands may vary significantly by regions. Our experience in collaborations with hospital partners in major cities under the in-hospital model may not be applicable in hospitals located in other cities. As a result, we may not be able to leverage our experience to expand into local or regional hospitals in other parts of China. Any failure to effectively manage our growth or execute our strategies, including our early cancer detection research and development and our collaboration with hospitals under the in-hospital model, could have an adverse impact on our business and prospects.

Our future success depends on our ability to promote our brand and protect our reputation. If we are unable to effectively promote our brand, our business may be adversely affected.

We believe that enhancing and maintaining awareness of our “Burning Rock” brand is critical to achieving widespread acceptance of our cancer therapy selection products, gaining trust for our testing services and attracting new customers. Successful promotion of our brand depends largely on the quality of the products and services we offer and the effectiveness of our branding and marketing efforts. Currently, we rely primarily on our own sales and marketing team to promote our brand and our cancer therapy selection products and testing services. We expect that our branding and marketing efforts will require us to incur significant expenses and devote substantial resources. We cannot guarantee that our sales and marketing efforts will be successful. Brand promotion activities may not lead to increased revenue in the near term, and, even if they do, any revenue increases may not offset the expenses we incur to promote our brand. Our failure to establish and promote our brand and any damage to our reputation will hinder our growth. In addition, our reputation may be undermined as a result of the negative publicity about our company or our industry in general. If cancer therapy selection products or services provided by us or our competitors do not perform to customers’ expectations, it may result in lower confidence in cancer therapy selection in general, which may in turn impair our operating results and our reputation.

Failure to attract and retain our senior management and other key employees could adversely affect our business.

Our future success is significantly dependent upon the continued service of our senior management, such as Mr. Yusheng Han, our chairman and chief executive officer. If we lose their services, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit new senior management team members, which could severely disrupt our business and growth. In addition, if these personnel join our competitors or form a competing business, our business and prospects could be adversely affected.

Our research and development activities and laboratory operations depend upon our ability to attract and retain highly skilled scientists and technicians. We are also in strong need of sales and marketing personnel with the relevant technology background and industry expertise in order to effectively conduct our sales and marketing activities and increase our hospital network. We face intense competition for qualified individuals from numerous biotechnology and pharmaceutical companies, universities, governmental entities and other research institutions. We may be unable to attract and retain suitably qualified individuals, and our failure to do so could adversely affect our business.

If our central laboratory fails to comply with applicable laboratory licensing requirements, or become damaged or inoperable, our ability to perform tests may be jeopardized.

We currently derive a substantial majority of our revenue from tests performed at our central laboratory located in Guangzhou, Guangdong Province, China.

Currently, our central laboratory holds a clinical PCR testing laboratory certificate issued by Guangdong Branch of the NCCL, in August 2015, and an NGS laboratory certificate issued by Guangdong Branch of the NCCL in May 2018. These certificates are valid for five years and their renewal is conditioned upon additional inspection on a regular and irregular basis. If our central laboratory loses these certificates, whether as a result of revocation, suspension or limitation, we would no longer be able to perform our tests, which could have an adverse effect on our business, financial condition and results of operations. In addition, we have voluntarily obtained certification from the CLIA to perform laboratory examinations and procedures on human specimens and accreditation from the CAP for our central laboratory. As a condition of the CLIA certification and the CAP accreditation, our central laboratory is subject to survey and inspection every other year, in addition to being subject to additional random inspections. Loss of our CLIA certificate or CAP accreditation may have an adverse effect on our business and reputation.

In addition, our laboratory facilities and equipment could be harmed or rendered inoperable by natural or man-made disasters, including war, fire, earthquake, power loss, communications failure or terrorism, which may render it difficult or impossible for us to perform tests for some period of time. We do not carry any insurance for damage to our property and the disruption of our business. Damages to, or interruptions in the operations of, our laboratory and other facilities could have an adverse impact on our results of operations and financial condition.

Furthermore, our laboratory facilities and equipment could be unavailable or costly and time-consuming to repair or replace. It would be difficult, time-consuming and expensive to rebuild our laboratory facilities, to locate and qualify a new facility or license or transfer our proprietary technology to a third-party to conduct our tests at their facilities, particularly in light of licensure and accreditation requirements. Even in the unlikely event we are able to find a third party with such qualifications to enable us to conduct our tests, we may be unable to negotiate commercially reasonable terms.

We depend on our information technology systems, and any failure of these systems could harm our business.

We depend on information technology systems for significant elements of our operations. We have also installed a number of enterprise software systems that affect a broad range of business processes and functional areas, including for example, systems handling human resources, financial controls and reporting, contract management, regulatory compliance, and other infrastructure operations. These information technology systems support a variety of functions, including laboratory operations, test validation, sample tracking, quality control, customer service support, billing and reimbursement, research and development activities, scientific and medical curation, and general administrative activities.

Information technology systems are vulnerable to damage from a variety of sources, including telecommunications or network failures, malicious human acts and natural disasters. Moreover, despite network security and back-up measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses, and similar disruptive problems. Despite the precautionary measures we have taken to prevent unanticipated problems that could affect our information technology and telecommunications systems, failures or significant downtime of our information technology or telecommunications systems or those used by third-party service providers could prevent us from conducting our daily operations. Any disruption or loss of information technology systems on which critical aspects of our operations depend could have an adverse effect on our business.

Security threats to our information technology infrastructure and unauthorized use of data by third parties could expose us to liability or damage our reputation and business.

Our information technology systems store and process a variety of sensitive data, including our proprietary business information, as well as patients’ personal data such as health information and personally identifiable information.

It is essential that our information technology infrastructure remains secure and is perceived by hospitals, patients and our research partners to be secure. Despite our security measures, we may face cyber-attacks that attempt to penetrate our network security, sabotage or otherwise disable our research, tests and services, misappropriate our proprietary business information or cause interruptions of our internal systems and services. Any cyber-attacks could negatively affect our reputation, damage our network infrastructure and our ability to deploy our products and services, harm our relationship with customers and research partners, and expose us to significant financial liabilities.

Moreover, we may not be able to prevent third parties from illegally obtaining and misappropriating personal data of the tested patients that we collect. Concerns about data leakage or unauthorized use of data by third parties, even if unfounded, could damage our reputation and negatively affect our results of operations.

If we are unable to effectively protect our intellectual property, our business and competitive position would be harmed.

We rely on patents, software copyrights, trademarks, trade secrets and other intellectual property rights protection and contractual restrictions to protect our products, services and technologies. We have registered a number of patents and trademarks in China and have applied for additional patent registrations in China, Hong Kong, the U.S., the European Union and Japan. However, such protection is limited and may not adequately protect our rights. For example, some of the trademark applications for the labels we use in our products have been rejected by the Trademark Office of National Intellectual Property Administration for the reason that they have been preemptively registered by an independent third party. In December 2019, we filed a request for invalidation against these preemptively registered trademarks. However, we cannot assure you that relevant authorities will rule in favor of us with respect to such invalidation request. As advised by our trademark counsel, we believe that the risk of us being found to be infringing the registered trademarks of such third party is low. However, we may still be subject to trademark infringement claims by such third party. We may be subject to fines and other legal or administrative sanctions and may be prohibited from using such trademarks if such claims are resolved against us, and it may also be costly to defend such claims. In addition, competitors could purchase our products and attempt to replicate and/or improve some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, and design their devices and tests around our protected technologies or develop their own competitive technologies that fall outside of our intellectual property rights.

Monitoring unauthorized disclosure and uses of our trade secrets is difficult, and we do not know whether the steps we have taken to prevent such disclosure and uses are, or will be, adequate. If we resort to litigation to enforce or protect our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, while the outcome would be unpredictable and any remedy may be inadequate. Our contractual agreements may be breached by our counterparties, and there may not be adequate remedies available to us for any such breach. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors, and we would have no right to prevent others from using them. Moreover, if a party having an agreement with us has an overlapping or conflicting obligation to a third party, our rights in and to certain intellectual property could be undermined.

If we fail to effectively protect our intellectual property, our competitive position and prospects could be adversely affected.

We may be subject to intellectual property infringement or misappropriation claims by third parties, which may force us to incur substantial legal expenses and, if determined adversely against us, could disrupt our business.

The validity, enforceability and scope of intellectual property rights protection in China are uncertain and still evolving. We cannot be certain that our products, tests and technologies do not or will not infringe patents, software copyrights, trademarks or other intellectual property rights held by third parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks or copyrights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights. Any such proceedings and claims could result in significant costs to us and divert the time and attention of our management and technical personnel from the operation of our business. These types of claims could also potentially adversely impact our reputation and our ability to conduct business and raise capital, even if we are ultimately absolved of all liability. Moreover, third parties making claims against us may be able to obtain injunctive relief against us, which could block our ability to offer one or more devices or tests and could result in a substantial award of damages against us. In addition, since we sometimes indemnify our customers or collaboration partners, we may have additional liability in connection with any infringement or alleged infringement of third party intellectual property. Intellectual property litigation can be very expensive, and we may not have the financial means to defend ourselves or our customers or collaboration partners.

Because patent applications can take many years to issue, there may be pending applications, some of which are unknown to us, that may result in issued patents upon which our products, tests or proprietary technologies may infringe. Moreover, we may fail to identify issued patents of relevance or incorrectly conclude that an issued patent is invalid or not infringed by our technology or any of our devices or tests. There is a substantial amount of litigation involving patents and other intellectual property rights in our industry. If a third-party claims that we infringe upon a third-party’s intellectual property rights, we may have to:

•	seek to obtain licenses that may not be available on commercially reasonable terms, if at all;

•	abandon any product alleged or held to infringe, or redesign our products or processes to avoid potential assertion of infringement;

•

pay substantial damages including, in exceptional cases, treble damages and attorneys’ fees, if a court decides that the device, test or proprietary technology at issue infringes upon or violates the third-party’s rights;

•	pay substantial royalties or fees or grant cross-licenses to our technology; and

•	defend litigation or administrative proceedings that may be costly whether we win or lose, and which could result in a substantial diversion of our financial and management resources.

Ethical, legal and social concerns related to the use of genomic information could reduce demand for our cancer therapy selection testing products and services.

Cancer therapy selection, especially cancer genotyping, has raised ethical, legal and social issues regarding privacy and the appropriate uses of the resulting information. Government authorities could, for social or other purposes, limit or regulate the use of genomic information or prohibit testing for genomic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may cause patients to refuse to use, or physicians to be reluctant to order, cancer therapy selection tests such as ours, even if permissible. These and other ethical, legal and social concerns may limit market acceptance and adoption of our tests or reduce the potential markets for our tests, any of which could have an adverse effect on our business, financial condition and results of operations.

If we fail to implement or maintain an effective system of internal controls over financial reporting to remediate our material weaknesses, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) the lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, and (ii) the lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements. We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting because of the existence of a material weakness if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the ADSs, may be adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Past and future grants of share-based awards may have an adverse effect on our financial condition and results of operations and have dilutive impact to your investment.

We adopted a share incentive plan in                      2020, which we refer to as the 2020 Share Option Plan, in this prospectus, to grant share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to all awards under the 2020 Share Option Plan is              ordinary shares. We have also separately issued options to our directors, officers and employees outside of the 2020 Share Option Plan. As of the date of this prospectus, options to purchase 4,807,484 ordinary shares have been granted and outstanding. See “Management—Share Incentive Awards.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

We may be subject to litigation and other claims and legal proceedings, and may not always be successful in defending ourselves against these claims or proceedings.

We may be subject to lawsuits and other claims in the ordinary course of our business. We may from time to time be subject to lawsuits and other legal proceedings brought by our customers, competitors, employees, business partners, investors, other shareholders of the companies we invest, or other entities against us in the ordinary course of our business. We may also be subject to regulatory proceedings in the ordinary course of our business. We may not be successful in defending ourselves, and the outcomes of these lawsuits and proceedings may be unfavorable to us. Lawsuits and regulatory proceedings against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our customer base, market position and our relationships with our research partners and other business partners. In addition to the related costs, managing and defending litigation and other legal proceedings and related indemnity obligations can significantly divert our management’s attention from operating our business. We may also need to pay damages or settle lawsuits or other claims with a substantial amount of cash, negatively affecting our liquidity. As a result, our business, financial condition and results of operations could be adversely affected.

Risks Relating to Government Regulations

We are subject to extensive legal and regulatory requirements in China for our cancer therapy selection products and services. Any lack of requisite certificates, licenses or permits applicable to our business may have an adverse impact on our business, financial condition and results of operations.

We are engaged in the purchase, manufacturing, sale and usage of certain imported laboratory equipment, NGS-based cancer therapy selection products and related software. The laws and regulations regulating NGS-based cancer therapy selection products are still in a preliminary stage of development in China. In accordance with current PRC laws and regulations, certain of these equipment, products and software are regulated as medical devices and are required to obtain and maintain various certificates, licenses and permits, including but not limited to medical device record-filing certificates, medical device manufacturing licenses, medical device registration certificates and medical device operation licenses.

Although we obtained China’s first medical device registration certificate for NGS-based cancer therapy selection, as of the date of this prospectus, certain of these equipment, products and software have not obtained the required certificates, licenses or permits. In China, very few NGS-based cancer therapy selection products have obtained medical device registration certificates issued by the competent Chinese governmental authorities. It is uncertain whether we can obtain all medical device registration certificates for our NGS-based cancer therapy selection products and how long it will take to obtain such registration certificates.

As of the date of this prospectus, we have not been subject to any penalties from the relevant authorities for the purchase, manufacture, sale and usage of these equipment, products and software. As advised by our PRC counsel, Shihui Partners, the risk of penalties imposed by the competent authorities is relatively low. However, we cannot assure you that the competent governmental authorities will not take different views or interpretations from us or our PRC counsel, or enact new detailed or more restrictive rules and regulations. Failure to comply with laws or regulations may subject us to penalties, including fines, confiscation of these equipment, products and software and suspension of business, and our business and results of operations could be adversely affected.

We are subject to ongoing obligations and continued regulatory review. There could be a subsequent discovery of previously unknown problems with our cancer therapy selection products and services. Any government investigation of alleged violations of law could require us to expend significant time and resources and could result in adverse government actions and negative publicity.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted Regulations on Human Genetic Resources Management.

The Regulation on Human Genetic Resources Management, or the Genetic Resources Regulation, was promulgated by the State Council on May 28, 2019 and became effective on July 1, 2019. It regulates the collection, preservation, usage and external provision of human genetic resources in the PRC, whereas activities of collection and preservation of organs, tissues and cells for purposes of clinical diagnosis and treatment, service of blood collection and provision, investigation of illegal activities, doping test and funeral service, are required to be conducted in accordance with other relevant laws and regulations separately. However, there remain significant uncertainties as to how various provisions of the Genetic Resources Regulation might be interpreted and implemented. Given these uncertainties, although our products used for clinical diagnostic purpose are currently not regulated by the Genetic Resources Regulation, we cannot assure you that our business activities will not at the same time be deemed to be the collection, preservation, usage and external provision of human genetic resources in the PRC and therefore be subject to the supervision of the Genetic Resources Regulation.

Pursuant to the Genetic Resources Regulation, foreign organizations, individuals and entities established or controlled by them, or Regulated Persons, are prohibited to collect or preserve China’s human genetic resources or transport them abroad without prior approval from or filing with the competent governmental authorities. Due to the lack of detailed interpretations and implementations, it is not clear whether a VIE entity controlled by a foreign entity through contractual agreements will be deemed as a Regulated Person under the Genetic Resources Regulation. Moreover, whether a foreign entity ultimately controlled by PRC citizens will be treated as a Regulated Person remains unclear. As of the date of this prospectus, as a company with a VIE structure since our operation, we have not received any notices or been subject to any penalties from the competent governmental authorities for the collection, preservation or use of China’s human genetic resources. However, if the competent governmental authorities determine that we are subject to the Genetic Resources Regulation in the future, we may be subject to penalties, including fines, suspension of related activities and confiscation of related human genetic resources and gains generated from conducting these activities, and our business, financial conditions and results of operations could be adversely affected.

The evolving government regulations may place additional burdens on our efforts to commercialize our products and services.

The PRC government has introduced various reforms to the Chinese healthcare system in recent years and may continue to do so, with an overall objective of expanding basic medical insurance coverage and improve the quality and reliability of healthcare services. The specific regulatory changes under the reforms still remain uncertain. The implementing measures to be issued may not be sufficiently effective to achieve the stated goals, and as a result, we may not be able to benefit from these reforms to the level we expect, if at all. Moreover, the reforms could give rise to regulatory developments, such as more burdensome administrative procedures, which may have an adverse effect on our business and prospects.

In addition, laws and regulations in China, including those regulating medical devices and supplies, are rapidly evolving. Changes in these areas could impose more stringent requirements on us and increase our compliance and other operating costs, and we may not be able to achieve or sustain profitability. Changes in government regulations could also prevent, limit or delay regulatory approvals in relation to our NGS-based cancer therapy selection products and services. Moreover, regulatory authorities may conduct periodic or unannounced inspections on pharmaceutical and medical device companies to check if these companies’ manufacturing, quality control and procurement, among others, are in compliance with relevant laws and regulations. If we are not able to maintain regulatory compliance or pass regulatory inspections, any regulatory approval that has been obtained may be revoked, and we may be required to recall our current or future products, or even to partially suspend or totally shut down our production. In addition, regulatory changes may relax certain requirements that could benefit our competitors or lower market entry barriers and increase competition. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Any litigation or governmental investigation or enforcement proceedings against us in China may be protracted and may result in substantial costs and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

Furthermore, China’s regulatory framework governing genetic testing is also in the preliminary stage and rapidly evolving. The evolution of government regulations and their interpretation and enforcement involve significant uncertainties, which may place additional burdens on us or even render it impossible for us to comply with certain regulations. For example, in February 2014, two government agencies jointly published an announcement regarding the clinical application of genetic tests, or Circular 25, which halted the provision of genetic tests unless the clinical laboratory of genetic testing is included in a designated pilot program. Pursuant to Circular 25, in March 2014, the PRC government launched the pilot program that granted permits to NGS laboratories. This pilot program, to our knowledge, has been discontinued. Since no implementing rules for Circular 25 have been promulgated as of the date of this prospectus, the provision of genetic testing by biotechnology companies, including us, which were not included in such pilot program, may be deemed by the competent governmental authorities to have violated Circular 25. As advised by our PRC counsel, we believe that the risk of us being found in violation of Circular 25 by providing genetics tests is low given that (i) our central laboratory has obtained the clinical PCR testing laboratory certificate, and we are one of the first biotechnology companies in China that have obtained the NGS laboratory certificate, both issued by the NCCL, according to Administrative Regulations for Clinical Gene Amplification Laboratory of Medical Institutions, and (ii) as of the date of this prospectus, the relevant governmental authorities have not imposed any penalties on us, or to our knowledge, on other peer companies conducting genetic testing, for any violation of Circular 25. However, we cannot assure you that the governmental authorities will take the same view with us or our PRC counsel. If the governmental authorities determine that we have violated Circular 25, our business of provision of genetic tests may be halted, which may adversely affect our business and prospects.

We may be exposed to liabilities under various anti-corruption laws and regulations. Any determination that we or our employees have violated these laws and regulations could have an adverse effect on our business or our reputation.

We operate in the healthcare industry in China and are subject to Chinese anti-corruption laws and regulations, which generally prohibit companies and intermediaries from engaging in any bribery, corruption and fraudulent activities, including, among other things, improper payments or other form of bribes to hospitals and physicians in connection with the procurement of products. If we, due to either our own deliberate or inadvertent acts or those of others, fail to comply with applicable anti-corruption laws, our reputation could be harmed and we could incur criminal or civil penalties, other sanctions and/or significant expenses, which could have an adverse effect on our business, including our financial condition, results of operations, cash flows and prospects.

In addition, our procedures and controls to monitor anti-bribery compliance may fail to protect us from reckless or criminal acts committed by our employees. We could be liable for actions taken by our employees, including any violations of applicable law in connection with the marketing or sale of our products and services, including China’s anti-corruption laws and the Foreign Corrupt Practices Act of the U.S., or the FCPA. In particular, if our employees make any payments that are forbidden under the FCPA, we could be subject to civil and criminal penalties imposed by the U.S. government.

Any change in the regulations governing the use of personal data in China, which are still under development, could adversely affect our business and reputation.

As a cancer therapy selection service provider, we have access to our tested individuals’ personal data, including their age, gender, disease status and medical records. We use these personal data internally to expand our database and improve the clinical utility of our analytics and reporting system. Chinese regulations governing the collection and use of personal data are still under development. Although we believe that there is currently no PRC legal restriction on our internal use of such data, such as the disease and treatment data in our LAVA system, which we obtained from patients and treating physicians with their prior informed consent, any change in the regulatory regime in this regard could potentially subject us to more stringent data privacy regulations and affect our ability with regard to the collection and use of these personal data, which in turn could have an adverse effect on our business, financial condition and results of operations. In the future, we plan to expand our business internationally and will be subject to relevant regulatory regimes related to data privacy in those countries, which may be subject us to heightened standards of data protection.

Risks Relating to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

In accordance with the Special Administrative Measures for Access of Foreign Investment (Negative List) promulgated in June 2019 and effective in July 2019, or the 2019 Negative List, foreign investors are prohibited from investing in businesses related to the research, development, and application of genomic diagnosis and treatment technology.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and Beijing Burning Rock Biotech Limited, our wholly owned subsidiary, or WFOE, is considered a foreign-invested enterprise. To comply with PRC laws and regulations, we conduct substantially all of our business in the PRC through Burning Rock (Beijing) Biotech Limited, our VIE, and its subsidiaries, based on contractual arrangements entered into among WFOE, the VIE and its shareholders.

We believe that our corporate structure and contractual arrangements enable us to: (i) be the exclusive provider of business support, technical and consulting services in exchange for a fee; (ii) receive substantially all of the economic benefits and bear the obligation to absorb substantially all of the losses of our VIE; (iii) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the registered shareholders all or any part of their equity interests in our VIE at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (iv) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from our VIE all or any part of its assets at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (v) appoint us, any person authorized by us (except the shareholders of our VIE), as exclusive agent and attorney to act on behalf of the shareholders of our VIE on all matters concerning our VIE and to exercise all their rights as a registered shareholder of our VIE in accordance with PRC laws and the articles of our VIE; and (vi) pledge as first-ranking charge all of the equity interests in our VIE to us as collateral security for any and all of the guaranteed debt under the contractual arrangements and to secure performance of the obligations under the contractual arrangements. The contractual arrangements allow the results of operations and assets and liabilities of our VIE and its subsidiaries to be consolidated into our results of operations and assets and liabilities under U.S. GAAP as if they were subsidiaries of our Group.

Our PRC counsel, Shihui Partners, is of the opinion that (i) the ownership structure of WFOE and our VIE does not violate applicable PRC laws and regulations currently in effect, and (ii) the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC government authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC counsel stated above. There is also the possibility that the PRC government authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. If the PRC government determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the PRC National Health Commission, or the NHC, would have broad discretion in dealing with such violations or failures, including, but not limited to:

•	revoking our business and operating licenses;

•	discontinuing or restricting our operations;

•	imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

•	imposing conditions or requirements with which we or WFOE and our VIE may not be able to comply;

•	requiring us, WFOE and our VIE to restructure the relevant ownership structure or operations;

•	restricting or prohibiting our use of the proceeds from this offering or other of our financing activities to finance the business and operations of our VIE and its subsidiaries; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may adversely affect our business, financial condition and results of operations. In addition, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of our VIE and its subsidiaries in our consolidated financial statements. If any penalty results in our inability to direct the activities of our VIE and its subsidiaries and such a penalty significantly impacts their economic performance and/or our ability to receive economic benefits from our VIE and its subsidiaries, we may not be able to consolidate our VIE and its subsidiaries into our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with our VIE and its shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.

We have relied and expect to continue to rely on contractual arrangements with our VIE, its shareholders and subsidiaries to operate our business activities. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries. For example, our VIE, its subsidiaries or shareholders may fail to fulfill their contractual obligations with us or take other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE, its subsidiaries and shareholders of their obligations under the contractual arrangements to exercise control over our VIE and its subsidiaries. The shareholders of our VIE may not act in the best interests of our company or may not perform their obligations under these contracts. These risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIE, its subsidiaries and shareholders. If any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. If we are unable to enforce the contractual arrangements or we experience significant delays or other obstacles in the process of enforcing the contractual arrangements, we may not be able to exert effective control over the VIE and may lose control over its assets. Therefore, our contractual arrangements with our VIE, its subsidiaries and shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

We may lose the ability to use and enjoy assets held by our VIE that are critical to the operation of our business if our VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Our VIE holds certain assets that are critical to the operation of our business. Under the contractual arrangements entered into by WFOE, our VIE and its shareholders, our VIE may not and its shareholders may not cause it to, sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in the VIE. They also may not allow any encumbrance of security interest over such equity interest, except for the equity interest pledge agreement in the contractual arrangements, without WFOE’s prior written consent. However, if the shareholders of our VIE or its subsidiaries breach the contractual arrangements and voluntarily liquidate the VIE or its subsidiaries, or if our VIE or its subsidiaries declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could adversely affect our business, financial condition and results of operations. In addition, if our VIE or its subsidiaries undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its or their assets, thereby hindering our ability to operate our business, which could adversely affect our business, financial condition and results of operations.

Any failure by our VIE, its subsidiaries or shareholders to perform their obligations under our contractual arrangements with them would have an adverse effect on our business.

Under the contractual arrangements entered into by WFOE, our VIE and its shareholders, these shareholders covenanted that they will not request our VIE to distribute profit or dividends, raise shareholders’ resolution to make such a distribution or vote in favor of any such relevant shareholders’ resolution without WFOE’s prior written consent. If these shareholders receive any income, profit distribution or dividend, except as otherwise determined by us, they must promptly transfer or pay such income, profit distribution or dividend to us or any other person designated by us as service fees to the extent permitted under applicable PRC laws. If the shareholders of our VIE breach the relevant covenants, we may need to resort to legal proceedings to enforce the terms of the contractual arrangements. Any such legal proceedings may be costly and may divert our management’s time and attention away from the operation of our business, and the outcome of such legal proceedings is uncertain.

The ultimate beneficial shareholders of our VIE may have conflicts of interest with us, which may adversely affect our business.

The equity interests in our VIE are ultimately beneficially held by certain of our directors, indirect shareholders and employees of these indirect shareholders. However, these ultimate beneficial shareholders may have potential conflicts of interest with us. They may breach, or cause our VIE to breach, the contractual arrangements. We cannot assure you that when conflicts arise, the ultimate beneficial shareholders of our VIE will act in the best interests of our company or that conflicts will be resolved in our favor. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We conduct our business operations in the PRC through our VIE and its subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.

All the agreements that constitute our contractual arrangements with our VIE, its subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over our VIE and its subsidiaries, and our ability to conduct our business and our financial condition and results of operations may be adversely affected.

The contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, WFOE may act on behalf of the shareholders of our VIE to exercise all such rights associated with their equity interest; and (ii) in such event, where PRC laws permit, any distribution the shareholders of our VIE are entitled to receive, after deducting their initial capital contribution, will be transferred voluntarily to WFOE. Such provision may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.

Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the VIE, its subsidiaries and/or shareholders, we may not be able to exert effective control over our VIE due to the inability to enforce the contractual arrangements, which could adversely affect our ability to conduct our business.

If we exercise the option to acquire the equity interest and assets of the VIE, this equity interest or asset transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, WFOE or its designated person has the irrevocable and exclusive right to purchase all or any portion of the equity interests in our VIE from our VIE’s shareholders at any time and from time to time in its absolute discretion to the extent permitted by PRC laws. The consideration WFOE pays for such purchases will be an amount equal to then registered capital of our VIE multiplied by the percentage of any equity interest to be purchased in proportion to the total equity interests of our VIE. But if applicable PRC law contains a compulsory requirement regarding transfer of the equity interest, the WFOE or any third party designated is entitled to pay the lowest price permitted by the PRC law as the purchase price. In addition, under the contractual arrangements, WFOE or its designated party has the irrevocable and exclusive right, where permitted by PRC law, to purchase from our VIE all or any portion of its assets, and the purchase price will be the higher of (i) the net book value of the assets to be purchased and (ii) the lowest price permitted by applicable PRC law.

Such transfer of equity or assets may be subject to approvals from, or filings with, competent PRC authorities, such as the Ministry of Commerce, or MOFCOM, the State Administration for Market Regulation, or the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The assets transfer price to be received by our VIE under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress and it became effective on January 1, 2020. The Foreign Investment Law replaced the Law on Sino-Foreign Equity Joint Ventures, the Law on Sino-Foreign Cooperative Joint Ventures and the Law on Foreign-Capital Enterprises and became the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment. However, the Foreign Investment Law does not explicitly stipulate contractual arrangements such as those we rely on as a form of foreign investment.

Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing through any other methods under laws, administrative regulations or provisions prescribed by the State Council.” Future laws, administrative regulations or provisions prescribed by the State Council may possibly regard contractual arrangements as a form of foreign investment. If this happens, it is uncertain whether our contractual arrangements with our VIE, its subsidiaries and shareholders would be recognized as foreign investment, or whether our contractual arrangements would be deemed to be in violation of the foreign investment access requirements. As well as the uncertainty on how our contractual arrangements will be handled, there is substantial uncertainty regarding the interpretation and the implementation of the Foreign Investment Law. The relevant government authorities have broad discretion in interpreting the law. Therefore, there is no guarantee that our contractual arrangements, the business of our VIE and our financial condition will not be adversely affected.

Depending on future developments under the new Foreign Investment Law, we could be required to unwind the contractual arrangements and/or dispose of our VIE, which would have an adverse effect on our business, financial conditions and result of operations. If our company no longer has a sustainable business after an unwinding or disposal or when such requirements are not complied with, the SEC, and/or [NYSE/NASDAQ Global Market] may take enforcement actions against us, which may have an adverse effect on the trading of our Shares or even result in delisting our company.

There may be a potential adverse impact to our company if our contractual arrangements with our VIE, its subsidiaries and shareholders are not treated as domestic investment.

If the operation of our businesses conducted through our VIE is subject to any restrictions pursuant to the 2019 Negative List or any successor regulations, and the contractual arrangements are not treated as domestic investment, the contractual arrangements may be regarded as invalid and illegal. If this were to occur, we would not be able to operate the relevant businesses through the contractual arrangements and would lose our rights to receive the economic benefits of the VIE. As a result, we would no longer consolidate the financial results of the VIE into our financial results and we would have to derecognize their assets and liabilities according to the relevant accounting standards. If we do not receive any compensation, we would recognize an investment loss as a result of such derecognition.

Our contractual arrangements may be subject to scrutiny by the PRC tax authorities, and a finding that we owe additional taxes could adversely affect our results of operations and reduce the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year during which arrangements and transactions were concluded. The Enterprise Income Tax Law, or the EIT Law, requires every enterprise in China to submit its annual enterprise income tax return, together with a report on transactions with its related parties, to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s-length principles. We may face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and our VIE do not represent an arm’s-length price and adjust our VIE’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our VIE, which could in turn increase their tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties to our PRC controlled structured entities for under-paid taxes. Our results of operations may be adversely affected if our tax liabilities increase or if we are found to be subject to late payment fees or other penalties.

Risks Relating to Doing Business in the PRC

Adverse changes in the Chinese or global economic, political and social conditions as well as government policies could adversely affect our business and prospects.

The majority of our operations are in China. Accordingly, our business, prospects, financial condition and results of operations may be significantly influenced by political, economic and social conditions in China generally and by continued economic growth in China.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures that focus on taking into account market forces to effect economic reform and aimed at reducing the state ownership of productive assets and establishing improved corporate governance in business enterprises, a substantial portion of China’s productive assets are still owned by the government. In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China, and, since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and adversely affect our business and results of operations.

Recently there have been heightened tensions in the economic relations between the U.S. and China. The U.S. government has recently imposed, and proposed to impose additional, new or higher tariffs on products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing largely commensurate tariffs on products imported from the U.S. Amid these tensions, the U.S. government has imposed and may impose additional measures on entities in China, including sanctions. We currently source some of our reagents and laboratory equipment from vendors based in the U.S. The U.S. government may prohibit these companies from doing business with Chinese companies and the Chinese government implement countermeasures. If this were to happen, we may be required to seek substitute suppliers, which could adversely affect our operations. Moreover, the potential increase in tariffs may also increase the costs we incur to purchase imported reagents and laboratory equipment. In addition, as a biotechnology company with operations primarily based in China, our international expansion plan to commercialize our products and services in, and export our products and services to, the U.S. could be adversely affected by these or future trade developments. In addition, increased protectionism and the risk of global trade war, which result in weaker global trade and lower levels of economic activity, could reduce the demand for our tests and adversely affect our business.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which prior court decisions have limited value as precedents. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, their interpretation is not always consistent and their enforcement involves uncertainties.

In particular, PRC laws and regulations concerning the cancer genotyping industry are developing and evolving. Although we have taken measures to comply with the laws and regulations applicable to our business operations and to avoid conducting any non-compliant activities under these laws and regulations, the PRC governmental authorities may promulgate new laws and regulations regulating cancer genotyping industries, some of which may have a retroactive effect. We cannot assure you that our business operations would not be deemed to violate any such new PRC laws or regulations. Moreover, developments in the cancer genotyping industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict us, and could adversely affect our business and operations.

From time to time, we may have to rely on administrative and court proceedings to enforce our legal rights. However, since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. These types of uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China, could adversely affect our business and impede our ability to continue our operations, and may further affect the legal remedies and protections available to investors, which may, in turn, adversely affect the value of your investment.

We may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes, which could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to enterprise income tax on its global income at the rate of 25%. The related implementation rules define the term “de facto management body” as the body that exercises full and substantial control over, and overall management of, the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation, or the SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore-incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China. It will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule would apply in our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its worldwide income, which could reduce our net income. In addition, we would also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends paid by us and gains realized on the sale or other disposition of our ordinary shares or ADSs may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends and gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company, including the holders of our ADSs, would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ADSs.

We may rely on dividends and other distributions from our subsidiaries in China to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could adversely affect our ability to conduct our business.

As a holding company, we conduct most of our business through our subsidiaries incorporated in China. We may rely on dividends paid by these PRC subsidiaries for our cash needs, including the funds necessary to pay any dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities established in China is subject to limitations. Regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As a result, our PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to us in the form of dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitations on the ability of our PRC subsidiaries to transfer funds to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

Our PRC subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their Renminbi revenues to pay dividends to us.

In response to the persistent capital outflow and the Renminbi’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China, or the PBOC, and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiary’s dividends and other distributions may be subjected to tighter scrutiny. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Fluctuations in exchange rates could have an adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up its Special Drawing Rights, or the SDR, and decided that with effect from October 1, 2016, the Renminbi is considered to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows out of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policies may affect the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may have an adverse effect on your investment. For example, to the extent that we need to convert

U.S. dollars we receive from this offering or other capital markets transactions or borrowings outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The PRC government’s control of foreign currency conversion may limit our foreign exchange transactions, including dividend payments on our ADSs.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments indirectly from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation. However, approval from or registration with appropriate governmental authorities or commercial banks authorized by such authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

In light of strong capital outflows from China in 2016, the PRC government has imposed more restrictive foreign exchange policies and stepped up its scrutiny of major outbound capital movements. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border capital account transactions. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulations concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, as amended, and, if required, we cannot predict whether we will be able to obtain this approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by a special purpose vehicle seeking the CSRC’s approval of its overseas listings.

Our PRC counsel, Shihui Partners, based on its understanding of the current PRC laws and regulations, advised that the aforesaid CSRC’s approval is not required for the listing and trading of our ADSs on the [NYSE/NASDAQ Global Market] in the context of this offering, because, among other things, (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as this offering contemplated by our company are subject to the M&A Rules, (ii) the PRC subsidiaries were established by means of direct investment rather than by merger or acquisition directly or indirectly of the equity interest or assets of any “domestic company” as defined under the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies the contractual arrangements contemplated under the VIE agreements as a type of acquisition transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the CSRC’s opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we and our PRC counsel do. If the CSRC or any other PRC regulatory agencies subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government agencies promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have an adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ADSs that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ADSs we are offering, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other PRC regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have an adverse effect on the trading price of the ADSs.

Inflation in the PRC could negatively affect our profitability and growth.

The economy of China has experienced significant growth, which has from time to time lead to significant inflation. China’s overall economy is expected to continue to grow. Future increases in China’s inflation may adversely affect our profitability and results of operations.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries, which could adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to our PRC subsidiaries or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Any loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the PRC State Administration of Foreign Exchange, or the SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope.

In March 2015, the SAFE promulgated the Circular on Reforming the Administration Measures on Conversion of Foreign Exchange Registered Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. The SAFE further promulgated the Circular of the SAFE on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, which took effective on June 9, 2016 and, among other things, amended certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope, or to provide loans to persons other than affiliates, unless otherwise permitted under its business scope. SAFE Circular 19 and SAFE Circular 16 may limit our ability to transfer the net proceeds from this offering to our PRC subsidiaries and convert the net proceeds into RMB.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, when a foreign investor takes control of a PRC enterprise, it must notify MOFCOM in advance of such change-of-control transaction. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. The security review rules issued by MOFCOM, which became effective in September 2011, specify that certain mergers and acquisitions by foreign investors, for example those that raise “national defense and security” concerns or through which foreign investors may acquire de facto control over domestic enterprises and therefore raise “national security” concerns, are subject to its review. Those rules prohibit any activities attempting to bypass security review, for example by structuring a transaction through a proxy or contractual control arrangements. We may grow our business by acquiring other companies operating in our industry. Complying with the requirements of the regulations described above and other relevant rules to complete these transactions could be time-consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by MOFCOM. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the relevant PRC regulators may promulgate new rules or explanations requiring that we obtain approval of MOFCOM for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain MOFCOM approval for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such governmental approval requirements could have an adverse effect on our business, results of operations and corporate structure.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, our acquisition or restructuring strategy or the value of your investment in us.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the SAT, which became effective retroactively as of January 1, 2008, if a non-resident enterprise investor transfers equity interest in a PRC resident enterprise indirectly by way of disposing of equity interest in an overseas holding company, the non-resident enterprise investor, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such indirect transfers may be subject to PRC withholding tax at a rate of up to 10%. In addition, the relevant PRC resident enterprise may be required to provide necessary assistance to support the enforcement of Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 introduces a new tax regime that is significantly different from Circular 698. Public Notice 7 extends tax jurisdiction to not only indirect transfers set forth under Circular 698 but also to transactions involving the transfer of other taxable assets made through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 has new requirements for both foreign transferors and the transferees (or other person who is obligated to pay for the transfer) of the taxable assets. If a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interest of an overseas holding company, then the non-resident enterprise, as the transferor, or the transferee or the PRC entity, which directly owned the taxable assets, must report to the relevant tax authority such indirect transfer. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interest in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

On October 17, 2017, the SAT issued a Public Notice on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Public Notice 37, which, among others, repealed the Circular 698 on December 1, 2017. Public Notice 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under Circular 698. And certain rules stipulated in Public Notice 7 are replaced by Public Notice 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise is required to declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it will be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. We may be subject to filing obligations or taxed if we are the transferor in such transactions, and we may be subject to withholding obligations if we are the transferee in such transactions, under Public Notice 7 and Public Notice 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under Public Notice 7 and Public Notice 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and Public Notice 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these notices, or to establish that our company should not be taxed under these notices, which may have an adverse effect on our financial condition and results of operations.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.

Under the EIT Law and its implementation rules, PRC withholding tax at the rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China but the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.

Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our shares or ADSs, or the gains realized from the transfer of our shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our ADSs or on dividends paid to our non-resident investors, the value of your investment in our ADSs may be adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.

In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, or the Double Tax Avoidance Treaty, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Notice on Tax Treaties, issued on February 20, 2009 by the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on such dividend is reduced to 5%, provided that certain other conditions and requirements under the Double Tax Avoidance Treaty and other applicable PRC laws are satisfied at the discretion of the relevant PRC tax authority. However, based on the Notice on Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status as a “beneficial owner” for purpose of tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If our Hong Kong subsidiary is determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiary will be taxed at a higher rate, which will have an adverse effect on our financial and operational conditions.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and on our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange regulations.

SAFE has promulgated several regulations that require PRC residents and PRC corporate entities to register with and obtain approval from local branches of SAFE in connection with their direct or indirect offshore investment activities. The Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was promulgated by SAFE in July 2014. SAFE Circular 37 requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment, or control of an offshore entity established, for the purpose of overseas investment or financing. According to the Circular of Further Simplifying and Improving the Policies of Foreign

Exchange Administration Applicable to Direct Investment released in February 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015. These regulations apply to our shareholders who are PRC residents and may also apply to any offshore acquisitions or investments that we make in the future.

Under these foreign exchange regulations, PRC residents who make, or have previously made, prior to the implementation of these foreign exchange regulations, direct or indirect investments in offshore companies are required to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update its previously filed SAFE registration, to reflect any material change involving its round-trip investment. If any PRC shareholder fails to make the required registration or update the previously filed registration, the PRC subsidiary of that offshore parent company may be restricted from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company, and the offshore parent company may also be restricted from injecting additional capital into its PRC subsidiary. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions, including (i) the requirement by SAFE to return the foreign exchange remitted overseas or into the PRC within a period of time specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas or into PRC and deemed to have been evasive or illegal and (ii) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive or illegal.

We are committed to complying with and to ensuring that our shareholders who are subject to these regulations will comply with the relevant SAFE rules and regulations. However, due to the inherent uncertainty in the implementation of the regulatory requirements by the PRC authorities, such registration might not be always practically available in all circumstances as prescribed in those regulations. In addition, we may not always be able to compel them to comply with SAFE Circular 37 or other related regulations. We cannot assure you that SAFE or its local branches will not release explicit requirements or interpret the relevant PRC laws and regulations otherwise. As of the date of the prospectus, certain beneficial owners of our shares, who are PRC citizens, are in the process of registering under SAFE Circular 37. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC residents, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules in a timely manner.

Because there is uncertainty concerning the reconciliation of these foreign exchange regulations with other approval requirements, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant governmental authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our results of operations and financial condition. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding our employee share incentive plans or share option plans may subject plan participants, who are PRC residents, or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or SAFE Circular 7. SAFE Circular 7 and other relevant rules and regulations require PRC residents who participate in a stock incentive plan in an overseas publicly tradeable company to register with SAFE or its local branches or the banks and complete certain other procedures. Participants in a stock incentive plan who are PRC residents must retain a qualified PRC agent to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent must amend the SAFE registration with respect to the plan within three months if there is any material change to the stock incentive plan, the PRC agent, or the overseas entrusted institution, or if there are any other material changes in the plan. In addition, SAFE Circular 37 and other relevant rules and regulations stipulate that PRC residents who participate in a share incentive plan of an overseas non-publicly tradeable special purpose company must register with SAFE or its local branches or the banks before they exercise the share options. We and our PRC employees who have been granted share options and restricted shares are subject to these regulations. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, or otherwise adversely affect our business.

The SAT has also issued rules and regulations concerning employee share incentives. Under these rules and regulations, our employees working in the PRC will be subject to PRC individual income tax upon exercise of the share options and/or grant of the restricted shares. Our PRC subsidiaries have obligations to file documents with respect to the granted share options and/or restricted shares with relevant tax authorities and to withhold individual income taxes for their employees upon exercise of the share options and/or grant of the restricted shares. If our employees fail to pay or we fail to withhold their individual income taxes according to relevant rules and regulations, we may face sanctions imposed by the competent governmental authorities.

Our leased property interests may be defective and our right to lease the properties affected by defects may be challenged, which could cause disruption to our business.

As of the date of this prospectus, we leased properties for our offices and branch offices in China. Under PRC laws, all lease agreements must be registered with the local housing authorities. As of the date of this prospectus, none of the premises we lease have completed the registration of our leases with the local housing authorities. Failure to complete these registrations may expose us to potential monetary fines up to RMB10,000 per unit leasehold.

We may be subject to penalties under relevant PRC laws and regulations due to failure to be in full compliance with social insurance and housing provident fund regulation.

According to the Social Insurance Law of the PRC promulgated in 2010 and the Regulations on Management of Housing Provident Funds promulgated in 1999 and most recently amended in 2019, within a prescribed time limit, we need to register with the relevant social security authority and housing provident fund management center, and to open the relevant accounts and make full contributions for social insurance and housing funds for our employees, and this obligation cannot be delegated to any third party.

Our contributions for some of our employees to the social insurance and housing funds may not have been in compliance with relevant PRC laws and regulations. Some of our subsidiaries or consolidated affiliated entities engaged third-party human resources agencies to pay social insurance and housing funds for some of their employees. As of the date of this prospectus, none of these subsidiaries or consolidated affiliated entities had received any notice from the local authorities or any claim or request from these employees in this regard. Under the agreements entered into between the third-party human resources agencies and our relevant subsidiaries or Consolidated Affiliated Entities, the third-party human resources agencies have the obligations to pay social insurance premium and housing provident funds for our relevant employees. However, if the human resource agencies fail to pay the social insurance or housing fund contributions for and behalf of our employees as required under applicable PRC laws and regulations, we may be subject to penalties imposed by the local social insurance authorities and the local housing fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing funds as an employer.

On July 20, 2018, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System, or the Tax Reform Plan. Under the Tax Reform Plan, commencing from January 1, 2019, tax authorities are responsible for the collection of social insurance contributions in the PRC. The effect of the Tax Reform Plan is still uncertain. We cannot assure that we will not be required to pay any deemed shortfalls or be subject to penalties or fines regarding social security insurance and housing provident funds contributions, any of which may have an adverse effect on our business and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside in China for a significant portion of the time and most of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in the U.S. courts judgments obtained in the U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the U.S. There is also uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of the U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws, regulations and interpretations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the U.S. that provide for the reciprocal recognition and enforcement of U.S. judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S.

Recent litigation and negative publicity surrounding China-based companies listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of the ADSs and could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for these companies. Various equity-based research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the ADS trading price, and increased directors and officers insurance premiums and could have an adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and are exposed to uncertainties.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the U.S. and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the U.S. on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the [NYSE/NASDAQ Global Market] of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have adverse impact on the stock performance of China-based issuers listed in the U.S.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the U.S.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the U.S. with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding PRC-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the [NYSE/Nasdaq Global Market] or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the U.S.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the [NYSE/NASDAQ Global Market]. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares. Negotiations with the underwriters will determine the initial public offering price for our ADSs, which may bear no relationship to their market price after this offering. There is no assurance that this offering will result in the development of an active, liquid public trading market for our ADSs, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. Factors such as variations in our revenue, earnings and cash flows, or any other developments in respect of us, may affect the volume and price at which our ADSs will be traded. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the U.S. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the U.S. in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	failure on our part to realize monetization opportunities as expected;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	regulatory developments affecting us or our industry; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

Shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in such a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have an adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of our ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately after the completion of this offering, we will have ordinary shares outstanding including              ordinary shares represented by ADSs, assuming the underwriters do not exercise their over-allotment option. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of this prospectus, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plan would dilute the percentage ownership held by investors who purchase ADSs in this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

[Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS, representing the difference between the initial public offering price of US$             per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, and our net tangible book value per ADS as of September 30, 2019, after giving effect to the net proceeds to us from this offering. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.]

We have not determined a specific use for the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

Our management may spend the net proceeds from this offering in ways you may not agree with or that do not yield a favorable return to our shareholders. We plan to use the net proceeds from this offering for purposes including enhancement of our platform and technology capabilities, international expansion and strategic investments, sales and marketing activities, and general corporate purposes. However, our management will have discretion as to the actual application of our net proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

Our directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our directors and officers will collectively own an aggregate of         % of the total voting power of our outstanding ordinary shares immediately upon completion of this offering, based on the initial offering price of US$             per ADS and assuming the underwriters do not exercise their over-allotment option. As a result, they have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions.

Our directors, offices, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. These actions may be taken even if they are opposed by shareholders, including those who purchase ADSs in this offering. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being a PFIC for our current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more details of these adverse tax consequences, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have an adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt the ninth amended and restated memorandum and articles of association that will become effective upon completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, as amended, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the U.S.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. [Currently, we do not plan to rely on home country practice with respect to any corporate governance matter.] However, if we choose to follow home country practice, in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the U.S.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the [NYSE /NASDAQ Global Market], impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last financial year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote additional management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the U.S. that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the [NYSE/Nasdaq Global Market]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of our ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our ninth amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is ten (10) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our ninth amended and restated memorandum and articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the shares underlying your ADSs on any matter at a shareholder meeting provided that we give the depositary a written confirmation sufficiently in advance of the meeting that:

•	we wish a proxy to be given to a person of our choice,

•	we reasonably do not know of any substantial opposition to the matter, and

•	the matter is not materially adverse to the interests of shareholders.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you any cash dividends or other distributions it or the custodian receives on shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the U.S. unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

In addition, the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing claims under U.S. federal securities laws in federal courts. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

Immediately after the completion of this offering, our ordinary shares will consist of              Class A ordinary shares and              Class B ordinary shares, assuming the initial offering price of US$             per ADS, and assuming the underwriters do not exercise their option to purchase additional ADSs. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to six (6) votes per share based on our proposed dual-class share structure. We will sell Class A ordinary shares represented by the ADSs in this offering. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such

Class B ordinary shares shall be automatically and immediately converted into the equal number of Class A ordinary shares. If any of such Class B ordinary shares are converted into Class A ordinary shares or cancelled for any reasons, our board of directors will have the authority without further action by our shareholders to issue additional Class B ordinary shares, which will be dilutive to our Class A ordinary shareholders and ADS holders.

Upon completion of this offering, our founder and chief executive officer, Mr. Yusheng Han, will beneficially own all of our issued Class B ordinary shares. The Class B ordinary shares will constitute approximately         % of our total issued and outstanding share capital and         % of the aggregate voting power of our issued and outstanding share capital immediately after the completion of this offering due to the disparate voting powers associated with our dual-class share structure, assuming the underwriters do not exercise their over-allotment option. See “Principal Shareholders.” As a result of the dual-class share structure and the concentration of ownership, our founder and chief executive officer, Mr. Yusheng Han, will have considerable influence over matters such as decisions regarding change of directors, mergers, change of control transactions and other significant corporate actions. He may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

The dual-class structure of our ordinary shares may adversely affect the trading market for and the trading price of our ADSs.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in any such action.

The deposit agreement governing the ADSs representing our shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and the depositary. If a lawsuit is brought against either or both of us and the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including results that could be less favorable to the plaintiffs in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the U.S. upon these individuals, or to bring an action against us or against these individuals in the U.S. in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities” for more details.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our mission and strategies;

•	trends and competition in China’s cancer genotyping industry;

•	our expectations regarding demand for and market acceptance of our cancer therapy selection products and services and our ability to expand our customer base;

•	our ability to obtain and maintain intellectual property protections for our cancer therapy selection technologies and our continued research and development to keep pace with technology developments;

•	our ability to obtain and maintain regulatory approvals from the NMPA, the NCCL and have our laboratory certified or accredited by authorities including the CLIA and the CAP;

•	our future business development, financial condition and results of operations;

•	our ability to obtain financing cost-effectively;

•	potential changes of government regulations;

•	our ability to hire and maintain key personnel;

•	our relationship with our major business partners and customers; and

•	general economic and business conditions in China and elsewhere.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors that could adversely affect our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus contains statistical data and information estimates that we obtained from various government and private publications, including industry data and information from CIC. Although we have not independently verified the data, we believe that the publications and reports are reliable. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. Our industry may not grow at the rates projected by market data, or at all. The failure of this market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , or approximately US$             if the underwriters exercise their over-allotment options in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$             per ADS, which is the mid-point of the price range shown on the front cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) the net proceeds to us from this offering by US$            , assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees and obtain additional capital. We plan to use the net proceeds of this offering for general corporate purposes, which may include:

(i) approximately US$             million for research and development of our early cancer detection technologies;

(ii) approximately US$             million for obtaining NMPA approvals for additional cancer therapy selection products, including completing related clinical trials; and

(iii) the balance for other general and administrative matters.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Relating to Our ADSs and This Offering—We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.”

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our subsidiaries in China only through loans or capital contributions. Such loans and capital contributions are subject to PRC regulations, approvals, permits, registrations and filings, and requirements of the relevant authorities. Capital contributions to our PRC subsidiaries must be approved by or filed with MOFCOM or its local counterparts, and loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” We expect that all the net proceeds from this offering will be used in the PRC in the form of Renminbi and mainly by funding our wholly foreign owned subsidiary through capital contributions. In general, the relevant registration and approval procedures for capital contributions typically take approximately eight weeks to complete. We currently see no material obstacles in completing the registration and approval procedures with respect to future capital contributions to our subsidiaries.

DIVIDEND POLICY

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us.

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2019:

•	on an actual basis;

•

on a pro forma basis to reflect the automatic conversion of all of our issued and outstanding preferred shares into 119,104,849 Class A ordinary shares and 43,920,738 Class B ordinary shares upon completion of this offering; and

•

on a pro forma as-adjusted basis to reflect (i) the automatic conversion of all of our issued and outstanding preferred shares into              Class A ordinary shares upon completion of this offering, and (ii) the sale of              Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$             per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming the underwriters do not exercise the over-allotment option

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2019
	Actual		Pro Forma		Pro Forma As-adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Non-current liabilities
Long-term borrowings	5,260	736	5,260	736
Mezzanine equity:
Series A convertible preferred shares (par value of US$0.0001 per share; 66,609,077 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	182,951	25,596	—	—
Series B convertible preferred shares (par value of US$0.0001 per share; 25,537,431 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	455,738	63,760	—	—
Series C convertible preferred shares (par value of US$0.0001 per share; 24,544,618 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	835,977	116,957	—	—

Total mezzanine equity	1,474,666	206,313	—	—

Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 46,334,461 shares authorized, issued and outstanding on an actual basis, and none outstanding on a pro forma or pro forma as adjusted basis)	29	4	—	—

	As of September 30, 2019
	Actual		Pro Forma		Pro Forma As-adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Class A ordinary shares (par value of US$0.0001 per share; none outstanding on an actual basis, 119,104,849 issued and outstanding on a pro forma basis; issued and outstanding on a pro forma as adjusted basis)	—	—	77	11
Class B ordinary shares (par value of US$0.0001 per share; none outstanding on an actual basis, 43,920,738 issued and outstanding on a pro forma basis, and issued and outstanding on a pro forma as adjusted basis)	—	—	27	4
Additional paid-in capital(2)	30,208	4,226	1,504,799	210,528
Accumulated deficits	(812,113)	(113,619)	(812,113)	(113,619)
Accumulated other comprehensive loss	15,946	2,231	15,946	2,231

Total shareholders’ (deficit) equity	(765,930)	(107,158)	708,736	99,155
Total capitalization(2)	713,996	99,891	713,996	99,891

(1)

The pro forma as-adjusted information discussed above is illustrative only. Our total shareholders’ deficit and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$             per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$             million.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of September 30, 2019 was approximately RMB             million (US$             million), or US$             per ordinary share and US$             per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares on a one-for-one basis and subject to anti-dilution adjustments set forth in the shareholders agreement. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed initial public offering price of US$             per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus adjusted to reflect the ADS-to-ordinary share ratio, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Because Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.

Without taking into account any other changes in net tangible book value after September 30, 2019, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of US$             per ADS, which is the midpoint of the estimated range of the initial public offering price, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as-adjusted net tangible book value as of September 30, 2019 would have been US$            , or US$             per ordinary share and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share and US$             per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share and US$             per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	US$	US$
Net tangible book value as of September 30, 2019	US$	US$
Pro forma net tangible book value after giving effect to the conversion of our preferred shares	US$	US$
Pro forma as-adjusted net tangible book value after giving effect to (i) to conversion of our preferred shares and (ii) this offering	US$	US$
Amount of dilution in net tangible book per ordinary share value to new investors in this offering	US$	US$
Amount of dilution in net tangible book value to new investors in this offering	US$	US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$             per ADS would increase (decrease) our pro forma as-adjusted net tangible book value after giving effect to this offering by US$            , the pro forma as-adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$             per ordinary share and US$             per ADS and the dilution in pro forma as-adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$             per ordinary share and US$             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The following table sets forth, on a pro forma as-adjusted basis as of September 30, 2019, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (represented by ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration			Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders			US$		%	US$	US$
New investors			US$		%	US$	US$

Total			US$	100.0%

The pro forma as-adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The discussion and tables above assume no exercise of any outstanding share options outstanding as of the date of this prospectus. As of the date of this prospectus, there are             ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of US$             per share, and there are             ordinary shares available for future issuance upon the exercise of future grants under our share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•	the Cayman Islands has a less developed body of securities laws as compared to the U.S.; and these securities laws provide significantly less protection to investors as compared to the U.S.; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the U.S.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the U.S., between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. Most of our directors and executive officers are nationals or residents of jurisdictions other than the U.S., and most of their assets are located outside the U.S. As a result, it may be difficult for a shareholder to effect service of process within the U.S. upon these individuals, or to bring an action against us or against these individuals in the U.S., in the event that you believe that your rights have been infringed under the securities laws of the U.S. or any state in the U.S.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY10168, as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the U.S. or the securities laws of any State in the U.S. or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Shihui Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the U.S. or any state in the U.S.; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the U.S. or any state in the U.S.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S. or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the U.S. or any State, so far as the liabilities imposed by those provisions are penal in nature. The courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the United Courts against our company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Shihui Partners has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements, public policy considerations and conditions set forth in applicable provisions of PRC laws relating to the enforcement of civil liability, including the PRC Civil Procedures Law, based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We commenced our operation in January 2014 through Burning Rock (Beijing) Biotech Limited, a PRC company. In March 2014, we incorporated Burning Rock Biotech Limited in the Cayman Islands as our offshore holding company in order to facilitate foreign investment in our company. Subsequently, we established BR Hong Kong Limited as our intermediate holding company in April 2014, which in turn established a wholly-owned PRC subsidiary, Beijing Burning Rock Biotech Limited, our WFOE, in June 2014. In the same month, our WFOE entered into a series of contractual arrangements with Burning Rock (Beijing) Biotech Limited and its then shareholders, and Burning Rock (Beijing) Biotech Limited became our variable interest entity, or VIE. These contractual arrangements were amended and restated in October 2019. See “—Contractual Arrangements.”

We conduct our NGS-based cancer therapy selection business primarily through the wholly-owned subsidiaries of our VIE, Guangzhou Burning Rock Dx Co., Ltd. and Guangzhou Burning Rock Medical Equipment Co., Ltd., which were established in March 2014 and January 2015, respectively.

Corporate Structure

The chart below sets forth our corporate structure and identifies our principal subsidiaries as of the date of this prospectus:

(1)

Shareholders of Burning Rock (Beijing) Biotechnology Co., Ltd., our VIE, include (i) Mr. Yusheng Han, our founder, director and chief executive officer, who holds 45.9% of the equity interests in our VIE, (ii) Mr. Xia Nan, an affiliate of Northern Light Venture Capital III, Ltd., who holds 18.1% of the equity interests in our VIE, (iii) Mr. Gang Lu, our director, and Mr. Jin Zhao, our former director, who hold 7.1% and 8.8% of the equity interests in our VIE, respectively, (iv) Growth No. 12 Investment (Shenzhen) Partnership (Limited Partnership), an affiliate of a principal shareholder, which holds 6.0% of the equity interests in our VIE, and (v) seven minority shareholders, who in aggregate hold 14.1% of the equity interests in our VIE, including Dr. Shaokun (Shannon) Chuai, our chief operating officer.

Contractual Arrangements

Investment in China by foreign investors is subject to certain restriction under PRC laws and regulations, in particular, the Catalog of Industries for Encouraging Foreign Investment, and the Special Administrative Measures on Access of Foreign Investment (2019 Edition), or the Negative List. Industries not listed in the Negative List are generally permitted and open to foreign investment, unless specifically prohibited or restricted by the PRC laws and regulations. While foreign investors are given access to the medical device industry according to Negative list, foreign ownership is prohibited in businesses involving the development and application of genomic diagnosis and treatment technology. We are a company incorporated in the Cayman Islands, and, as a result, our subsidiaries in China are considered foreign-owned enterprises. To comply with the PRC laws and regulations described above, we primarily conduct our business in China through our VIE and its subsidiaries in China, based on a series of contractual arrangements among the VIE, its shareholders and our WFOE.

Agreement that Allows Us to Receive Economic Benefits from the VIE

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement, as amended and restated on October 21, 2019, which was entered into between the WFOE and the VIE, WFOE or its designated party has the exclusive right to provide the VIE with business support, technology service, consulting service and other services. In exchange for these services, the VIE will pay a service fee, equal to the VIE’s profit before tax, after recovering any accumulated losses of the VIE and its subsidiaries from the preceding fiscal year, and deducting working capital, expenses, tax and a reasonable amount of operating profit according to applicable tax law principles and tax practice. Without the prior written consent of the WFOE, the VIE may not accept any services covered by this agreement from any third party, and may not cooperate with any third party in respect of the same. The WFOE will exclusively own the proprietary rights, ownership, interests and intellectual property rights produced or created in connection with the performance of this agreement. Unless terminated by the WFOE, this agreement will remain effective for ten years. The WFOE may at its sole discretion unilaterally extend the term of this agreement prior to its expiration upon notice to the VIE.

Agreement that Provides Us with Options to Purchase the Equity Interests in and Assets of the VIE

Exclusive Option Agreement

Pursuant to the exclusive option agreement, as amended and restated on October 21, 2019, which was entered into among the WFOE, the VIE and its shareholders, the shareholders of the VIE have irrevocably and unconditionally granted the WFOE or its designated party an exclusive option, where permitted by the PRC law, to purchase all or any portion of their respective equity interests in the VIE. The purchase price for any equity interest upon exercise of this option will be calculated as then registered capital of the VIE multiplied by the percentage of such equity interest in proportion to the total equity of the VIE. However, if applicable PRC law contains compulsory requirement regarding transfer of equity interest, the WFOE or any third party designated by the WFOE is entitled to pay the lowest price permitted by the PRC law as purchase price. In addition, pursuant to this agreement, the VIE has irrevocably and unconditionally granted the WFOE or its designated party an exclusive option, where permitted by applicable PRC law, to purchase all or any portion of its assets. The purchase price upon exercise of this option will be the higher of (i) the net book value of the assets to be purchased or (ii) the lowest price permitted by applicable PRC law.

Without the prior written consent of the WFOE, the shareholders of the VIE may not, in any manner, supplement, modify or amend the articles of associations and by-laws of the VIE; increase or reduce its registered capital or change the structure of registered capital in other manners; sell, transfer, pledge or dispose of its assets, legal or beneficial interests in business or revenue or allow any encumbrance on the same; assume, inherit, guarantee any debt, or allow the existence of any debt, except for debts incurred in the ordinary course of business and debts known and agreed in writing by the WFOE; cause the VIE to enter into any material contract outside the ordinary course of business; cause the VIE to provide loans, credits or guarantees in any form to any other persons; cause or permit the VIE to merge, consolidate with, acquire or invest in any other persons, or acquired or invested by any other persons; cause the VIE to liquidate, dissolve or de-registrate; request the VIE to distribute dividends to its shareholders, or propose or vote in favor of any shareholders’ resolution for such distribution of dividends. This agreement will remain effective until all equity interests in the VIE held by its shareholders has been transferred to the WFOE or its designated party in accordance with provisions of this agreement. The WFOE may at its sole discretion unilaterally terminate this agreement prior to its expiration upon notice to the VIE.

Agreements that Provide Us with Effective Control over the VIE

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement, as amended and restated on October 21, 2019, which was entered into among WFOE, the VIE and its shareholders, each shareholder of the VIE has pledged all of its respective equity interests in the VIE to the WFOE to guarantee the performance of the VIE and its shareholders of their respective obligations under the exclusive business cooperation agreement, the exclusive option agreement, the agreement for power of attorney as well as their respective liabilities arising from any breach of any obligation thereunder. If the VIE or any of its shareholders breaches any obligation under these agreements, the WFOE, as pledgee, may dispose of the pledged equity interest and have priority to be compensated by the proceeds from the disposal of such equity. Each of the shareholders of the VIE agrees that before its obligations under these agreements are discharged and the amounts payable under these agreements are fully paid, it will not dispose of the pledged equity interest, create or allow any encumbrance on the pledged equity interest without the prior written consent of the WFOE. The equity interest pledge agreement will remain effective until the VIE and its shareholders have discharged all their obligations and fully paid all the amounts payable under these agreements. We completed the registration of the pledge of equity interest with the relevant office of the State Administration for Market Regulation on November 25, 2019 in accordance with applicable PRC law and regulations.

Agreement for Power of Attorney

Pursuant to the agreement for power of attorney, as amended and restated on October 21, 2019, which was entered into among the WFOE, the VIE and its shareholders, each shareholder of the VIE irrevocably authorizes the WFOE or its designated person to act as the attorney-in-fact to exercise all such shareholder’s voting and other rights associated with the shareholder’s equity interests in the VIE, such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the equity interests held by such shareholder, or of the assets held by the VIE. The parties have agreed that the WFOE is entitled to unilaterally amend, modify or supplement this agreement for power of attorney and the other parties will cooperate where there is a request in respect of the same by the WFOE. This agreement for power of attorney will remain effective until it is terminated by the WFOE.

Spousal Consent Letters

The spouses of Yusheng Han, Gang Lu, Zhigang Wu, Dan Zhou, Peijing Si, Dong Yin and Jin Zhao each signed a spousal consent letter on October 21, 2019. Under these letters, each signing spouse has agreed that he or she is aware of the equity interests beneficially owned by his or her spouse in the VIE and the relevant contractual arrangements in connection with such equity interests. Each signing spouse has unconditionally and irrevocably confirmed that he or she does not have any equity interest in the VIE and will not take any action that may interfere with the contractual arrangement including any claims in respect of the equity interests held by his or her spouse. Each signing spouse has further confirmed that in any event he or she is conferred with any equity interest, he or she is willing to be bound by the relevant contractual arrangements unconditionally as if being a party thereof, and undertakes to take all necessary measures for the performance of those arrangements.

Financial Support Undertaking Letter

Pursuant to the financial support undertaking letter addressed to our VIE, dated October 21, 2019, we undertake to provide unlimited financial support to our VIE to the extent permissible under the applicable PRC laws and regulations, regardless of whether our VIE has incurred an operational loss. The form of financial support includes but is not limited to cash, entrusted loans and borrowings. We will not request repayment of any outstanding loans or borrowings from our VIE if it or its shareholders do not have sufficient funds or are unable to repay such loans or borrowings. The letter is effective until the earlier of (i) the date on which all of the equity interests of our VIE have been acquired by us or our designee, and (ii) the date on which we, in our sole and absolute discretion, unilaterally terminates the applicable financial support undertaking letter.

Voting Proxy Agreement

Pursuant to the voting proxy agreement entered into between our company and our WFOE, dated October 21, 2019, our WFOE irrevocably and unconditionally undertakes to exercise its rights under the agreement for power of attorney, as amended and restated on October 21, 2019, by and among our WFOE, our VIE and its shareholders, in accordance with our company’s instruction.

In the opinion of Shihui Partners, our PRC counsel:

•	the ownership structure of our VIE and our WFOE in China, currently and immediately after this offering, does not violate any applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among our WFOE, VIE and the shareholders of our VIE governed by PRC law are valid, binding and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect and, both currently and immediately after this offering, do not and will not violate any applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC legal counsel. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in the PRC—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” for more details.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated statements of comprehensive income data and consolidated statements of cash flow data for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2019, and consolidated balance sheets data as of December 31, 2017 and 2018 and September 30, 2019 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of comprehensive income data and cash flow data for the nine months ended September 30, 2018 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year ended December 31,			Nine months ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands, except for per share and share data)
Selected Consolidated Statements of Comprehensive Income Data:
Revenues	111,166	208,867	29,221	143,593	293,002	40,992
Cost of revenues	(39,470)	(73,808)	(10,327)	(53,316)	(74,644)	(10,443)

Gross profit	71,696	135,059	18,894	90,277	218,358	30,549

Operating expenses:
Research and development expenses	(49,022)	(105,299)	(14,732)	(72,972)	(104,697)	(14,648)
Selling and marketing expenses	(67,505)	(102,857)	(14,390)	(66,814)	(104,225)	(14,582)
General and administrative expenses	(76,036)	(88,299)	(12,353)	(63,646)	(83,045)	(11,618)

Total operating expenses	(192,563)	(296,455)	(41,475)	(203,432)	(291,967)	(40,848)

Loss from operations	(120,867)	(161,396)	(22,581)	(113,155)	(73,609)	(10,299)

Interest expense, net	(9,861)	(16,612)	(2,324)	(11,203)	(66)	(9)
Other expense, net	(32)	(488)	(68)	(266)	(542)	(76)
Foreign exchange (loss) gain, net	(515)	999	140	1,068	1,841	258
Change in fair value of warrant liability	—	—	—	—	(1,686)	(236)

Loss before income taxes	(131,275)	(177,497)	(24,833)	(123,556)	(74,062)	(10,362)
Income tax expense	—	—	—	—	—	—

Net loss	(131,275)	(177,497)	(24,833)	(123,556)	(74,062)	(10,362)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(131,275)	(177,497)	(24,833)	(123,556)	(74,062)	(10,362)
Accretion of convertible preferred shares	(53,276)	(54,849)	(7,674)	(40,669)	(125,838)	(17,605)

Net loss attributable to ordinary shareholders	(184,551)	(232,346)	(32,507)	(164,225)	(199,900)	(27,967)

Loss per share:
Basic and diluted	(5.10)	(5.19)	(0.73)	(3.71)	(4.31)	(0.60)

Weighted average shares outstanding used in loss per share computation:
Basic and diluted	36,178,203	44,757,750	44,757,750	44,240,210	46,334,461	46,334,461

	As of December 31,			As of September 30,
	2017	2018		2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	54,789	93,341	13,059	123,808	17,321
Total current assets	298,930	292,989	40,989	799,914	111,912
Total assets	400,332	372,674	52,137	898,623	125,722
Total current liabilities	78,055	284,698	39,830	147,364	20,617
Total liabilities	231,846	380,018	53,165	189,887	26,567
Total mezzanine equity	540,642	596,118	83,400	1,474,666	206,313
Total shareholders’ deficit	(372,156)	(603,462)	(84,428)	(765,930)	(107,158)

	Year ended December 31,			Nine months ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands)
Selected Consolidated Statements of Cash Flow Data:
Net cash used in operating activities	(133,701)	(148,780)	(20,815)	(118,230)	(177,905)	(24,891)
Net cash (used in) generated from investing activities	(191,077)	106,091	14,842	112,099	(368,922)	(51,614)
Net cash generated from financing activities	354,166	83,393	11,667	63,470	570,643	79,835
Effect of exchange rate on cash and cash equivalents and restricted cash	(11,406)	(159)	(21)	(1,729)	6,134	859
Net increase in cash and cash equivalents and restricted cash	17,982	40,545	5,673	55,610	29,950	4,189
Cash and cash equivalents and restricted cash at beginning of year	36,807	54,789	7,665	54,789	95,334	13,338
Cash and cash equivalents and restricted cash at end of year	54,789	95,334	13,338	110,399	125,284	17,527

Selected Operating Data

The table below sets forth our selected operating data for the years ended December 31, 2017 and 2018 and the nine months ended September 30, 2018 and 2019:

	Year ended December 31,		Nine months ended September 30,
	2017	2018	2018	2019
Central Laboratory Model:
Number of patients tested	10,134	16,105	11,597	16,904
Number of ordering physicians(1)	777	1,135	957	1,339
Number of ordering hospitals(2)	207	263	231	298

(1)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.

The table below sets forth our selected operating data as of December 31, 2016, 2017 and 2018 and September 30, 2019:

	As of December 31,			As of September 30,
	2016	2017	2018	2019
In-hospital Model:
Pipeline partner hospitals(1)	7	12	14	21
Contracted partner hospitals(2)	2	4	12	19

Total number of partner hospitals	9	16	26	40

(1)

Refers to hospitals that have established in-hospital laboratories, completed laboratory equipment installation and commenced pilot testing using our products. According to CIC, it generally takes 12 to 30 months for hospitals to progress from pipeline partner hospitals to contracted partner hospitals, which generate recurring revenue from the sale of reagent kits.

(2)	Refers to hospitals that have entered into contracts to purchase our products for use on a recurring basis in their respective in-hospital laboratories we helped them establish.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. For a discussion of forward-looking statements, see “Special Note Regarding Forward-Looking Statements.”

Overview

We aim to transform precision oncology and early cancer detection. We are China’s number one NGS-based cancer therapy selection company, as evidenced by the largest market share of 25.3% in China’s NGS-based cancer therapy selection market in terms of number of patients tested in 2018, according to CIC. Our cancer therapy selection platform is built upon our advanced proprietary technologies, comprehensive portfolio of products and a two-pronged market-driven commercial infrastructure addressing both larger hospitals through our in-hospital model and smaller hospitals through our central laboratory model.

We primarily offer cancer therapy selection tests under our central laboratory model, where our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. In 2017, 2018 and the nine months ended September 30, 2019, 10,134, 16,105 and 16,904 patients took our tests, respectively. In 2017, 2018 and the nine months ended September 30, 2019, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 79.1%, 77.3% and 70.1% of our total revenues, respectively.

In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. Under this model, we have partnered with 40 Class III Grade A hospitals to establish in-hospital laboratories, enabling our partner hospitals to perform NGS-based cancer therapy selection on their own using our reagent kits. In 2017, 2018 and the nine months ended September 30, 2019, revenue from fees we received for facilitating the hospitals’ purchases of laboratory equipment and sales of reagent kits under the in-hospital model contributed 9.7%, 15.9% and 25.1% of our total revenues, respectively.

We also generate a small portion of revenue from pharma research and development services we provide to pharmaceutical companies, which contributed 6.8% and 4.8% of our total revenues in 2018 and the nine months ended September 30, 2019, respectively.

We have achieved rapid growth since commercializing our first cancer therapy selection test in 2014. Our revenue increased by 87.9% from RMB111.2 million in 2017 to RMB208.9 million (US$29.2 million) in 2018. Our revenue increased by 104.1% from RMB143.6 million for the nine months ended September 30, 2018 to RMB293.0 million (US$41.0 million) for the same period in 2019. Our gross profit increased by 88.4% from RMB71.7 million in 2017 to RMB135.1 million (US$18.9 million) in 2018. Our gross profit increased by 141.9% from RMB90.3 million for the nine months ended September 30, 2018 to RMB218.4 million (US$30.5 million) for the same period in 2019. Our gross profit margin was 64.5%, 64.7%, 62.9% and 74.5% in 2017, 2018 and the nine months ended September 30, 2018 and 2019, respectively. We incurred net loss of RMB131.3 million, RMB177.5 million (US$24.8 million), RMB123.6 million and RMB74.1 million (US$10.4 million) in 2017, 2018 and the nine months ended September 30, 2018 and 2019, respectively.

Key Factors Affecting Our Results of Operations

We believe there are several important factors that have impacted and that we expect will continue to impact our operating performance and results of operations, including:

•	market adoption of our cancer therapy selection products and services;

•	testing volume and hospital coverage under our central laboratory model;

•	success of our in-hospital model; and

•	our ability to successfully develop early cancer detection products.

Market Adoption of Our Cancer Therapy Selection Products and Services

We currently derive substantially all of our revenues from the sale of our therapy selection tests. We expect our continued growth and business prospects to depend significantly on our ability to increase market adoption of our cancer therapy selection tests, as well as our ability to increase physician and patient awareness of cancer therapy selection in China in general. Although China’s cancer genotyping industry is expected to continue to grow rapidly, cancer therapy selection companies like us face challenges in raising awareness and adoption of their products and services by physicians, patients, hospitals and others in China’s medical community. Among these challenges are that cancer therapy selection tests can be prohibitively expensive and the interpretation of testing results can be time consuming and require knowledge and skills that are not yet widely available in China. We have approached these challenges by building and continually advancing a robust technology platform that we believe will allow us to address many of these challenges.

To increase the market awareness and adoption of our cancer therapy selection tests, we conduct marketing activities to educate hospitals, physicians and pharmaceutical companies on the benefits of our cancer therapy selection products and services. We also participate in research studies and clinical trials in cooperation with oncology key opinion leaders and pharmaceutical companies that validate our cancer therapy selection tests and technologies.

Testing Volume and Hospital Coverage under Our Central Laboratory Model

Our revenue and results of operations are primarily dependent on testing volume and hospital coverage under our central laboratory model. In 2017, 2018 and the nine months ended September 30, 2019, revenue from sale of cancer therapy selection tests under our central laboratory model contributed 79.1%, 77.3% and 70.1% of our total revenues, respectively. We expect the central laboratory model to continue to contribute a significant portion of our revenue going forward. As such, our results of operations are affected, and will continue to be affected, by the volume of testing and hospital coverage under our central laboratory model. In 2017, 2018 and the nine months ended September 30, 2019, 10,134, 16,105 and 16,904 patients took our tests, respectively. To generate sufficient volumes of demand for our central laboratory business, we will need to maintain and continue to develop relationships with hospitals and physicians. We may need to hire additional sales and marketing staff to support our growth.

Success of Our In-hospital Model

Since 2016, we have been actively expanding our cancer therapy selection business under the in-hospital model, where we offer Chinese hospitals a turn-key solution that allows them to perform cancer therapy selection tests using our products in in-hospital laboratories that we help them establish.

The in-hospital segment is expected to become an increasingly important segment of China’s NGS-based cancer therapy selection market. Although there are substantial challenges in getting hospitals to adopt the in-hospital model, once the in-hospital laboratories, equipment and systems are in place, we sell them our reagent kits on a recurring basis, creating high barrier to entry and high customer loyalty.

Despite the large and rapidly growing demand and higher customer loyalty, establishing in-hospital laboratories usually involves long ramp-up periods—from laboratory design, tender, laboratory equipment sourcing and system installation to ongoing training and support. Accordingly, our in-hospital model requires significant upfront investment, which in turn may affect our short-term results of operations. In addition, revenue from this model depends on our partner hospitals’ clinical needs and budgets for cancer therapy selection products and services, which are beyond our control.

Our Ability to Successfully Develop Early Cancer Detection Products

Investing in the research and development of new products is critical to our long-term competitiveness. In 2016, we started our research and development on the use of targeted DNA methylation in early cancer detection. Developing early cancer detection product candidates requires a significant investment of resources over a prolonged period of time, and we expect to continue to make sustained investment in this area.

Key Components of Results of Operations

Revenues

Our revenues consist of revenues from services and revenues from sales of products, and are derived from three sources: (i) central laboratory business; (ii) in-hospital business; and (iii) pharma research and development services. The table below sets forth a breakdown of our revenues in absolute amount and as a percentage of our total revenues for the periods indicated:

	Year ended December 31, 2017
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for%)
Revenues from services	88,035	79.1	6,318	5.7	12,398	11.2	106,751	96.0
Revenues from sales of products	—	—	4,415	4.0	—	—	4,415	4.0

	88,035	79.1	10,733	9.7	12,398	11.2	111,166	100.0

	Year ended December 31, 2018
	Central laboratory business			In-hospital business			Pharma research and development services			Total revenues
	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for%)
Revenues from services	161,458	22,589	77.3	4,506	630	2.2	14,223	1,990	6.8	180,187	25,209	86.3
Revenues from sales of products	—	—	—	28,680	4,012	13.7	—	—	—	28,680	4,012	13.7

	161,458	22,589	77.3	33,186	4,642	15.9	14,223	1,990	6.8	208,867	29,221	100.0

	Nine months ended September 30, 2018 (unaudited)
	Central laboratory business		In-hospital business		Pharma research and development services		Total revenues
	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues	RMB	% of total revenues
	(in thousands, except for %)
Revenues from services	111,070	77.3	3,242	2.3	8,007	5.6	122,319	85.2
Revenues from sales of products	—	—	21,274	14.8	—	—	21,274	14.8

	111,070	77.3	24,516	17.1	8,007	5.6	143,593	100.0

	Nine months ended September 30, 2019
	Central laboratory business			In-hospital business			Pharma research and development services			Total revenues
	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues	RMB	US$	% of total revenues
	(in thousands, except for %)
Revenues from services	205,505	28,750	70.1	(2,534)	(354)	(0.9)	13,907	1,946	4.8	216,878	30,342	74.0
Revenues from sales of products	—	—	—	76,124	10,650	26.0	—	—	—	76,124	10,650	26.0

	205,505	28,750	70.1	73,590	10,296	25.1	13,907	1,946	4.8	293,002	40,992	100.0

Central laboratory business

Central laboratory business revenue is generated from sales of our cancer therapy selection tests to individual patients. Patients pay us for these tests with out-of-pocket payments after their physicians have ordered our tests. We recognize revenue upon the delivery of test reports to the individual patients.

In-hospital business

Under our in-hospital business, we (i) in some instances facilitate the hospitals’ procurement of laboratory equipment required to set up their in-hospital laboratories, for which we charge a fee, and (ii) sell our reagent kits to hospitals for them to perform cancer therapy selection testing in the in-hospital laboratories we helped them establish. Revenues from fees we receive for facilitating laboratory equipment purchases are recorded on a net basis when we have completed our facilitation services. Revenues from reagent kit sales are recorded on a gross basis when the reagent kits are delivered to hospitals.

Pharma research and development services

We provide pharmaceutical research and development services to international and domestic pharmaceutical companies primarily in relation to the development of targeted therapies and immunotherapies for various types of cancer.

Cost of Revenues

Our cost of revenues consists of cost of services and cost of goods sold and are incurred from three sources: (i) the cost of revenues for our central laboratory business, which primarily includes cost of laboratory consumables used in cancer therapy selection testing, the manufacturing cost of our reagent kits, personnel cost and depreciation and amortization, (ii) the cost of revenues for our in-hospital business, which primarily includes the cost of materials, manufacturing costs of our reagent kits and personnel cost, and (iii) the cost of revenues for pharma research and development services, which primarily includes costs of laboratory consumables used in pharma research and development services. The following table sets forth a breakdown of our cost of revenues for the periods indicated.

	Year ended December 31,			Nine months ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands)
Cost of revenues:
Central laboratory business	31,160	56,241	7,869	39,377	54,360	7,605
In-hospital business	1,854	13,120	1,836	11,182	15,737	2,202
Pharma research and development services	6,456	4,447	622	2,757	4,547	636

Total cost of revenues	39,470	73,808	10,327	53,316	74,644	10,443

Operating Expenses

Our operating expenses include research and development expenses, selling and marketing expenses and general and administrative expenses. The following table sets forth a breakdown of these expenses for the periods indicated.

	Year ended December 31,			Nine months ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands)
Operating expenses:
Research and development expenses	49,022	105,299	14,732	72,972	104,697	14,648
Selling and marketing expenses	67,505	102,857	14,390	66,814	104,225	14,582
General and administrative expenses	76,036	88,299	12,353	63,646	83,045	11,618

Total operating expenses	192,563	296,455	41,475	203,432	291,967	40,848

Research and Development Expenses

Our research and development expenses primarily consist of staff costs for personnel engaged in research and development functions, and the cost of materials in relation to our pharma research and development services and the research and development of our products. We expect that our research and development expenses will increase as we continue to invest in the research and development of our early cancer detection and cancer therapy selection products and technologies.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of staff costs for personnel engaged in sales and marketing functions, travel and entertainment expenses and conference expenses. Base salary of our sales and marketing personnel represents a very significant portion of staff costs, with the remainder being performance-based bonuses for these personnel. We expect that our selling and marketing expenses will increase as we continue to expand our sales and marketing teams and engage in sales and marketing activities to increase the adoption and market awareness of our products.

General and Administrative Expenses

Our general and administrative expenses primarily consist of staff costs for personnel engaged in general and administrative functions, professional service fees, depreciation and amortization and travel and office expenses. We expect our general and administrative expenses to continue increasing to support our business growth, but we expect that they will eventually decrease as a percentage of our revenues as we achieve increased economies of scale.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands.

Hong Kong

Before April 1, 2018, our subsidiary incorporated in Hong Kong was subject to Hong Kong profit tax at a rate of 16.5%. Since April 1, 2018, our subsidiary incorporated in Hong Kong has been subject to Hong Kong profit tax at a rate of 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary in 2017, 2018 and the nine months ended September 30, 2019. Hong Kong does not impose a withholding tax on dividends.

China

For our operations in the PRC, we are subject to a general PRC enterprise income tax rate of 25%. Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of our VIE, qualified as a high and new technology enterprise, or HNTE, in November 2016, and accordingly is entitled to a reduced income tax rate of 15%. Our HNTE certificate is effective for a period of three years.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for an exemption. If our intermediary holding company in Hong Kong satisfies all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid to it by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China is deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it will be subject to enterprise income tax on its worldwide income at a rate of 25%.

Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and their shareholders are not on an arm’s length basis and constitute favorable transfer pricing.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year ended December 31,					Nine months ended September 30,
	2017		2018			2018		2019
	RMB	% of Revenues	RMB	US$	% of Revenues	RMB	% of Revenues	RMB	US$	% of Revenues
						(unaudited)
	(in thousands, except %)
Revenues:
Revenues from services	106,751	96.0	180,187	25,209	86.3	122,319	85.2	216,878	30,342	74.0
Revenues from sales of products	4,415	4.0	28,680	4,012	13.7	21,274	14.8	76,124	10,650	26.0

Total revenues	111,166	100.0	208,867	29,221	100.0	143,593	100.0	293,002	40,992	100.0

Cost of revenues(1):
Cost of services	(37,616)	(33.8)	(60,688)	(8,491)	(29.1)	(42,134)	(29.3)	(58,907)	(8,241)	(20.1)
Cost of goods sold	(1,854)	(1.7)	(13,120)	(1,836)	(6.3)	(11,182)	(7.8)	(15,737)	(2,202)	(5.4)

Total cost of revenues	(39,470)	(35.5)	(73,808)	(10,327)	(35.3)	(53,316)	(37.1)	(74,644)	(10,443)	(25.5)

Gross profit	71,696	64.5	135,059	18,894	64.7	90,277	62.9	218,358	30,549	74.5
Operating expenses:
Research and development expenses(1)	(49,022)	(44.1)	(105,299)	(14,732)	(50.4)	(72,972)	(50.8)	(104,697)	(14,648)	(35.7)
Selling and marketing expenses(1)	(67,505)	(60.7)	(102,857)	(14,390)	(49.2)	(66,814)	(46.5)	(104,225)	(14,582)	(35.6)
General and administrative expenses(1)	(76,036)	(68.4)	(88,299)	(12,353)	(42.3)	(63,646)	(44.3)	(83,045)	(11,618)	(28.3)

Total operating expenses	(192,563)	(173.2)	(296,455)	(41,475)	(141.9)	(203,432)	(141.7)	(291,967)	(40,848)	(99.6)

Loss from operations	(120,867)	(108.7)	(161,396)	(22,581)	(77.3)	(113,155)	(78.8)	(73,609)	(10,299)	(25.1)

Interest expense, net	(9,861)	(8.9)	(16,612)	(2,324)	(8.0)	(11,203)	(7.8)	(66)	(9)	(0.0)
Other expense, net	(32)	(0.0)	(488)	(68)	(0.2)	(266)	(0.2)	(542)	(76)	(0.2)
Foreign exchange (loss) gain, net	(515)	(0.5)	999	140	0.5	1,068	0.7	1,841	258	0.6
Change in fair value of warrant liability	—	—	—	—	—	—	—	(1,686)	(236)	(0.6)

Loss before income taxes	(131,275)	(118.1)	(177,497)	(24,833)	(85.0)	(123,556)	(86.0)	(74,062)	(10,362)	(25.3)
Income tax expense	—	—	—	—	—	—	—	—	—	—

Net loss	(131,275)	(118.1)	(177,497)	(24,833)	(85.0)	(123,556)	(86.0)	(74,062)	(10,362)	(25.3)

(1)	Share-based compensation expenses were allocated as follows:

	Year ended December 31,			Nine months ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands)
Cost of revenues	93	322	45	229	500	70
Research and development expenses	680	2,096	293	1,323	2,916	408
Selling and marketing expenses	299	547	77	317	1,366	191
General and administrative expenses	2,981	2,130	298	1,770	2,115	296

Total	4,053	5,095	713	3,639	6,897	965

Nine Months Ended September 30, 2019 Compared to Nine Months Ended September 30, 2018

Revenues

Our revenues increased by 104.1% to RMB293.0 million (US$41.0 million) for the nine months ended September 30, 2019 from RMB143.6 million for the same period in 2018, primarily attributable to an increase in revenues generated from services to RMB216.9 million (US$30.3 million) for the nine months ended September 30, 2019 from RMB122.3 million for the same period in 2018, and to a lesser extent, revenues from sales of products to RMB76.1 million (US$10.7 million) for the nine months ended September 30, 2019 from RMB21.3 million for the same period in 2018. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business increased by 85.0% to RMB205.5 million (US$28.8 million) for the nine months ended September 30, 2019 from RMB111.1 million for the same period in 2018, primarily attributable to the continued growth of our central laboratory business. For the nine months ended September 30, 2019, 16,904 patients took our tests, compared to 11,597 patients for the same period in 2018.

•

In-hospital business. Our revenue generated from in-hospital business increased significantly to RMB73.6 million (US$10.3 million) for the nine months ended September 30, 2019 from RMB24.5 million for the same period in 2018, primarily attributable to the expansion of our in-hospital business. The number of our partner hospitals increased from 22 as of September 30, 2018 to 40 as of September 30, 2019.

•

Pharma research and development services. Our revenue generated from pharma research and development services increased by 73.7% to RMB13.9 million (US$1.9 million) for the nine months ended September 30, 2019 from RMB8.0 million for the same period in 2018, primarily attributable to increased research and development services provided to pharmaceutical companies.

Cost of Revenues

Our cost of revenues increased by 40.0% to RMB74.6 million (US$10.4 million) for the nine months ended September 30, 2019 from RMB53.3 million for the same period in 2018. This increase was primarily attributable to an increase in cost of services to RMB58.9 million (US$8.2 million) for the nine months ended September 30, 2019 from RMB42.1 million for the same period in 2018, and to a lesser extent, cost of goods sold to RMB15.7 million (US$2.2 million) for the nine months ended September 30, 2019 from RMB11.2 million for the same period in 2018.

The increase in cost of revenues from the nine months ended September 30, 2018 to the same period in 2019 was primarily due to an increase in cost of revenues for our central laboratory business, which was in line with our business growth.

Gross Profit and Gross Margin

Our gross profit increased by 141.9% to RMB218.4 million (US$30.5 million) for the nine months ended September 30, 2019 from RMB90.3 million for the same period in 2018, primarily due to (i) the continued growth of our central laboratory business, in-hospital business and pharma research and development services, (ii) greater economies of scale, and (iii) our recognition of breakage revenue in the nine months ended September 30, 2019. Our gross margin increased to 74.5% for the nine months ended September 30, 2019 from 62.9% for the same period in 2018.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	Nine months ended September 30,
	2018		2019
	RMB	Gross profit margin (%)	RMB	US$	Gross profit margin (%)
	(unaudited)
	(in thousands, except %)
Central laboratory business	71,693	64.5	151,145	21,146	73.7
In-hospital business	13,334	54.4	57,853	8,094	78.6
Pharma research and development services	5,250	65.6	9,360	1,310	67.3

	90,277	62.9	218,358	30,549	74.5

Operating Expenses

Research and development expenses

Our research and development expenses increased by 43.5% to RMB104.7 million (US$14.6 million) for the nine months ended September 30, 2019 from RMB73.0 million for the same period in 2018, primarily due to (i) an increase in staff cost, which was in line with the continued growth of our business, and (ii) an increase in cost of laboratory consumables as we conducted more clinical trials and research and development activities in the nine months ended September 30, 2019.

Selling and marketing expenses

Our selling and marketing expenses increased by 56.0% to RMB104.2 million (US$14.6 million) for the nine months ended September 30, 2019 from RMB66.8 million for the same period in 2018, primarily due to an increase in staff costs, as we continued to expand our sales and marketing teams to support the growth of our central laboratory business and in-hospital business. Selling and marketing expenses as a percentage of total revenues decreased from 46.5% for the nine months ended September 30, 2018 to 35.6% for the same period in 2019, primarily due to our greater economies of scale, as the growth of our revenues from the nine months ended September 30, 2018 to the nine months ended September 30, 2019 outpaced the growth of staff costs.

General and administrative expenses

Our general and administrative expenses increased by 30.5% to RMB83.0 million (US$11.6 million) for the nine months ended September 30, 2019 from RMB63.6 million for the same period in 2018, primarily due to (i) an increase in our allowance for doubtful accounts, which was primarily related to our in-hospital business, and (ii) an increase in staff cost, which was in line with the continued growth of our business.

Interest Expense, Net

Our interest expense, net decreased significantly to RMB0.1 million (US$0.01 million) for the nine months ended September 30, 2019 from RMB11.2 million for the same period in 2018, primarily due to (i) a decrease in interest expenses, which was primarily attributable to the conversion of our convertible notes into our Series C preferred shares in January 2019, and (ii) an increase in interest income in relation to our short-term investment.

Net Loss

Our net loss decreased by 40.1% to RMB74.1 million (US$10.4 million) for the nine months ended September 30, 2019 from RMB123.6 million for the same period in 2018, primarily due to an increase in our gross profit as mentioned above. The decrease in net loss was partially offset by our increased research and development expenses as well as selling and marketing expenses, which was in line with the continued growth of our business.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our revenues increased by 87.9% to RMB208.9 million (US$29.2 million) for 2018 from RMB111.2 million for 2017, primarily attributable to an increase in revenues generated from services to RMB180.2 million (US$25.2 million) in 2018 from RMB106.8 million in 2017, and to a lesser extent, revenues from sales of products to RMB28.7 million (US$4.0 million) in 2018 from RMB4.4 million in 2017. We derived our revenues from three sources:

•

Central laboratory business. Our revenue generated from central laboratory business increased by 83.4% to RMB161.5 million (US$22.6 million) for 2018 from RMB88.0 million for 2017, primarily attributable to the continued growth of our central laboratory business. In 2018, 16,105 patients took our tests, compared to 10,134 patients in 2017.

•

In-hospital business. Our revenue generated from in-hospital business increased significantly to RMB33.2 million (US$4.6 million) for 2018 from RMB10.7 million for 2017, primarily attributable to the expansion of our in-hospital business. The number of our partner hospitals increased from 9 as of December 31, 2016 to 16 as of December 31, 2017, and further to 26 as of December 31, 2018.

•

Pharma research and development services. Our revenue generated from pharma research and development services increased by 14.7% to RMB14.2 million (US$2.0 million) for 2018 from RMB12.4 million for 2017, primarily attributable to increased research and development services provided to pharmaceutical companies.

Cost of Revenues

Our cost of revenues increased by 87.0% to RMB73.8 million (US$10.3 million) for 2018 from RMB39.5 million for 2017. The increase was primarily attributable to an increase in cost of services to RMB60.7 million (US$8.5 million) in 2018 from RMB37.6 million in 2017, and to a lesser extent, cost of goods sold to RMB13.1 million (US$1.8 million) in 2018 from RMB1.8 million in 2017.

The increase in cost of revenues from 2017 to 2018 was primarily due to an increase in cost of revenues for our central laboratory business, which was in line with our business growth.

Gross Profit and Gross Margin

Our gross profit increased by 88.4% to RMB135.1 million (US$18.9 million) for 2018 from RMB71.7 million for 2017. Our gross margin remained stable at 64.7% for 2018, compared to 64.5% for 2017.

The table below sets forth a breakdown of our gross profit and gross profit margin for the periods indicated:

	For the years ended December 31,
	2017		2018
	RMB	Gross profit margin(%)	RMB	US$	Gross profit margin(%)
	(in thousands, except %)
Central laboratory business	56,875	64.6	105,217	14,720	65.2
In-hospital business	8,879	82.7	20,066	2,807	60.5
Pharma research and development services	5,942	47.9	9,776	1,368	68.7

	71,696	64.5	135,059	18,895	64.7

Operating Expenses

Research and development expenses

Our research and development expenses increased by 114.8% to RMB105.3 million (US$14.7 million) for 2018 from RMB49.0 million for 2017, primarily due to (i) an increase in staff cost, which was in line with the continued growth of our business, and (ii) an increase in cost of laboratory consumables as we conducted more clinical trials and research and development activities in 2018.

Selling and marketing expenses

Our selling and marketing expenses increased by 52.4% to RMB102.9 million (US$14.4 million) for 2018 from RMB67.5 million for 2017, primarily due to the increase in staff costs and travel expenses, as we continued to expand our sales and marketing teams to support the growth of our central laboratory business and in-hospital business. Selling and marketing expenses as a percentage of total revenues decreased from 60.7% in 2017 to 49.2% in 2018, primarily due to our greater economies of scale, as the growth of our revenues from 2017 to 2018 outpaced the growth of staff costs.

General and administrative expenses

Our general and administrative expenses increased by 16.1% to RMB88.3 million (US$12.4 million) for 2018 from RMB76.0 million for 2017, primarily due to an increase in professional service fees, travel expenses and office expenses, which was in line with the continued growth of our business.

Interest Expense, Net

Our interest expense, net increased by 68.5% to RMB16.6 million (US$2.3 million) for 2018 from RMB9.9 million for 2017, primarily due to an increase in average borrowings and issuance of convertible notes to certain of our existing shareholders.

Net Loss

As a result of the foregoing, our net loss for the year increased by 35.2% to RMB177.5 million (US$24.8 million) for 2018 from RMB131.3 million for 2017.

Liquidity and Capital Resources

Our principal sources of liquidity have been equity contributions from our shareholders and bank borrowings. As of September 30, 2019, we had (i) cash and cash equivalents of RMB123.8 million (US$17.3 million), consisting of cash on hand and bank deposits, and (ii) short-term investment balances of RMB389.1 million (US$54.4 million).

We believe that our cash and cash equivalents on hand, our short-term investment balances and our anticipated cash flows generated from our operating activities will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. After this offering, we may decide to expand our business through additional equity and debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

In utilizing the proceeds we expect to receive from this offering, we may make additional capital contributions or loans to our PRC subsidiaries.

Substantially all of our revenues in the foreseeable future are likely to continue to be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in U.S. dollars to us without prior SAFE approval by following these routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth selected cash flow statement information for the periods indicated:

	Year ended December 31,			Nine months ended September 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
				(unaudited)
	(in thousands)
Net cash used in operating activities	(133,701)	(148,780)	(20,815)	(118,230)	(177,905)	(24,891)
Net cash (used in) generated from investing activities	(191,077)	106,091	14,842	112,099	(368,922)	(51,614)
Net cash generated from financing activities	354,166	83,393	11,667	63,470	570,643	79,835
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(11,406)	(159)	(21)	(1,729)	6,134	859
Net increase in cash and cash equivalents and restricted cash	17,982	40,545	5,673	55,610	29,950	4,189
Cash and cash equivalents and restricted cash at the beginning of year/period	36,807	54,789	7,665	54,789	95,334	13,338

Cash and cash equivalents and restricted cash at the end of year/period	54,789	95,334	13,338	110,399	125,284	17,527

Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2019 was RMB177.9 million (US$24.9 million), while our net loss for the same period was RMB74.1 million (US$10.4 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB43.2 million (US$6.0 million), primarily including depreciation and amortization of RMB22.5 million (US$3.2 million), and an allowance for doubtful accounts of RMB9.1 million (US$1.3 million), and changes in working capital. The changes in working capital primarily reflected (i) an increase in accounts receivable of RMB59.7 million (US$8.4 million), primarily as a result of our overall business growth, (ii) an increase in amount due from related parties of RMB53.9 million (US$7.5 million), which mainly represented personal loans we advanced to two executive officers, and (iii) an increase in prepayments and other current assets of RMB13.5 million (US$1.9 million), primarily attributable to our increased deductible value-added tax and prepaid expenses in relation to the procurement of laboratory equipment and raw materials.

Net cash used in operating activities for 2018 was RMB148.8 million (US$20.8 million), while our net loss for the same period was RMB177.5 million (US$24.8 million). The difference was primarily due to adjustment for non-cash and non-operating items of RMB34.9 million (US$4.9 million), primarily including depreciation and amortization of RMB24.7 million (US$3.5 million), and changes in working capital. The changes in working capital primarily reflected (i) an increase in inventories of RMB32.3 million (US$4.5 million), primarily as a result of our overall business growth, and (ii) an increase in prepayments and other current assets of RMB20.2 million (US$2.8 million), primarily attributable to our increased deductible value-added tax and prepaid expenses in relation to the procurement of laboratory equipment and raw materials, which was partially offset by an increase of RMB27.3 million (US$3.8 million) in our deferred revenue, as a result of our overall business growth.

Net cash used in operating activities for 2017 was RMB133.7 million, while our net loss for the same period was RMB131.3 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB32.4 million, primarily including depreciation and amortization of RMB21.3 million and changes in working capital. The changes in working capital primarily reflected (i) an increase of RMB31.2 million in accounts receivable as a result of our overall business growth, and (ii) an increase of RMB17.0 million in prepayments and other current assets, primarily attributable to our increased deductible value-added tax and prepaid expenses in relation to the procurement of laboratory equipment and raw materials, which was partially offset by an increase of RMB22.8 million in deferred revenue and an increase of RMB9.6 million in accounts payable, as a result of our overall business growth.

Investing Activities

Net cash used in investing activities for the nine months ended September 30, 2019 was RMB368.9 million (US$51.6 million), primarily due to purchase of short-term investment of RMB369.9 million (US$51.8 million).

Net cash generated from investing activities for 2018 was RMB106.1 million (US$14.8 million), primarily due to proceeds from maturity of short-term investments of RMB130.7 million (US$18.3 million), which was partially offset by purchase of property and equipment of RMB23.2 million (US$3.2 million).

Net cash used in investing activities for 2017 was RMB191.1 million, primarily due to our purchase of short-term investments and long-term investments of RMB130.7 million and RMB35.0 million, respectively.

Financing Activities

Net cash generated from financing activities for the nine months ended September 30, 2019 was RMB570.6 million (US$79.8 million), primarily due to proceeds from issuance of convertible preferred shares and warrant of RMB644.7 million (US$90.2 million). This cash inflow was partially offset by the cash outflow of (i) repayment of long-term borrowings of RMB72.7 million (US$10.2 million), and (ii) repayment of short-term borrowings of RMB4.6 million (US$0.6 million).

Net cash generated from financing activities for 2018 was RMB83.4 million (US$11.7 million), primarily due to proceeds from long-term borrowings of RMB96.6 million (US$13.5 million) and proceeds from issuance of convertible preferred shares of RMB2.0 million (US$0.3 million). This cash inflow was partially offset by the cash outflow of (i) repayment of long-term borrowings of RMB8.2 million (US$1.1 million), (ii) repayment of short-term borrowings of RMB3.0 million (US$0.4 million), and (iii) capital lease obligation payments of RMB2.5 million (US$0.4 million) for certain laboratory equipment.

Net cash generated from financing activities for 2017 was RMB354.2 million, primarily due to proceeds from issuance of convertible preferred shares of RMB234.6 million and proceeds from issuance of convertible notes of RMB117.2 million to certain of our existing shareholders. This cash inflow was partially offset by the cash outflow from the repurchase of ordinary shares of RMB9.1 million and the repayment of the principal of convertible notes of RMB13.8 million.

Capital Expenditures

Our capital expenditures were RMB23.0 million, RMB23.3 million (US$3.3 million) and RMB37.7 million (US$5.3 million) for 2017, 2018 and the nine months ended September 30, 2019, respectively. These capital expenditures included the purchase of property, equipment and computer software. We will continue to make capital expenditures to meet the needs of our business’ expected growth. We intend to fund our future capital expenditure with our existing cash balance and proceeds from this offering.

Contractual Obligations

The tables below set forth our contractual obligations as of December 31, 2018 and September 30, 2019, respectively:

Contractual obligations as of December 31, 2018

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(RMB in thousands)
Long-term borrowings(1)	129,872	41,446	88,426	—	—
Operating lease commitments(2)	14,538	6,998	6,019	1,521	—
Capital lease obligations(3)	9,800	3,472	6,328	—	—
Capital commitments(4)	1,371	1,371	—	—	—

Contractual obligations as of September 30, 2019

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
	(RMB in thousands)
Long-term borrowings(1)	54,983	49,496	5,487	—	—
Operating lease commitments(2)	13,614	6,324	5,465	1,825	—
Capital lease obligations(3)	12,291	5,744	6,547	—	—
Capital commitments(4)	3,532	3,532	—	—	—

(1)	Long-term borrowings consist of credit facilities and financing arrangements with Zhongguancun Technology Leasing Co., Ltd. See “—Long-term borrowings.”
(2)	Operating lease commitments consist of commitments under the lease agreements for certain office space.
(3)	Capital lease obligations primarily consist of our leases for certain laboratory equipment.
(4)	Capital commitments refer to capital expenditure commitments for leasehold improvements for our central laboratory.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2018 and September 30, 2019.

Long-term borrowings

In July 2018, we entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which we are entitled to borrow a loan of RMB80 million (US$11.2 million) for general working capital purposes, which consists of (i) up to RMB10 million (US$1.4 million) of revolving loan with an annual interest rate at the PBOC benchmark interest rate plus a spread of 2.15%, and (ii) up to RMB70 million of term loan with an annual interest rate at the PBOC benchmark interest rate plus a spread of 2.25%. As of September 30, 2019, we drew down a total of RMB77.5 million (US$10.8 million) of principal with an effective interest rate of 6.5% or 7.0%. Pursuant to the agreement, the principal is due in July 2020. The principal, interest and other costs of the loans under this agreement were guaranteed by us.

In May 2018, we made two three-year financing arrangements with Zhongguancun Technology Leasing Co., Ltd., bearing an interest rate of 5.8%, secured by certain machinery and laboratory equipment. Under these arrangements, we make repayments quarterly with total amounts of RMB20.3 million (US$2.8 million) and RMB1.6 million (US$0.2 million), respectively, until May 2021. As of September 30, 2019, the outstanding liability associated with these financing arrangements, net of debt issuance costs, totaled approximately RMB11.8 million (US$1.7 million) and RMB1.0 million (US$0.1 million), respectively.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2017 and 2018 and the nine months ended September 30, 2019, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified relate to (i) the lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, and (ii) the lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements.

We are in the process of implementing a number of measures to address these material weaknesses identified, including hiring additional qualified accounting and financial reporting personnel with an appropriate understanding of the U.S. GAAP and SEC reporting requirements and enhancing the capabilities of our existing accounting and financial reporting through continuous training and education in the accounting and reporting requirements under U.S. GAAP and SEC rules and regulations. We also plan to take other steps to strengthen our internal control over financial reporting, including formalizing a set of comprehensive U.S. GAAP accounting manuals to streamline our recurring transactions and period-end closing processes, and establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors—Risks Relating to Our Business and Industry—If we fail to implement or maintain an effective system of internal controls over financial reporting to remediate our material weaknesses, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financing reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions. However, pursuant to Section 404 and the related rules adopted by the SEC, we, as a public company after being listed, are required to maintain adequate internal control over financial reporting and include our management’s assessment of the effectiveness of our company’s internal control over financial reporting in our annual report.

Holding Company Structure

We are a holding company with no material operations of its own. We conduct our NGS-based cancer therapy selection business primarily through our VIE’s subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our WFOE. If our WFOE or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our WFOE, VIE and their respective subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our VIE may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our WFOE has not paid any dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

Inflation

Since our inception, inflation has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent change in the consumer price index was 1.8% for December 2017 and 1.9% for December 2018. Although we have not been materially affected by inflation, we may be affected if China experiences higher rates of inflation in the future.

Qualitative and Quantitative Disclosures about Market Risk

Credit risk

Our credit risk is mainly associated with cash and cash equivalents, restricted cash, short-term investment, long-term investment, and accounts receivable.

We place our cash and cash equivalents, restricted cash, short-term investment and long-term investment with reputable financial institutions of high credit quality. As of December 31, 2017, 2018 and September 30, 2019, our cash and cash equivalents, restricted cash, short-term investments and long-term investments in an aggregate amount of RMB207.1 million, RMB127.3 million (US$17.8 million) and RMB477.7 million (US$66.8 million), respectively, were held at major financial institutions located in the PRC, and US$2.1 million, US$0.7 million (RMB5.0 million) and US$5.1 million (RMB36.6 million), respectively, were deposited with major financial institutions located outside the PRC. There has been no recent history of default related to these financial institutions. We continue to monitor the credit worthiness of these financial institutions.

Accounts receivables, typically unsecured and denominated in Renminbi, are derived from revenues earned from reputable customers. As of December 31, 2017 and September 30, 2019, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. No customer accounted for more than 10% of our total accounts receivable balance as of December 31, 2018. We manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Foreign currency exchange risk

Our reporting currency and functional currency are the Renminbi and U.S. dollars, respectively. From July 21, 2005, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollars against Renminbi, there was depreciation of approximately 6.3% and appreciation of approximately 5.7%, in 2017 and 2018, respectively. It is difficult to predict how market forces or PRC or U.S. government policies may impact the exchange rate between the Renminbi and the U.S. dollars in the future.

We are primarily exposed to changes in U.S. dollar and Renminbi exchange rate. The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. dollar-denominated financial assets. Most of our revenues and costs are denominated in Renminbi, while a portion of cash and cash equivalents and equity investment are denominated in U.S. dollars. Any significant revaluation of Renminbi may materially and adversely affect our consolidated cash flows, revenues, earnings and financial position in U.S. dollars. As of December 31, 2017, 2018 and September 30, 2019, a 10% appreciation or depreciation in the U.S. dollar to Renminbi exchange rate would increase or decrease our net profit and equity by approximately RMB0.6 million, RMB0.8 million (US$0.1 million) and RMB2.4 million (US$0.3 million), respectively.

We estimate that we will receive net proceeds of approximately US$             million from this offering if the underwriters do not exercise their option to purchase additional ADSs, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, based on the initial offering price of US$              per ADS. Assuming that we convert the full amount of the net proceeds from this offering into Renminbi, a 10% appreciation/depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB7.1477 for US$1.00 as of September 30, 2019 to a rate of RMB             to US$1.00, will result in an increase/decrease of RMB             million in our net proceeds from this offering. A 10% appreciation/depreciation of the U.S. dollar against the Renminbi, from the exchange rate of RMB for US$1.00 as of             , 2020 to a rate of RMB             to US$1.00, will result in a decrease/increase of RMB             million in our net proceeds from this offering.

Substantially all of our business is transacted in Renminbi, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institution at exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts.

Interest rate risk

Fluctuations in market interest rates may negatively affect our financial condition and results of operations. As of December 31, 2017, 2018 and September 30, 2019, most of our borrowings were at fixed rates. We are exposed to fair value interest rate risk due to our borrowings with fixed interest rates. We have not been exposed, nor do we anticipate to be exposed, to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future financial condition and results of operations may be affected due to changes in market interest rates.

Critical Accounting Polices, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our consolidated financial statements in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods.

We base our estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this prospectus. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of these policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of VIE

We exercise control over the VIE and its subsidiaries and have the ability and obligation to absorb substantially all of the profit or losses through contractual arrangements. We consider that we control the VIE and its subsidiaries notwithstanding the fact that we do not hold direct equity interests in it, as we have power over the financial and operating policies of the VIE and its subsidiaries and absorb substantially all the profit or losses from the business activities of the VIE and its subsidiaries through contractual arrangements. Accordingly, all of the VIE and its subsidiaries are accounted for as controlled structured entities and their financial statements have also been consolidated by us.

Segment Reporting

In accordance with ASC 280, Segment Reporting, our chief operating decision maker, or the CODM, has been identified as our chief executive officer. Our CODM evaluates segment performance based on revenues and gross profit by the operating segments of central laboratory business, in-hospital business and pharma research and development services. No geographical segments are presented because substantially all of our long-lived assets are located in the PRC and substantially all of the our revenues are derived from within the PRC.

Revenue Recognition

Effective January 1, 2017, we adopted Accounting Standards Update (ASU) 2014-09, Revenue from contracts with Customers (Topic 606), using the full retrospective method. We derive revenue from our central laboratory business, in-hospital business and pharma research and development services. We recognize revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The impact of adopting the new revenue standard was not material to our consolidated financial statements.

Revenue from central laboratory business

Revenue from central laboratory business is primarily generated through the sales of our cancer therapy selection test to individual patients. Individual patients prepay the consideration in full, and the transaction price for each contract is fixed at contract inception.

Patients can choose to purchase a single cancer therapy selection test or a package which consists of multiple cancer therapy selection tests of the same type or a combination of different types of cancer therapy selection tests. Each cancer therapy selection test represents a single performance obligation. Revenue is allocated to each performance obligation based on the relative standalone selling price method. We record revenue at a point in time when each cancer therapy selection test report is delivered to the patient.

Our cancer therapy selection packages with multiple cancer therapy selection tests of the same type, or Monitoring Packages, were launched in 2017. The Monitoring Packages expire two years from the date of purchase. Based on historical usage rates, a portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration, referred to as a “breakage”. If we are expected to be entitled to a breakage amount, the expected breakage amount is recognized as revenue in proportion to the total number of tests performed for patients prior to the expiration date. If we are not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue when the package expires. We evaluate our breakage estimates periodically based upon our historical experience with each type of Monitoring Packages and other factors, such as recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patients’ behavior and medical advancements. The determination of whether we have accumulated sufficient historical experience to determine breakage amount and changes in the actual patients’ usage rates may significantly impact the amount of breakage revenue recognized for the period.

Revenue from in-hospital business

Revenue from in-hospital business is primarily generated through the sales of reagent kits and the provision of the facilitation services for the sale of laboratory equipment to hospitals. For the sale of reagent kits, we manufacture reagent kits and sell to the hospitals when the hospitals make a purchase order. Each reagent kit represents a single performance obligation. We do not provide rights of return for the reagent kits sold other than returns of defective products. Revenue is allocated to each performance obligation based on a relative standalone selling price basis. We record revenue on the sales of reagent kits at a point in time when the reagent kits are delivered to hospitals. For the facilitation services, we purchase the laboratory equipment from third-party suppliers when a hospital makes a purchase request and resells the laboratory equipment to the hospital. We act as an agent in facilitating the sales of laboratory equipment arrangements as we do not control the equipment before its delivery to hospitals and do not have inventory risks. The facilitation services for each piece of laboratory equipment represent a single performance obligation. We record revenue on a net basis at the point in time when we have completed our facilitation services.

Revenue from pharma research and development services

We provide pharma research and development services to pharmaceutical companies for their development of new drugs for targeted therapies and immunotherapies on various types of cancers. The pharma research and development services include a range of cancer therapy selection test services, analytical validation services and project management services. We deliver an analysis report upon completion of services. The testing services, analytical validation services and project management services are not distinct within the context of the contract because we are using these services as inputs to produce the analysis report. We recognize services revenue over the period in which these services are provided because we do not create an asset with alternative use to us and we have an enforceable right to payment for the performance completed to date. We recognize revenue using an output method to measure progress, utilizing cancer therapy selection tests performed to-date as our measure of progress.

Pharmaceutical companies may also separately engage us to perform multiple cancer therapy selection tests without an analysis of the test results. Each cancer therapy selection test is capable of being distinct and separately identifiable from other promises in the contracts and therefore, represents distinct performance obligations. Revenue is allocated to each cancer therapy selection test using a relative standalone selling price basis. We record revenue at a point in time, when each cancer therapy selection test result is delivered to the pharmaceutical companies.

Income Taxes

We are subject to income taxes in China and Hong Kong. Significant judgment is required in evaluating our uncertain tax positions and determining our provision for income taxes.

Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes and the effective tax rate in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties. In addition, we are subject to the continuous examination of our income tax filings by the tax authorities, which may assert assessments against us. We regularly assess the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of our provision for income taxes.

Long-lived Assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows independent of other assets. An impairment loss would be recognized when estimated undiscounted future cash flows generated from the assets are less than their carrying amount. Measurement of an impairment loss would be based on the excess of the carrying amount of the asset group over its fair value.

Fair Value of Share Options

We estimate the fair value of each award on the grant date using the binomial option pricing model with the assistance of an independent third-party valuation firm. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield. For expected volatility, we have made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on our expected dividend policy over the contractual life of the options.

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31,		For the nine months ended September 30,
	2017	2018	2019
Risk-free interest rate	2.31%–2.40%	2.69%–3.05%	1.63%–2.41%
Dividend yield	0%	0%	0%
Expected volatility range	48.1%–49.4%	46.0%–47.8%	44.6%–45.3%
Exercise multiple	2.20	2.20	2.20
Contractual life	10 years	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$0.55–US$1.04	US$1.16–US$1.60	US$1.65–US$1.87

These assumptions represented our best estimates, but the estimates involve inherent uncertainties and the application of our judgment. As a result, if we use significantly different assumptions or estimates when valuing our options, our share-based compensation expense could be materially different.

Fair Value of Ordinary Shares

We are required to estimate the fair value of the ordinary shares underlying our options when performing the fair value calculations with the binomial option pricing model. Therefore, our board of directors has estimated the fair value of our ordinary shares at various dates, with input from management, considering the third-party valuations of ordinary shares at each grant date. The valuations of our ordinary shares were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, our board of directors considered various objective and subjective factors, along with input from management and the independent third-party valuation firm, to determine the fair value of our ordinary shares, including: external market conditions affecting the industry, trends within the industry, the results of operations, financial position, status of our research and development efforts, our stage of development and business strategy, and the lack of an active public market for our ordinary shares, and the likelihood of achieving a liquidity event such as an initial public offering.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our business equity value, or BEV, and then allocated the BEV to each element of our capital structure (convertible preference shares and ordinary shares) using the option pricing method, or OPM. In our case, three scenarios were assumed, namely: (i) the liquidation scenario, in which the OPM was adopted to allocate the value between convertible preferred shares and ordinary shares, (ii) the redemption scenario, in which the OPM was adopted to allocate the value between convertible preferred shares and ordinary shares, and (iii) the mandatory conversion scenario, in which equity value was allocated to convertible preferred shares and ordinary shares on an as-if converted basis.

In determining the fair value of the ordinary shares on December 31, 2017, June 30, 2018, June 30, 2019 and September 30, 2019, we applied the income approach/discounted cash flow analysis based on our projected cash flow using our best estimate as of the valuation. The determination of our fair value of the ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares.

The major assumptions used in calculating the fair value of ordinary shares include:

Discount rates. The discount rates set forth in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach as of the valuation date, we selected ten publicly traded companies for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in similar industries as we do, and (ii) their shares are publicly traded in developed capital markets, i.e., the U.S.

Discount for lack of marketability, or DLOM. DLOM was calculated using the Finnerty method based on the historical volatilities of comparable companies. It reflects the lower value placed on securities that are not freely transferable, as compared to those are frequently traded in an established market.

In determining the fair value of the ordinary shares on June 30, 2017 and December 31, 2018, we applied the back-solve method based on the issuance price of the nearest round of preferred share financing.

In determining the fair value of the ordinary shares on the rest of the valuation dates, we applied the interpolation method analysis based on the amount of time between the previous valuation date and subsequent valuation date on the rest of the valuation dates, using a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether there is any significant change in valuation had occurred between the previous valuation and subsequent valuation date.

However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: (i) no material changes in the existing political, legal and economic conditions in China; (ii) our ability to retain competent management, key personnel and staff to support our ongoing operations; and (iii) no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

Fair Value Measurements

We apply ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach, and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of cash and cash equivalent, short-term investments, accounts receivable, amounts due from and due to related parties, accounts payable and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amount of long-term borrowings and long-term investments approximate their fair values since they bear interest rates which approximate market interest rates.

We measured the fair value of our warrant liability on a recurring basis using significant unobservable (Level 3) inputs as of September 30, 2019. The valuation technique, inputs and corresponding impact to the fair value are as follows:

Financial instrument	Valuation technique	Unobservable input	Estimation
Warrant liability	Black-Scholes option pricing model	Volatility for Black-Scholes option pricing model	42%

		Market value of the underlying Series C Preferred Shares	US$5.09

We did not transfer any assets or liabilities in or out of Level 3 during the nine months ended September 30, 2019.

We had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2018 and September 30, 2019.

Recent accounting pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Significant Accounting Policies” of our Consolidated Financial Statements.

INDUSTRY

All information and data presented in this section have been derived from an industry report commissioned by us and prepared by CIC, unless otherwise noted. CIC has advised us that the statistical and graphical information contained in this section has been drawn from its database and other sources. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

China’s Oncology Industry

Cancer, a disease of the genome, is one of China’s leading causes of death and a major public health problem. China has the world’s largest annual cancer incidence, which increased from 3.8 million cases in 2014 to 4.4 million cases in 2018, and is estimated to reach 5.8 million cases in 2030. Lung cancer is the most common type of cancer in China, with cancer incidence of 0.9 million cases in 2018, and it is estimated to reach 1.3 million cases in 2030.

Despite its high incidence of cancer, China lags far behind the U.S. in terms of cancer diagnosis and treatment. In 2018, targeted therapies and immunotherapies accounted for 19.2% of all types of cancer treatment in China in terms of revenue, significantly lower than the 83.3% in the U.S. Targeted therapies and immunotherapies, which can avoid the serious side effects of chemotherapies and may achieve better treatment results, are expected to become the new standard of care in China’s cancer treatment market. As such, cancer genotyping, which identifies the specific genomic alterations and biomarkers associated with a patient’s cancer, is being increasingly adopted in China, as it provides valuable assistance to physicians in formulating personalized treatment plans utilizing targeted therapies and immunotherapies.

China’s NGS-based Cancer Therapy Selection Market

Overview

Unlike conventional cancer genotyping methods, NGS-based cancer therapy selection can simultaneously detect substantially all genomic alterations and biomarkers associated with a patient’s cancer in a single test, significantly reducing cost while enhancing accuracy. Despite the vast unmet market need, the penetration of NGS-based cancer therapy selection in China remains low, primarily due to low awareness among physicians and limited availability of targeted therapies. In 2018, 5.1% of late-stage cancer patients and cancer patients who were recommended to take cancer genotyping tests in China took NGS-based cancer therapy selection tests, as compared to the 20.8% in the U.S. In 2030, this percentage is expected to increase to 45.2% in China.

China’s NGS-based cancer therapy selection market is expected to increase from US$0.2 billion in 2018 to US$4.5 billion in 2030, reflecting a CAGR of 36.1% from 2018 to 2022 and 27.6% from 2022 to 2030. China’s NGS-based cancer therapy selection market accounted for 28.6% of overall cancer genotyping in 2018, and is expected to reach 79.7% in 2030.

The diagram below illustrates the calculation of the estimated market size of China’s NGS-based cancer therapy selection market in 2030:

Key Growth Drivers

The key growth drivers for China’s NGS-based cancer therapy selection market include:

Accelerated approval of targeted therapies and immunotherapies. Targeted therapies and immunotherapies may achieve better treatment results compared to chemotherapies while avoiding the serious side effects, and they are increasingly becoming the standard of care in China’s cancer treatment market. In recent years, the NMPA (formerly the CFDA) has accelerated its approval process for targeted therapies and immunotherapies, which may require cancer genotyping before administration. This in turn should accelerate the growth of NGS-based cancer therapy selection.

The following diagrams set forth the history of approvals for targeted therapies and immunotherapies in China from 2001 to 2018:

Use of NGS-based therapy selection for more cancer types. In China, NGS-based cancer therapy selection is currently widely used only for non-small cell lung cancer, or NSCLC. Recently, a growing number of biomarkers for other cancers have been discovered and recommended by the National Comprehensive Cancer Network, or the NCCN, which most oncologists in China refer to in deciding on therapies. In 2018, cancers other than NSCLC constituted 25.2% of China’s NGS-based cancer therapy selection market, and this is expected to increase to 58.5% in 2030. We expect the growing use of targeted therapies and immunotherapies in treating other types of cancer, such as breast cancer and colorectal cancer, to drive the demand for NGS-based cancer therapy selection in China.

The following charts set forth the breakdown of NGS-based cancer therapy selection by cancer type and the number of available biomarkers for different types of cancer:

(1)	NCCN-recommended biomarkers are those biomarkers included in the NCCN’s list of recommended biomarkers in their guidelines for selecting treatment methods.
(2)	Innovative biomarkers are those biomarkers for which targeted therapies and immunotherapies are pending FDA-approval.

Favorable government policies. The Chinese government is introducing more favorable reimbursement policies for drugs used in targeted therapies. In 2017, 15 targeted cancer drugs were included in the Ministry of Human Resources and Social Security’s National Reimbursement Drug List (which is necessary for them to be covered under various government health insurance programs) for the first time, followed by 14 and 7 more targeted cancer drugs in 2018 and 2019, respectively. Most of these drugs, including all 7 targeted cancer drugs added in 2019, require cancer genotyping for diagnosis. These favorable government policies encourage the launch of innovative cancer drugs, and increase their affordability, which in turn are expected to drive the demand for NGS-based cancer therapy selection.

Aging population. China’s population aged 50 and older increased from 383.3 million in 2014 to 443.7 million in 2018, and is expected to reach approximately 583.2 million in 2030. Many types of cancer are increasingly common with advanced age. Lifestyle factors such as smoking and environment are also frequently associated with the incidence of various types of cancer. These factors will contribute to a growing potential market for NGS-based cancer therapy selection.

Increasing awareness of the importance of multiple testing. As more biomarkers are discovered and their corresponding targeted therapies and immunotherapies are developed and approved, patients are more inclined to take multiple NGS-based cancer therapy selection tests to find safer and more efficacious treatments. Late-stage cancer patients are also taking more cancer genotyping tests to monitor drug resistance to initial treatments and to formulate subsequent treatment plans.

The following diagram sets forth the percentage of patients who have been, and are expected to be, tested twice with NGS-based cancer therapy selection from 2014 to 2030:

Pricing

The average price of NGS-based cancer therapy selection tests in China increased from US$991.7 in 2014 to US$1,237.5 in 2018, and is expected to reach US$1,894.4 in 2030. The table below sets forth the average historical and projected price of NGS-based cancer therapy selection tests in China from 2014 to 2030 in US dollars:

2014	2015	2016	2017	2018	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
991.7	1,067.3	1,151.6	1,207.9	1,237.5	1,319.1	1,367.4	1,431.1	1,511.6	1,578.8	1,623.2	1,667.8	1,712.6	1,757.7	1,803.0	1,848.6	1,894.4

Mid-panel and big-panel NGS-based cancer therapy selection tests, which can typically detect approximately 100 and over 300 genes at the same time, respectively, represent high-end tests and are usually more expensive. These tests accounted for 30.0% of NGS-based cancer therapy selection tests in 2018, and are expected to reach 60.8% in 2030. As the proportion of mid- and big-panel NGS-based cancer therapy selection tests continues to increase, the average price of NGS-based cancer therapy selection tests increases correspondingly. The diagram below sets forth the historical and forecasted percentage breakdown for NGS-based cancer therapy selection tests of various panel sizes from 2014 to 2030:

Case Study: NSCLC

The incidence of lung cancer in China increased from 0.8 million cases in 2014 to 0.9 million cases in 2018. NSCLC accounted for approximately 80.0% of the incidence of lung cancer in China in 2018. In particular, late-stage NSCLC, the type of cancer to which NGS-based cancer therapy selection is most frequently applied, accounts for 80.0% of all incidence of NSCLC in China. An increasing number of biomarkers associated with NSCLC have been discovered, and targeted therapy drugs corresponding to these biomarkers have been developed, tested and approved. These targeted therapy drugs have become recommended standard therapies under the NCCN guidelines. The availability of NSCLC targeted therapy drugs has led to an increasingly large penetration of NGS-based cancer therapy selection usage. In particular, the penetration of NGS-based therapy selection for late-stage NSCLC increased from 6.5% in 2014 to approximately 20.0% in 2018, and is expected to increase to 90.6% in 2030.

The diagrams below set forth the growing availability of targeted therapy drugs for NSCLC in China, the increased use of NGS-based cancer therapy selection in 2014 and 2018 for certain leading oncology hospitals in China, and the improved clinical results for China’s NSCLC patients:

Distribution channels

NGS-based cancer therapy selection companies in China are primarily pursuing two major business models: the central laboratory and the in-hospital model. Most NGS-based cancer therapy selection companies conduct their business through the central laboratory model, in which cancer patients’ treating physicians order cancer genotyping tests for their patients during the diagnostic process, the patients’ liquid biopsy or tissue samples are shipped to the company’s central laboratory for testing, and physicians form treatment plans based on the test results. Fewer companies conduct their business through the in-hospital model, in which they partner with hospitals to establish in-hospital cancer genotyping laboratories and supply reagent kits, allowing the hospitals to conduct tests on their own. Under the in-hospital model, NGS-based cancer therapy selection companies have revenue streams of initial facilitation of equipment purchases followed by recurring sales of reagent kits.

The in-hospital segment of China’s NGS-based cancer therapy selection market accounted for 13.8% of China’s total NGS-based cancer therapy selection market in terms of number of patients in 2018, and is expected to reach 49.4% in 2030. The diagram below sets forth the historical and forecasted percentage breakdown of the central laboratory segment and in-hospital segment of China’s NGS-based cancer therapy selection market from 2014 to 2030:

The following is a list of China’s top 25 oncology hospitals, which includes both specialized oncology hospitals and general hospitals:

China’s Top 25 Oncology Hospitals
West China Hospital, Sichuan University
Fudan University Shanghai Cancer Center
Cancer Hospital Chinese Academy of Medical Sciences
Zhejiang Cancer Hospital
Sun Yat-sen University Cancer Center
Beijing Cancer Hospital
Tianjin Medical University Cancer Institute and Hospital
Tongji Hospital
Shandong Cancer Hospital
Jiangsu Cancer Hospital
People’s Liberation Army General Hospital
Peking Union Medical College Hospital
Zhongshan Hospital
Hunan Cancer Hospital
Shanghai Chest Hospital
Henan Cancer Hospital
The First Affiliated Hospital of Zhengzhou University
Guangdong Provincial People’s Hospital
Hebei Cancer Hospital
Heilongjiang Cancer Hospital
The First Hospital Affiliated to AMU (Southwest Hospital)
Jiangsu Province Hospital
Shanghai Pulmonary Hospital
Liaoning Cancer Hospital
The First Affiliated Hospital, Sun Yat-sen University

Competitive Landscape

Although NGS-based cancer therapy selection is a nascent industry in China with approximately six years of history, the industry has become increasingly concentrated and is dominated by its five largest players. We are the market leader in all relevant markets in 2018 in terms of number of patients tested, with the largest market share of 25.3% in the overall NGS-based cancer therapy selection market, 16.7% in the central laboratory segment and 79.8% in the in-hospital segment. We are also one of the only five companies in China to have obtained approval from the NMPA for NGS-based cancer therapy selection reagent kits, an approval that is critical to success in the in-hospital segment. We are the only company in China that has both (i) a laboratory certified under the CLIA, accredited by CAP, and certified as an NGS laboratory by the NCCL, and (ii) an NGS-based reagent kit approved by the NMPA.

The diagrams below set forth the respective market shares of the top five players in China’s overall NGS-based cancer therapy selection market and its central laboratory and in-hospital segments, in terms of number of patients tested in 2018:

In addition, we have the highest number of publications among NGS-based cancer therapy selection companies in China, with 113 articles published since 2015.

Comparison of the number of publications(1) of major NGS-based cancer therapy selection companies(2)

(1)	Refer to peer-reviewed articles directly related to NGS-based cancer therapy selection.
(2)	Include companies which generate over 50% of revenue from NGS-based cancer therapy selection.

China’s Minimal Residual Disease Testing Industry

Minimal residual disease, or MRD, refers to the small number of cancer cells that may remain in the body after treatment. MRD testing serves post-treatment cancer patients as a preventative detection method for cancer recurrence. However, MRD levels may be so small that they do not cause any physical signs or symptoms, and they often cannot be detected with conventional methods. As physicians’ awareness of the significance of MRD testing continues to rise and NGS-based cancer therapy selection becomes increasingly available, MRD testing is expected to represent significant market opportunities. China’s total potential market for MRD testing is estimated to be US$14.5 billion in 2030.

The diagram below sets forth the method of calculation of the total potential market for China’s NGS-based MRD detection in 2030:

China’s Early Cancer Detection Industry

Market Opportunities

Early cancer detection can significantly improve the prognosis and quality of cancer patients’ lives, while reducing mortality rates and treatment costs. Compared with conventional detection methods, such as a PET-CT, which can only scan tumors that are 0.5 cm in size or larger, emerging methods like NGS-based liquid biopsies can detect the circulating tumor DNA, or ctDNA, of a tumor 10 years before conventional detection methods. NGS-based ctDNA early cancer detection, which is easy to use and has high accuracy, is becoming an effective preventive measure and will improve patient access and screening rates, thereby significantly increasing the treatment success rate for various types of cancers. The ten-year survival rate for cancer patients diagnosed at stage Ia or earlier is 90.0%, significantly higher than the 10.0% for those diagnosed at late stage.

For the high-risk population for each cancer type, regular screening is recommended. However, physician awareness and patient screening rates for early cancer detection remain relatively low in China. The following table sets forth examples of primary screening methods and recommended screening regularities for various cancer types and their corresponding screening rates in China and the U.S.:

Screening rate
Cancer site	High-risk population	Test or procedure	Recommendation	U.S.	China
Breast	• Women ages 40+	• Mammography	• Annual screening	~64%	~16%

Cervix	• Women ages 21-29	• Pap test	• Every 3 years
	• Women ages 30-65	• Pap test & HPV DNA test	• Every 5 years with both	~83%	~21%

Colorectal	• Men and women ages 50-75	• gFOBT or FIT, or	• Annual screening	Overall screening rate: ~63% FOBT rate: ~7.0% Colonoscopy rate: ~60.0%	Overall screening rate: ~20% FOBT rate: ~6.7% Colonoscopy rate: 13~15%
		• Multi-target stool DNA test, or	• Every 3 years
		• Flexible sigmoidoscopy, or	• Every 5 years
		• Colonoscopy, or	• Every 10 years
		• CT Colonography	• Every 5 years

Lung	• Smokers ages 55-75 with 30+ pack-year history	• Low-dose helical CT scan	• Annual screening	~3.9%	~0.4%

Prostate	• Men ages 50+	• Prostate-specific antigen test	• Follow the healthcare provider’s advice	~34%	~8%

Total Potential Market

China’s early cancer detection market primarily targets the high-risk population, which for most cancers typically includes people between 50 to 75 years old, focusing on that portion who can afford early cancer detection tests. China’s total potential market for early cancer detection is expected to increase from US$17.6 billion in 2018 to US$28.9 billion in 2030, representing a CAGR of 4.2%. The diagram below sets forth the method of calculation of the total potential market for China’s early cancer detection and the resulting projection for 2030:

Detailed NGS-based China Cancer Therapy Selection Market Data Breakdown

Market Size and Patient Population

The diagrams below set forth the historical and forecasted market size and patient population, respectively, for China’s NGS-based cancer therapy selection market from 2014 to 2030:

China’s NGS-based Cancer Therapy Selection Market for Various Types of Cancers

The table below sets forth the historical and forecasted market size of China’s NGS-based cancer therapy selection market for various types of cancers from 2018 to 2030, in terms of number of patients tested:

	2018	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	US$ in millions
Lung cancer	140.4	193.4	262.3	350.5	461.0	583.7	727.1	891.8	1,074.0	1,268.5	1,470.1	1,674.6	1,879.3
Colorectal cancer	19.7	28.0	38.6	53.5	74.0	99.7	133.5	177.2	232.2	299.5	380.0	474.3	583.4
Gastric cancer	9.0	13.0	18.2	25.9	36.9	51.8	72.8	102.5	143.5	199.3	274.1	373.5	504.6
Breast cancer	11.9	17.0	23.5	32.8	45.8	62.4	84.7	114.2	152.2	200.0	258.7	329.7	414.3
Hepatobiliary cancers	5.2	7.4	10.2	14.3	20.3	28.0	39.0	54.3	75.1	103.0	140.1	189.0	253.1
Bladder cancer	0.3	0.5	0.8	1.2	1.9	2.9	4.3	6.5	9.7	14.4	20.9	30.1	42.8
Prostate cancer	0.3	0.4	0.6	0.8	1.2	1.7	2.4	3.3	4.6	6.4	8.6	11.5	15.3
Ovarian cancer	0.8	1.2	1.8	2.5	3.7	5.2	7.4	10.3	14.3	19.7	26.6	35.4	46.6
Other cancers	—	—	—	—	—	14.3	29.6	58.1	108.4	191.7	322.0	515.3	788.8

Total market size	187.6	261.0	356.1	481.5	644.7	849.7	1,100.7	1,418.1	1,814.0	2,302.4	2,901.2	3,633.5	4,528.1

The table below sets forth the historical and forecasted population of China’s cancer patients who will take NGS-based cancer therapy selection for various types of cancers from 2018 to 2030:

	2018	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
	In thousands
Lung cancer	113.4	146.6	189.9	238.2	290.5	345.5	402.4	459.9	517.4	574.1	629.4	683.1	734.8
Colorectal cancer	15.9	21.2	28.0	36.3	46.6	59.0	73.8	91.4	111.9	135.6	162.7	193.5	228.1
Gastric cancer	7.2	9.8	13.2	17.6	23.2	30.6	40.3	52.8	69.1	90.2	117.4	152.4	197.3
Breast cancer	9.6	12.9	17.0	22.3	28.8	37.0	46.9	58.9	73.3	90.5	110.8	134.5	162.0
Hepatobiliary cancers	4.2	5.6	7.4	9.7	12.8	16.6	21.6	28.0	36.2	46.6	60.0	77.1	99.0
Bladder cancer	0.3	0.4	0.6	0.8	1.2	1.7	2.4	3.4	4.7	6.5	9.0	12.3	16.7
Prostate cancer	0.2	0.3	0.4	0.6	0.7	1.0	1.3	1.7	2.2	2.9	3.7	4.7	6.0
Ovarian cancer	0.7	0.9	1.3	1.7	2.3	3.1	4.1	5.3	6.9	8.9	11.4	14.4	18.2
Other cancers	—	—	—	—	—	8.4	16.4	30.0	52.2	86.8	137.9	210.2	308.4

Total patient population	151.6	197.8	257.8	327.3	406.2	503.0	609.1	731.4	873.9	1042.0	1242.2	1482.1	1770.6

Biomarkers and Corresponding Targeted Therapies and Immunotherapies

The table below sets forth the biomarkers associated with various types of cancer and their corresponding targeted therapies and immunotherapies, including those recommended under treatment guidelines published by the NCCN and innovative biomarkers:

Type of cancer	Biomarker		Recommended targeted therapies and immunotherapies
Lung cancer	NCCN-recommended	EGFR	Osimertinib, Erlotinib, Afatinib, Gefitinib, Dacomitinib
		ALK	Alectinib, Brigatinib, Ceritinib, Crizotinib, Lorlatinib
		ROS1	Crizotinib, Entrectinib, Ceritinib, Lorlatinib
		BRAF V600E	Dabrafenib+Trametinib, Vemurafenib, Dabrafenib
		NTRK	Larotrectinib, Entrectinib
		PD-L1	Pembrolizumab, Atezolizumab
		MET	Crizotinib
		RET	Cabozantinib, Vandetanib
		HER2	Ado-trastuzumab emtansine
		TMB	Nivolumab+Ipilimumab, Nivolumab
	Innovative	KRAS	AMG 510 / MRTX849
		BRAF non-V600E	Trametinib
		FGFR	Erdafitinib
		DDR2, CBL	Sitravatinib
		NFE2L2,KEAP1	Sapanisertib
		RICTOR	Sapanisertib
		NRG1	Zenocutuzumab, Afatinib
		HRR genes	Talazoparib
		PIK3CA, PTEN	Serabelisib, Alpelisib, Taselisib
		AKT	Ipatasertib
		ERBB3	U3-1402
Colorectal cancer	NCCN-recommended	KRAS/NRAS/BRAF V600E wild type	Cetuximab, Panitumumab
		dMMR/MSI-H	Pembrolizumab, Nivolumab±Ipilimumab
		NTRK	Larotrectinib
		BRAF V600E	Irinotecan+Cetuximab/Panitumumab+Vemurafenib, Dabrafenib+Trametinib+Cetuximab/Panitumumab, Encorafenib+Binimetinib+Cetuximab/Panitumumab
		HER2	Trastuzumab+Pertuzumab/Lapatinib
	Innovative	KRAS	AMG 510, MRTX849
		NRAS	Binimetinib, LY3214996, KO-947
		BRAF non-V600E	Trametinib
		ALK, ROS1	Crizotinib, Entrectinib
		RET	Regorafenib, LOXO-292, Pralsetinib
		MET	Cabozantinib+Panitumumab
		POLE, POLD1	Pembrolizumab, Nivolumab
		RNF43	WNT974, RXC004
		PIK3CA	Cabozantinib
		FLT1, FLT4, KDR	Axitinib, Regorafenib, Pazopanib
Gastric cancer	NCCN-recommended	HER2	Trastuzumab
		MSI-H/dMMR	Pembrolizumab
	Innovative	FGFR2	Bemarituzumab (FPA144), AZD4547
		PTEN	Ipatasertib (GDC-0068), GSK2636771
		MET	Onartuzumab, Rilotumumab
		EGFR	Nimotuzumab, Varlitinib

Type of cancer	Biomarker		Recommended targeted therapies and immunotherapies
Breast cancer	NCCN-recommended	ERBB2	Trastuzumab, Pertuzumab
		BRCA1/2	Olaparib, Talazoarib, Carboplatin, Cisplatin
		PIK3CA	Alpelisib
Innovative
		ERBB2/3	T-DM1, DS-8201a, Aafatinib, Poziotinib, Trastuzumab, Lapatinib, Neratinib, TAS0728, A-166
		AKT	Ipatasertib, Capivasertib
		PI3K, PTEN	Buparlisib, Taselisib
		BRCA1/2	Niraparib, Rucaparib, Veliparib
		HRR genes	Olaparib, Talazoparib, Rucaparib, Veliparib, Prexasertib
		EGFR	Poziotinib, Afatinib
		FGFR1/2/3	Erdafitinib, Debio1347
		POLD1	Pembrolizumab
Hepatobiliary cancers	NCCN-recommended	dMMR/MSI-H	Pembrolizumab
	Innovative	dMMR/MSI	M7824
		FGFR1/2/3/4	Erdafitinib, Debio1347, Derazantinib, Infigratinib
		IDH1/2	Ivosidenib, Enasidenib
		ERBB2/3	A166, TAS0728
Bladder cancer	NCCN-recommended	FGFR2/3	Erdafitinib
	Innovative	FGFR	Rogaratinib, Vofatamab, Derazantinib, Pemigatinib,
		ERBB2	Afatinib, Trastuzumab+pertuzumab, T-DM1, Neratinib, A166, DF1001
		DDR genes	Olaparib, Gemcitabine Plus Cisplatin
		PI3K, PTEN	Buparlisib, GSK2636771
		TCS1/TSC2	Sapanisertib
		mTOR	Everolimus
Prostate cancer	NCCN-recommended	dMMR/MSI-H	Pembrolizumab
	Innovative	DDR genes	Olaparib, Talazoparib, Niraparib, Rucaparib
		PI3K, PTEN	LY3023414, GSK2636771
		CDK4/6, CCND1/2/3, CDKN2A/B, RB1	Ribociclib, Palbociclib
Ovarian cancer	NCCN-recommended	dMMR/MSI-H	Pembrolizumab
		BRCA1/2	Olaparib, Rucaparib
		NTRK	Entrectinib, Larotrectinib
	Innovative	HRR genes	Olaparib, Niraparib, Veliparib, Talazoparib, Prexasertib
		P13K, PTEN	Copanlisib, ARQ 092
		ERBB2	HER2 CTL peptide-based vaccine, A-166
		CDK4/6, CCND1/2/3, CDKN2A/B, RB1	Pajbociclib, Abmeciclib, Ribociclib
Solid tumor	Innovative	KRAS	AMG 510, MRTX849, BI 1701963
		AKT	Capivasertib
		CDK4/6,CCND1/2/3, CDKN2A/B, RB1	Palbociclib, Abemaciclib, Ribociclib
		ERBB3	TAS0728, GSK2849330
		EZH2	Tazemetostat
		CCNE1, FBXW7, MYC, RB1	Prexasertib
		FGF19	BLU-554
		FGFR	Erdafitinib, Debio1347
		FLCN, mTOR, RHEB, TSC	Temsirolimus
		FLT1/4, KDR	Axitinib, Regorafenib, Pazopanib
		GNA11, GNAQ	Sorafenib, Trametinib
		NRAS, HRAS	Tipifarnib
		KEAP1, STK11	Telaglenastat
		HRR genes	Olaparib, Rucaparib, Niraparib, Talazoparib, Prexasertib
		MAP2K1	Ulixertinib
		MDM2/4	Milademetan, BI 907828, AMG 232
		MYC	Prexasertib, Barasertib
		NF1	Telaglenastat
		NF2	Defactinib
		PTCH1, SMO	Vismodegib
		PIK3CA, PTEN	GSK2636771, AZD8186
		RHEB	Temsirolimus
		SETD2	Adavosertib
		SMARCA4, SMARCB1	Tazemetostat
		SRC	Bosutinib, Dasatinib
		TP53	Prexasertib, Adavosertib

BUSINESS

OUR MISSION

Guard life via science.

OVERVIEW

We aim to transform precision oncology and early cancer detection. We are China’s number one NGS-based cancer therapy selection company, as evidenced by the largest market share of 25.3% in China’s NGS-based cancer therapy selection market in terms of number of patients tested in 2018, according to CIC. Our cancer therapy selection platform is built upon our advanced proprietary technologies, comprehensive portfolio of products and a two-pronged market-driven commercial infrastructure addressing both larger hospitals through our in-hospital model and smaller hospitals through our central laboratory model.

Our advanced technology platform integrates cutting-edge proprietary cancer therapy selection technologies using both tissue and liquid biopsies, including assay biochemistry, bioinformatics, a patented laboratory information management system and expansive genomic databases. Our proprietary HS library preparation technology allows us to work with poor quality and limited volume samples and enables enhanced sensitivity—capabilities that are critical to effectively deploying NGS-based cancer therapy selection, especially in China. Our in-depth cancer genomics insights, accumulated from over 162,000 tests performed since our inception, enable us to process and accurately analyze genomic information and achieve a median turnaround time of 6 days.

Our NGS-based cancer therapy selection test products are used to assist physicians in selecting the most effective therapy for cancer patients. We currently offer 13 NGS-based cancer therapy selection tests applicable to a broad range of cancer types, including lung cancer, gastrointestinal cancer, prostate cancer, breast cancer, lymphomas, thyroid cancer, colorectal cancer, ovarian cancer, pancreatic cancer, and bladder cancer, using both tissue and liquid biopsy samples. Our core products, including OncoScreen Plus™ and LungPlasma™, perform on par with those of our global peers. We are the clear leader in the lung cancer segment of China’s NGS-based cancer therapy selection market, with a market share of 30.3% in terms of number of patients tested in 2018, according to CIC. We believe we offer the best NGS-based cancer therapy selection products and services in China, and we have won the trust of pharmaceutical companies, physicians, hospitals and patients with our high quality standards, superior product performance and strong service support. Our products are recognized by the medical, pharmaceutical and scientific communities, as evidenced by (i) the use of our products by oncology key opinion leaders in clinical trials and research studies they initiate, and (ii) our collaborations on clinical trials and research studies with leading pharmaceutical companies including AstraZeneca (NYSE: AZN), Sino Biopharm (HKEX: 1177), CStone (HKEX: 2616) and BeiGene (HKEX: 6160), primarily by providing central laboratory services and companion diagnostics development services to these pharmaceutical companies. The results of these clinical trials and research studies have been published in 68 peer-reviewed articles, and the results of research studies using our products have been published in 45 peer-reviewed articles.

We are the only company in China that has both (i) an NGS laboratory certified under the CLIA, accredited by the CAP, and certified by China’s NCCL, and (ii) an NGS-based reagent kit approved by China’s NMPA. We believe these certifications, accreditations and regulatory approvals endorse the efficiency, accuracy and consistency of our testing results.

We pioneered a two-pronged commercial infrastructure, consisting of both central and in-hospital laboratories, to maximize market penetration and create higher barriers to entry.

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Central laboratory model: Our central laboratory processes cancer patients’ tissue and liquid biopsy samples delivered to us from hospitals across China and issues test reports. This model has enabled us to become China’s largest provider of NGS-based cancer therapy selection tests while building relationships with over 540 hospitals across China. Our central laboratory also supports our collaborations with pharmaceutical companies. We are the number one in the central laboratory segment of China’s NGS-based cancer therapy selection market, with a market share of 16.7% in terms of number of patients tested in 2018, according to CIC. Revenue from our central laboratory model has accounted for a substantial majority of our revenue to date, and we expect it to continue to grow.

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In-hospital model: Chinese hospitals generally prefer to conduct laboratory tests in-house. However, despite the large and growing demand for NGS-based cancer therapy selection tests, hospitals face multiple challenges in adopting these tests, which have technically sophisticated workflows. In 2016, we became China’s first NGS-based cancer therapy selection company to offer an in-hospital model, providing turn-key solutions to address Chinese hospitals’ challenges in adopting NGS-based cancer therapy selection. We help our partner hospitals establish their in-hospital laboratories, install laboratory equipment and systems, and provide ongoing training and support. With these laboratories, equipment and systems in place, we sell them our reagent kits on a recurring basis, which allow them to perform testing on their own in a standardized manner. We have partnered with 40 Class III Grade A hospitals (the highest of China’s nine-tiered hospital designation system), giving us a 79.8% market share in the in-hospital segment of China’s NGS-based cancer therapy selection market in terms of number of patients tested in 2018, according to CIC. While revenue from our in-hospital model is still relatively small, we are investing substantially to expand it and expect it to become an increasingly important segment of China’s NGS-based cancer therapy selection market.

Our proprietary database, OncoDB, includes over 162,000 cancer therapy selection test results. OncoDB enables us to build our Live Annotation Visualization and Analysis, or LAVA, a cloud-based cancer genomic data ecosystem that facilitates the broader exchange of real-time clinically actionable genomic data among physicians. Over 420 physicians from 120 hospitals have joined LAVA. We plan to expand LAVA to pharmaceutical companies and hospitals to assist in clinical trials and research studies. As LAVA expands, we believe that it will create business opportunities for all of its participants.

In addition to our NGS-based cancer therapy selection tests, we are also investing in our development of early cancer detection tests. Early cancer detection can substantially increase the chances of successful treatment and therefore presents enormous market opportunities. However, it is extremely difficult to develop liquid biopsy-based early cancer detection tests with the sensitivity and specificity needed for the tests to be clinically useful. Our targeted DNA methylation-based library preparation technologies and bioinformatics effectively address these challenges by enhancing the signal-to-noise ratio on the most informative cancer-associated methylation loci and blocks, enabling us to detect extremely low circulating levels of cancer biomarkers to facilitate accurate early detection of multiple cancers. Our early cancer detection technologies have demonstrated sensitivities of 52% for Stage Ia lung cancer, 71% for Stage I colorectal cancer and 85% for Stage I hepatocellular carcinoma, at specificities of 96-99% (meaning 96-99% of the people who do not have these early-stage cancers test negative for such cancers), which compare similarly to those of our global peers, based on to publicly available data. We will continue our research and development efforts in early cancer detection, with the aim of developing pan-cancer early detection products.

Minimum residual disease, or MRD, detection is useful for monitoring post-treatment cancer patients, and we are also researching ways to leverage our existing technologies to develop MRD detection products.

We are one of the fastest-growing companies in China’s NGS-based cancer therapy selection market. Our revenue increased by 87.9% from RMB111.2 million in 2017 to RMB208.9 million (US$29.2 million) in 2018. Our revenue increased by 104.1% from RMB143.6 million for the nine months ended September 30, 2018 to RMB293.0 million (US$41.0 million) for the same period in 2019. Our gross profit increased by 88.4% from RMB71.7 million in 2017 to RMB135.1 million (US$18.9 million) in 2018. Our gross profit increased by 141.9% from RMB90.3 million for the nine months ended September 30, 2018 to RMB218.4 million (US$30.5 million) for the same period in 2019. Our gross profit margin was 64.5%, 64.7%, 62.9% and 74.5% in 2017, 2018 and the nine months ended September 30, 2018 and 2019, respectively.

OUR COMPETITIVE STRENGTHS

Market-leading position in China’s NGS-based cancer diagnostics industry that will drive continued growth

We are China’s number one NGS-based cancer therapy selection company, as evidenced by the largest market share of 25.3% in China’s NGS-based cancer therapy selection market in terms of number of patients tested in 2018, according to CIC. Our cancer therapy selection platform is built upon our advanced proprietary technologies, comprehensive portfolio of world-class products and a two-pronged market-driven commercial infrastructure addressing both larger hospitals through our in-hospital model and smaller hospitals through our central laboratory model.

We have helped jointly define standards for this rapidly evolving industry by educating China’s medical community on NGS-based cancer therapy selection by collaborating on publications with oncology key opinion leaders and presentations at major academic conferences. Our technology and research are widely regarded and cited among the scientific community, as evidenced by (i) the use of our products by oncology key opinion leaders in clinical trials and research studies they initiate, and (ii) our collaborations on clinical trials and research studies with leading pharmaceutical companies including AstraZeneca, Sino Biopharm and CStone, primarily by providing central laboratory services and companion diagnostics development services to these pharmaceutical companies. The results of these clinical trials and research studies have been published in 68 peer-reviewed articles, and the results of research studies using our products have been published in 45 peer-reviewed articles. We have also worked with regulators to share our insights on the nature of the NGS technology and obtained the most comprehensive portfolio of product and laboratory certifications. Among the over 300 NGS-based cancer therapy selection companies in China, we are the only one holding comprehensive regulatory certificates and approvals—including China’s first NMPA-approved NGS-based reagent kit, China’s second NGS laboratory with the NCCL certification and China’s first NGS laboratory with the CLIA laboratory certification, as well as CAP certificates of accreditation.

We believe our market-leading position will drive our continued growth by (i) supporting the continued expansion of our genomic database, which will further strengthen our technologies and products; (ii) giving us first-mover advantages in terms of market acceptance of our products as physicians will be most familiar with and confident in them; (iii) allowing us to establish and benefit from barriers to entry, especially in our in-hospital model; (iv) allowing us to benefit from economies of scale, and (v) enabling us to build on our technology platform to develop proprietary technologies for early cancer detection, which can substantially increase cancer patients’ chances of successful treatment and improve their quality of life.

Advanced NGS-based cancer therapy selection technologies

We believe we have cutting-edge NGS-based cancer therapy selection technologies. We have developed proprietary technologies that effectively address the unique challenges in applying NGS-based cancer therapy selection, especially in China. Our proprietary HS library preparation technology can derive accurate results from low quality DNA in formalin-fixed paraffin-embedded, or FFPE, samples or liquid biopsy samples containing small quantities of ctDNA, allowing us to work with the poor quality and limited volume samples that are typical in the oncology field, especially in China. Our proprietary unique molecular index, or UMI, technology and bioinformatics enable us to achieve increased assay sensitivity and lower our ctDNA detection limit to 0.1% or lower, significantly enhancing the accuracy of liquid biopsy tests. We have co-developed Magnis BR, China’s first and only capture-based—one of the two major enrichment methods widely used for targeted DNA sequencing, where probe is used to “capture” specific genomic regions of interest for downstream sequencing—fully automated NGS library preparation system, and associated library preparation reagents, with Agilent, which assist Chinese hospitals in adopting NGS-based cancer therapy selection.

A comprehensive portfolio of cancer therapy selection products

We offer 13 NGS-based cancer therapy selection tests that analyze genes associated with a broad range of cancer types. The design and performance of our products perform on par with world-class cancer therapy selection companies. They have been widely adopted, especially in the lung cancer segment of China’s

NGS-based cancer therapy selection market, where we are the clear market leader with a market share of 30.3% in terms of number of patients tested in 2018, according to CIC.

Our OncoScreen Plus™, which reflects the latest developments in targeted therapy and immunotherapy, tests for 520 genes associated with most solid tumors for which there is an FDA- or NMPA-approved therapy, as well as immunotherapy-related biomarkers such as microsatellite instability, or MSI, and tumor mutation burden, or TMB, which provide additional insights for therapy selection. OncoScreen PlusTM also participated in the FDA-initiated SEQC2 study for global tissue-based NGS assay comparison. Our selection of tissue- and liquid-based lung cancer tests—from eight-gene LungCure™ to 168-gene LungPlasma™—cater to the different clinical needs and budgets of patients with NSCLC, China’s most prevalent cancer and the cancer with the highest mortality rate.

The design and performance of our products have been endorsed by their adoption in clinical trials and research studies conducted by leading domestic and global biopharmaceutical companies. AstraZeneca selected our LungPlasma™ as the only NGS-based product for its Tagrisso (Osimertinib) Phase III diagnostic methods comparison study, and it also selected our HRDCoreTM for the Phase III clinical study of a drug candidate. CStone selected our OncoScreen Plus™ for the Phase III clinical trial of its CS1001 to detect the biomarker TMB for NSCLC patients, and an affiliate of Sino Biopharma selected our LungCureTM and OncoScreen PlusTM for its Phase I/II clinical study of a drug candidate for local advanced or metastatic NSCLC.

Two-pronged commercial infrastructure creating high barriers to entry

Our two-pronged commercial infrastructure is tailored to maximize our penetration into China’s NGS-based cancer therapy selection market, with (1) a central laboratory model to build our brand awareness and market share and serve hospitals that lack the necessary scale to establish their own facilities; and (2) an in-hospital model to address the enormous in-hospital segment of China’s NGS-based cancer therapy selection market.

The rapid growth of our central laboratory model has enabled us to become China’s number one provider of NGS-based cancer therapy selection tests while building relationships with hospitals across China. Our central laboratory also supports our collaborations with pharmaceutical companies on clinical trials and research studies. We are the number one in the central laboratory segment of China’s NGS-based cancer therapy selection market, with a market share of 16.7% in terms of number of patients tested in 2018, according to CIC.

Chinese hospitals generally prefer to conduct laboratory tests in-house, but they face multiple challenges in adopting technically demanding NGS-based cancer therapy selection tests for in-house use. In 2016, we became the first company in China to offer an in-hospital model, which provides a turn-key solution for Chinese hospitals. In establishing in-hospital laboratories, we take responsibility throughout the process from laboratory redesign, laboratory equipment procurement and system installation to ongoing training and support—effectively addressing Chinese hospitals’ challenges. We believe that this business model fosters customer loyalty and creates high barriers to entry. We have partnered with 40 Class III Grade A hospitals, and established a 79.8% market share in the in-hospital segment, which we expect to become an increasingly important segment of China’s NGS-based cancer therapy selection market.

Breakthrough technologies in early cancer detection

We have developed two proprietary technologies that address major challenges in China’s early cancer detection industry. Early cancer detection presents an enormous market opportunity. In 2018, approximately 60%, or 2.5 million cases, of China’s cancer incidence are diagnosed in late-stage (Stage III or IV), more than three times the number of such cases in the U.S. The high late-stage diagnosis rate is an important factor behind China’s annual high mortality from cancer, which is 2.8 million cases in 2018, more than four times of that of the U.S. The wide adoption of early cancer detection can significantly improve the prognosis and quality of patients’ life while reducing mortality rates and treatment costs. However, it is extremely difficult to develop liquid biopsy-based early cancer detection tests with the sensitivity and specificity needed for the tests to be clinically useful. Our proprietary technologies that detect extremely low circulating levels of cancer biomarkers facilitate accurate early detection of multiple cancers by enhancing the signal-to-noise ratio on the most informative cancer-associated methylation loci and blocks. Our early cancer detection technologies have demonstrated sensitivities of 52% for Stage Ia lung cancer, 71% for Stage I colorectal cancer and 85% for Stage I hepatocellular carcinoma, at specificities of 96-99%, which compare similarly to those of our global peers, based on publicly available data. With our advanced technologies, we believe that we are well-positioned to succeed in China’s early cancer detection industry.

Multidisciplinary management team across molecular biology, genetics, biostatistics and marketing

Our multidisciplinary management team has the skills and experience necessary to drive our growth, including the science skills necessary to develop world-class products, the data skills to analyze and benefit from the enormous genomic database we have and continue to expand, and the commercial skills necessary to reach the Chinese hospitals and physicians who use our products. Led by our founder and chief executive officer Mr. Yusheng Han, this team has technical expertise gained from industry experience in companies and research institutes such as Novartis, Pfizer, Illumina, Memorial Sloan Kettering Cancer Center and the Howard Hughes Medical Institute, as well as post-graduate degrees in molecular biology, genetics, medicine and biostatistics, with our chief operating officer and chief technology officer holding PhDs from the University of Pennsylvania and Duke University, respectively. The team is also experienced in commercialization and marketing in the biotech sector, combined with venture capital, private equity, investment banking and management consulting experience.

OUR STRATEGIES

Increase market penetration of our cancer therapy selection products and expand our product portfolio

To reinforce our market-leading position in China’s NGS-based cancer therapy selection market, we plan to continue to increase the market penetration of our cancer therapy selection products and expand our product portfolio. In particular, we plan to continue:

•	deploying our fully-automated NGS library preparation system to strengthen our leading position in the in-hospital segment of China’s NGS-based cancer therapy selection market;

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conducting sales and marketing activities to drive the rapid adoption of our cancer therapy selection products, particularly in the in-hospital segment of China’s NGS-based cancer therapy selection market;

•	expanding and validating clinical utility of our cancer therapy selection products to the MRD detection market;

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seeking additional regulatory approvals for our cancer therapy selection products, including obtaining MNPA approvals for more of our cancer therapy selection products and completing related clinical trials; and

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designing and bringing to market comprehensive NGS-based cancer therapy selection products for upcoming targeted therapies and immunotherapies and collaborating with leading pharmaceutical companies in clinical trials and research studies.

Continue research and development in early cancer detection

We will continue our research and development efforts in early cancer detection, with the aim of developing pan-cancer early detection products. We intend to leverage our key technical capabilities and our collaborating relationships with oncology key opinion leaders to enhance the performance and validate the clinical utility of our pan-cancer early detection products.

Use our genomic database to build an ecosystem connecting physicians, hospitals and pharmaceutical companies that will create business opportunities for all participants

We will expand LAVA, our cancer genomic data ecosystem, to pharmaceutical companies and hospitals to assist in clinical trials and research studies and improve institutional data integration. We will invest in building on LAVA’s capabilities to enable physicians, hospitals and pharmaceutical and diagnostic companies to exchange reliable, real-time, and clinically relevant genomic data. With LAVA, we aim to promote information flow among all participants—leading to better clinical results for patients. As our cancer therapy selection business expands, our cancer genomic data ecosystem will grow with it, and it will in turn help increase customer loyalty and drive the growth of our business. As LAVA expands, we believe that it will create business opportunities for all of its participants.

OUR TECHNOLOGIES

NGS-Based Cancer Therapy Selection Technologies

The adoption of NGS-based cancer therapy selection in China presents a number of challenges, including (i) library preparation and probe hybridization using the low-quality FFPE samples containing degraded or low quantities of DNA that are common in China, and (ii) Chinese hospitals typically prefer to perform tests in-house rather than outsourcing to third parties, but lack the required expertise, knowledge and skills to perform NGS-based cancer therapy selection tests. We have developed the proprietary assay biochemistry and bioinformatics described below that underlie our current product portfolio and effectively address those challenges.

HS Library Preparation Technology—Enhancing Capture Efficiency for Low-Quality FFPE Samples

The low quality FFPE samples available in China often fail to meet the minimum quality and quantity thresholds required for standard NGS-based cancer therapy selection. Our proprietary High Sensitivity, or HS, library preparation technology improves the capture efficiency of low-quality FFPE samples and enables us to maximize the capture of unique DNA molecules, which are used to make up the sequencing library. This technology improves by approximately 80% the library conversion and library complexity—a measure of the number of unique DNA molecules present in a DNA library—of DNA libraries derived from FFPE samples, enabling us to work with low-quality FFPE samples. When applied to liquid biopsy ctDNA samples, our HS library preparation technology shows similar improvements in library complexity, enabling us to work with liquid biopsy ctDNA samples as small as 10-nanograms.

The diagram below illustrates the significant improvements in complexity and overall quality of DNA libraries derived from clinical FFPE samples of different quality levels (from the highest level “A+” to the lowest level “C”) using our HS library preparation technology, each as compared with conventional library preparation methods:

Comparison of FFPE DNA library complexity and quality at 500X raw depth

The diagram below illustrates the improvements (denoted as “after”) in library complexity of liquid biopsy ctDNA samples achieved using our HS library preparation technology:

Liquid Biopsy Technologies—Enabling Super-High Sensitivity in ctDNA Samples Through Signal-Noise Ratio Enhancement

Compared to tissue biopsies, NGS-based ctDNA liquid biopsies require higher technological capabilities and expertise because of the low concentrations of ctDNA in liquid biopsy samples. In addition to our HS technology, we have also developed our UMI technology and corresponding bioinformatics, which improve the signal detection and noise control capabilities of our liquid biopsy-based tests and accurately distinguish true origin of DNA fragments from those that are duplicated, contaminated, erroneous or otherwise irrelevant. These technologies increase test sensitivity and lower our ctDNA detection limit by five to ten times to 0.1% or lower, which significantly enhances the accuracy of our liquid biopsy-based tests.

The diagram below illustrates the noise reduction achieved by applying our UMI technology in ctDNA sample library preparation:

MSI Calling Algorithms—World-Class NGS-Based Algorithms Detecting MSI in Tissue and Liquid Biopsies

Polymerase chain reaction-, or PCR-, based methods have been the conventional method for detecting microsatellite instability, or MSI, an important biomarker for immune-oncology treatment selection. We have developed proprietary NGS-based MSI calling algorithms, prettyMSI and bMSISEA, which enable our tests to accurately detect the presence of MSI in tissue and ctDNA samples, respectively. By incorporating these algorithms, our tissue and liquid biopsy-based tests provide patients a one-stop, cost-effective solution for the detection of genomic alterations of targeted genes and MSI in a single test. According to CIC, our MSI calling algorithms have higher sensitivity than substantially all other published MSI algorithms.

In 2018, our prettyMSI algorithm was clinically validated in an MSI detection study with the results published in a 2018 March Journal of Molecular Diagnostics article “A novel and reliable method to detect microsatellite instability in colorectal cancer by next-generation sequencing.” In 2019, one of our products using the prettyMSI algorithm was endorsed and recommended in Chinese Experts Consensus on MSI testing.

Automated NGS Library Preparation System—Enabling Automation and Standardization of In-Hospital Laboratories

Hospitals in China generally lack the expertise necessary to conduct NGS-based cancer therapy selection. In addition, the conventional process flows that most Chinese hospitals use not only make the testing process time consuming, but also introduce contamination risk in the library preparation stage, which reduces testing accuracy. We have been a pioneer in helping Chinese hospitals address these challenges, and in September 2019, we launched Magnis BR, China’s first and only capture-based fully automated NGS library preparation system, and associated library preparation reagents, which we co-developed with Agilent. Magnis BR and its associated reagents are particularly suitable for Chinese hospitals because they fully automate the NGS library preparation process, converting DNA samples into sequencing-ready libraries in around nine hours. Magnis BR can process 112 samples per week.

Early Cancer Detection Technologies

In 2016, we started our research and development on the use of targeted DNA methylation in early cancer detection. Early cancer detection can substantially increase the chances of successful treatment, and accordingly presents enormous market opportunities. However, it is extremely difficult to develop liquid biopsy-based early cancer detection tests with the sensitivity and specificity needed for the tests to be clinically useful. To effectively address the technical challenges of early cancer detection, we have developed targeted DNA methylation-based library preparation technologies and bioinformatics that sensitively detect extremely low circulating levels of cancer biomarkers by enhancing the signal-to-noise ratio on the most informative cancer-associated methylation loci and blocks, facilitating the accurate early detection of multiple cancers.

We have built on our technology platform to develop proprietary technologies for early cancer detection using analysis of change in DNA methylation, a promising biomarker associated with the initiation of certain cancers. BrELSATM is our proprietary targeted DNA-methylation-based library preparation technology for early cancer detection. It significantly increases the conversion rate, and maximizes the preservation, of sequenceable DNA fragments; it also ensures that the methylation sites of pathogenic significance are captured. These capabilities allow us to prepare sequenceable libraries using liquid biopsy samples as small as 5 to 10 milligrams. We also use targeted DNA methylation reinforced malignancy non-invasive detection, or brMERMAIDTM, our proprietary bioinformatics and statistical algorithm for the early detection of multiple types of cancers. We train brMERMAIDTM with real world clinical samples and its machine learning capability enables continuous performance improvements as it incorporates data from additional clinical samples. The combination of brELSATM and brMERMAIDTM enables highly sensitive, accurate and robust early cancer detection results that are on par with global leaders.

At the American Association of Cancer Research (AACR) Annual Meeting 2019, we presented a poster that demonstrated the data of early detection of lung cancer using our methylation profiling method combining brELSATM and brMERMAIDTM. Our poster regarding brELSATM and brMERMAIDTM titled “Multiplatform analysis of early-stage cancer signatures in blood” has been submitted to and accepted by the AACR to be presented in the Special Conference on Advances in Liquid Biopsies in 2020.

The diagram below illustrates our early cancer detection workflow incorporating brELSATM and brMERMAIDTM:

Step (A) Sample preparation: 8-10 ml of venous blood is collected and processed to isolate circulating cell-free DNA, or cfDNA, which is a cancer biomarker.

Step (B) Automated whole-methylome amplification: DNA Libraries are prepared using a method called whole methylome bisulfite sequencing, or WGBS, in an automated way. WGBS is a widely used method to profile the methylation landscape of the whole genome. The detailed sub-steps are shown in the center of the above diagram.

Step (C) Deep sequencing of cancer-associated markers: Probes are used to capture the specific genomic regions associated with common types of cancer, and the captured regions are then sequenced at high depth. The detailed sub-steps are shown in the center of the above diagram.

Step (D) Pattern recognition & noise suppression: After the methylation changes are detected, statistical algorithms are used to differentiate signals from noise in the sequencing data and the signals are then categorized into specific patterns.

Step (E) Machine learning for sparse matrices: An algorithm is built to differentiate tumor samples from normal samples. This algorithm combines numerous random and scarce methylation patterns to address challenges arising from low circulating levels of tumor DNA in early-stage cancer patients.

The graphs below show that our brELSATM technology enables higher recovery of circulating DNA in library preparation and sequencing as compared to two commercially available kits. The high recovery rate and deep sequencing of targeted methylated region facilitates the ultra-high detection sensitivity, with the limit of detection as low as 0.001%:

(1)

The graph shows the unique read depth (Y-axis) observed with different quantities of DNA input (X-axis) of E.coli (DH5a)—a type of bacteria used in labs worldwide as a host for DNA sequences, using brELSATM and two commercially available kits when sequenced to ~ 2,000X median depth. It shows that brELSATM’s unique read depth is consistently higher than the other two kits, which in turn enables higher recovery of circulating DNA in library preparation and sequencing.

(2)

The x-axis denotes cell lines with various known proportions of methylation sites, with the exact proportion numbers (from 0.00000, or 0.000% to 0.05, or 5%) as indicated in the box on the right; the y-axis denotes the percentage of methylation sites being recognized as positive using brELSA™. This graph demonstrates that even for the most signal-scarce sample—0.00001 (0.001%) tumor cell DNA shown as the yellow bar in the graph—the overall sample can still be recognized as positive, as indicated by the three asterisks in the graph. This result shows that brELSA™ has ultra-high detection sensitivity, with a limit of detection as low as 0.001%.

The table below sets forth the sensitivity of our early cancer detection technologies in the detection of stage I-III lung cancer at 96% specificity:

The table below sets forth the sensitivity of our early cancer detection technologies for the detection of stage I-IV lung cancer, colorectal cancer and hepatocellular carcinoma at 96-99% specificity:

	Stage	Sensitivity	95% Confidence Interval
Lung Cancer(1)	I	41%	30—53%
	II	74%	62—84%
	III	72%	55—85%
Colorectal cancer	I	71%	59—81%
	II	87%	77—93%
	III	90%	78—96%
Hepatocellular carcinoma	I	85%	67—94%
	II	90%	54—99%
	III	100%	79—100%

(1)	Adenocarcinoma 38-65%, squamous cell carcinoma 62-86% for stage I and II; the lung cancer cohort in table above contains mostly adenocarcinoma.

We plan to upgrade our early cancer detection test currently under development—a 3-cancer test that detects lung, intestinal and liver cancers—to a 7-cancer test that detects lung, intestinal, liver, pancreatic, esophageal, ovarian and gastric cancers, with improved accuracy in determining the origin of tissue compared to the 3-cancer test. We are in the process of completing the clinical validation for our 3-cancer test. We have started the development and analytical validation for our 7-cancer test, following the completion of which we plan to start its training and clinical validation. Accordingly, we have started the enrollment for the independent validation cohort for our 7-cancer test. We also plan to conduct the clinical trial for registration purposes for our 7-cancer test on pan-cancer high-risk population.

OUR PRODUCTS

We offer 13 NGS-based tissue and liquid biopsy cancer therapy selection tests, catering to different clinical and affordability needs of the different cancer patient segments.

The table below sets forth the 13 tests we currently offer:

Our Key Products

OncoScreen PlusTM

In 2015, we launched our pan-cancer test OncoScreenTM, which we upgraded to OncoScreen PlusTM in 2017. OncoScreen PlusTM reflects the latest developments in targeted therapy and immunotherapy. This test profiles 520 genes associated with most solid tumors, such as lung cancer, colorectal cancer, breast cancer, ovarian cancer, bladder cancer and prostate cancer, for which a targeted therapy has been approved by the FDA or NMPA or is in current clinical development. In addition to detecting the genomic alternations of the targeted genes, OncoScreen PlusTM also detects important immune-oncology biomarkers including TMB and MSI, as well as rare but clinically actionable biomarkers, such as NTRK fusions, which provide important insights for therapy selection. More than 30,000 samples have been tested through OncoScreenTM or OncoScreen PlusTM.

We have also accumulated over 8,000 tissue-ctDNA matched sample pairs from OncoScreen PlusTM tests, which provide us important insights on how to improve test performance, including knowledge on false positives in plasma circulating free DNA gene detection caused by clonal hematopoiesis indeterminant potential, or CHIP. The table below sets forth the key specifications of OncoScreen PlusTM:

Product and Operational Specifications	OncoScreen PlusTM
Number of genes	520
Immunotherapy biomarkers	TMB, MSI
Limit of detection (on hot-spot mutations)	1.7-2%
Maximum turnaround time(1)	10 days
Number of clinical samples processed	~ 30,000(2)
Number of paired samples processed	~ 8,000

(1)	For the nine months ended September 30, 2019.
(2)	Refers to the total number of samples tested through OncoScreenTM or OncoScreen PlusTM.

The design and performance of OncoScreen PlusTM has been endorsed by its adoption in 16 clinical trials and studies. For example, it was selected by CStone in its Phase III clinical trial of CS1001—one of CStone’s core product candidates that targets PD-L1—to detect TMB, which can potentially identify the patients who may benefit from treatment of CS1001. OncoScreen PlusTM also participated in the FDA-initiated SEQC2 study for global tissue-based NGS assay comparison. OncoScreenTM and OncoScreen PlusTM were also used in research studies that resulted in publications in high-impact journals, including Clinical Cancer Research and EBioMedicine.

LungPlasmaTM

In 2015, we launched LungPlasmaTM, our ctDNA liquid biopsy-based test for NSCLC. This test analyzes 168 genes that are related to the development of NSCLC, including all genes that have a targeted therapy that is FDA- or NMPA-approved or NCCN-recommended. It provides information with optimal clinical value for NSCLC patients, especially advanced-stage NSCLC patients who do not have accessible tissue, across various treatment stages, from baseline profiling, dynamic monitoring to MRD detection.

The table below sets forth the key specifications of LungPlasmaTM:

Product and Operational Specifications	LungPlasmaTM
Number of genes	168
Immunotherapy biomarkers	MSI
Limit of detection (defined at 80% sensitivity)	0.2%
Percentage of samples processed within 7 days(1)	88%
Number of clinical samples processed	~ 38,000
Number of paired samples processed	~ 9,000

(1)	For the nine months ended September 30, 2019.

Our LungPlasmaTM demonstrates consistently high sensitivity in liquid biopsies for biomarkers associated with NSCLC that are difficult to detect using conventional methods. For example, our LungPlasmaTM can detect actionable mutations among treatment-naive stage IV NSCLC patients with sensitivity of 96% and specificity greater than 99%. In a separate study, LungPlasmaTM detected ALK fusion with a sensitivity of 79%. From a real-world cohort of 1016 patients with paired tissue and plasma samples tested simultaneously, LungPlasmaTM could detect at least one actionable mutation among 74% patients from tissues samples, 61% from plasma samples, or 76% from either.

The performance of LungPlasmaTM has been validated in clinical trials and research studies led by international and domestic pharmaceutical companies and leading oncology key opinion leaders, including:

•

A 2017 study that was published in the Journal of Thoracic Oncology titled “Capture-based targeted ultradeep sequencing in paired tissue and plasma samples demonstrates differential subclonal ctDNA-releasing capability in advanced lung cancer,” in which LungPlasmaTM presented high concordance between the paired tissue and plasma samples, illustrating its high clinical feasibility and utility. In this study, the specificity of LungPlasmaTM for all targeted genomic alterations was higher than 99%, and the sensitivity of LungPlasmaTM was 87.2% for all targeted genomic alterations and 96.2% for the known actionable driver mutations among the 7 NCCN-recommended genes.

•

Our LungPlasmaTM was applied in the exploratory biomarker sub-study within the BENEFIT study, which was an innovatively designed prospective study where patients were tested for EGFR mutations based solely on liquid biopsy and recruited to test the efficacy of Gefitinib among EGFR-mutant patients. The BENEFIT study was published in the Lancet Respiratory Medicine titled “Detection of EGFR mutations in plasma circulating tumor DNA as a selection criterion for first-line gefitinib treatment in patients with advanced lung adenocarcinoma (BENEFIT): a phase 2, single-arm, multicenter clinical trial”. In this study, concurrent mutations identified by LungPlasmaTM were able to further stratify EGFR-mutant patients into groups with differential response to Gefetinib.

•	Our LungPlasmaTM was selected by AstraZeneca as the only NGS-based product for its Tagrisso (Osimertinib) Phase III diagnostic methods comparison study.

LungPlasmaTM has also been used in a number of high impact research studies, with results published in 28 peer-reviewed articles in academic journals, including Journal of Thoracic Cancer, Annals of Oncology and Lancet Respiratory Medicine. For example, our LungPlasmaTM was used in a research study that resulted in the 2018 January Annals of Oncology article titled “Unique genetic profiles from cerebrospinal fluid cell-free DNA in leptomeningeal metastases of EGFR-mutant non-small-cell lung cancer: a new medium of liquid biopsy,” which we jointly published with Professor Yi-Long Wu.

These published studies provide further evidence of LungPlasmaTM’s accurate and consistent test performance.

ColonCoreTM

ColonCoreTM, which we launched in 2016, is capable of simultaneously assessing 22 microsatellite loci related to MSI status and detecting mutations in 41 genes associated with gastrointestinal cancers. It has been validated in multiple studies in China on NGS-based detection of MSI from both tissue and plasma samples. According to a 2018 March Journal of Molecular Diagnostics article titled “A novel and reliable method to detect microsatellite instability in colorectal cancer by next-generation sequencing,” the specificity and sensitivity of ColonCoreTM were 100% and 97.9%, respectively. Our ColonCoreTM was also endorsed and recommended in Chinese Experts Consensus on MSI Testing.

HRDCoreTM

HRDCoreTM, which we launched in 2018, is specifically designed to target critical genes associated with homologous recombination deficiency, or HRD. This product was selected by AstraZeneca for the Phase III clinical study of a drug candidate.

CERTIFICATIONS AND REGULATORY APPROVALS

We are committed to developing and maintaining high quality standards for our laboratory and products. As part of this effort, we voluntarily sought and obtained certifications from the relevant U.S. certifying authorities. We have also obtained the NCCL certification for our central laboratory and the NMPA approval for an NGS-based reagent kit. We are the only company in China that has an NGS laboratory that has been certified by the CLIA and the NCCL and accredited by the CAP. We are also the first company in China with an NMPA-approved NGS-based reagent kit. We believe these certifications and regulatory approvals demonstrate the efficiency, accuracy and consistency of our testing services.

The U.S.

We aspire to become a world-class cancer diagnostics company, and we believe an integral step to achieving this goal is for our laboratory to comply with world-class certification requirements. Accordingly, we voluntarily applied for and obtained the following certifications and accreditations:

CLIA certification. The Clinical Laboratory Improvement Amendments, or the CLIA, mandate specific standards in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management, quality control, quality assurance and inspections. These standards are intended to ensure that CLIA-certified laboratories’ testing services are accurate, reliable and timely. In the U.S., clinical laboratories must be CLIA-certified by the Centers for Medicare & Medicaid Services, or the CMS, before they can accept human samples for diagnostic testing. In January 2017, our central laboratory became the first NGS laboratory in China to be CLIA-certified—one and a half years ahead of our competitors.

CAP accreditation. The CAP accredits laboratories performing testing on specimens from human beings or animals, using methodologies and clinical application within the expertise of the program. In the U.S., the CMS has deemed CAP standards to be equal to or more stringent than CLIA regulations. Our central laboratory was accredited by the CAP in February 2019.

China

Cancer genotyping is a nascent and rapidly evolving industry. Given the nature of the industry, relevant regulatory authorities in China, similar to their counterparts in the U.S., are constantly drafting and refining the regulatory requirements to implement quality management systems in the industry. We are one of the pioneers in China’s cancer genotyping industry, and have worked with regulators to share our insights on the nature of the NGS technology while seeking comprehensive approvals, setting high industry standards. We have obtained the following certifications in China:

NCCL certification. The NCCL is the supervising authority of NGS laboratories in China. Our central laboratory in Guangzhou was the second and one of the only three NGS laboratories in China to have passed comprehensive review by the provincial centers for clinical laboratories led by the NCCL. In May 2018, we were certified by, and received NGS laboratory certification from, the Guangdong branch of the NCCL.

NMPA approval. We are a pioneer in our industry in seeking and obtaining the NMPA approval. In September 2016, our LungCureTM was the first innovative medical device in the oncology application field that was approved to enter the “Innovative Device Pathway,” a fast-track review for innovative medical device, similar to the FDA’s “Breakthrough Device Program.” In July 2018, our LungCureTM was approved by the NMPA and became the NMPA’s first approved NGS-based reagent kit. We plan to seek approval for more reagent kits with the NMPA.

ACADEMIC COLLABORATIONS

We seek to raise the profile of our technologies and products in China’s medical community and encourage their adoption through two principal channels: collaborations with oncology key opinion leaders—where we either collaborate with them and co-author papers or through studies conducted by oncology key opinion leaders using our products, both of which are published in leading academic journals; and collaboration with pharmaceutical companies—where we collaborate with them on targeted therapies and immunotherapies under clinical investigation.

Physicians look to peer experts and key opinion leaders in the medical community for guidance in research, diagnosis and treatment. We believe our relationships with oncology key opinion leaders, as well as the resulting peer-to-peer interaction they have generated, have been instrumental in raising the awareness of our technology platform and driving adoption of our products.

We form academic collaborations with oncology key opinion leaders where our products are used in clinical trials and research studies on cancer targeted therapies and immunotherapies, the results of which have been published in 68 peer-reviewed articles in the Journal of Clinical Oncology, Lancet Respiratory Medicine, Clinical Cancer Research, Journal of Thoracic Oncology, Annals of Oncology and other academic journals.

The table below highlights some of our publication collaborations with influential oncology key opinion leaders based on these clinical trials and research studies:

Collaborating Key Opinion Leaders	Journal Title	Article Title	Our Products
Yi-Long Wu, head of the Lung Research Institute of Guangdong Provincial People’s Hospital, former president of Chinese Society of Clinical Oncology (CSCO), president of Chinese Thoracic Oncology Group (CTONG)	Clinical Cancer Research	Acquired MET Y1248H and D1246N mutations mediate resistance to MET inhibitors in non-small cell lung cancer	Our LungPlasmaTM and OncoScreenTM were chosen in the biomarker study of the phase II trial of INC280, an innovative MET inhibitor developed by Novartis

Jie Wang, head of department of medicine in the Cancer Hospital of Chinese Academy of Medical Sciences, vice president of CSCO	Lancet Respiratory Medicine	Detection of EGFR mutations
in plasma circulating tumor
DNA as a selection criterion
for first-line Gefitinib
treatment in patients with
advanced lung
adenocarcinoma
(BENEFIT): a phase 2,
single-arm, multicenter
		clinical trial	Our LungPlasmaTM was used for the NGS-based cancer therapy selection of plasma ctDNA in the study

Qing Zhou, deputy head of the Lung Research Institute of Guangdong Provincial People’s Hospital, secretary of CTONG	EBioMedicine	Analysis of resistance mechanisms to Abivertinib, a third-generation EGFR tyrosine kinase inhibitor, in patients with EGFR T790M- positive non-small cell lung cancer from a phase I trial	Our OncoScreenTM was selected in the biomarker study

Ying Yuan, deputy head of department of medicine of the Second Affiliated Hospital of Zhejiang University School of Medicine, member and secretary of the Committee of Colorectal Cancer of China Anti-Cancer Association	Journal of Molecular Diagnostics	A novel and reliable method to detect microsatellite instability in colorectal cancer by next-generation sequencing	Our ColonCoreTM and the corresponding MSI calling algorithm were used in the validation study

In addition to publication collaborations, our products are also used in clinical trials and research studies conducted by oncology key opinion leaders that have resulted in peer-reviewed articles in academic journals. The table below highlights some of the clinical trials and research studies using our products that resulted in peer-reviewed articles in academic journals:

Key Opinion Leader	Journal Title	Article Title	Our Products
Baohui Han, oncologist residing in Shanghai Chest Hospital	Advanced Science	Circulating DNA-based sequencing guided Anlotinib therapy in non-small cell lung cancer	Our LungPlasmaTM was chosen in the biomarker study of anlotinib

Yun Fan, oncologist residing in Zhejiang Cancer Hospital	Clinical Cancer Research	Cell-cycle and DNA-damage response pathway is involved in leptomeningeal metastasis of non-small cell lung cancer	Our LungPlasmaTM was used for the NGS-based cancer therapy selection of plasma ctDNA in the study

We also collaborate with oncology key opinion leaders in studies that have resulted in presentations at leading academic conferences. For example, in 2019, we have collaborated with Professor Yun Fan, who made the presentation “Integrated genomic mutation and DNA methylation analyses of non-small cell lung cancer patients with brain metastases” at European Society for Medical Oncology (ESMO) Congress 2019, which used our DNA methylation-based detection technologies. In the same year, we collaborated with Professor Lin Wu, who made the presentation “Characterization of genomic alterations in Chinese LCNEC and SCLC via comprehensive genomic profiling” at 2019 World Conference on Lung Cancer (WCLC), which used our OncoScreen PlusTM.

In addition to collaborations with oncology key opinion leaders, we also collaborate with seven out of the top 25 oncology hospitals in China to conduct clinical trials for our products, including West China Hospital, Sichuan University, Fudan University Shanghai Cancer Center, Cancer Hospital Chinese Academy of Medical Sciences, Shanghai Chest Hospital, Henan Cancer Hospital, Jiangsu Province Hospital and Shanghai Pulmonary Hospital.

COLLABORATIONS WITH PHARMACEUTICAL COMPANIES

We collaborate with over 20 leading international and domestic pharmaceutical companies on clinical trials and research studies, primarily by providing central laboratory services and companion diagnostics development services. These services enable pharmaceutical companies to identify molecularly defined patient populations enrolled in specific clinical trials or to better understand how targeted oncology therapy and immunotherapy drug candidates are working on patients, which in turn guides their drug development process. In order to form collaborations with pharmaceutical companies, we must go through their rigorous quality assurance audits and technical validations to demonstrate that the design, specification and performance of our tests as well as our testing workflow meet their quality and technical requirements. Examples of such collaborations include:

AstraZeneca

Our LungPlasmaTM was the only NGS-based product selected by AstraZeneca for its Tagrisso (Osimertinib) Phase III diagnostic methods comparison study.

In November 2017, our HRDCoreTM was selected by AstraZeneca for the Phase III clinical study of a drug candidate.

CStone

In May 2018, our OncoScreen PlusTM was selected by CStone in its Phase III clinical trial of CS1001—one of CStone’s core product candidates that targets PD-L1—to detect TMB, which can potentially identify the patients who may benefit from treatment of CS1001.

Sino Biopharm

In September 2019, our LungCureTM and OncoScreen PlusTM were selected by Jiangsu Chia Tai Fenghai Pharmaceutical Co. Ltd., a company affiliated with Sino Biopharm, in the Phase I/II clinical study of a drug candidate for local advanced or metastatic NSCLC.

BeiGene

In the fourth quarter of 2019, we entered into an agreement with BeiGene, under which our OncoScreen Plus™ was selected to detect TMB in BeiGene’s domestic and international clinical trials for its PD-1 drug candidate.

DISTRIBUTION

We pioneered a two-pronged commercial infrastructure, consisting of both central and in-hospital laboratories, to maximize market penetration and create higher barriers to entry:

•

Central laboratory model. Since 2014, we have offered our cancer therapy selection tests under a central laboratory model. Under this model, cancer patients’ tissue and liquid biopsy samples are delivered to our central laboratory in Guangzhou for processing, and we issue test reports generally within six days from our receipt of the tissue and liquid biopsy samples, respectively. Our central laboratory also supports our collaborations with pharmaceutical companies; and

•

In-hospital model. In China, cancer patients typically go to top oncology hospitals for cancer treatment. These hospitals generally prefer to conduct laboratory tests in-house. Although the complexities of NGS-based cancer therapy selection have so far limited the number of hospitals to have their own laboratory facilities for these tests, we believe that the in-hospital segment presents enormous market opportunities and will become an increasingly important segment of China’s cancer genotyping market. Given this opportunity, in 2016, we began offering turn-key solutions under our in-hospital model, enabling our partner hospitals that use our reagent kits to perform testing on their own in a standardized manner with our ongoing training and support.

Central Laboratory Model

We began offering NGS-based cancer therapy selection services under a central laboratory model in 2014, and we have become the market leader in the central laboratory segment of China’s NGS-based cancer therapy selection market, with a market share of 16.7% in terms of number of patients tested in 2018, according to CIC. Under our central laboratory model, cancer patients’ treating physicians order our cancer therapy selection tests for their patients during the diagnostic process, have the patients’ liquid biopsy or tissue samples shipped to our central laboratory in Guangzhou for testing, and design treatment plans based on our test results. Our test reports communicate the actionable genomic alterations in a patient’s cancer and match those alterations with potentially relevant treatment options, including targeted therapies and immunotherapies, according to predicted efficacy or resistance. Patients pay us for these tests with out-of-pocket payments.

We have established a dedicated sales and marketing team that focuses on expanding our brand awareness and growing our coverage of hospitals and physicians across China. Our marketing efforts for our central laboratory model include educating hospitals and physicians on the benefits of our tests and the clinical data supporting our test results. We also work with medical professional societies to promote the awareness of the clinical benefits of our tests and NGS-based cancer therapy selection in general, and we sponsor or present at medical, scientific or industry exhibitions and conferences and pursue or support scientific studies of our tests and the publication of results in academic journals.

Since our inception, physicians from over 540 hospitals have ordered our cancer therapy selection tests under our central laboratory model. The table below sets forth the key operating data for our central laboratory model for the periods presented:

	Year ended December 31,		Nine months ended September 30,
	2017	2018	2018	2019
Number of patients tested	10,134	16,105	11,597	16,904
Number of ordering physicians(1)	777	1,135	957	1,339
Number of ordering hospitals(2)	207	263	231	298

(1)	Represents physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period under the central laboratory model.

In-hospital Model

Despite the large and growing demand, Chinese hospitals face multiple challenges in adopting NGS-based cancer therapy selection testing in house, which has technically sophisticated workflows such as library preparation and complex data analysis and interpretation. As a result, these hospitals are in urgent need of high-performing and greatly standardized technologies and products that adhere to their rigorous quality requirements and operating protocols. Strategically focusing on the in-hospital segment of China’s cancer genotyping industry since our inception, in 2016 we became the first company in China to offer Chinese hospitals a turn-key solution and ongoing support that effectively addresses their challenges in adopting NGS-based cancer therapy selection.

The flow chart below sets forth the key steps of our in-hospital model:

(1)

Typically include tests conducted by the hospitals to compare our tests against conventional cancer therapy selection methods, as well as against those offered by other NGS-based cancer therapy selection companies.

To form collaborations with partner hospitals, we must complete each partner hospitals’ rigorous onboarding process, including (i) benchmarking tests conducted by the hospitals, including comparisons of our tests against conventional cancer therapy selection methods such as PCR and FISH, as well as against those offered by other NGS-based cancer therapy selection companies, and (ii) other comprehensive assessments to evaluate our technical and service capabilities. Throughout this process, our dedicated in-hospital model sales and technical support teams, working closely with our research and development, medical support and other teams, collaborate with our partner hospitals to redesign their in-hospital laboratories, complete tender processes, source laboratory equipment and supplies, install laboratory systems and customize the hospitals’ testing workflow, data analysis and report generation—all while ensuring compliance with the hospitals’ rigorous quality and operating protocols.

Once an in-hospital laboratory is in operation, the partner hospital purchases our products to perform NGS-based cancer therapy selection on a recurring basis. We are dedicated to continuously optimizing the operations of these in-hospital laboratories and maintaining our relationships with our partner hospitals. We frequently conduct onsite visits and provide remote technical support, such as data analytics support, to ensure optimal laboratory performance. In September 2019, we launched our fully automated NGS library preparation system, Magnis BR, and associated library preparation reagents, which we co-developed with Agilent. Magnis BR and its associated reagents are particularly suitable for Chinese hospitals because they fully automate the NGS library preparation process and convert DNA samples into sequencing-ready libraries in around nine hours, which help partner hospitals streamline their testing workflow, reduce manual labor and minimize risks.

Through our strategic focus—supported by our high-quality products and industry-leading technological capabilities—we have become the market leader in the in-hospital segment of China’s NGS-based cancer therapy selection market, with a market share of 79.8% in terms of number of patients tested in 2018. Our in-hospital model represents a stable and growing revenue stream that consists of fees from initial facilitation of the hospitals’ laboratory equipment purchases followed by recurring sales of our products.

We have partnered with 40 Class III Grade A hospitals (the highest of China’s nine-tiered hospital designation system) in 22 cities across China, to establish in-hospital laboratories. The table below sets forth the cumulative numbers of our partner hospitals as of the dates indicated:

	As of December 31,			As of September 30,
	2016	2017	2018	2019
Pipeline partner hospitals(1)	7	12	14	21
Contracted partner hospitals(2)	2	4	12	19

Total number of partner hospitals	9	16	26	40

(1)

Refers to hospitals that have established in-hospital laboratories, completed laboratory equipment installation and commenced pilot testing using our products. According to CIC, it generally takes 12 to 30 months for hospitals to progress from pipeline partner hospitals to contracted partner hospitals, which generate recurring revenue from the sale of reagent kits.

(2)	Refers to hospitals that have entered into contracts to purchase our products for use on a recurring basis in their respective in-hospital laboratories we helped them establish.

CANCER GENOMIC DATA ECOSYSTEM

We seek to leverage the vast array of genomic data generated by our NGS-based cancer therapy selection platform to position ourselves at the center of China’s cancer treatment paradigm. Our proprietary database, oncoDB, includes cancer-related genomic data from over 162,000 tests performed since our inception. It represents the largest lung cancer genomic information database, as well as one of the largest cancer genomic information databases, in China. OncoDB will continue to expand as more NGS-based cancer therapy selection is conducted using our tests, and our knowledge regarding Chinese cancer patients’ genomic alteration patterns is continuously enhanced, which in turn enhances the effectiveness of our treatment recommendations to physicians.

Building on the expansive data in OncoDB, in 2019 we launched Live Annotation, Visualization and Analysis, or LAVA, our cloud-based cancer genomic data ecosystem that facilitates the broader exchange of real-time clinically actionable genomic data among physicians. LAVA is accessible through an online web portal and a mobile application. Over 420 physicians from 120 hospitals have joined LAVA.

LAVA offers physicians a broad spectrum of capabilities that are useful in treating cancer patients and forming research collaborations with each other. It has computerized and centralized all clinically useful data of cancer patients who have taken our tests. This enables patients’ treating physicians to search, retrieve and manage their patients’ most up-to-date medical records, which can otherwise be difficult over the long case histories of many cancer patients. LAVA also provides detection rates of certain genomic aberrances that are characteristic of the real world Chinese patient population, helping doctors make better and more timely diagnosis and therapeutic recommendations and further facilitates remote cooperation and discussion among physicians about the optimal treatment methods. We have obtained appropriate consents from all patients and participating physicians and have implemented de-identification and other measures to ensure that all data are shared safely and securely and that patients’ privacy is protected.

We plan to expand LAVA to assist pharmaceutical companies in their research and development of new drug candidates and achieve precise patient recruitment in clinical trials. The vast quantity of genomic data we have accumulated will assist pharmaceutical companies in their development of cancer targeted therapies and immunotherapies by discovering novel targetable mutations in particular cancer types, or identifying patients who are potentially suitable for the drugs they are developing, and thus improving clinical trial success rates. This type of patient information is exceptionally valuable, especially for certain rare mutations.

OPERATIONS

We primarily perform cancer therapy selection using both tissue and liquid biopsy tests under the central laboratory model in our NCCL- and CLIA-certified, CAP-accredited central laboratory in Guangzhou. Our central laboratory currently has an annual capacity of over 100,000 tests, which we expect to double in 2020 through the adoption of automation systems and laboratory expansions. We achieve a median turnaround time of six days for both of our liquid biopsy and tissue-based tests. Our test reports contain comprehensive information about the detected actionable genomic alterations and recommend targeted therapies and immunotherapies for each genomic alteration, according to predicted efficacy and resistance.

We have applied good clinical practices, or GCP, to the operations of our central laboratory. Our GCP system consists of a quality control, or QC, system, a quality assurance, or QA, system and a corrective and preventive action, or CAPA, management system. We have incorporated these comprehensive quality control measures in all stages of our testing process to ensure the high-quality, consistency, and timeliness of our testing results. We have also participated in various proficiency tests and external quality assessments for the testing services we offer, including, among others, ctDNA testing, NGS solid tumor testing, and BRCA testing and interpretation. Our industry-leading technological capabilities and QC system have resulted in our operational excellence. For example, the testing success rate of our LungPlasmaTM is 99.5% (represents the proportion of clinical samples tested by LungPlasmaTM that passed our quality control standards—including cfDNA extraction amount, pre-library quality, library quality and sequencing data quality—and therefore test reports were successfully generated), which we believe is on par with world-class genomic testing companies.

We have GMP-standard manufacturing facilities in Guangzhou for the manufacturing of our reagent kits, with an aggregate annual production capacity of 250,000 kits. We plan to substantially increase our production capacity to meet rising market demand by installing automated workstations in our manufacturing facilities. We have adopted various QC measures to ensure that we comply with all applicable regulations, standards and internal policies during the manufacturing process. In October 2018, our manufacturing facilities obtained ISO13485 certification. This ISO standard demonstrates that we have a comprehensive quality management system for the design and manufacture of medical devices.

We typically source sequencers, reagents and certain other laboratory supplies used in our laboratory operations from trading companies that procure laboratory supplies from a variety of manufacturers. We generally enter into short-term supply agreements with our suppliers on an as-needed basis, each specifying the quantity, quality, warranty, delivery and payment terms and other customary terms for the respective batch of laboratory equipment and supply we purchase. Our suppliers generally grant us a credit term of 30 to 90 days, and are responsible for the repair and maintenance of the laboratory equipment and supplies they supply.

RESEARCH AND DEVELOPMENT

Our research and development efforts are primarily focused on the following areas:

Development of, and improvement on, NGS-based cancer therapy selection products. Based on clinical market demand and scientific progress, we design a series of different panels to meet different clinical needs. In particular, we are continuously working on designing products that require lower sample input and have higher library conversion rate and shorter hands-on time. We are also working to increase the automation of NGS-based cancer therapy selection products to alleviate manual workload and improve therapy selection precision. Our bioinformatics team will continue improving our data analysis algorithms and developing our analysis pipeline. Our validation team is working on thoroughly evaluating the sensitivity, specificity, reproducibility and accuracy of each product before launch.

Development of more reagent kits for NMPA approval. We are developing a number of products targeting different cancers for the NMPA approval. For each product, we will implement strict design control process, perform analytical validation, and conform the manufacturing to GMP and ISO13485 standards. We are also developing the corresponding software solutions for these products.

Development and validation of MRD detection products. We are conducting analytical and clinical validation studies on our UMI-based liquid biopsy products for their sensitivity and utility for MRD detection, which could demonstrate clinical benefits for early-stage patients by predicting their risk of recurrence after treatment.

Development of early cancer detection technologies and products. Building upon brELSATM, our targeted DNA methylation-based library preparation method, and brMERMAIDTM, our machine learning algorithm, we will keep improving the biochemistry behind our technologies to enhance background noise suppression, allowing for more accurate qualification and enabling our tests to be compatible with more sequencers, as well as improving our early detection prediction models for cancer detection sensitivity, specificity and tissue origin determination accuracy.

Development of automation solutions for current and future products. To alleviate complicated workflow for NGS-based cancer therapy selection products, we are developing multiple automation solutions to streamline the workflow and reduce human intervention and turnaround time. Solutions we are now developing include robotic liquid handling system and corresponding laboratory information management system integration to work with high, medium, and low throughput laboratory requirement.

Research and technology development on additional clinically actionable biomarkers. We are also conducting research and development on additional clinically actionable biomarkers. For example, we are developing a technology to sequence RNA samples to detect clinically significant RNA alterations, which is expected to be a useful supplement to DNA sequencing.

In 2017, 2018 and the nine months ended September 30, 2019, our research and development expenses was RMB49.0 million, RMB105.3 million (US$14.7 million) and RMB104.7 million (US$14.6 million), respectively.

INTELLECTUAL PROPERTY

We protect our intellectual property rights through a combination of patents, trademarks, copyrights, trade secrets, including know-how, license agreements, confidentiality agreements and procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements and other contractual rights.

Our patent strategy is focused on seeking coverage for our core technologies and specific follow-on applications, implementations for detecting and monitoring cancer by determining genomic alterations, and evaluating the status of specific biomarkers in liquid or tissue samples. In addition, we file for patent protection on our on-going research and development, particularly into early-stage cancer screening.

Our patents and patents applications are primarily related to our proprietary library preparation technologies, algorithms and laboratory equipment and processes. As of September 30, 2019, we held 11 patents in China, which will expire between 2025 and 2038. As of the same date, we had seven pending patent applications in China, two pending patent applications in Hong Kong, and three international applications strategically filed under the Patent Cooperation Treaty, or PCT, of which one is pending registration for our MSI calling algorithms in the U.S., Europe and Japan.

The table below sets forth details of our key patents:

Description of patent	Use and application	Jurisdiction	Expiration date
A library preparation method and associated reagents (HS library preparation technology)	Our cancer therapy selection tests	China	2035

A composition of matter that detects the presence of MSI in liquid biopsy samples (related to bMSISEA)	Tests such as ColonCore™ and pan-cancer tests	China	2036
A automation method of the management and reporting of quality control of laboratory processes	Our laboratory information management system	China	2038

The table below sets forth details of our key pending patent applications:

Description of patent application	Use and application	Jurisdiction	Expected expiration date
A NGS-based method to simultaneously detect MSI and genomic mutations in liquid biopsy samples (bMSISEA)	Our cancer therapy selection tests that detect MSI in liquid biopsy samples, such as ColonCore™	China, PCT(1)	2038

A NGS-based method to simultaneously detect MSI and genomic mutations in tissue samples (prettyMSI)	Our cancer therapy selection tests that detect MSI in tissue samples, such as OncoScreen Plus™	China, Hong Kong, PCT (currently under review by patent offices in Japan, the U.S. and the European Union)	2039

Compositions and methods for preparing nucleic acid libraries (brELSA™)	Our targeted DNA-methylation based library preparation method for early cancer detection	PCT(1)	2038

(1)	An international patent application has been filed under the PCT.

We have also registered three software copyrights related to our laboratory process quality control management, report automation, and sequencing result analysis.

As of September 30, 2019, we had registered 63 trademarks, including “ ”, “BURNING ROCK DX”, “ ” and product and service names, and 183 trademark applications pending in China. We also own four registered domain names, including our official website.

FACILITIES

Our corporate headquarters, central laboratory and manufacturing facilities are located in Guangzhou, China. We also have a research and development center in Shanghai and offices in Beijing. These facilitates have an aggregate of over 12,000 square meters. We currently lease all of our facilities. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion.

EMPLOYEES

As of December 31, 2017, December 31, 2018 and September 30, 2019, we had 294, 528 and 654 employees, respectively. Most of our employees are located in China, with a small number located in the United States. The following table sets forth the number of our employees by function as of September 30, 2019.

	As of September 30, 2019
	Number	% of Total Employees
Functions:
Technology, Research and Development	139	21.3%
Medical Affairs	38	5.8%
Operations and Quality Assurance	172	26.3%
Sales and Marketing	258	39.4%
General and Administration	47	7.2%

Total number of employees	654	100.0%

As required by PRC laws and regulations, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, medical insurance and unemployment insurance and housing fund. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

COMPETITION

We are China’s number one NGS-based cancer therapy selection company. China’s cancer genotyping industry is highly competitive. Our major competitors include domestic NGS-based cancer therapy selection companies, such as AmoyDx, BGI and Geneseeq. Our competitors may have more expertise, experience and financial resources, stronger business relationships in developing and commercializing their products and services, more mature technologies, greater market adoption among physicians, patients and others in the medical community, broader test menus, larger databases, or greater brand recognition than we do. We also cannot assure you that our technologies will not become obsolete if we cannot keep pace with the constantly changing technologies in the industry.

LEGAL PROCEEDINGS

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition or cash flows. Regardless of the outcome, litigation may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

REGULATION

We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and operations.

Regulations on Foreign Investment

Investment in China by foreign investors are regulated by the Catalog of Industries for Encouraging Foreign Investment, as promulgated by the MOFCOM and the NDRC on June 30, 2019, and the Special Administrative Measures on Access of Foreign Investment (2019 Edition), or the Negative List, as promulgated on June 30, 2019. Industries not listed in the Negative List are generally permitted and open to foreign investment, unless specifically prohibited or restricted by the PRC laws and regulations. According to the Negative List, foreign investors are permitted to access to the medical device industry, whereas foreign investors are prohibited from investing in businesses involving the development and application of genomic diagnosis and treatment technology.

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020. Pursuant to the Foreign Investment Law of the PRC, China will grant national treatment to foreign invested entities, except for those foreign invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List to be released or approved by the State Council.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in China directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

Regulations on Human Genetic Resources

The Regulation on the Management of Human Genetic Resources, as promulgated by the State Council on May 28, 2019 and effective on July 1, 2019, regulates the collection, preservation, usage and provision of human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Administrative Department of Science and Technology under the State Council is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level and are vertically directed by the central government. Foreign organizations, individuals and institutions established or actually controlled by foreign organizations and individuals are not allowed to collect or preserve human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) in China or provide human genetic resources abroad.

Regulation on Medical Institutions and Medical Devices

Regulatory Authorities

The newly formed NMPA under the State Administration for Market Regulation is the government authority that monitors and supervises the administration of pharmaceutical products, medical devices and cosmetics. The NMPA’s predecessor, the CFDA, was established in March 2013 and separated from the Ministry of Health of the PRC, or the MOH, as part of an institutional reform of the State Council. Predecessors of the NMPA also include the former State Food and Drug Administration, or the SFDA, which was established in March 2003 and the State Drug Administration, or the SDA, that was established in August 1998. The primary responsibilities of the NMPA include:

•	monitoring and supervising the administration of pharmaceutical products, medical devices and cosmetics in the PRC;

•	formulating administrative rules and policies concerning the supervision and administration of the pharmaceutical, medical device and cosmetics industry;

•	evaluating, registering and approving of new drugs, generic drugs, imported drugs and traditional Chinese medicine;

•

approving and issuing permits for the manufacture and export/import of pharmaceutical products and medical devices, and approving the establishment of enterprises to be engaged in the manufacture and distribution of pharmaceutical products; and

•	examining and evaluating the safety of pharmaceutical products, medical devices and cosmetics and handling significant accidents involving these products.

The National Health and Family Planning Commission, or the NHFPC, has been renamed as the National Health Commission, or the NHC. The NHC is an authority at the ministerial level under the State Council and is primarily responsible for national public health. The NHC combines the responsibilities of the former NHFPC, the Leading Group Overseeing Medical and Healthcare Reform under the State Council, the China National Working Commission on Aging, partial responsibilities of the Ministry of Industry and Information Technology in relation to tobacco control, and partial responsibilities from the State Administration of Work Safety in relation to occupational safety. The predecessor of NHFPC is the MOH. Following the establishment of the SFDA in 2003, the MOH was put in charge of the overall administration of national health in the PRC excluding the pharmaceutical industry.

Medical Institutions Laws and Regulations

The Regulation on the Administration of Medical Institutions as promulgated by the State Council in 1994 and revised in 2016 provides the requirements for the establishment and administration of medical institutions. The establishment of medical institutions must comply with local governments’ plans for the establishment of medical institutions and the basic standards for medical institutions. To establish a medical institution, an entity or individual will be subject to the examination and approval of the health administrative department of the local government at or above the county level. A medical institution providing medical services must register and obtain a Medical Institution Practice License. An entity or individual that has not obtained a Medical Institution Practice License may not carry out diagnosis or treatment activities. The revised Rules for Implementation of the Administrative Regulation on Medical Institutions, as promulgated by the NHFPC in February 2017, further regulates the approval on the establishment, registration, validation and practice of medical institutions.

Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of our VIE, obtained a Medical Institution Practice License in September 2017, with a five-year validity from March 2015 to March 2020.

The Measures for the Administration of Clinical Testing Laboratories in Medical Institutions, which was promulgated by the MOH in February 2006 and became effective in June 2006, provides regulations on the examination, establishment, quality management and safety practice of clinical testing laboratories in medical institutions.

The Measures for the Administration of Clinical Gene Amplification Testing Laboratories in Medical Institutions, as promulgated by the MOH in December 2010, provides the requirements for medical institutions to carry out clinical gene amplification test techniques. A clinical gene amplification testing laboratory refers to a laboratory that detects specific DNA or RNA by amplification to perform disease diagnosis, treatment monitoring and prognosis determination. The MOH is responsible for supervising and administering clinical gene amplification testing laboratories in medical institutions nationwide. The health administrative authorities at the provincial level are responsible for supervising and administering clinical gene amplification testing laboratories in medical institutions within their respective administrative regions. This regulation also provides the examination and establishment of clinical gene amplification testing laboratories, laboratory quality management and laboratory supervision and management.

The Notice for the Basic Standards for Clinical Testing Laboratories (for Trial Implementation), as promulgated by the NHFPC in July 2016, further provides the standards and requirements for clinical testing laboratories.

The Notice for the Further Administration of Clinical Gene Amplification Testing Laboratories in Medical Institutions as promulgated by the Guangdong Health Department in September 2012 provides that medical institutions carrying out clinical gene amplification test techniques must apply for technical access from the Guangdong Health Department, and the Guangdong Clinical Laboratory Center is authorized as the technical auditing institution of clinical gene amplification testing technology.

The Notice for the Further Administration of Department Office and Medical Technology in Clinical Institutions, as promulgated by the Guangdong Health Department in May 2016, further provides for the management of medical technology. Clinical gene amplification testing technology, as a limited medical technology, is subject to the examination and approval of the Guangdong Health Department.

Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of our VIE, obtained its Certificate of Clinical Gene Amplification Testing Laboratory in August 2015, with a five-year validity from August 2015 to August 2020. Guangzhou Burning Rock Dx Co., Ltd. obtained its Certificate of High Throughput Sequencing Testing Laboratory in May 2018, with a five-year validity from May 2018 to May 2023.

Medical Devices Administration Laws and Regulations

According to the Notice on Strengthening the Management of Products and Technologies Related to Clinical Use of Gene Sequencing, as promulgated by the CFDA and NHFPC in February 2014, gene sequencing diagnostic products (including gene sequencer and related diagnostic reagents and software) are regulated as medical devices and must be registered pursuant to relevant regulations.

The Regulation on the Supervision and Administration of Medical Devices, as amended by the State Council in May 2017, regulates entities that engage in the research and development, production, operation, use, supervision and administration of medical devices in the PRC. Medical devices are classified according to their risk levels. Class I medical devices are medical devices with low risks, and the safety and effectiveness of which can be ensured through routine administration. Class II medical devices are medical devices with moderate risks, which are strictly controlled and administered to ensure their safety and effectiveness. Class III medical devices are medical devices with relatively high risks, which are strictly controlled and administered through special measures to ensure their safety and effectiveness. The evaluation of the risk levels of medical devices take into consideration the medical devices’ objectives, structural features, methods of use and other factors. Registration certificates are required for Class II and Class III medical devices. The classification of specific medical devices is stipulated in the Medical Device Classification Catalog, which was issued by the CFDA on August 31, 2017 and became executive on August 1, 2018.

The Administrative Measures for the Registration of Medical Devices, or the Medical Devices Registration Measures, as promulgated by the CFDA in October 2014, provide that Class I medical devices are subject to record-filing, while Class II and Class III medical devices are subject to registration. According to the Medical

Devices Registration Measures, the registration and record-filing of IVD reagents that are regulated as medical devices are governed by the Administrative Measures for the Registration of IVD Reagents, which was first promulgated by the CFDA and took effect on July 30, 2014, and amended on January 25, 2017. Pursuant to the Administrative Measures for the Registration of IVD Reagents, Class I IVD reagents are subject to filing, and Class II and Class III IVD reagents are subject to inspection, approval and registration.

According to the Opinions on Deepening the Reform of the Evaluation and Approval System and Inspiring Innovation of Drugs and Medical Devices, the evaluation and approval for the application of innovative medical devices will be prioritized. In November 2018, the NMPA released the Special Review Procedures for Innovative Medical Devices, which provides that the NMPA will prioritize applications for qualified innovative medical devices. These rules specify requirements for the application of innovative medical devices, including certificates, intellectual property, process and results of product research and development and other technical documents.

The Measures for the Supervision and Administration of the Manufacture of Medical Devices, as promulgated by the CFDA in November 2017, regulates entities that engage in the manufacturing of medical devices in the PRC. The food and drug administration authorities at or above the county level regulate medical device manufacturing within their administrative regions, including manufacturing-related licensing and registration, contract manufacturing and manufacturing quality controls. Production permits are required for the manufacture of Class II and Class III medical devices. A medical device production license is valid for five years, which may be extended upon expiration in accordance with relevant administrative provisions. Medical device manufacturers are not required to obtain a medical device operation license to sell their self-manufactured products.

The Good Manufacturing Practice Rules for Medical Devices, as promulgated by the CFDA on December 29, 2014 and effective on March 1, 2015, provide basic principles for quality control systems for medical devices manufacturing, and these rules are applicable to the entire process of design and development, production, sales and post-sale services of medical devices.

The Measures for the Supervision and Administration of the Business Operation of Medical Devices, as promulgated by the CFDA in November 2017, regulates entities conducting the business operation of medical devices in the PRC. Medical devices are assigned to one of three regulatory classes based on the level of control necessary to assure the safety and effectiveness of the device. Business activities involving medical devices are regulated in accordance with the classification of each of the medical devices. No registration or license is required for business activities involving Class I medical devices. Registration is required for business activities involving Class II medical devices, and licenses are required for business activities involving Class III medical devices. A medical device operation license is valid for five years, which may be extended upon expiration in accordance with relevant administrative provisions. Medical devices manufacturing enterprises engaging in the sale of self-produced products are not required to obtain a medical device operation license.

According to the Supervision and Administration of Medical Devices, entities are prohibited from using or operating unregistered, expired, invalid or obsolete medical devices or those without a certificate of conformity.

Pursuant to the Notice on Strengthening the Administration of Import and Use of Pharmaceutical and Medical Devices, as promulgated by the CFDA in October 2010, medical institutions may only purchase qualified medical devices from enterprises with a medical device manufacture license or a medical device operation license.

Guangzhou Burning Rock Dx Co., Ltd., a subsidiary of our VIE, obtained Class I medical devices record-filing certificates for our general kit for sequencing reaction, nucleic acid extraction or purification reagent, sequencing kit for gene sequencing and library kit for gene sequencing (DNA interruption linking) in May 2016, January 2017, April 2017 and December 2017, respectively. Guangzhou Burning Rock Dx Co., Ltd. also obtained a Class III medical device registration certificate for our human EGFR/ALK/BRAF/KRAS fusion gene mutation detection kit (reversible termination sequencing) and mutation gene analysis software for non-small cell lung cancer in July 2018 and August 2019, respectively.

Guangzhou Burning Rock Dx Co., Ltd. obtained a Class III medical device manufacture license for our human EGFR/ALK/BRAF/KRAS fusion gene mutation detection kit (reversible termination sequencing) in August 2018, with a term of five years.

Guangzhou Burning Rock Medical Devices Co., Ltd. obtained a medical device operation license for Class III medical devices in April 2016, with a term of five years.

Medical Devices Subject to Cold Chain Management

According to the Guidelines for Cold Chain (Transport & Storage) Management of Medical Devices, as promulgated by the CFDA in September 2016, medical devices subject to cold chain management, such as our reagent kits, are medical devices requiring refrigeration and frozen management in the process of transportation and storage in accordance with relevant instructions and labels. Medical device manufacturers and wholesalers must equip with cold storage, refrigerated vehicles and containers, and other facilities and equipment, which fit the variety and scale of the medical devices they produce or operate. To ensure proper temperature control during transportation, operators must choose a reasonable means of transportation, and take adequate temperature control measures based on transportation conditions, which, among others, include the quantity of medical devices subject to cold-chain management, the distance and time requirements, and the temperature requirements. Operators who engage third-party carriers must examine the carrier’s qualifications and capabilities, and enter into relevant agency agreements for transportation.

Tendering Processes for Medical Devices

The Chinese government has implemented measures to encourage pooled procurement of expensive medical consumables through tendering processes. In June 2007, MOH issued the Notice on Further Strengthening the Administration of Centralized Procurement of Medical Devices, which requires that all non-profit medical institutions established by local governments, associations or state-owned enterprises participate in the centralized procurement. Public tendering will be the principal method for centralized procurement.

Policies on NGS-based Cancer Therapy Selection

In recent years, China has introduced a series of policies that support the development of NGS-based cancer therapy selection. The table below presents a selection of these policies introduced by relevant governmental authorities in China from 2014 to 2018:

Date	Authority	Key messages
February, 2014	NMPA	The NMPA (former CFDA) issued a Notice on Special Approval Procedures for Innovative Medical Devices (Trial), which significantly accelerated the approval process for NGS products.

March, 2014	State Council	The State Council published Regulation on the Supervision and Administration of Medical Devices, which provides that reagents related to human gene testing are Class III medical devices. NGS products are managed as medical devices.

Date	Authority	Key messages
February, 2015	NHC	The NHC published Guidelines for Personalized Medical Testing Applications of Sequencing Technology, which provides guidance on sample collection, transportation, receiving, processing, testing and inspection of project development, verification, and validation, basic principles of quality control, result reporting, and the possible problems and countermeasures, to provide standardized guidance on precision medicine based on sequencing technology application.

July, 2015	NHC	The NHC published Guidelines for Individualized Treatment and Detection of Tumors, which provides for the standardization of testing technology, laboratory access and quality assurance. It includes specific requirements for clinical and medical laboratories to ensure the accuracy of genotyping test results.

February, 2016	NHC	The NHC published Notice of the General Office of the National Health and Family Planning Commission on Issues Related to the Management of Clinical Testing Projects, which covers strengthening the management of clinical inspection projects, standardizing the clinical inspection work of medical institutions, meeting the needs of clinical medical treatment, and ensuring the quality and safety of medical treatment.

May, 2017	State Council	The State Council published Amendments to the Regulations on the Supervision and Administration of Medical Devices, which regulates Class III medical devices, including NGS products, under product registration management. It also provided detailed requirements for Class III medical device registration.

September, 2018	NHC	The NHC published Guidelines for Clinical Application of New Cancer Drugs to guide the clinical application of cancer drugs. The guidelines cover 7 types of tumors including respiratory system, digestive system, blood tumor, urinary system, breast cancer and 42 types of cancer drugs, providing clear guidance for precision medicine.

November, 2018	NMPA	The NMPA published Notice Concerning Public Solicitation of Opinions on Guidelines for Clinical Trials of In Vitro Diagnostic Reagents, which provides basic principles for IVD reagent clinical trials, provides recommendations in principle for clinical trial design, identifies key factors to consider during clinical trials, and provides reference for technical review departments in reviewing clinical trial data.

Other Significant PRC Regulations Affecting Our Business Activities

Commercial Bribery Regulations

The Standing Committee of the National People’s Congress adopted the Anti-Unfair Competition Law, which became effective on December 1, 1993 and was amended on November 4, 2017, with the most recent amendment coming into force on January 1, 2018. The Anti-Unfair Competition Law provides that a business operator commits a crime if it offers money or any other bribes in the course of selling or purchasing products.

Medical device companies involved in criminal investigations or administrative proceedings related to bribery are listed in the Adverse Records of Commercial Briberies by their respective provincial health and family planning administrative departments. Pursuant to the Provisions on the Establishment of Adverse Records of Commercial Briberies in the Medicine Purchase and Sales Industry, which became effective on March 1, 2014, provincial health and family planning administrative departments are responsible for formulating the implementing measures for the establishment of Adverse Records of Commercial Briberies. If a company is listed in the Adverse Records of Commercial Briberies for the first time, its products may not be purchased by public medical institutions. A company will not be penalized by the relevant PRC government authorities merely by virtue of having contractual relationships with sales agents or third-party promoters who are engaged in bribery activities, so long as such company and its employees are not utilizing the sales agents or third-party promoters for the implementation of, or acting in conjunction with them in, the prohibited bribery activities. In addition, a company is under no legal obligation to monitor the operating activities of its sales agents and third-party promoters, and will not be subject to penalties or sanctions by relevant PRC government authorities as a result of failure to monitor their operating activities.

Product Liability Regulations

In addition to a strict new medical products approval process, certain PRC laws have been promulgated to protect the rights of consumers and to strengthen the control of medical products in China. Under current PRC law, manufacturers and vendors of defective products in China may incur liability for loss and injury caused by such products. Pursuant to the General Principles of the Civil Law of the PRC promulgated on April 12, 1986 and amended on August 27, 2009, a defective product that causes property damage or physical injury to any person may subject the manufacturer or vendor of that product to civil liability for such damage or injury.

On February 22, 1993, the Product Quality Law of the PRC, or the Product Quality Law, was promulgated to supplement the Civil Law of the PRC aiming to protect the legitimate rights and interests of the end-users and consumers and to strengthen the supervision and control of the quality of products. The Product Quality Law was revised by the National People’s Congress on July 8, 2000, August 27, 2009 and December 29, 2018. Pursuant to the revised Product Quality Law, manufacturers who produce defective products may be subject to civil or criminal liability and have their business licenses revoked.

The Law of the PRC on the Protection of the Rights and Interests of Consumers was promulgated on October 31, 1993 and was amended on August 27, 2009 and October 25, 2013 to protect consumers’ rights when they purchase or use goods and accept services. All business operators must comply with this law when they manufacture or sell goods and/or provide services to customers. Under the amendments made on October 25, 2013, all business operators must pay high attention to protecting customers’ privacy and must strictly keep confidential any consumer information they obtain during their business operations. In addition, in extreme situations, pharmaceutical product manufacturers and operators may be subject to criminal liability if their goods or services lead to the death or injuries of customers or other third parties.

We are not aware of any material product liability related litigation or other legal proceedings against us arising from the gene testing products or services that we provide to our customers.

PRC Tort Law

Under the Tort Law of the PRC, which became effective on July 1, 2010, if damages to persons are caused by defective products due to the fault of a third party, such as the parties providing transportation or warehousing services, the producers and the sellers of the products have a right to recover their respective losses from such third parties. If defective products are identified after they have been distributed, the producers or the sellers must take remedial measures, such as issuance of a warning or recall of products, in a timely manner. The producers or the sellers will be liable under tort if they fail to take remedial measures in a timely manner or have not made efforts to take remedial measures, thus causing damages. If the products are produced or sold with known defects and cause deaths or severe adverse health issues, the infringed party has a right to claim punitive damages in addition to compensatory damages.

Intellectual Property Laws and Regulations

China has made substantial efforts to promulgate comprehensive legislation governing intellectual property rights, including laws and regulations on patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, most recently amended in December 2008, and its implementation rules, most recently amended in January 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure (or a combination of both) of a product. A design patent is granted to a new design of a certain product in shape, pattern (or a combination of both) and in color, shape and pattern combinations aesthetically suitable for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. Patents relating to invention are effective for twenty years, and utility model and design patents are effective for ten years from the date of application. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who first files the application.

Existing patents can be narrowed, invalidated or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

The PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not limited to Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies that conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of patents belonging to other persons, or engaging in other patent infringement acts, will subject the infringers to infringement liability. Serious offenses such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of the infringement of a patent owner’s patent rights, PRC law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the request of the patent owner or an interested party before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, and if the loss suffered by the patent holder arising from the infringement cannot be determined, the damages for infringement are calculated as the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in circumstances where damages cannot be determined by the calculation standards described above. The damage calculation methods will be applied in the order described above. Generally, a patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

As of September 30, 2019, we held 11 patents in China. As of the same date, we had seven pending patent applications in China, two pending patent applications in Hong Kong, and three international applications strategically filed under the Patent Cooperation Treaty (including the patent application for ELSATM, our proprietary targeted DNA-methylation based library preparation method for early cancer detection), of which one is pending registration for our MSI calling algorithms in the U.S., Europe and Japan.

Trade Secrets

According to the PRC Anti-Unfair Competition Law, the term “trade secrets” refers to technical and business information that is unknown to the public, has utility and may create business interests or profits for its legal owners or holders, and is maintained as a secret by its legal owners or holders.

Under the PRC Anti-Unfair Competition Law, which was promulgated on September 2, 1993 and was amended on November 4, 2017, business persons are prohibited from infringing others’ trade secrets by: (1) obtaining the trade secrets from the legal owners or holders by any unfair methods such as theft, bribery, intimidation, solicitation or coercion; (2) disclosing, using or permitting others to use the trade secrets obtained illegally under item (1) above; or (3) disclosing, using or permitting others to use the trade secrets in violation of any contractual agreements or any requirements of the legal owners or holders to keep such trade secrets in confidence. If a third party knows or should have known that an employee or former employee of the right owner of trade secrets or any other entity or individual conducts any of the illegal acts listed above, but still accepts, publishes, uses or allows any other to use such secrets, this practice will be deemed as an infringement of trade secrets. A party whose trade secrets are being misappropriated may petition for administrative corrections, and regulatory authorities may stop any illegal activities and fine infringing parties in the amount of RMB100,000 to RMB500,000, and where the circumstance is serious, the fine will be RMB500,000 to RMB3,000,000. Alternatively, persons whose trade secrets are being misappropriated may file lawsuits in a Chinese court for loss and damages incurred due to the misappropriation.

The measures to protect trade secrets include oral or written non-disclosure agreements or other reasonable measures to require the employees of, or persons in business contact with, legal owners or holders to keep trade secrets confidential. Once the legal owners or holders have asked others to keep trade secrets confidential and have adopted reasonable protection measures, the requested persons bear the responsibility for keeping the trade secrets confidential.

Trademarks

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of September 30, 2019, we had 63 registered trademarks and 183 pending trademark applications in the PRC.

Copyright

Pursuant to the Copyright Law of the PRC, effective in June 1, 1991 and amended in October 27, 2001 and February 26, 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the rights of production and distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, constitutes infringements of copyrights. The infringer must, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology or pay damages.

Pursuant to the Computer Software Copyright Protection Regulations promulgated on December 20, 2001 and amended in January 8, 2011 and January 30, 2013, a software copyright owner may complete registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. A software copyright owner may authorize others to exercise that copyright, and is entitled to receive remuneration. As of September 30, 2019, we had three software copyrights.

Domain Names

Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the Ministry of Industry and Information Technology. The Ministry of Industry and Information Technology is the main regulatory body responsible for the administration of PRC internet domain names. As of September 30, 2019, we had four registered domain names, including our official website.

PRC Regulation on Data Protection

The Basic Standards for Medical Laboratories (for Trial Implementation), as promulgated by the NHFPC in 2016, provides that medical laboratories must establish information management and patient privacy protection policies. The Measures for the Administration of General Population Health Information (for Trial Implementation) as promulgated by the NHFPC in 2014 sets forth the operational measures for patient privacy protection in medical institutions. The measures regulate the collection, use, management, safety and privacy protection of general population health information by medical institutions. Medical institutions must establish information management departments responsible for general population health information and establish quality control procedures and relevant information systems to manage this information. Medical institutions must adopt stringent procedures to verify the general population health data collected, timely update and maintain the data, establish policies on the authorized use of this information, and establish safety protection systems, policies, practice and technical guidance to avoid divulging confidential or private information.

To comply with these laws and regulations, we have required our customers and research partners to consent to, or obtain consent from the tested individuals to, our collection and use of their personal information for our genetic tests. We have also established information security systems to protect tested individuals’ privacy, including data access restrictions and monitoring, data storage, database encryption and backup procedures.

PRC Regulation on Labor Protection

Under the Labor Law of the PRC, effective on January 1, 1995 and subsequently amended on August 27, 2009 and December 29, 2018, the PRC Employment Contract Law, effective on January 1, 2008 and subsequently amended on December 28, 2012 and the Implementing Regulations of the Employment Contract Law, effective on September 18, 2008, employers must establish a comprehensive management system to protect the rights of their employees, including a system governing occupational health and safety to provide employees with occupational training to prevent occupational injury. Employers are also required to truthfully inform prospective employees of the job description, working conditions, location, occupational hazards and status of safe production as well as remuneration and other conditions as requested by the Labor Contract Law of the PRC.

Pursuant to the Law of Manufacturing Safety of the PRC, effective on November 1, 2002 and amended on August 27, 2009 and August 31, 2014, manufacturers must establish a comprehensive management system to ensure manufacturing safety in accordance with applicable laws, regulations, national standards, and industrial standards. Manufacturers not meeting relevant legal requirements are not permitted to commence manufacturing activities.

Pursuant to the Administrative Measures Governing the Production Quality of Pharmaceutical Products effective on March 1, 2011, manufacturers of pharmaceutical products must establish production safety and labor protection measures in connection with the operation of their manufacturing equipment and manufacturing process.

Pursuant to applicable PRC laws, rules and regulations, including the Social Insurance Law, which became effective on July 1, 2011 and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds, which became effective on January 22, 1999 and amended on March 24, 2019, the Interim Measures concerning the Maternity Insurance of Employees, which become effective on January 1, 1995, and the Regulations on Work-related Injury Insurance, which became effective on January 1, 2004 and was subsequently amended on December 20, 2010, employers must contribute, on behalf of their employees, to a number of social security funds, including funds for basic pension insurance, unemployment insurance, basic medical insurance, work-related injury insurance and maternity insurance. If an employer fails to make social insurance contributions timely and in full, the social insurance collecting authority will order the employer to make up outstanding contributions within the prescribed time period and impose a late payment fee at the rate of 0.05% per day from the date on which the contribution becomes due. If such an employer fails to make the overdue contributions within the time limit, the relevant administrative department may impose a fine equivalent to one to three times the overdue amount.

Regulations Relating to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued SAFE Circular 37 and its implementation guidelines. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. PRC residents required to make these registrations are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. In February 2015, SAFE further promulgated the Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or the SAFE Circular 13, effective June 2015. SAFE Circular 13 amends SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. Failure to comply with the registration procedures set forth in these regulations may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Regulations Relating to Employee Stock Incentive Plan

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed

Companies, or the Stock Option Rules. In accordance with the Stock Option Rules and relevant rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, must register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to these regulations. In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax, or the IIT. The PRC subsidiaries of an overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold IIT of these employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their IIT in accordance with relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Dividend Distributions

The principal regulations governing distributions of dividends paid by wholly foreign-owned enterprises include:

•	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013, and 2018;

•	Foreign Investment Enterprise Law of the PRC; and

•	Implementation Rules to the Foreign Investment Law.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit (based on PRC accounting standards) each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. A foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company may not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of foreign currency-denominated loans.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular No. 142 provides that RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the enterprise’s business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of Renminbi capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such Renminbi capital may not be changed without SAFE’s approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. In March 2015, SAFE issued SAFE Circular No. 19, which took effective and replaced SAFE Circular No. 142 on June 1, 2015. Although SAFE Circular No. 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. SAFE promulgated the Notice of the SAFE on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using Renminbi capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue Renminbi entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amended and simplified foreign exchange procedures. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not previously permitted. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013 and amended in October 2018, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

Furthermore, SAFE Circular No. 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on Enterprise Income Tax

Pursuant to the EIT Law effective as of January 2008 and as last amended in December 2018, the income tax rate for both domestic and foreign-invested enterprises is 25% with certain exceptions. To clarify certain provisions in the EIT Law, the State Council promulgated the Implementation Rules of the EIT Law in December 2007, which became effective in January 2008 and as amended in April 2019. Under the EIT Law and the Implementation Rules of the EIT Law, enterprises are classified as either “resident enterprises” or “non-resident enterprises.” Besides enterprises established within the PRC, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are subject to the uniform 25% enterprise income tax rate for their global income. In addition, the EIT Law provides that a non-resident enterprise refers to an entity established under foreign law whose “de facto management body” is not within the PRC, but has an establishment or place of business in the PRC, or does not have an establishment or place of business in the PRC but has income sourced within the PRC.

The Implementation Rules of the EIT Law provide that since January 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident enterprise investors that do not have an establishment or place of business in the PRC, or have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The income tax on dividends may be reduced pursuant to a tax treaty between China and the jurisdictions in which the non-PRC shareholders reside.

Other PRC National- and Provincial-Level Laws and Regulations

We are subject to changing regulations under many other laws and regulations administered by governmental authorities at the national, provincial and municipal levels, some of which are or may become applicable to our business. For example, regulations control the confidentiality of patients’ medical information and the circumstances under which patient medical information may be released for inclusion in our databases, or released by us to third parties. These laws and regulations governing both the disclosure and the use of confidential patient medical information may become more restrictive.

We also comply with numerous additional national and provincial laws relating to matters such as safe working conditions, manufacturing practices, environmental protection and fire hazard control in all material aspects. We believe that we are currently in compliance with these laws and regulations; however, we may be required to incur significant costs to comply with these laws and regulations in the future. Unanticipated changes in existing regulatory requirements or adoption of new requirements could therefore have a material adverse effect on our business, results of operations and financial condition.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yusheng Han	41	Founder, director and chief executive officer
Shaokun (Shannon) Chuai	40	Director and chief operating officer
Gang Lu	48	Director
Feng Deng	56	Director
Yunxia Yang	46	Director
Jing Rong	38	Director
Zhihong (Joe) Zhang	44	Chief technology officer
Hao Liu	46	Chief medical officer
Leo Li	35	Chief financial officer

Mr. Yusheng Han is our founder, director and chief executive officer. Mr. Han has 16 year of experience in life science. From June 2011 to November 2013, he was an associate in Northern Light Venture Capital where he focused on investment in the healthcare industry and helped the firm invest in successful companies. From July 2005 to May 2009, Mr. Han worked at BioTek Instruments, Inc. as its general manager in China. During his term with BioTek Instruments China, he built and led teams across marketing, sales and post-sale. From September 2003 to May 2005, he served as the product specialist of Gene Company Limited. Mr. Han received a bachelor’s degree in biochemistry from Jilin University in July 2000, and a master’s degree in cell biology in Peking Union Medical College in June 2003. He obtained a Master of Business Administration degree from Columbia Business School in May 2011.

Dr. Shaokun (Shannon) Chuai has served as our director since August 2016. Dr. Chuai joined us as chief technology officer in May 2014 and she was appointed the chief operating officer in March 2016. Prior to joining us, she worked at China Novartis Institutes for BioMedical Research (CNIBR), responsible for the bioinformatics and translational research platform, and Novartis Oncology as the principal statistician for phase III clinical trials of targeted drugs. From June 2003 to June 2005, she worked at Memorial Sloan-Kettering Cancer Center as research statistician, responsible for omics data mining and clinical trial design. Dr. Chuai holds a bachelor’s degree from Nankai University, a master’s degree in statistics and applied mathematics from Texas A&M University, and a Ph.D. degree in biostatistics from the University of Pennsylvania.

Mr. Gang Lu has served as our director since June 2014. In 2009, Mr. Lu joined Legend Star, a venture capital headquartered in Beijing, and he is now a partner of Legend Star and leads investment in healthcare, specialized in the fields of innovative medicine, biological and genetic technology, and innovative medical service. Mr. Lu holds a bachelor’s degree in electromagnetic engineering from Xidian University and a Master of Business Administration degree from Tsinghua University.

Mr. Feng Deng has served as our director since August 2016. Mr. Deng has over 20 years of experience in venture capital, computer science and telecommunication industry. He founded Northern Light Venture Capital in January 2006 and served as its managing director, focusing on investment in technology, media and telecom, or TMT, clean technology, healthcare and consumer sectors. From February 2004 to February 2005, he served as the vice president in strategy in Juniper Networks. From October 1997 to February 2004, Mr. Deng served as the vice president in engineering, chief strategy officer and a director of NetScreen Technologies Inc. Prior to NetScreen, he worked at Intel Corporation as a systems architect from July 1993 to October 1997. He holds a bachelor’s and a master’s degree in electronic engineering from Tsinghua University, a master’s degree in computer engineering from the University of Southern California, and a Master of Business Administration degree from the Wharton Business School of the University of Pennsylvania.

Ms. Yunxia Yang has served as our director since January 2017. Ms. Yang is a partner of Sequoia Capital China focusing on healthcare investment. Prior to joining Sequoia Capital China in 2015, she worked at the healthcare team at Legend Capital, where she led investment in areas covering gene diagnostics, medical devices and healthcare service. Before setting foot in venture capital, she worked as business development manager at Johnson & Johnson and product manager at GE Healthcare. Ms. Yang holds a Master of Business Administration degree from Duke University and Master of Clinical Science from Huazhong Technology University.

Mr. Jing Rong has served as our director since May 2017. Mr. Rong is an executive director of CMBI Capital Management (Shenzhen) Co., Ltd., a wholly owned subsidiary of China Merchant Bank, responsible for equity investment in medical and pharmaceutical industries. In 2015, Mr. Rong served as general manager of the 4th investment department in Pingan Caizhi Investment Management Co., Ltd., a wholly owned subsidiary of Pingan Securities, focusing on equity investment in medical and pharmaceutical industries. From 2012 to 2015, he worked at China Merchants Capital Management Co., Ltd. as the vice president managing investment funds in medical and pharmaceutical industries. From 2007 to 2011, he worked at Ernst & Young and, from 2003 to 2007, at Deloitte. Mr. Rong obtained a bachelor’s degree in accounting from Xiamen University in 2003 and a Master of Business Administration degree from Chinese University of Hong Kong in 2012.

Dr. Zhihong (Joe) Zhang served as our chief technology officer since March 2016. Prior to joining us, Dr. Zhang was a staff scientist of Illumina, Inc., and a senior fellow of Howard Hughes Medical Institute and University of Washington. He obtained a bachelor’s and master’s degree in biochemistry and molecular biology from Fudan University in 1997 and 2000, and a Ph.D. degree in molecular genetics and microbiology from Duke University in 2005.

Mr. Hao Liu has served as our chief medical officer since August 2015. Prior to joining us, Mr. Liu worked at Novartis, leading R&D strategy and projects in China on solid tumor. Prior to Novartis, he worked at Pfizer where he led clinical research on Crizotinib in China. Mr. Liu obtained a bachelor’s degree in clinical medicine from Shanghai Medical College of Fudan University (formerly known as Shanghai Medical University) in July 1996, and a master’s degree in pathology and pathophysiology from Peking Union Medical College in July 2001.

Mr. Leo Li has served as our chief financial officer since the third quarter of 2019. Prior to joining us, Mr. Li served as the chief financial officer of Weidai Ltd., a NYSE-listed leading auto-backed financing solution provider in China. Prior to Weidai Ltd., Mr. Li served as an investment director and later an executive director of Vision Knight Capital, or VKC, a private equity fund focusing on China’s internet-driven sectors. Prior to VKC, Mr. Li worked at Morgan Stanley Asia Ltd. Mr. Li attended University of Oxford from 2004 to 2008 and received a four-year Master of Physics degree. Mr. Li is a Chartered Financial Analyst.

Board of Directors

Our board of directors will consist of              directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, in which this prospectus is included. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (a) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We will establish an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of these committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of             ,              and             .              will be the chairman of our audit committee. We have determined that              and              each satisfies the “independence” requirements of [Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market/Section 303A of the Corporate Governance Rules of the NYSE] and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that              qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of             ,              and             .              will be the chairman of our compensation committee. We have determined that              and              each satisfies the “independence” requirements of [Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market/Section 303A of the Corporate Governance Rules of the NYSE]. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of             ,              and             .              will be the chairman of our nomination committee. We have determined that              and              each satisfies the “independence” requirements of [Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market/Section 303A of the Corporate Governance Rules of the NYSE]. The nominating and corporate governance committee will assist the board in selecting individuals qualified to become our directors, and determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct. If the executive officer otherwise fails to perform agreed duties, we may terminate employment upon one-week to 30-day advance written notice. We may also terminate an executive officer’s employment upon mutual agreement or 30-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. Our executive officer may resign at any time upon mutual agreement or 30-day advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiration of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all information with economic value, including but not limited to inventions, works and software, which they conceive, develop or reduce to practice during the executive officer’s employment with us and one year following the last date of employment, and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for information with economic value.

We [have entered] into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

In 2018, we paid an aggregate of approximately RMB3.8 million (US$0.5 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, employment injury insurance, maternity insurance and other statutory benefits and a housing provident fund.

Share Incentive Awards

We have granted share options to our directors, officers and employees. As of the date of this prospectus, options to purchase 4,807,484 ordinary shares are outstanding. The following table summarizes, as of the date of this prospectus, the awards granted to our directors and executive officers and other individuals as authorized by our board of directors, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaokun (Shannon) Chuai	2,134,765	0.0001	May 10, 2014	May 10, 2024
Zhihong (Joe) Zhang	*	0.0001	December 1, 2015, April 1, 2016 and May 10, 2018	December 1, 2025, April 1, 2026 and May 10, 2028
Hao Liu	*	0.0001	August 3, 2015	August 3, 2025
Leo Li	*	0.0001 and 6.8092	October 31, 2019 and December 30, 2019	October 31, 2029 and December 30, 2029
Other individuals as a group	4,596,803	0.0001	March 18, 2014 to December 6, 2019	March 18, 2024 to December 6, 2029

*	Less than 1% of our total outstanding shares.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares on an as-converted basis as of the date of this prospectus by:

•	each of our directors and executive officers; and

•

each person known to us to own beneficially more than 5% or more of each class of the voting securities, assuming issued and outstanding preferred shares are automatically converted into ordinary shares upon completion of this offering.

The calculations in the table below are based on 171,509,325 ordinary shares on an as-converted basis outstanding as of the date of this prospectus, and              Class A ordinary shares and              Class B ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned Immediately After This Offering
	Number	%†	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an as-Converted Basis	% of Beneficial Ownership	% of Aggregate Voting Power††
Directors and Executive Officers**:
Yusheng Han(1)	34,649,695	20.2
Shaokun (Shannon) Chuai(2)	5,291,597	3.1
Gang Lu	—	—
Feng Deng(3)	23,760,489	13.9
Yunxia Yang	—	—
Jing Rong	—	—
Hao Liu	*	*
Zhihong (Joe) Zhang	*	*
Leo Li	*	*
All Directors and Executive Officers as a Group	65,544,905	38.2
Principal Shareholders:
Quantum Boundary Holdings Limited(1)	34,649,695	20.2
Northern Light Venture Capital III, Ltd.(4)	23,760,489	13.9
Investment funds affiliated with Sequoia Capital China(5)	15,867,122	9.3
Investment funds affiliated with CMB International Private Investment Limited(6)	15,188,770	8.9
LYFE Capital Stone (Hong Kong) Limited(7)	13,731,421	8.0
Crest Top Developments Limited(8)	10,642,358	6.2
An entity affiliated with GIC(9)	10,649,500	6.1

*	Less than 1% of our total outstanding shares.
**

Except as otherwise indicated below, the business address of our directors and executive officers is 601, 6/F, Building 3, Standard Industrial Unit 2, No. 7, Luoxuan 4th Road, International Bio Island, Guangzhou, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding, which is 171,509,325 on an as-converted basis as of the date of this prospectus, and the number of shares such person or group has the right to acquire upon exercise of an option, warrant or other right within 60 days after the date of this prospectus. The total number of ordinary shares outstanding upon completion of this offering will be , including Class A ordinary shares to be sold by us in this offering in the form of ADSs.
††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to six (6) votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Represents 29,071,045 ordinary shares, 3,274,216 Series A convertible redeemable preferred shares, and 2,304,434 Series A+ convertible redeemable preferred shares directly held by Quantum Boundary Holdings Limited, a British Virgin Island company wholly owned by Mr. Yusheng Han. All of these ordinary and convertible redeemable preferred shares will be re-designated as Class B ordinary shares upon completion of this offering. The register address of Quantum Boundary Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents 3,972,049 ordinary shares, 682,128 Series A convertible redeemable preferred shares, and 637,420 Series A+ convertible redeemable preferred shares directly held by Loving Marvin Holdings Limited, a British Virgin Island company wholly owned by Dr. Shaokun (Shannon) Chuai. All of these ordinary and convertible redeemable preferred shares will be re-designated as Class A ordinary shares upon completion of this offering. The registered address of Loving Marvin Holdings Limited is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Consists of the shares listed in footnote (4) below. For purpose of this section, Mr. Feng Deng, one of our directors, beneficially owns the shares held by Northern Light Venture Capital III, Ltd.
(4)

Represents 23,760,489 Series A convertible redeemable preferred shares held by Northern Light Venture Capital III, Ltd., or NLVC, a Cayman Islands exempted limited liability company. NLVC is beneficially owned by Northern Light Venture Fund III, L.P., Northern Light Strategic Fund III, L.P. and Northern Light Partners Fund III, L.P., which are Cayman Islands exempted limited liability partnerships. The general partner of these three limited partnerships is Northern Light Partners III, L.P., a Cayman Islands exempted limited liability partnership, which is ultimately controlled by Feng Deng, who is one of our directors. All of these convertible redeemable preferred shares will be re-designated as Class A ordinary shares upon completion of this offering. The registered address of Northern Light Venture Capital III, Ltd. is Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

(5)

Represents (i) 5,555,556 Series A+ convertible redeemable preferred shares and 1,595,448 Series B convertible redeemable preferred shares directly held by SCC Venture V Holdco I, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands, and (ii) 8,077,148 Series B convertible redeemable preferred shares and 638,970 Series C convertible redeemable preferred shares directly held by SCC Venture VI Holdco, Ltd., an exempted company with limited liability incorporated under the law of the Cayman Islands. All of these convertible redeemable preferred shares will be re-designated as Class A ordinary shares upon completion of this offering. SCC Venture V Holdco I, Ltd. is wholly owned by Sequoia Capital China Venture Fund V, L.P. The general partner of Sequoia Capital China Venture Fund V, L.P. is SC China Venture V Management, L.P., whose general partner is SC China Holding Limited. SCC Venture VI Holdco, Ltd. is wholly owned by Sequoia Capital China Venture Fund VI, L.P. The general partner of Sequoia Capital China Venture Fund VI, L.P. is SC China Venture VI Management, L.P., whose general partner is SC China Holding Limited. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, which in turn is wholly owned by Mr. Neil Nanpeng Shen. The registered address of SCC Venture V Holdco I, Ltd. and SCC Venture VI Holdco, Ltd. is Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(6)

Represents (i) 8,991,900 Series B convertible redeemable preferred shares and 4,066,970 Series C convertible redeemable preferred shares held by EverGreen SeriesC Limited Partnership, a Cayman Islands exempted limited partnership; and (ii) 2,129,900 Series C convertible redeemable preferred shares held by CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP, a segregated portfolio company incorporated under the law of Cayman Islands, which in turn is wholly owned by CMB International Private Investment Limited, an exempted company with limited liability incorporated under the law of Cayman Islands. CMB International Private Investment Limited is also the general partner of EverGreen SeriesC Limited Partnership, and holds voting and dispositive power of the shares held by EverGreen SeriesC Limited Partnership. The registered address of CMBI Private Equity Series SPC is the offices of Harneys Fiduciary (Cayman) Limited of 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. The registered address of EverGreen SeriesC Limited Partnership is P.O. Box 1350, Clifton House, 75 Fort Street, Grand Cayman KY1-1108, Cayman Islands.

(7)

Represents 7,301,587 Series A+ convertible redeemable preferred shares, 5,897,359 Series B convertible redeemable preferred shares, and 532,475 Series C convertible redeemable preferred shares held by LYFE Capital Stone (Hong Kong) Limited, a Hong Kong private company limited by shares. LYFE Capital Stone (Hong Kong) Limited is owned by LYFE Capital Fund, L.P., and LYFE Capital Fund—A, L.P., two Cayman Islands exempted limited partnerships. All of these convertible redeemable preferred shares will be re-designated as Class A ordinary shares upon completion of this offering. The registered address of LYFE Capital Stone (Hong Kong) Limited is RM 1501-682, 15F SPA CTR, 53-55 Lockhart RD, Wanchai, Hong Kong.

(8)

Represents 8,321,965 Series A convertible redeemable preferred shares, 1,746,032 Series A+ convertible redeemable preferred shares, and 574,361 Series B convertible redeemable preferred shares held by Crest Top Developments Limited, a limited liability company incorporated under the law of British Virgin Islands, which is ultimately wholly owned by Legend Holdings Corporation. All of these convertible redeemable preferred shares will be re-designated as Class A ordinary shares upon completion of this offering. The registered address of Crest Top Developments Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)

Represents (i) 8,519,600 Series C convertible redeemable preferred shares held by Owap Investment Pte Ltd, a limited liability company incorporate under the law of Singapore, and (ii) 2,129,900 Series C convertible redeemable preferred shares issuable upon exercise of a warrant granted to Owap Investment Pte Ltd. on January 31, 2019. Owap Investment Pte. Ltd. is wholly owned by GIC (Ventures) Pte Ltd and is managed by GIC Special Investments Pte. Ltd., or GICSI. GICSI is wholly owned by GIC Private Limited and is the private equity investment arm of GIC Private Limited. The registered address of Owap Investment Pte Ltd is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

As of the date of this prospectus, a total of 1,038,771 ordinary shares and 45,559 preferred shares are held by three record holders in the U.S., representing approximately 0.6% of our total outstanding ordinary shares on an as-converted basis.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIE and Its Shareholders

See “Corporate History and Structure—Contractual Arrangements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

See “Description of Share Capital—Shareholders Agreement.”

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Transactions with Mr. Yusheng Han

As of December 31, 2017, 2018 and September 30, 2019, we had RMB15.3 million, RMB16.0 million (US$2.2 million) and RMB53.8 million (US$7.5 million) due from Mr. Yusheng Han, our founder, director and chief executive officer, respectively. Such amounts mainly represented personal loans we advanced to Mr. Han. All outstanding principal will be repaid in full before this offering.

Transactions with Dr. Shaokun (Shannon) Chuai

As of September 30, 2019, we had RMB17.7 million (US$2.5 million) due from Dr. Shaokun (Shannon) Chuai, our director and chief operating officer. Such amount mainly represented personal loans we advanced to Dr. Chuai. All outstanding principal will be repaid in full before this offering.

Transactions with EaSuMed

We invested in and are currently a minority shareholder of EaSuMed Holding Ltd., or EaSuMed, a medical service provider. In 2017, 2018 and the nine months ended September 30, 2019, we paid service fees in the amount of RMB1.2 million, RMB1.2 million (US$0.2 million) and RMB0.8 million (US$0.1 million) to EaSuMed, respectively, which was mainly related to consulting services EaSuMed provided to us.

Transactions with BRT

BRT Bio Tech Limited, or BRT, was a former offshore holding company of our management team members. In 2017, 2018 and the nine months ended September 30, 2019, we repurchased a number of our shares from BRT for a consideration of RMB33.3 million, RMB1.5 million (US$0.2 million) and RMB1.0 million (US$0.1 million), respectively. As of December 31, 2017, 2018 and September 30, 2019, we had RMB3.1 million, RMB3.3 million (US$0.5 million) and RMB3.4 million (US$0.5 million) due to BRT, respectively.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is US$50,000.0 divided into 500,000,000 shares, par value of US$0.0001 each, comprising (a) 376,415,039 ordinary shares, and (b) 123,584,961 preferred shares comprising (i) 45,429,741 Series A preferred shares, (ii) 21,179,336 Series A+ preferred shares, (iii) 25,537,431 Series B preferred shares, (iv) 27,179,512 Series C preferred shares and (v) 4,258,941 Series C+ preferred shares.

As of the date of this prospectus, there were 50,063,141 ordinary shares, 45,429,741 Series A preferred shares, 21,170,459 Series A+ preferred shares, 25,537,431 Series B preferred shares, 25,049,612 Series C preferred shares and 4,258,941 Series C+ preferred shares that are issued and outstanding. All of our issued and outstanding ordinary shares are fully paid, and all of our issued and outstanding preferred shares will be redesignated or converted into ordinary shares on a one-for-one basis.

Upon completion of this offering, we will have              Class A ordinary shares and              Class B ordinary shares issued and outstanding. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our Class A ordinary shares to be issued in the offering will be issued as fully paid. Our authorized share capital post-offering will be US$             divided into              Class A ordinary shares with a par value of US$0.0001 each,              Class B ordinary shares with a par value of US$0.0001 each and              preference shares of a par value of US$0.0001 each of such class or classes (however designated) as our board of directors may determine in accordance with the ninth amended and restated memorandum and articles of association.

Our Post-Offering Memorandum and Articles

We will adopt the ninth amended and restated memorandum and articles of association, which will become effective and replace our current eighth amended and restated memorandum and articles of association in its entirety upon completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our ninth amended and restated articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members. Each Class A ordinary share shall be entitled to one vote on all matters subject to vote at general and special meetings of our company and each Class B ordinary share shall be entitled to six (6) votes on all matters subject to vote at general and special meetings of our company.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our ninth amended and restated memorandum and articles of association.

Transfer of Ordinary Shares. Subject to the restrictions contained in our ninth amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the [NYSE/NASDAQ Global Market] may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the [NYSE/NASDAQ Global Market], be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Law and our ninth amended and restated articles of association permit us to purchase our own shares. In accordance with our ninth amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

Shareholders’ meetings may be convened by a majority of our board of directors or our chairman. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for and throughout a meeting of shareholders consists of at least one shareholder entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third of all voting power of our share capital in issue.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our list of shareholders and to receive annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability incorporated under the Companies Law. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon completion of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. [We currently intend to comply with the [NYSE/NASDAQ Global Market] rules in lieu of following home country practice.] The [NYSE/NASDAQ Global Market] rules require that every company listed on the [NYSE/NASDAQ Global Market] hold an annual general meeting of shareholders. In addition, our ninth amended and restated articles of association allow directors to call special meeting of shareholders pursuant to the procedures set forth in our articles.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by a special resolution of the members of each constituent company.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our ninth amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our ninth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our ninth amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our ninth amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our ninth amended and restated articles of association provide that shareholders may not approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Neither Cayman Islands law nor our ninth amended and restated articles of association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our ninth amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our ninth amended and restated articles of association, directors may be removed by an ordinary resolution of shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law and our ninth amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our ninth amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our ninth amended and restated memorandum and articles of association may only be amended by a special resolution of shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our eighth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our ninth amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

On April 19, 2018, we issued 1,637,108 ordinary shares to BRT Bio Tech Limited for a consideration of US$164.

On October 30, 2019, we issued 3,728,680 ordinary shares to certain minority shareholders for an aggregate consideration of US$373.

Preferred Shares

On January 10, 2017, we issued 261,022 Series A+ convertible redeemable preferred shares to BRT Bio Tech Limited, a former offshore holding company of certain of our current shareholders for a consideration of US$0.2 million.

On January 10, 2017, we issued a total of 14,040,117 Series B convertible redeemable preferred shares to SCC Venture VI Holdco, Ltd. and EverGreen SeriesC Limited Partnership, for an aggregate consideration of US$27.8 million. We concurrently issued 8,126,618 Series B convertible redeemable preferred shares to SCC Venture V Holdco I, Ltd., an entity affiliated with Sequoia Capital China, LYFE Capital Stone (Hong Kong)

Limited, Crest Top Developments Limited and Anssence Investment Limited, upon conversion of our Series A+ convertible promissory notes and Series A+ supplementary convertible promissory notes, with aggregated principal and accrued interest of US$16.1 million.

On May 2, 2017, we issued a total of 3,211,698 Series B convertible redeemable preferred shares to EverGreen SeriesC Limited Partnership and BRT Bio Tech Limited for an aggregate consideration of US$6.4 million.

On December 21, 2018, we issued 158,998 Series B convertible redeemable preferred shares to BRT Bio Tech Limited for a consideration of US$0.3 million.

On January 31, 2019, we issued a total of 20,477,648 Series C convertible redeemable preferred shares to Owap Investment Pte Ltd, an affiliate of GIC, BRT Bio Tech Limited, CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP, LAV Biosciences Fund V, L.P., an affiliate of Lily Asia Ventures, SCC Venture VI Holdco, Ltd., an entity affiliated with Sequoia Capital China, LYFE Capital Stone (Hong Kong) Limited, LYFE Mount Whitney Limited, A5J Ltd and Unique Invest Co., Ltd for an aggregate consideration of US$96.1 million. We concurrently issued 4,066,970 Series C convertible redeemable preferred shares to EverGreen SeriesC Limited Partnership upon conversion of our Series B convertible promissory notes, with aggregated principal and accrued interest of US$19.1 million.

In the fourth quarter of 2019, we issued a total of 504,994 Series C convertible redeemable preferred shares to certain minority shareholders, for an aggregate consideration of US$2.4 million.

On December 30, 2019, we entered into a Series C+ share purchase agreement with Worldwide Healthcare Trust PLC, The Biotech Growth Trust PLC, OrbiMed Genesis Master Fund, L.P., OrbiMed Partners Master Fund Limited, collectively, OrbiMed Entities, Casdin Partners Master Fund, L.P. and LAV Biosciences Fund V, L.P., an affiliate of Lily Asia Ventures, pursuant to which we issued a total of 4,258,941 Series C+ convertible redeemable preferred shares to these investors on January 10, 2020 for an aggregate consideration of US$29.0 million.

Convertible Promissory Notes

On January 10, 2017 and May 2, 2017, we issued two convertible promissory notes to EverGreen SeriesC Limited Partnership in an aggregate principal amount of US$2.0 million and US$15.0 million, respectively. The notes may be converted into our Series C preferred shares at the option of the holder upon completion of the sale of our Series C preferred shares. The number of the Series C preferred shares to be issued will be equal to the entire principal amount of these notes together with any and all accumulated but unpaid interests divided by 95% of the issue price of Series C preferred shares to be issued to other Series C investors.

Warrant

On January 31, 2019, we granted a warrant to Owap Investment Pte Ltd, one of our Series C investors, to purchase 2,129,900 Series C convertible redeemable preferred shares at the exercise price of US$4.70 per share (as may be adjusted from time to time).

Share Incentive Awards

We have granted options to purchase our ordinary shares to certain of our directors, executive officers and employees. See “Management—Share Incentive Awards.”

Shareholders Agreement

We entered into a Fifth Amended and Restated Shareholders Agreement with our shareholders on January 10, 2020. The shareholders agreement provides for certain preferential rights, including, among other things, information right, certain corporate governance rights, prohibition on transfer of shares and right of co-sale. These preferential rights will automatically terminate upon completion of this offering.

Registration Rights

Pursuant to the Fifth Amended and Restated Shareholders Agreement dated January 10, 2020, we have granted certain registration rights to holder of our preferred shares. Such registration rights would terminate upon the earlier of (i) the date that is five (5) years after the closing of an IPO, or (ii) such time at which all registrable securities held by the holders of our preferred shares may be sold without restriction under Rule 144(k) of the Securities Act within a ninety-day period. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Right. At any time after the earlier of (i) the five (5) year after the closing of Series A+ financing (i.e. August 27, 2015) or (ii) the date that is six (6) months following the taking effect of a registration statement of an IPO, holder(s) together holding ten percent (10%) or more of the outstanding registrable securities may request in writing that we file a registration statement under Securities Act covering at least fifteen percent (15%) of the registrable securities. Within twenty (20) days after receipt of such a request, we shall use our best efforts to effect a registration of the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration. We are not be obligated to effect more than three (3) such registrations pursuant to the demand registration right, and we are not obligated to register registrable securities if we have, within the six-month period preceding the date of such request, effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights or Form F-3 registration right, or in which the holders had an opportunity to participate in a piggyback registration, unless the registrable securities of the holders were excluded from such registration. In addition, we have the right to defer filing of a registration statement for a period up to ninety (90) days after receipt of such request if, in the good faith judgment of our board of directors, the filing of a registration statement would be materially detrimental to us and our shareholders, but we cannot exercise this right more than once in any twelve-month period. Neither can we register any other of our shares during such twelve-month period.

Piggyback Registration Right. If we propose to file a registration statement under the Securities Act for purposes of effecting a public offering of our securities (including registration statements relating to secondary offerings of our securities, but excluding registration statements relating to a demand registration or a piggyback registration, or to any employee benefit plan or a corporate reorganization), we must afford holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities then held.

Registration on Form F-3. Any holder of registrable securities may request us in writing to effect a registration on the Form F-3 (or an equivalent registration in a jurisdiction outside of the U.S.) and any related qualification or compliance with respect to the registrable securities owned by such holder. Upon such request, we shall cause the registrable securities specified in the request, together with any registrable securities of any holder who requests in writing to join such registration, to be registered and effect any related qualification or compliance, provided that (i) Form F-3 is available for such offering by the holder, (ii) the registrable securities proposed to be sold to the public has an aggregate price in an amount of not less than US$500,000, and (iii) in no jurisdiction in which we would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance. We are not obligated to register registrable securities if we have, within the six-month period preceding the date of such request, effected a registration under the Securities Act, unless the registrable securities of the holders were excluded from such registration. In addition, we have the right to defer filing of the Form F-3 registration statement no more than once during any twelve-month period and for a period up to sixty (60) days after receipt of such request if, in the good faith judgment of our board of directors, the filing of a registration statement would be materially detrimental to us and our shareholders, provided that we will not register any other of our shares during such sixty-day period.

Expenses of Registration. We will pay all expenses relating to registration, fillings or qualifications, with certain limited exception, and each holder participating in a registration will bear its proportionate share of all selling expenses or other amounts payable to underwriters or brokers, if any, in connection with the offering by such holder.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in              Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at             .

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms apart. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the U.S. by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. The depositary will hold any cash amounts it is unable to distribute in a non-interest-bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the U.S. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•

Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•

Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the U.S. for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of             , as depositary for the benefit of holders of ADRs or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	to receive any notice or to act in respect of other matters all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. No voting instructions may be deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote. Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by law or regulations, or by the requirements of the stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of, or solicitation of consents or proxies from, holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such holders with, or otherwise publicizes to such holders, instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

Under our constituent documents the depositary would be able to provide us with voting instructions without having to personally attend meetings in person or by proxy. Such voting instructions may be provided to us via facsimile, email, mail, courier or other recognized form of delivery and we agree to accept any such delivery so long as it is timely received prior to the meeting. We will endeavor to provide the depositary with written notice of each meeting of shareholders promptly after determining the date of such meeting so as to enable it to solicit and receive voting instructions. In general, the depositary will require that voting instructions be received by the depositary no less than five business days prior to the date of each meeting of shareholders. Under the post-offering memorandum and articles of association that we expect to adopt, the minimum notice period required to convene a general meeting is seven days. The depositary may not have sufficient time to solicit voting instructions, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Notwithstanding the above, we have advised the depositary that under the Cayman Islands law and our constituent documents, each as in effect as of the date of the deposit agreement, voting at any meeting of shareholders is by show of hands unless a poll is (before or on the declaration of the results of the show of hands)

demanded. In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with our constituent documents, the depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the depositary from holders shall lapse. The depositary will not demand a poll or join in demanding a poll, whether or not requested to do so by holders of ADSs.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are canceled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$ per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$ per ADS for any cash distribution made pursuant to the deposit agreement;

•

a fee of up to US$             per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•

reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•

a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares and there would be a fee of five cents per ADS outstanding);

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, including, without limitation, any PRC Enterprise Income Tax owing if the Circular Guoshuifa [2009] No. 82 issued by the SAT or any other circular, edict, order or ruling, as issued and as from time to time amended, is applied or otherwise, such tax or other governmental charge shall be paid by the holder thereof to the depositary and by holding or having held an ADR the holder and all prior holders thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect thereof. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADS Holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•

payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•

the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•

any present or future law, rule, regulation, fiat, order or decree of the U.S., the Cayman Islands, China or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•

it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of             . The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide extraordinary services such as attendance at annual meetings of issuers of securities. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each holder and beneficial owner and/or holder of interests in ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or the company directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory).

The depositary may own and deal in any class of our securities and in ADSs.

Jurisdiction and Arbitration

The laws of the State of New York govern the deposit agreement and the ADSs. We have agreed with the depositary that the federal or state courts in the City of New York shall have exclusive jurisdiction to hear and determine any dispute arising from or in connection with the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement, including any claims under the U.S. federal securities laws and claims not in connection with this offering, to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. As arbitration provisions in commercial agreements have generally been respected by federal courts and state courts of New York, we believe that the arbitration provision in the deposit agreement is enforceable under federal law and the laws of the State of New York. Although ADS holders, including holders that acquired ADSs in a secondary transaction, beneficial owners of ADSs and holders of interest in the ADSs, are subject to the arbitration provisions of the deposit agreement, the arbitration provisions do not preclude ADS holders from pursuing claims under the U.S. federal securities laws in federal courts. The arbitration provision of the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of the Company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, each party to the deposit agreement (including each holder, beneficial owner and holder of interest in the ADSs) waives the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claims under the U.S. federal securities laws and claims not in connection with this offering. If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable based upon the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. ADS holders, including holders that acquired ADSs in a secondary transaction, are subject to these provisions of the deposit agreement to the extent permitted by applicable law. The waiver of the right to a jury trial contained in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of ADSs of the Company’s or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may issue ADSs prior to the receipt of shares (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares (which ADSs will promptly be canceled by the depositary upon receipt by the depositary). Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares in its records and to hold such shares in trust for the depositary until such shares are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to pre-released ADSs outstanding), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided in connection with pre-release transactions, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•

appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf. Notwithstanding the foregoing, any action based on the deposit agreement or the transactions contemplated thereby may be instituted by the depositary and holders in any competent court in the Cayman Islands, Hong Kong, China and/or the U.S. or through the commencement of an English language arbitration either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).]

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have              ADSs outstanding, representing approximately         % of our outstanding ordinary shares, assuming the underwriters do not exercise their over-allotment option. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. We intend to apply to list the ADSs on the [NYSE/Nasdaq Global Market], but we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

We have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or ADSs or securities that are substantially similar to our ordinary shares or ADSs, including but not limited to any options or warrants to purchase our ordinary shares, ADSs or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares, ADSs or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, [each of our officers, directors and shareholders [and certain option holders]] has also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities that are substantially similar to our ordinary shares or ADSs. [These restrictions also apply to any ADSs acquired by our directors and executive officers in the offering pursuant to the directed share program, if any. These parties collectively own [all of] our outstanding ordinary shares, without giving effect to this offering.]

The restrictions described in the preceding paragraphs will be automatically extended under certain circumstances. See “Underwriting.”

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares may dispose of significant numbers of our ADSs or ordinary shares in the future. We cannot predict what effect, if any, future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the trading price of our ADSs from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ADSs.

Rule 144

All of our ordinary shares that will be outstanding upon completion of this offering, other than those ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the U.S. only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•

1% of the then outstanding ordinary shares of the same class, represented by ADSs or otherwise, which immediately after this offering will equal              ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•

the average weekly trading volume of our ordinary shares of the same class, represented by ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding equity incentive awards granted prior to this offering or that may be issued pursuant to equity awards which may be granted in future under our Share Option Plan. We expect to file the registration statement on Form S-8 as soon as practicable after the date of this prospectus. Shares registered on Form S-8 generally may be sold in the open market, except to the extent that the shares are subject to vesting restrictions or lock-up or other contractual restrictions.

TAXATION

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the U.S.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our ADSs or ordinary shares or on an instrument of transfer in respect of our ADSs or ordinary shares.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with a “de facto management body” within China is considered as a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Circular Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China. In 2011, the SAT issued the Administrative Measures for Enterprise Income Tax of Chinese-Controlled Overseas Incorporated Resident Enterprises (Trial Version), or Bulletin No. 45, which further clarifies certain issues related to the determination of tax resident status and competent tax authorities. It also specifies that when provided with a copy of Recognition of Residential Status from a resident Chinese-controlled offshore-incorporated enterprise, a payer does not need to withhold income tax when paying certain PRC-sourced income such as dividends, interest and royalties to such Chinese-controlled offshore-incorporated enterprise.

We believe that we are not a PRC resident enterprise for PRC tax purposes. We are not controlled by a PRC enterprise or PRC enterprise group and we do not believe that we meet all of the conditions above. We are a company incorporated outside China and our records (including the minutes and resolutions of our board of directors and the resolutions of our shareholders) are maintained outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in the PRC—You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our ADSs.”

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our Class A ordinary shares or ADSs by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold, or dispose of Class A ordinary shares or ADSs. In particular, this summary is directed only to U.S. Holders that hold Class A ordinary shares or ADSs as capital assets and does not address particular tax consequences that may be applicable to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to mark to market, financial institutions, insurance companies, tax-exempt entities, regulated investment companies, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or the partners therein), holders that own or are treated as owning 10% or more of our stock by vote or value, persons holding Class A ordinary shares or ADSs as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of Class A ordinary shares or ADSs.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Class A ordinary shares or ADSs that is a citizen or resident of the U.S. or a U.S. domestic corporation or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such Class A ordinary shares or ADSs.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the Class A ordinary shares or ADSs, including the relevance to your particular situation of the considerations discussed below and any consequences arising under foreign, state, local or other tax laws.

ADSs

[In general, if you are a U.S. Holder of ADSs, you will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying Class A ordinary shares that are represented by those ADSs.] References to “shares” below apply to both Class A ordinary shares and ADSs, unless the context indicates otherwise.

Taxation of Dividends

As discussed in “Dividend Policy,” we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future after this offering. Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distribution of cash or property with respect to our shares (including amounts, if any, withheld in respect of PRC taxes) that is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, in the case of Class A ordinary shares, or the date the depositary receives the dividends, in the case of ADSs, and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Code.

We do not expect to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by a non-corporate U.S. Holder with respect to the shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on shares will be treated as qualified dividends if:

•

the shares are readily tradable on an established securities market in the U.S. or we are eligible for the benefits of a comprehensive tax treaty with the U.S. that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

•	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ADSs will be listed on the [NYSE/NASDAQ Global Market], and will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. Holders should consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular circumstances.

Because the Class A ordinary shares are not themselves listed on a U.S. exchange, dividends received with respect to shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders should consult their own tax advisors regarding the potential availability of the reduced dividend tax rate in respect of shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Taxation—PRC Taxation”), a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our shares. In that case, we may, however, be eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “Treaty”). If we are eligible for such benefits, dividends we pay on shares would be eligible for the reduced rates of taxation described above (assuming we are not a PFIC in the year the dividend is paid or the prior year).

Dividend distributions with respect to our shares generally will be treated as “passive category” income from sources outside the U.S. for purposes of determining a U.S. Holder’s U.S. foreign tax credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any PRC income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such PRC income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Holders that receive distributions of additional shares or rights to subscribe for shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” upon a sale, exchange or other taxable disposition of the shares, U.S. Holders will realize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares, both as determined in U.S. dollars. Such gain or loss will be capital gain or loss, and will generally be long-term capital gain or loss if the shares have been held for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the shares generally will be treated as U.S.- source income for U.S. foreign tax credit purposes. Consequently, if a PRC tax is imposed on the sale or disposition of the shares (see “Taxation—PRC Taxation”), a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such PRC tax. However, in the event that gain from the disposition of the shares is subject to tax in the PRC, and a U.S. Holder is eligible for the benefits of the Treaty, such U.S. Holder may elect to treat such gain as PRC source gain under the Treaty. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the shares.

Deposits and withdrawals of Class A ordinary shares by U.S. Holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets (based on an average of the quarterly values) that produce or are held for the production of passive income is at least 50 percent (the “asset test”).

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income. If we own at least 25% (by value) of the stock of another corporation, for purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. Although the law in this regard is not entirely clear, we treat our VIE as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it.

Based on our audited financial statements, the manner in which we conduct our business, relevant market data and our current expectations regarding the value and nature of our assets and the sources and nature of our income, we do not anticipate being a PFIC for our current taxable year or in the foreseeable future. However, because the PFIC tests must be applied each year, and the composition of our income and assets and the value of our assets may change, and because the treatment of our VIE for U.S. federal income tax purposes is not entirely clear, it is possible that we may be a PFIC in the current or a future taxable year. In particular, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we are a PFIC also may be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we do not deploy significant amounts of cash for active purposes, our risk of being a PFIC may increase.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds shares and such U.S. Holder does not make the election described below, such U.S. Holder will be subject to a special tax at ordinary income tax rates on “excess distributions” (generally, any distributions that a U.S. Holder receives in a taxable year that are greater than 125 percent of the average annual distributions that such U.S. Holder has received in the preceding three taxable years, or its holding period, if shorter), as well as any gain that such U.S. Holder recognizes on the sale or other disposition of its shares. Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the shares, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year.

Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of shares at death.

If we are a PFIC and we have any direct, and in certain circumstances, indirect subsidiaries that are PFICs (each a “Subsidiary PFIC”), a U.S. Holder will be treated as owning its pro rata share of the stock of each such Subsidiary PFIC and will be subject to the PFIC rules with respect to each such Subsidiary PFIC.

A U.S. Holder may be able to avoid the unfavorable rules described above by electing to mark its ADSs to market, provided the ADSs are considered “marketable.” The ADSs will be marketable if they are regularly traded on one of certain qualifying stock exchanges[, including the NYSE/NASDAQ Global Market]. It should be noted that only the ADSs and not the Class A ordinary shares will be listed on [the NYSE/NASDAQ Global Market]. Consequently, a U.S. Holder that holds Class A ordinary shares that are not represented by ADSs may not be eligible to make a mark-to-market election. Shares will be considered to be regularly traded (i) during the current calendar year, if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year, if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

If the U.S. Holder makes a mark-to-market election with respect to its ADSs, the holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of its ADSs at year-end over the holder’s basis in those ADSs. If at the end of the U.S. Holder’s taxable year for a year in which we were a PFIC, the holder’s basis in the ADSs exceeds their fair market value, the holder will be entitled to deduct the excess as an ordinary loss, but only to the extent of the holder’s net mark-to-market gains from previous years. The holder’s adjusted tax basis in the ADSs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain the U.S. Holder recognizes upon the sale or other disposition of its ADSs in a year in which we were a PFIC will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of the U.S. Holder’s net mark-to-market gains from previous years. However, a U.S. Holder will not be able to make a mark-to-market election with respect to the stock of any Subsidiary PFIC. Therefore, if we are a PFIC, the mark-to-market election will not be available to mitigate the adverse tax consequences attributable to any Subsidiary PFIC.

Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

The unfavorable rules described above may also be avoided if a U.S. Holder is eligible for and makes a valid qualified electing fund election, or QEF election. If a QEF election is made, such U.S. Holder generally will be required to include in income on a current basis its pro rata share of the PFIC’s ordinary income and net capital gains, regardless of whether or not such earnings and gains are actually distributed to such U.S. Holder. We do not intend, however, to prepare or provide the information that would enable U.S. Holders to make QEF elections.

A U.S. Holder that owns an equity interest in a PFIC generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

Foreign Financial Asset Reporting

Certain U.S. Holders that own specified foreign financial assets with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. Specified foreign financial assets include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on shares to a U.S. Holder and proceeds from the sale or other disposition of the shares by a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

A holder that is not a U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom BofA Securities, Inc. and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below:

Name	Number of ADSs

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                  additional ADSs at the public offering price listed on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.

The following table sets forth the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                  ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately US$            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to US$            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

Some of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC.

The address of BofA Securities, Inc. is One Bryant Park, New York, NY 10036, United States of America. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036, United States of America.

We will apply to list our ADSs on the [NYSE / NASDAQ Global Market] under the trading symbol “                 .”

We and [all directors and officers and the holders of all of our outstanding shares and share options] have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8); or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs,

whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs, or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•

the issuance by the Company of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by any person other than us relating to ordinary shares, ADSs or other securities acquired in open market transactions after the completion of the offering of the ADSs; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the ordinary shares, ADSs or other securities acquired in such open market transactions; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that (i) such plan does not provide for the transfer of ordinary shares or ADSs during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares or ADSs may be made under such plan during the restricted period.

The representatives, in their sole discretion, may release the ordinary shares, ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary share of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

[Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to                  ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus].

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Selling Restrictions

No action may be taken in any jurisdiction other than the U.S. that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

a)	you confirm and warrant that you are either:

i)	“sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

ii)

“sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

iii)	person associated with the company under section 708(12) of the Corporations Act; or

iv)	“professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance;

b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State unless the prospectus has been approved by the competent authority in such Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that

Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

by the underwriters to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive; provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (1) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (2) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

France. Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany. This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel. The ADSs offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered. Any resale in Israel, directly or indirectly, to the public of the ADSs offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy. The offering of ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs may not be distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter. b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea. The ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Korea Securities and Exchange Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The ADSs have not been and will not be registered under the Financial Investment Services and Capital Markets Act of Korea and the decrees and regulations thereunder, and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland. The ADSs will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ADSs.

Taiwan. The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates. This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange application and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Fee
Stock Exchange Application and Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous

Total	US$

LEGAL MATTERS

We are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to U.S. federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to U.S. federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder (Hong Kong) LLP. Certain legal matters as to PRC law will be passed upon for us by Shihui Partners and for the underwriters by Jingtian & Gongcheng. Cleary Gottlieb Steen & Hamilton LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Shihui Partners with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Burning Rock Biotech Limited as of and for the years ended December 31, 2018 and 2017 and for the nine months ended September 30, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The office of Ernst & Young Hua Ming LLP is located at 18th Floor, Ernst & Young Tower, 13 Zhujiang East Road, Tianhe District, Guangzhou, Guangdong, People’s Republic of China.

This prospectus contains information from a report commissioned by us and prepared by China Insights Consultancy, an independent market research firm, which contains data regarding the market size and competitive landscape of the markets we operate in.

The office of CIC is located at 10F, Block B, Jing’an International Center, 88 Puji Road, Jing’an District, Shanghai 200070, the PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in this offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. We maintain our website at http://www.brbiotech.com.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

BURNING ROCK BIOTECH LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Burning Rock Biotech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Burning Rock Biotech Limited (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for the years ended December 31, 2017 and 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2017 and 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.

Guangzhou, the People’s Republic of China

November 4, 2019, except for Note 19, as to which the date is December 9, 2019

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2017	2018
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents		54,789	93,341	13,059
Restricted cash		—	1,993	279
Short-term investment		130,684	36,787	5,147
Accounts receivable (net of allowances of RMB920 and RMB1,827 (US$256) as of December 31, 2017 and 2018, respectively)	4	39,877	34,807	4,869
Contract assets		1,355	713	100
Amounts due from related parties	16	15,690	16,390	2,293
Inventories	5	16,804	49,055	6,861
Prepayments and other current assets	6	39,731	59,903	8,381

Total current assets		298,930	292,989	40,989

Non-current assets:
Long-term investment		35,023	—	—
Equity method investment		2,310	1,990	278
Property and equipment, net	7	60,691	69,582	9,735
Intangible assets, net	8	516	482	67
Other non-current assets		2,862	7,631	1,068

Total non-current assets		101,402	79,685	11,148

TOTAL ASSETS		400,332	372,674	52,137

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB173,463 and RMB282,271 (US$39,491) as of December 31, 2017 and 2018, respectively):

Accounts payable		14,255	16,267	2,276
Deferred revenue		28,582	55,846	7,813
Amounts due to a related party	16	3,131	3,289	460
Capital lease obligations, current	7	—	2,668	373
Accrued liabilities and other current liabilities	9	17,210	30,354	4,247
Short-term borrowings	10	10,000	7,000	979
Current portion of long-term borrowings	10	4,877	40,058	5,604
Convertible notes, current	11	—	129,216	18,078

Total current liabilities		78,055	284,698	39,830

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of nil and RMB85,898 (US$12,017) as of December 31, 2017 and 2018, respectively):

Deferred government grants		—	1,990	278
Capital lease obligations	7	—	5,689	796
Long-term borrowings	10	33,964	87,641	12,261
Convertible notes	11	119,827	—	—

Total non-current liabilities		153,791	95,320	13,335

TOTAL LIABILITIES		231,846	380,018	53,165

Commitments and contingencies	17

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,			Pro forma shareholders’ deficit as of December 31,
	Notes	2017	2018		2018
		RMB	RMB	US$	RMB	US$
					(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT (CONTINUED)

Mezzanine equity:
Series A convertible preferred shares (par value of US$0.0001 per share; 66,890,613 and 66,640,644 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	12	157,749	171,494	23,993	—	—
Series B convertible preferred shares (par value of US$0.0001 per share; 25,378,433 and 25,537,431 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	12	382,893	424,624	59,407	—	—

Total mezzanine equity		540,642	596,118	83,400	—	—

Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 407,730,954 and 407,821,925 shares authorized; 44,759,845 and 46,334,461 shares issued and outstanding as of December 31, 2017 and 2018)		28	29	4	—	—
Class A ordinary shares (par value of US$0.0001 per share; 95,860,798 issued and outstanding, pro forma)		—	—	—	61	9
Class B ordinary shares (par value of US$0.0001 per share; 42,651,738 issued and outstanding, pro forma)		—	—	—	27	4
Additional paid-in capital		18,216	23,311	3,261	619,370	86,652
Accumulated deficits		(379,524)	(611,997)	(85,622)	(611,997)	(85,622)
Accumulated other comprehensive loss		(10,876)	(14,805)	(2,071)	(14,805)	(2,071)

Total shareholders’ deficit		(372,156)	(603,462)	(84,428)	(7,344)	(1,028)

TOTAL LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ DEFICIT		400,332	372,674	52,137

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		For the years ended December 31,
	Notes	2017	2018
		RMB	RMB	US$
Revenues:
Revenues from services		106,751	180,187	25,209
Revenues from sales of products		4,415	28,680	4,012

Total revenues	3	111,166	208,867	29,221

Cost of revenues:
Cost of services		(37,616)	(60,688)	(8,491)
Cost of goods sold		(1,854)	(13,120)	(1,836)

Total cost of revenues		(39,470)	(73,808)	(10,327)

Gross profit		71,696	135,059	18,894

Operating expenses:
Research and development expenses		(49,022)	(105,299)	(14,732)
Selling and marketing expenses (including related party amounts of RMB1,214 and RMB1,225 (US$171) for the years ended December 31, 2017 and 2018, respectively)	16	(67,505)	(102,857)	(14,390)
General and administrative expenses		(76,036)	(88,299)	(12,353)

Total operating expenses		(192,563)	(296,455)	(41,475)

Loss from operations		(120,867)	(161,396)	(22,581)

Interest expense, net		(9,861)	(16,612)	(2,324)
Other expense, net		(32)	(488)	(68)
Foreign exchange (loss) gain, net		(515)	999	140

Loss before income tax		(131,275)	(177,497)	(24,833)

Income tax expenses	14	—	—	—

Net loss		(131,275)	(177,497)	(24,833)

Net loss attributable to Burning Rock Biotech Limited’s shareholders		(131,275)	(177,497)	(24,833)
Accretion of convertible preferred shares		(53,276)	(54,849)	(7,674)

Net loss attributable to ordinary shareholders		(184,551)	(232,346)	(32,507)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		For the years ended December 31,
	Notes	2017	2018
		RMB	RMB	US$
Loss per share:	15
Basic and diluted		(5.10)	(5.19)	(0.73)
Weighted average shares outstanding used in loss per share computation:	15
Basic and diluted		36,178,203	44,757,750	44,757,750
Pro forma loss per share (unaudited):	15
Basic and diluted			(1.30)	(0.18)
Weighted average shares outstanding used in pro forma loss per share computation (unaudited):	15
Basic and diluted			136,935,825	136,935,825
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments		(3,652)	(3,929)	(550)

Total comprehensive loss		(134,927)	(181,426)	(25,383)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders		(134,927)	(181,426)	(25,383)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ deficit
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	47,189,062	30	14,163	(185,910)	(7,224)	(178,941)
Net loss	—	—	—	(131,275)	—	(131,275)
Other comprehensive loss	—	—	—	—	(3,652)	(3,652)
Accretion of convertible preferred shares	—	—	—	(53,276)	—	(53,276)
Repurchase of ordinary shares (note 16)	(2,429,217)	(2)	—	(9,063)	—	(9,065)
Share-based compensation	—	—	4,053	—	—	4,053

Balance as of December 31, 2017	44,759,845	28	18,216	(379,524)	(10,876)	(372,156)

Net loss	—	—	—	(177,497)	—	(177,497)
Other comprehensive loss	—	—	—	—	(3,929)	(3,929)
Repurchase of convertible preferred shares (note 12)	—	—	—	(127)	—	(127)
Accretion of convertible preferred shares	—	—	—	(54,849)	—	(54,849)
Exercise of share options (note 13)	1,637,108	1	—	—	—	1
Repurchase of ordinary shares (note 16)	(62,492)	—	—	—	—	—
Share-based compensation	—	—	5,095	—	—	5,095

Balance as of December 31, 2018	46,334,461	29	23,311	(611,997)	(14,805)	(603,462)

Balance as of December 31, 2018 (US$)	46,334,461	4	3,261	(85,622)	(2,071)	(84,428)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(131,275)	(177,497)	(24,833)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,313	24,679	3,453
Allowance for doubtful accounts	767	907	127
Inventory write down	331	—	—
Loss on disposal of equipment	—	37	5
Share of loss from equity method investee	63	422	59
Share-based compensation	4,053	5,095	713
Accrued interest	5,838	3,738	523

Changes in operating assets and liabilities:
Inventories	(489)	(32,251)	(4,512)
Accounts receivable	(31,163)	4,163	582
Contract assets	(1,355)	642	90
Prepayments and other current assets	(16,994)	(20,172)	(2,822)
Amount due from related parties	(15,540)	(31)	(4)
Other non-current assets	78	(3,112)	(435)
Accounts payable	9,570	2,202	308
Deferred revenue	22,774	27,264	3,814
Amount due to a related party	3,132	—	—
Accrued liabilities and other current liabilities	(4,804)	13,144	1,839
Deferred government grants	—	1,990	278

Net cash used in operating activities	(133,701)	(148,780)	(20,815)

Cash flows from investing activities:
Proceeds from maturity of short-term investment	—	130,684	18,283
Proceeds from disposal of equipment	17	122	17
Prepayment of property and equipment	—	(1,381)	(193)
Purchase of property and equipment	(22,440)	(23,187)	(3,244)
Purchase of intangible assets	(574)	(147)	(21)
Purchase of long-term investment	(35,023)	—	—
Purchase of short-term investment	(130,684)	—	—
Purchase of investment in equity method investee	(2,373)	—	—

Net cash (used in) generated from investing activities	(191,077)	106,091	14,842

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Cash flows from financing activities:
Proceeds from long-term borrowings	30,000	96,606	13,516
Capital lease obligations payments	—	(2,545)	(356)
Proceeds from issuance of convertible preferred shares	234,554	2,000	280
Proceeds from issuance of convertible notes	117,225	—	—
Repurchase of ordinary shares	(9,063)	—	—
Repayment of short-term borrowings	—	(3,000)	(420)
Repayment of convertible notes	(13,778)	—	—
Repayment of long-term borrowings	(4,772)	(8,168)	(1,143)
Repurchase of convertible preferred shares	—	(1,500)	(210)

Net cash generated from financing activities	354,166	83,393	11,667

Effect of exchange rate on cash, cash equivalents and restricted cash	(11,406)	(159)	(21)

Net increase cash, cash equivalents and restricted cash	17,982	40,545	5,673

Cash, cash equivalents and restricted cash at the beginning of year	36,807	54,789	7,665

Cash, cash equivalents and restricted cash at the end of year	54,789	95,334	13,338

Supplemental disclosures of cash flow information:
Interest expense paid	7,627	13,830	1,935
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	(787)	(190)	(27)
Purchase of property and equipment included in capital lease obligations	—	7,573	1,060
Conversion of convertible notes into Series B convertible preferred shares	110,485	—	—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	54,789	93,341	13,059
Restricted cash	—	1,993	279

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	54,789	95,334	13,338

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION

Burning Rock Biotech Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on March 10, 2014. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE. The Company, together with its subsidiaries, VIE and VIE’s subsidiaries (collectively, the “Group”) are principally engaged in the developing and providing cancer therapy selection test in the People’s Republic of China (the “PRC”).

As of December 31, 2018, the Company’s principal subsidiaries, VIE and VIE’s subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
BR Hong Kong Limited	April 1, 2014	Hong Kong	100%	Holding Company

Beijing Burning Rock Biotech Co., Ltd. (the “WFOE”)	June 13, 2014	PRC	100%	Trading Company

Burning Rock Biotechnology (Shanghai) Co., Ltd.	July 4, 2016	PRC	100%	Research and development

VIE
Burning Rock (Beijing) Biotechnology Co., Ltd.	January 7, 2014	PRC	Nil	Holding Company

VIE’s subsidiaries
Guangzhou Burning Rock Dx Co., Ltd.	March 18, 2014	PRC	Nil	Cancer therapy selection test and sales of reagent kits

Guangzhou Burning Rock Medical Equipment Co., Ltd.	January 6, 2015	PRC	Nil	Facilitation of laboratory equipment sales

Guangzhou Burning Rock Biotechnology Co.,Ltd.	January 23, 2018	PRC	Nil	Cancer therapy selection test and sales of reagent kits

To comply with PRC laws and regulations which prohibit and restrict foreign ownership of business involving the development and application of genomic diagnosis and treatment technology, the Group conducts its business in the PRC principally through the VIE and the VIE’s subsidiaries. The equity interests of the VIE are legally held by PRC shareholders (the “Nominee Shareholders”).

Despite the lack of technical majority ownership, the Company through the wholly foreign owned entity (“the WFOE”) has effective control of the VIE through a series of contractual arrangements (the “VIE agreements”) and a parent-subsidiary relationship exists between the WFOE and the VIE since 2014. Through the VIE agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, and therefore, the WFOE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WFOE also has the right to receive economic benefits that potentially could be significant to the VIE. Therefore, the WFOE is considered the primary

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

beneficiary of the VIE and consolidates the VIE in accordance with Accounting Standards Codification (“ASC”) Topic 810-10 (“ASC 810-10”), Consolidation: Overall.

The following is a summary of the VIE agreements:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into amongst the WFOE and the VIE on June 20, 2014, the WFOE provides exclusive business support, technology services and consulting services in return for service fees, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for the ones appointed by the WFOE. The agreement was effective for 20 years from June 20, 2014 and automatically renew for 10 years if all parties have no objection.

Power of Attorney

The Nominee Shareholders signed Power of Attorney on June 20, 2014 to irrevocably appoint the WFOE, or its designated party, as the attorney-in-fact to exercise rights on the Nominee Shareholders’ behalf any and all rights that such shareholder has in respect of its equity interest in the VIE such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the equity interests held by such shareholder, or of the assets held by the VIE. This agreement will remain effective until it is terminated by the WFOE.

Exclusive Option Agreement

Pursuant to the exclusive option agreements entered into amongst the VIE, the Nominee Shareholders and the WFOE on June 20, 2014, the Nominee Shareholders irrevocably granted the WFOE an exclusive option to request the Nominee Shareholders to transfer or sell any part or all of its equity interests in the VIE to the WFOE, or its designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Any proceeds received by the Nominee Shareholders from the exercise of the right shall be remitted to the WFOE, to the extent permitted under the PRC laws. Without the WFOE’s prior written consent, the VIE and the Nominee Shareholders may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and request any dividends or other form of assets. This agreement is not terminated until all of the equity interest of the VIE has been transferred to the WFOE or the person(s) designated by the WFOE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreements entered into amongst the WFOE, the VIE and the Nominee Shareholders on June 20, 2014, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the exclusive business cooperation agreement. The WFOE is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIE or any of the Nominee Shareholders breaches its contractual obligations, the WFOE is entitled to

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Equity Interest Pledge Agreement (Continued)

certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of VIE in accordance with PRC law. The Nominee Shareholders agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE, without the prior consent of the WFOE.

The Power of Attorney, Exclusive Option Agreement and Equity Interest Pledge Agreement were amended and restated on August 27, 2015, July 1, 2016, April 19, 2018 and January 4, 2019 to reflect the new nominee shareholders appointed by the Series A, Series B and Series C preferred shareholders and the resulting equity ratio adjustments from the preferred shareholders’ investment.

On October 21, 2019, the VIE Agreements were supplemented by the following terms:

(1)	Exclusive option agreement

•

The VIE irrevocably grants the WFOE an exclusive asset purchase option whereby the WFOE has the right to purchase or designate another party to purchase part or all of the assets of the VIE as permitted under the PRC laws. The purchase price of the VIE’s assets is equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher; and

•	The WFOE has the right to unilaterally amendment, supplement and termination of this agreement.

(2)	Exclusive Business Cooperation Agreement

•

In exchange for these services, the VIE will pay a service fee, equal to the VIE’s profit before tax, after recovering any accumulated losses of the VIE and its subsidiaries from the preceding fiscal year, and deducting working capital, expenses, tax and a reasonable amount of operating profit according to applicable tax law principles and tax practice; and

•

The agreement will be in effect for 10 years unless the WFOE unilaterally terminates the agreement by giving written notification at least thirty days prior to the expiration of the agreement. The WFOE may at its sole discretion unilaterally extend the term of this agreement prior to its expiration upon notice to the VIE.

(3)	Equity Interest Pledge Agreement

•

The Nominee Shareholders pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the performance of these Nominee Shareholders and the VIE’s obligations under the power of attorney, the exclusive option agreement and the exclusive business cooperation agreement; and

•	This agreement will remain effective until all the contractual obligations have been satisfied in full under all the agreements mentioned above.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(4)	Financial support undertaking letter

•

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIE or its Nominee Shareholders do not have sufficient funds or are unable to repay.

(5)	Voting proxy agreement

•	Pursuant to the voting proxy agreement, the WFOE irrevocably and unconditionally commits to execute its rights under the power of attorney in accordance with the instructions from the Company.

As a result of the amended agreements on October 21, 2019, the power and the rights pursuant to the power of attorney have since been effectively reassigned to the Company which has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. The Company and the WFOE, as a group of related parties, hold all of the variable interests of the VIE. The Company has been determined to be most closely associated with the VIE within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIE since October 2019. As the VIE was subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the VIE Agreements were supplemented, the change of the primary beneficiary of the VIE was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the WFOE and its VIE is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the VIE and their shareholders are valid and binding, and not in violation of current PRC laws or regulations; (iii) the voting proxy agreement between the Company and the WFOE is valid in accordance with the articles of association of the Company and Cayman Islands Law.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following table set forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Group’s consolidated balance sheets:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Cash and cash equivalents	31,416	56,623	7,922
Restricted cash	—	1,993	279
Accounts receivable (net of allowances of RMB914 and RMB1,750 (US$245) as of December 31, 2017 and 2018, respectively)	16,822	30,735	4,300
Contract assets	1,355	713	100
Amounts due from related parties	2,014	2,044	286
Inter-company receivables*	5,105	6,587	922
Inventories	12,672	45,928	6,426
Prepayments and other current assets	14,698	32,785	4,587

Total current assets	84,082	177,408	24,822

Property and equipment, net	13,540	24,103	2,955
Intangible assets, net	409	455	64
Other non-current assets	851	4,726	1,078

Total non-current assets	14,800	29,284	4,097

TOTAL ASSETS	98,882	206,692	28,919

Accounts payable	2,608	12,608	1,764
Deferred revenue	28,582	55,846	7,813
Inter-company payables*	143,456	202,087	28,273
Capital lease obligations, current	—	2,668	373
Accrued liabilities and other current liabilities	13,068	25,856	3,617
Short-term borrowings	10,000	7,000	979
Current portion of long-term borrowings	—	457	64

Total current liabilities	197,714	306,522	42,883

Deferred government grant	—	1,990	278
Capital lease obligations	—	5,689	796
Long-term borrowings	—	78,219	10,943

Total non-current liabilities	—	85,898	12,017

TOTAL LIABILITIES	197,714	392,420	54,900

*	Inter-company receivables/payables represent balances of VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the results of operations of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of comprehensive loss:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Revenues	108,820	204,310	28,584
Net loss	(83,427)	(93,455)	(13,075)

The table sets forth the cash flows of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of cash flows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Net cash generated from (used in) operating activities	(25,459)	(44,153)	(6,177)
Net cash used in investing activities	(3,204)	(7,908)	(1,106)
Net cash generated from financing activities	54,303	79,261	11,089

As of December 31, 2017 and 2018, there were no pledges or collateralization of the assets of the VIE and its subsidiaries. The amount of the net liabilities of the VIE and the VIE’s subsidiaries was RMB98,832 and RMB185,728 (US$25,981) as of December 31, 2017 and 2018, respectively. The creditors of the VIE and subsidiaries of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The VIE holds certain assets, including detection equipment and related equipment for use in their operations. The Company did not provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the periods presented.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompany consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries for which the Company is the primary beneficiary of the VIE. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates (Continued)

contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable and contract assets, inventory provision, standalone selling prices of performance obligations, and the useful lives and impairment of long-lived assets. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The functional currency of the Company and BR Hong Kong Limited is US$. The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company and the Company’s subsidiary outside PRC are translated from the functional currency to the reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as accumulated comprehensive income (loss) and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive loss.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.1477 per US$1.00 on September 30, 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Restricted cash

Restricted cash primarily represent deposits restricted in designated bank accounts for specific uses in relation to certain government grants received.

In November 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents and restricted cash in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Group early adopted the updated guidance retrospectively and presented restricted cash within the ending cash, cash equivalents and restricted cash balance on the Group’s consolidated statements of cash flows for the years ended December 31, 2017 and 2018.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and other factors. Accounts receivable are written off after all collection efforts have ceased.

Short-term investment

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investment held by the Group represented time deposit of remaining maturities of greater than three months but less than twelve months.

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (continued)

income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amount of cash and cash equivalents, short-term investment, accounts receivable, amounts due from and due to related parties, accounts payable and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amounts of long-term borrowings and long-term investment approximate their fair values since they bear interest rates which approximate market interest rates.

The fair value of the convertible notes was RMB115,209 and RMB139,652 (US$19,538) as of December 31, 2017 and 2018, respectively. The Group used the discounted cash flow method to calculate fair value and classified as Level 3 within the fair value hierarchy due to the lack of observable market data and activity.

The Group had no financial assets and liabilities measured and recorded at fair value on a recurring or nonrecurring basis as of December 31, 2017 and 2018.

Inventories

Inventories consist of raw materials, work in progress and finished goods which are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for decreases in sales price, obsolescence, or similar reductions in the estimated net realizable value; and are recorded in cost of sales.

Long-term investment

The Group’s long-term investments consist of time deposits with maturity over one year. Long-term investment held by the Group represented a two-year time deposit which was pledged to guarantee a banking facility provided to the VIE.

Equity method investment

Equity method investments represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

In January 2017, the Group acquired for 20.29% equity interest in EaSuMed Holding Ltd. with an amount of US$363. The Group exercised significant influence over the investee with its one seat on the board of directors

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity method investment (continued)

and accounted for its investment under the equity method. The Group recognized loss from equity method investment of RMB63 and RMB422 (US$59) for the years ended December 31, 2017 and 2018, respectively. No impairment loss was recognized for the periods presented.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated Useful Life
Machinery and laboratory equipment	5 years
Vehicles	6 years
Furniture and tools	5 years
Electronic equipment	3 years
Leasehold improvements	Lesser of lease terms or estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Computer software	3 years

The Group does not have any indefinite-lived intangible assets.

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets (continued)

asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

No impairment loss was recorded for the years ended December 31, 2017 and 2018.

Segment reporting

In accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM evaluates segment performance based on revenues and gross profit by the operating segments of central laboratory business, in-hospital business and pharma research and development services. No geographical segments are presented as substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenues are derived from within the PRC.

Revenue recognition

Effective January 1, 2017, the Group adopted ASU 2014-09, Revenue from contracts with Customers (Topic 606) using the full retrospective method. The Group derives revenues from its central laboratory business, in-hospital business and pharma research and development services. The Group recognizes revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The impact of adopting the new revenue standard was not material to the Group’s consolidated financial statements.

Revenue from central laboratory business

Revenue from central laboratory business is primarily generated through the sales of the Group’s cancer therapy selection test to individual patient customers. The individual patient prepays the consideration in full and the transaction price for each contract is fixed at contract inception. The patient can choose to purchase a single cancer therapy selection test or a package which consists of multiple cancer therapy selection tests of the same type or a combination of different types of cancer therapy selection tests. Each cancer therapy selection test represents a single performance obligation. Revenue is allocated to each performance obligation based on the relative standalone selling price method. The Group records revenue at a point in time, when each cancer therapy selection testing report is delivered to the patient.

The Group’s cancer therapy selection packages with multiple cancer therapy selection tests of the same type (“Monitoring Packages”) were launched in 2017. The Monitoring Packages expire two years from the date of

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenue from central laboratory business (Continued)

purchase. Based on historical usage rates, a portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration, referred to as a “breakage”. If the Group is expected to be entitled to a breakage amount, the expected breakage amount is recognized as revenue in proportion to the total number of tests performed for patients prior to the expiration date. If the Group is not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue when the package expires. The Group evaluates its breakage estimates periodically based upon its historical experience with each type of Monitoring Packages and other factors, such as recent usage pattern prior to the expiration period. For the years ended December 31, 2017 and 2018, the Group did not recognized breakage revenue due to the lack of historical experience. The historical usage rates may not be reflective of the actual usage rates due to changes in patients’ behavior and medical advancements. The determination of whether the Group has accumulated sufficient historical experience to determine breakage amount, and changes in the actual patients’ usage rates may significantly impact on the amount of breakage revenue recognized for the period.

Revenue from in-hospital business

Revenue from in-hospital business is primarily generated through the sales of reagent kits and the provision of the facilitation services for the laboratory equipment sales to hospitals. For the sale of reagent kits, the Group manufactures the reagent kits and sells to the hospitals when the hospitals make a purchase order. Each reagent kit represents a single performance obligation. The Group does not provide rights of return for the reagent kits sold other than returns of defective products. Revenue is allocated to each performance obligation based on a relative standalone selling price basis. The Group records revenue on the sales of reagent kits at a point in time when the reagent kits are delivered to the hospital.

For the facilitation services, the Group purchases the laboratory equipment from third-party suppliers when the hospital makes a purchase request and resells the laboratory equipment to the hospital. The Group acts as an agent in facilitating the sales of laboratory equipment arrangements as it does not control the laboratory equipment prior to its delivery to the hospitals and does not have inventory risks. The facilitation services for each piece of laboratory equipment represents a single performance obligation. The Group records revenue on a net basis at the point in time when the Group has completed its facilitation services.

Revenue from pharma research and development services

The Group provides pharma research and development services to the pharmaceutical companies for their development of new drugs for targeted therapies and immunotherapies on various types of cancers. The pharma research and development services include a range of cancer therapy selection testing services, analytical validation services and project management services. The Group will deliver an analysis report upon the completion of services. The testing services, analytical validation services and project management services are not distinct within the context of the contract because the Group is using these services as inputs to produce the analysis report. The Group recognizes services revenue over the period in which these services are provided because the Group does not create an asset with alternative use to the Group and the Group has an enforceable

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenue from pharma research and development services (Continued)

right to payment for the performance completed to date. The Group recognizes revenue using an output method to measure progress that utilizes cancer therapy selection testing performed to-date as its measure of progress.

Pharmaceutical companies may also separately engage the Group to perform multiple cancer therapy selection tests without an analysis of the test results. Each therapy selection test is capable of being distinct and separately identifiable from other promises in the contracts and therefore, represent distinct performance obligations. Revenue is allocated to each cancer therapy selection test using a relative standalone selling price basis. The Group records revenue at a point in time, when each cancer therapy selection test result is delivered to the pharmaceutical companies.

Contract assets and liabilities

When the Group satisfies its performance obligations by providing products or services to a customer before the customer pays consideration or before payment is due, the Group recognizes its rights to consideration as a contract asset, which is presented as “contract assets” on the consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. When a customer pays consideration before the Group provides products or services, the Group records its obligation as a contract liability, which is presented as “deferred revenue” on the consolidated balance sheets.

Deferred revenue increased by RMB27,264 (US$3,814), due to the increase in consideration received from the Group’s customers. The Group receives payments from customers based on a billing schedule as established in contracts. Revenue recognized that was included in deferred revenue balance at the beginning of the year was RMB5,808 and RMB26,587 (US$3,720) for the years ended December 31, 2017 and 2018, respectively. For both periods presented, there was no impairment of the Group’s contract assets.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially satisfied) as of December 31, 2017 and 2018 were RMB36,538 and RMB66,141 (US$9,253), respectively. The Group expects to recognize the related revenue within one year.

Value added taxes and related surcharges

The Group is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Group’s applicable value added tax rate is 6% or 17%. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16% and further adjusted to 13% beginning April 2019.

The Group excludes VAT from the measurement of transaction price because the Group is collecting the VAT on behalf of tax authorities. The Group is also subject to surcharges on VAT payments in accordance with PRC law, which is recorded as cost of revenue. Surcharges are recorded when incurred because they are not imposed on and concurrent with a specific revenue arrangement and were immaterial for the years ended December 31, 2017 and 2018, respectively.

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel and the cost of materials for research and development projects and products, and depreciation expense of detection equipment. The Group expenses research and development costs as they are incurred.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as a reduction of the related expense when the conditions are met. The government subsidies with no further conditions to be met are recorded as other income when received. Where the grant relates to an asset, it is recognized as deferred government grant and released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset as a reduction of the related expense.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease terms. The Group leases certain office space and network equipment under non-cancelable operating lease agreements. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purpose of recognizing lease expense on straight-line basis over the term of the lease.

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments related to the Group and its overseas subsidiaries, whose functional currency is US$.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes (continued)

between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group evaluates its uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements. The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Share-based compensation

The Group applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments awards granted to certain directors, executives and employees. Share options granted are classified as equity awards and are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital. The Group early adopted ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (“ASU 2016-09”) and accounts for forfeitures as they occur.

Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pro forma information (unaudited)

Upon completion of the initial public offering of Company’s securities on an internationally recognized securities exchange (the “Qualified IPO”), the outstanding convertible preferred shares will automatically be converted into Class A ordinary shares on a 1:1 basis. The ordinary shares owned by Mr. Yusheng Han will be converted into Class B ordinary shares. Unaudited pro forma shareholders’ deficit as of December 31, 2018, as adjusted for the assumed conversion of the convertible preference shares, is set forth on the consolidated balance sheets. Unaudited pro forma loss per share is computed using the weighted-average number of ordinary shares outstanding as of December 31, 2018, and assumes the automatic conversion of all of the Company’s convertible preferred shares into weighted-average shares of ordinary stock upon the closing of the Company’s Qualified IPO, as if it had occurred on January 1, 2018.

Employee defined contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB14,252 and RMB20,566 (US$2,877) for the years ended December 31, 2017 and 2018, respectively.

Modification of redeemable convertible preferred shares

The Group assesses whether an amendment to the terms of its redeemable convertible preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the redeemable convertible preferred shares immediately after the amendment changes by more than ten percent from the fair value of the redeemable convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the redeemable convertible preferred shareholders and the carrying amount of the redeemable convertible preferred shares (net of issuance costs) is treated as a deemed dividend to the redeemable convertible preferred shareholders. When redeemable convertible preferred shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the redeemable convertible preferred shareholders. Modifications that result in a decrease in the fair value of the redeemable convertible preferred shares are not recognized.

Concentration of risks

Concentration of credit risk

As of December 31, 2017 and 2018, the aggregate amount of cash and cash equivalents, restricted cash, short-term investment and long-term investment of RMB207,081 and RMB127,276 (US$17,807), respectively, were held at major financial institutions located in the PRC, and US$2,053 and US$706 (RMB4,845), respectively,

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risks (continued)

Concentration of credit risk (Continued)

were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivables are typically unsecured and denominated in RMB and are derived from revenues earned from reputable customers. As of December 31, 2017, the Group had one customer with a receivable balance exceeding 10% of the total accounts receivable balance. No customer accounted for more than 10% of the Group’s total accounts receivable balance as of December 31, 2018. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

A significant portion of the Group’s equipment and raw materials were purchased from its two suppliers, who collectively accounted for 53% and 52% of the Group’s total equipment and raw materials purchases for the years ended December 31, 2017 and 2018, respectively.

Business and economic risk

The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future consolidated financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Group’s ability to attract employees necessary to support its growth. The Group’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the PBOC. However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 6.3% and appreciation of approximately 5.7%, in the years ended December 31, 2017 and 2018. It is difficult to predict

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risks (continued)

Foreign currency exchange rate risk (Continued)

how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the US$ in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

Recently issued accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10 (“ASU 2018-10”), Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11 (“ASU 2018-11”), Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The updated guidance is effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021. Early adoption is permitted. The Group does not plan to early adopt the new lease standards and the Group expects that applying the ASU 2016-02 would materially increase the assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and consolidated statements of cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”). ASU 2016-15 reduces the existing diversity in practice in financial reporting across all industries by clarifying certain existing principles in ASC 230, Statement of Cash Flows (“ASC 230”), including providing additional guidance on how and what an entity should consider in determining the classification of certain cash flows. ASU 2016-15 is effective for the Group for annual reporting

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (continued)

periods beginning January 1, 2019 and interim periods within annual periods beginning January 1, 2020. Early adoption is permitted. The Group does not plan to early adopt ASU 2016-15 and is currently in the process of evaluating the effect that the adoption of the standard will have on the consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In February 2017, the FASB issued ASU No. 2017-05, Other income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASU 2017-05”), which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to nonemployee share-based payment accounting (“ASU 2018-07”). The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Group beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group does not plan to early adopt ASU 2018-13 and is currently in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

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(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

3	SEGMENT REPORTING

For the years ended December 31, 2017 and 2018, the Group had three operating segments, including central laboratory business, in-hospital business and pharma research and development services. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues, cost of revenues and gross profit by central laboratory business, in-hospital business and pharma research and development services. Other than the information provided below, the CODM do not use any other measures by segments.

Summarized information by segments for the years ended December 31, 2017 and 2018 is as follows:

	For the year ended December 31, 2017
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from services	88,035	6,318	12,398	106,751
Revenues from sales of products	—	4,415	—	4,415

Total revenues	88,035	10,733	12,398	111,166

Cost of revenues	(31,160)	(1,854)	(6,456)	(39,470)

Gross profit	56,875	8,879	5,942	71,696

	For the year ended December 31, 2018
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB	US$
Revenues:
Revenues from services	161,458	4,506	14,223	180,187	25,209
Revenues from sales of products	—	28,680	—	28,680	4,012

Total revenues	161,458	33,186	14,223	208,867	29,221

Cost of revenues	(56,241)	(13,120)	(4,447)	(73,808)	(10,327)

Gross profit	105,217	20,066	9,776	135,059	18,894

4	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2017	2018
	RMB	RMB	US$
Accounts receivable	40,797	36,634	5,125
Allowance for doubtful accounts	(920)	(1,827)	(256)

	39,877	34,807	4,869

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

4	ACCOUNTS RECEIVABLE, NET (CONTINUED)

The following table presents the movement in the allowance for doubtful accounts:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Balance at the beginning of the year	153	920	129
Provisions	767	907	127

Balance at the end of the year	920	1,827	256

5	INVENTORIES

	As of December 31,
	2017	2018
	RMB	RMB	US$
Raw materials	10,822	31,085	4,348
Work in progress	4,150	10,103	1,412
Finished goods	1,832	7,867	1,101

	16,804	49,055	6,861

6	PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Deductible input VAT	20,600	29,231	4,090
Prepaid expenses	12,720	21,774	3,046
Deposits	4,522	6,124	857
Interests receivables	1,235	1,315	184
Others	654	1,459	204

	39,731	59,903	8,381

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

7	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Machinery and laboratory equipment	59,464	84,788	11,861
Vehicles	1,365	2,234	313
Furniture and tools	6,153	6,374	892
Electronic equipment	13,517	17,488	2,447
Leasehold improvements	19,317	19,315	2,702
Construction in progress	17	2,842	398

	99,833	133,041	18,613
Accumulated depreciation	(39,142)	(63,459)	(8,878)

	60,691	69,582	9,735

Depreciation expenses recognized for the years ended December 31, 2017 and 2018 were RMB21,030 and RMB24,498 (US$3,428), respectively.

The Group entered into capital leases for certain laboratory equipment and electronic equipment during the year ended December 31, 2018. All capital leases include a bargain purchase option that allows the Group to purchase the equipment at the end of the lease term. The gross amount of laboratory equipment and electronic equipment were RMB9,451 (US$1,322) and RMB1,101 (US$154), respectively, as of December 31, 2018. The accumulated depreciation on the assets under capital lease were RMB416 (US$58) as of December 31, 2018.

As of December 31, 2018, future minimum capital lease payments were as follows:

	RMB	US$
2019	3,472	486
2020	3,487	488
2021	2,841	397
2022	—	—
2023	—	—

Total minimum capital lease payments	9,800	1,371
Less: interest component	(1,443)	(202)

Present value of minimum capital lease payments	8,357	1,169

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

8	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Computer software	1,095	1,242	173
Accumulated amortization	(579)	(760)	(106)

	516	482	67

Amortization expenses recognized for the years ended December 31, 2017 and 2018 were RMB283 and RMB181 (US$25), respectively. As of December 31, 2018, estimated amortization expenses of the existing intangible assets for each of the next five years is RMB258, RMB201, RMB23, nil and nil, respectively.

9	ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Accrued payroll and welfare	10,154	16,447	2,302
Customer deposits	975	2,140	300
Interests payable	1,532	2,225	311
Accrued reimbursement expenses	1,546	3,970	555
Professional service fees	426	1,195	167
Other taxes and surcharge	881	1,246	174
Others	1,696	3,131	438

	17,210	30,354	4,247

10	BORROWINGS

Short-term borrowings

The short-term borrowings of the Group are RMB denominated borrowings obtained from two third-party individuals with interest rate of 5% per annum. These borrowings are unsecured and repayable on demand.

Long-term borrowings

In April 2017, the Group entered into a two-year loan agreement with China Merchants Bank, pursuant to which the Group is entitled to borrow up to RMB50,000 with a fixed annual interest rate of 4.28%. In April 2017, the Group drew down RMB30,000 and the maturity date is April 2019. The loan was intended for general working capital purposes. During the year ended December 31, 2018, total amount of RMB30,000 repayable within twelve months was classified as “Current portion of long-term borrowing”.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

10	BORROWINGS (CONTINUED)

Long-term borrowings (Continued)

In July 2018, the Group entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Group was entitled to borrow up to RMB80,000 at varying rates. The first RMB10,000 of the facility had an annual interest rate of 6.5% and secured by accounts receivable of RMB34,807. The remaining RMB70,000 of the facility had an annual interest rate of 7.0%. The loan was intended for general working capital purposes. In 2018, the Group drew down RMB77,455 which is due in July 2020.

In September 2016, the Group entered into a 3-year financing arrangement with Zhongguancun Technology Leasing Co., Ltd. bearing an interest rate of 6.1%, secured by certain machinery and laboratory equipment with original cost of RMB23,181.

In May 2018, the Group entered into two 3-year financing arrangements with Zhongguancun Technology Leasing Co., Ltd. bearing an interest rate of 5.8%, secured by certain machinery and laboratory equipment with original cost of RMB32,405.

Future maturities of long-term borrowings

As of December 31, 2018, aggregate future maturities of the Group’s long-term borrowings were as follows:

	RMB	US$
2019	41,446	5,799
2020	84,767	11,859
2021	3,659	512
2022	—	—
2023	—	—

Total	129,872	18,170

11	CONVERTIBLE NOTES

Series A+ convertible notes

In August 2015 the Group issued four convertible notes for an aggregate principal amount of US$7,900. In March 2016 the Group issued an additional convertible note for an aggregate principal amount of US$100 (collectively, the “Series A+ Notes”). The key features of the Series A+ Notes are as follows:

Interest

The Series A+ Notes bear a simple interest rate of 15% annually on any unpaid principal.

Conversion Features and Rates

The Series A+ Notes are convertible into the Company’s Series B convertible preferred shares (“Series B Preferred Shares”) at the option of the holders upon completion of the sale of the Company’s Series B Preferred

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

11	CONVERTIBLE NOTES (CONTINUED)

Conversion Features and Rates (Continued)

Shares (the “Series B Financing”). The number of the Series B Preferred Shares to be issued upon such conversion is equal to the principal and all accumulated but unpaid interest divided by the price per share of the equity securities equal to 95% of the price per share applicable to other investors participating in the Series B Financing.

Redemption

The outstanding principal and any accrued but unpaid interest will become due and payable in full at the earlier of i) the first anniversary of the issuance date or ii) upon the occurrence of any of events of default. The redemption date will be automatically extended by six months if the Group does not complete its Series B Financing by the first anniversary of the issuance date.

Series A+ supplementary convertible note

In August 2016, the Group issued a convertible note (“Series A+ Supplementary Note”) for a principal amount of US$8,000. The key features of the Series A+ Supplementary Note were identical to the Series A+ Notes, except the Series A Supplementary Notes accrued interest at 20% per annum and there was no discount on the per share conversion price.

Series B Convertible Note

In January 2017 and May 2017, the Group issued two convertible notes (“Series B Notes”) for an aggregate principal amount of US$17,000. The key features of the Series B Notes are as follows:

Interest

The Series B convertible notes bear simple interest at 9% annually on any unpaid principal.

Conversion Features and Rates

The Series B Notes is convertible into the Group’s Series C convertible preferred shares (“Series C Preferred Shares”) at the option of the holders upon completion of the sale of the Group’s Series C Preferred Shares (the “Series C Financing”). The number of the Series C Preferred Shares to be issued upon such conversion is equal to the principal and all accumulated but unpaid interest divided by the price per share of the equity securities equal to 95% of the price per share applicable to other investors participating in the Series C Financing.

Redemption

The outstanding principal and any accrued but unpaid interest will become due and payable in full at the earlier of i) the second anniversary of the issuance date or ii) upon the occurrence of any of events of default. The redemption date will be automatically extended by six months if the Group does not complete its Series C Financing by the second anniversary of the issuance date.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

11	CONVERTIBLE NOTES (CONTINUED)

Accounting for the Series A+, Series A+ Supplementary and Series B Notes

The Series A+, Series A+ Supplementary and Series B Notes (collectively, the “Convertible Notes”) were recorded as liabilities carried at amortized cost. As the Convertible Notes will be share settled by a number of shares with a fair value equal to a fixed settlement amount, the settlement is not viewed as a conversion feature but as a redemption feature because the settlement amount does not vary with the share price. The in-substance redemption feature did not require bifurcation because it is clearly and closely related to the debt host. Since there is no embedded conversion feature, no beneficial conversion feature (“BCF”) was recorded. There were no other embedded derivatives that are required to be bifurcated.

Conversion

In January 2017, certain holders converted the Series A+ Notes and the Series A+ Supplementary Note with aggregate principal and accrued interest of RMB110,485 into 8,126,168 Series B Preferred Shares. No gain or loss was recognized from the conversion.

Repayment

In May 2017, the Group repaid the remaining Series A+ Note with the aggregate principal and unpaid interest of US$2,502.

12	CONVERTIBLE PREFERRED SHARES

In June 2014, the Group issued 45,429,741 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) to certain investors at US$0.12 per share for a total cash consideration of US$5,459.

In August 2015 and August 2016, the Group issued 21,199,850 Series A+ redeemable convertible preferred shares (“Series A+ Preferred Shares”) in aggregate to certain investors at US$0.63 per share for a total consideration of US$13,356. In January 2017, the Group issued additional 261,022 Series A+ Preferred Shares to an existing Series A+ Preferred Share holder at US$0.83 per share for total consideration of US$217.

In January 2017, the Group issued 14,040,117 Series B redeemable convertible preferred shares (“Series B Preferred Shares”) to certain investors at US$1.98 per share for a total consideration of US$27,812. Concurrently the Group issued 8,126,618 Series B Preferred Shares to certain investors upon conversion of the Group’s Series A+ convertible notes (note 11).

In May 2017 and December 2018, the Group issued 3,370,696 Series B Preferred Shares in aggregate at US$1.98 per share for a total consideration of US$6,677.

The key features of the Series A, Series A+ and Series B Preferred Shares (collectively the “Preferred Shares”) are as follows:

Dividends

Each holder of the Preferred Shares (collectively, the “Preferred Shareholders”) will be entitled to receive on a pari-passu basis, non-cumulative dividends when declared by the Board of Directors prior and in preference to

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

12	CONVERTIBLE PREFERRED SHARES (CONTINUED)

Dividends (Continued)

ordinary shareholders. After the dividends to the relating to the Preferred Shares have been paid in full, each ordinary shareholder will be entitled to receive dividends payable in cash out of any remaining funds that are legally available when declared by the Board of Directors. No dividend or other distribution will be made or declared on the Company’s ordinary shares or any future series of preferred shares, unless and until an equivalent dividend is declared or paid on each outstanding Preferred Shares on an as-if converted basis.

No dividend was declared during the periods presented.

Voting

Each Preferred Shareholder is entitled to the number of votes equal to the number of common shares into which such Preferred Shares could be converted at the voting date. Preferred shareholders will vote together with common shareholders, and not as a separate class of series, on all matters put before the shareholders.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event defined as the liquidation, dissolution, acquisition, change of control or winding-up of the Company, the assets or surplus funds of the Company available for distribution will be distributed as follows:

The Series B preferred shareholders are entitled to receive an amount equal to 150% of the Series B Issue Price, plus all accrued but unpaid dividends, in preference to any distribution to the holders of the Series A preferred shares and the common shareholders of the Company.

After the payment to the holders of Series B preferred shares, the Series A+ and Series A preferred shareholders are entitled to receive an amount equal to 150% of the Series A+ and Series A Issue Price on pari-passu basis, plus all accrued but unpaid dividend, in preference to any distribution to the holders of the common shareholders of the Company.

After payment has been made to the Preferred Shareholders in accordance with the above, the remaining assets of the Company available for distribution to shareholders will be distributed to on pari-passu basis among the holders of common shares and holders of Preferred Shares on as converted basis.

The liquidation preference amounts for Series A and Series B Preferred Shares were RMB178,715 (US$25,003) and RMB520,559 (US$72,829), respectively, as of December 31, 2018.

Conversion

Each Preferred Shareholder has the right, at the sole discretion of the holder, to convert at any time and from time to time, all or any portion of the Preferred Shares into common shares based on the then-effective conversion price. The initial conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments.

All Preferred Shares are converted automatically converted into ordinary shares at the then effective applicable conversion price in the event of a qualified IPO.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

12	CONVERTIBLE PREFERRED SHARES (CONTINUED)

Redemption

The Series A Preferred Shares are redeemable at the holders’ option at any time beginning on the sixth anniversary of the original Series A issue date at the redemption price equal to 200% of the original issue price plus all accrued but unpaid dividends.

The Series A+ Preferred Shares are redeemable at the holders’ option at any time beginning on the sixth anniversary of the original Series A+ issue date at the redemption price equal to the original issue price plus 12% annual interest, and all accrued but unpaid dividends. The redemption price of the Series A Preferred Shares were modified to be the same as that of Series A+ Preferred Shares upon the issuance of Series A+ Preferred Shares.

The Series B Preferred Shares are redeemable at the holders’ option at any time beginning on the fifth anniversary of the original Series B issue date at the redemption price equal to the original issue price plus 12% annual interest, and all accrued but unpaid dividends. The redemption date of the Series A and A+ Preferred Shares were modified to be the same as that of Series B Preferred Shares upon the issuance of Series B Preferred Shares.

Initial measurement and subsequent accounting for Preferred Shares

The Preferred Shares are initially classified as mezzanine equity in the consolidated balance sheets as these Preferred Shares may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Group or upon a deemed liquidation event. All the Preferred Shares are initially measured at fair value. The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Group evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). There were no embedded derivatives that are required to be bifurcated. The conversion option of the Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption options of the Preferred Shares are not bifurcated because the underlying ordinary shares are not net settable since the Preferred Shares were neither publicly traded nor readily convertible into cash.

No BCF was recognized for the Preferred Shares as the fair value per ordinary share at the commitment date was less than the respective most favorable conversion price. The Group determined the fair value of common shares with the assistance of an independent third-party valuation firm.

The amendment to the redemption price for the Series A Preferred Shares upon the issuance of the Series A+ Preferred Shares, and the amendment to the redemption date of the Series A and A+ Preferred Shares upon the issuance of the Series B Preferred Shares are accounted for as modifications as the fair values of Series A and A+ Preferred Shares immediately after the amendments were not significantly different from their respective fair values immediately before the amendment. The incremental fair value of Series A and A+ Preferred Shares as a result of the modifications was immaterial.

The Group concluded that the Preferred Shares are not currently redeemable, but are probable to become redeemable. The Group elected to recognize the changes in redemption value as they occur and adjust the

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

12	CONVERTIBLE PREFERRED SHARES (CONTINUED)

Initial measurement and subsequent accounting for Preferred Shares (Continued)

carrying amount of the Preferred Shares to equal the redemption value at each reporting period. Accretion charges were recorded as an increase to the net loss attributable to ordinary shareholders for the years presented. The change in the carrying value of the Preferred Shares and the corresponding accretion in the periods presented are as follows:

Mezzanine equity	Series A	Series A+	Series B	Total
	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	44,560	96,267	—	140,827
Issuance of Series A+ preferred shares	—	1,500	—	1,500
Issuance of Series B preferred shares	—	—	345,039	345,039
Accretion of Preferred Shares	4,425	10,997	37,854	53,276

Balance as of December 31, 2017	48,985	108,764	382,893	540,642
Issuance of Series B preferred shares	—	—	2,000	2,000
Accretion of Preferred Shares	4,346	10,772	39,731	54,849
Repurchase of Preferred Shares	—	(1,373)	—	(1,373)

Balance as of December 31, 2018	53,331	118,163	424,624	596,118

Balance as of December 31, 2018 (US$)	7,461	16,532	59,407	83,400

Repurchase of preferred shares

In December 2018, the Group repurchased the 249,969 Series A+ Preferred Shares at a consideration of RMB1,500. The Group accounted for the difference of RMB127 between the fair value of the consideration paid and the carrying value of the Series A+ Preferred Shares of RMB1,373 as a dividend return to the preferred shareholders in the statements of shareholders’ deficit.

13	SHARE-BASED COMPENSATION

Share options

On June 20, 2014, the shareholders and Board of Directors (the “Board”) of the Company approved a resolution to reserve a total of 6,002,729 ordinary shares of the Company for the purpose of issuing share options awards to its eligible employees, officers or directors of the Group. On August 20, 2016, the shareholders and the Board approved a resolution to increase share option pool to 7,381,197. On April 19, 2018, the shareholders and the Board further approved a resolution to increase share option pool up to 10,580,468.

The exercise price, vesting and other conditions of individual awards are determined by the Board and are subject to multiple service vesting periods. The options granted are vested over various vesting schedules with no more than three years. The Group recognized share-based compensation expenses using the straight-line method over the requisite service period, which is generally the vesting period of the options. The share option awards are exercisable up to ten years from the grant date.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

13	SHARE-BASED COMPENSATION (CONTINUED)

Share options (continued)

The following table summarizes the share options activity for the years ended December 31, 2017 and 2018:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$ per option	US$ per option	Years	US$
Outstanding, January 1, 2017	6,077,496	0.0001	0.15	8.05	3,274

Granted	697,237	0.0001	0.65	—	—
Forfeited	(278,338)	0.0001	0.39	—	—

Outstanding, January 1, 2018	6,496,395	0.0001	0.19	7.24	6,739

Granted	1,305,418	0.0001	1.39	—	—
Exercised	(1,637,108)	0.0001	0.31	—	—
Forfeited	(64,422)	0.0001	0.28	—	—

Outstanding, December 31, 2018	6,100,283	0.0001	0.48	7.14	9,744

Vested and expected to vest at December 31, 2018	6,100,283	0.0001	0.48	7.14	9,744

Exercisable at December 31, 2018	3,417,664	0.0001	0.13	6.00	5,459

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The aggregate fair value of the equity awards vested during the years ended December 31, 2017 and 2018 were RMB1,420 and RMB3,869 (US$541), respectively. As of December 31, 2018, there was RMB11,110 (US$1,554) of total unrecognized employee share-based compensation expense related to unvested options, may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost which recognized over a weighted-average period of 1.61 years.

Fair value of options

The fair value of options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield. For expected volatility, the Group has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on our expected dividend policy over the contractual life of the options. The

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

13	SHARE-BASED COMPENSATION (CONTINUED)

Fair value of options (continued)

estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the year ended December 31
	2017	2018
Risk-free interest rate	2.31% - 2.40%	2.69% - 3.05%
Dividend yield	0%	0%
Expected volatility range	48.1% - 49.4%	46.0% - 47.8%
Exercise multiple	2.20	2.20
Contractual life	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$0.55 - US$1.04	US$1.16 - US$1.60

Restricted shares

Upon the issuance of the Series A Preferred Shares, two founders (“the Founders”) entered into an arrangement with the Series A preferred shareholders, whereby all of the Founders’ ordinary shares became subject to service and transfer restriction. Such shares are subject to repurchase by the Company at the price equal to the original purchase price paid by the Founders upon early termination of the Founders’ requisite period of employment. The restricted shares are subject to a four-year service condition with 25% of the total shares shall be vested one year from the issuance of the Series A Preferred Shares and the remaining 75% of the total shares will be vested monthly in equal installment over the remaining requisite service period of 3 years. This arrangement is accounted for as a grant of restricted share awards subject to service vesting conditions.

The following table summarizes the restricted shares activities during the years ended December 31, 2017 and 2018:

	Number of shares	Weighted average grant date fair value
		US$ per share
Outstanding as of January 1, 2017	12,866,542	0.05
Vested	(8,577,695)	0.05

Outstanding as of December 31, 2017	4,288,847	0.05
Vested	(4,288,847)	0.05

Outstanding as of December 31, 2018	—	—

The Group used the discounted cash flow method to determine the underlying equity value of the Company and adopted equity allocation model to determine the fair value of the restricted shares as of the dates of issuance. The aggregate fair value of the restricted shares was RMB12,229. For the years ended December 31, 2017 and 2018, the Group recorded share-based compensation expenses for the restricted shares of RMB2,633 and RMB1,226 (US$172), respectively.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

13	SHARE-BASED COMPENSATION (CONTINUED)

Restricted shares (continued)

Total share-based compensation expenses recognized for the years ended December 31, 2017 and 2018 were as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Cost of revenues	93	322	45
Research and development expenses	680	2,096	293
Selling and marketing expenses	299	547	77
General and administrative expenses	2,981	2,130	298

Total share-based compensation expenses	4,053	5,095	713

14	INCOME TAXES

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires.

Guangzhou Burning Rock Dx Co., Ltd. in the PRC was recognized as a qualified HNTE under the EIT Law by relevant government authorities in 2016. It was entitled to the preferential rate of 15% from 2016 to 2018. The other operating entities in the PRC are subject to the 25% EIT rate.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, the subsidiary in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

14	INCOME TAXES (CONTINUED)

Hong Kong (Continued)

The Group’s loss before income tax consists of:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
China	(122,788)	(157,740)	(22,069)
Cayman Islands	(9,782)	(20,683)	(2,894)
Hong Kong	1,295	926	130

Total loss before income tax	(131,275)	(177,497)	(24,833)

For the years ended December 31, 2017 and 2018, the income generated by the subsidiary in Hong Kong was interest income derived from the bank that is exempted from Hong Kong profit tax. The Group did not recognize any current or deferred tax expense for the periods presented.

Reconciliation between the income tax expenses computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Loss before income tax	(131,275)	(177,497)	(24,833)
Income tax benefits computed at PRC statutory tax rate (25%)	(32,819)	(44,374)	(6,208)
Effect of tax rate differential	2,418	5,052	707
Research and development super-deduction	(926)	(1,821)	(255)
Non-deductible expenses	9,231	5,394	755
Non-taxable income	(296)	(212)	(30)
Changes in valuation allowance	22,392	35,961	5,031

Income tax expenses	—	—	—

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

14	INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2017 and 2018 are as follows:

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Deferred tax assets:
Accruals and reserves	1,314	1,365	191
Net operating loss carry forward	28,631	38,580	5,398
Government grants	—	497	70
Depreciation and amortization	488	564	79
Excessive education fee	253	577	81
Timing difference of research and development expenses recognition	15,568	29,430	4,117
Timing difference of revenue recognition	8,327	19,029	2,662
Excessive donation expense carried forward	250	750	105

Gross deferred tax assets	54,831	90,792	12,703
Less: valuation allowance	(54,831)	(90,792)	(12,703)

Total deferred tax assets, net	—	—	—

As of December 31, 2017 and 2018, the Group had net operating losses of RMB114,525 and RMB154,319 (US$21,590) mainly deriving from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities that qualify as HNTE in 2018 and thereafter. The tax losses of entities in the PRC will begin to expire in 2020, if not utilized.

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future income, exclusive of reversing deductible temporary differences, tax planning and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2017 and 2018, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

Unrecognized tax benefits

As of December 31, 2017 and 2018 and for the years ended December 31, 2017 and 2018, there was no significant impact from tax uncertainties on the Group’s consolidated financial position and result of operations. The Group did not record any interest and penalties related to an uncertain tax position for each of the years ended December 31, 2017 and 2018. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

14	INCOME TAXES (CONTINUED)

Unrecognized tax benefits (Continued)

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries. Accordingly, the PRC tax filings from 2014 through 2018 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

15	LOSS PER SHARE

Basic and diluted loss per share for the years ended December 31, 2017 and 2018 are calculated as follows:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Numerator:
Net loss attributable to Burning Rock Biotech Limited’s shareholder	(131,275)	(177,497)	(24,833)
Accretion of convertible preferred shares	(53,276)	(54,849)	(7,674)

Net loss attributable to ordinary shareholders	(184,551)	(232,346)	(32,507)

Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	36,178,203	44,757,750	44,757,750

Loss per share—basic and diluted	(5.10)	(5.19)	(0.73)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group. The effects of all outstanding Preferred Shares, convertible notes and share options were excluded from the computation of diluted loss per share for the years ended December 31, 2017 and 2018 as their effects would be anti-dilutive.

The unaudited pro forma loss per share is computed using the weighted-average number of ordinary shares outstanding and assumes the automatic conversion of all the Group’s convertible preferred shares into Class A and Class B ordinary shares upon the closing of an IPO as if it had occurred on January 1, 2018.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

15	LOSS PER SHARE (CONTINUED)

The unaudited basic and diluted pro forma loss per share is calculated as follows:

	For the year ended December 31,
	2018
	Class A		Class B
	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(159,977)	(22,382)	(72,369)	(10,125)
Deduct: Accretion of convertible preferred shares	(37,765)	(5,284)	(17,084)	(2,390)
Net loss used in computing pro forma loss per share—basic and diluted	(122,212)	(17,098)	(55,285)	(7,735)

Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	9,520,073	9,520,073	35,237,677	35,237,677
Add: adjustment to reflect assumed effect of automatic conversion of Preferred Shares	84,764,014	84,764,014	7,414,061	7,414,061
Pro Forma weighted average number of shares outstanding—basic and diluted	94,284,087	94,284,087	42,651,738	42,651,738
Pro Forma loss per share—basic and diluted	(1.30)	(0.18)	(1.30)	(0.18)

16	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship
Yusheng Han	Chief Executive Officer, director
Nannan Zhou	Management of the Group
Dan Zhou	Shareholder of BRT Bio Tech Limited, management of the Group
Liang Shao	Shareholder of BRT Bio Tech Limited
Zhigang Wu	Shareholder of BRT Bio Tech Limited, management of the Group
BRT Bio Tech Limited	Controlling shareholder of the Company
EaSuMed Holding Ltd.	Equity method investee

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

16	RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party balances at the end of the year:

	As of December 31,
	2017	2018
	RMB	RMB	US$
Yusheng Han	15,291	15,961	2,233
Nannan Zhou	227	227	32
Dan Zhou	61	91	13
Liang Shao	79	79	11
Zhigang Wu	32	32	4

Total amounts due from related parties	15,690	16,390	2,293

	As of December 31,
	2017	2018
	RMB	RMB	US$
BRT Bio Tech Limited	3,131	3,289	460

Total amounts due to a related party	3,131	3,289	460

All the balances with related parties as of December 31, 2017 and 2018 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the years ended December 31, 2017 and 2018.

c)	The Group had the following related party transactions:

	For the year ended December 31,
	2017	2018
	RMB	RMB	US$
Consulting service received from:
EaSuMed Holding Ltd.	1,214	1,225	171

Borrowings provided to:
Dan Zhou	—	30	4
Yusheng Han	15,291	—	—

	15,291	30	4

Share repurchase from:
BRT Bio Tech Limited*	33,316	1,500	210

*

On January 10, 2017, the Group repurchased 2,429,217 ordinary shares held by BRT Bio Tech Limited for a consideration of RMB33,316. The fair value of the Company’s ordinary shares as of January 10, 2017 was US$0.54 per share. The amount exceeding the fair value of ordinary shares of RMB24,251 was recognized as compensation expenses relating to the employee shareholders of BRT Bio Tech Limited for the year ended December 31, 2017. On April 19, 2018, the Group repurchased 62,492 ordinary shares held by BRT Bio Tech Limited with nil consideration. On December 21, 2018, the Group repurchased the 249,969 Series A+ Preferred Shares held by BRT Bio Tech Limited for a consideration of RMB1,500.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

17	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of December 31, 2018:

	RMB	US$
2019	6,998	979
2020	2,597	363
2021	1,669	234
2022	1,753	245
2023	1,521	213

Total	14,538	2,034

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. For the years ended December 31, 2017 and 2018, total rental related expenses for all operating leases amounted to RMB5,622 and RMB8,689 (US$1,216), respectively.

Capital expenditure commitments

The Group has capital expenditure commitments for the laboratory leasehold improvements of RMB1,371 (US$192) at December 31, 2018, which are scheduled to be paid within one year.

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

18	RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries located in the PRC, being a foreign invested enterprise established in the PRC, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s PRC subsidiaries are required to allocate at least 10% of its annual after tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the PRC subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

In accordance with the PRC Company Laws, the Company’s PRC subsidiaries and VIE must make appropriations from their annual after tax profits as reported in their PRC statutory accounts to non distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

18	RESTRICTED NET ASSETS (CONTINUED)

VIE is required to allocate at least 10% of their after tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Board of Directors of the VIE. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. No appropriations were made to statutory reserves by the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries during all periods presented due to losses incurred.

As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries, as determined pursuant to PRC GAAP, were RMB58,492 (US$8,183) as of December 31, 2018.

19	SUBSEQUENT EVENTS

The Group evaluated subsequent events through December 9, 2019, the date on which these consolidated financial statements were issued.

Issuance of Series C Preferred Shares

On January 31, 2019, the Group entered into a share purchase agreement with several investors to issue 20,477,648 shares of Series C Preferred Shares in aggregate for a total consideration of US$96,144 at US$4.70 per share. Concurrently, the Group’s Series B Notes with aggregate principal and accrued interest of US$19,095 were converted into 4,066,970 Series C Preferred Shares. The Group also issued a warrant to one of the Series C Preferred Shares investors at nil consideration to purchase 2,129,900 Series C Preferred Shares at US$4.70 per share. On October 30, 2019, the Group issued 462,396 Series C Preferred Shares to several investors for a total consideration of US$2,171 at US$4.70 per share.

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Equity method investment” and their respective losses as “Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investments in subsidiaries of its share of the subsidiaries and VIE was reduced to nil for the years ended December 31, 2017 and 2018 and the carrying amount of “Inter-company payables” was further adjusted as the Company committed to provide financial support to its VIE as disclosed in Note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented. The Company does not have significant commitments or long-term obligations as of the period end other than those presented. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets

	As of December 31,
	2017	2018
	RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents	12,268	3,650	511
Accounts receivable, net of allowances of nil and RMB6 (US$1) as of December 31, 2017 and 2018, respectively	11,882	3,696	517
Amounts due from related parties	13,297	13,966	1,954
Inter-company receivables	464,415	487,799	68,246
Prepayments and other current assets	4,280	105	14

Total current assets	506,142	509,216	71,242

Non-current assets:
Equity method investment	2,310	1,990	278

Total non-current assets	2,310	1,990	278

Total assets	508,452	511,206	71,520

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS DEFICIT

Current liabilities:
Accounts payable	5,650	—	—
Amounts due to a related party	3,131	3,289	460
Inter-company payables	211,354	386,041	54,009
Accrued liabilities and other current liabilities	4	4	1
Convertible notes, current	—	129,216	18,078

Total current liabilities	220,139	518,550	72,548

Non-current liabilities:
Convertible notes	119,827	—	—

Total non-current liabilities	119,827	—	—

Total liabilities	339,966	518,550	72,548

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets (continued)

	As of December 31,
	2017	2018
	RMB	RMB	US$

Mezzanine equity
Series A convertible preferred shares (par value of US$0.0001 per share; 66,890,613 and 66,640,644 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	157,749	171,494	23,993
Series B convertible preferred shares (par value of US$0.0001 per share; 25,378,433 and 25,537,431 shares authorized, issued and outstanding as of December 31, 2017 and 2018)	382,893	424,624	59,407

Total mezzanine equity	540,642	596,118	83,400

Shareholders’ deficit
Ordinary shares (par value of US$0.0001 per share; 407,730,954 and 407,821,925 shares authorized; 44,759,845 and 46,334,461 shares issued and outstanding as of December 31, 2017 and 2018)	28	29	4
Additional paid-in capital	18,216	23,311	3,261
Accumulated deficit	(379,524)	(611,997)	(85,622)
Accumulated other comprehensive loss	(10,876)	(14,805)	(2,071)

Total shareholders’ deficit	(372,156)	(603,462)	(84,428)

Total liabilities, mezzanine equity and shareholders’ deficit	508,452	511,206	71,520

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Loss

	For the years ended December 31,
	2017	2018
	RMB	RMB	US$
Revenues	2,461	1,932	270

Cost of revenues	—	—	—

Gross profit	2,461	1,932	270

Operating expenses
Selling and marketing expenses	(60)	(56)	(8)
General and administrative expenses	(4,037)	(8,744)	(1,223)
Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries	(121,493)	(156,814)	(21,939)

Total operating expenses	(125,590)	(165,614)	(23,170)

Loss from operations	(123,129)	(163,682)	(22,900)

Interest expense, net	(9,168)	(13,393)	(1,874)
Other expense, net	(62)	(422)	(59)
Foreign exchange gain, net	1,084	—	—

Loss before income tax	(131,275)	(177,497)	(24,833)

Income tax expenses	—	—	—

Net Loss	(131,275)	(177,497)	(24,833)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(131,275)	(177,497)	(24,833)
Accretion of convertible preferred shares	(53,276)	(54,849)	(7,674)

Net loss attributable to ordinary shareholders	(184,551)	(232,346)	(32,507)

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(3,652)	(3,929)	(550)

Total comprehensive loss	(134,927)	(181,426)	(25,383)

Condensed Statements of Cash Flows
Net cash used in operating activities	(29,450)	(9,272)	(1,297)
Net cash used in investing activities	(262,399)	—	—
Net cash generated from financing activities	328,938	—	—
Effect of exchange rate changes	(27,809)	654	92

Net increase (decrease) in cash and cash equivalents	9,280	(8,618)	(1,205)

Cash and cash equivalents at the beginning of year	2,988	12,268	1,716

Cash and cash equivalents at the end of year	12,268	3,650	511

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Burning Rock Biotech Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Burning Rock Biotech Limited (the “Company”) as of September 30, 2019, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flow for the nine months ended September 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2019, and the results of its operations and its cash flows for the nine months ended September 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2019.

Guangzhou, the People’s Republic of China

December 9, 2019, except for Note 19, as to which the date is January 10, 2020

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of
	Notes	December 31, 2018	September 30, 2019
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents		93,341	123,808	17,321
Restricted cash		1,993	1,476	206
Short-term investment		36,787	389,051	54,430
Accounts receivable (net of allowances of RMB1,827 and RMB10,902 (US$1,525) as of December 31, 2018 and September 30, 2019, respectively)	4	34,807	85,471	11,958
Contract assets		713	1,183	166
Amounts due from related parties	16	16,390	71,870	10,055
Inventories	5	49,055	55,014	7,697
Prepayments and other current assets	6	59,903	72,041	10,079

Total current assets		292,989	799,914	111,912

Non-current assets:
Equity method investment		1,990	1,629	228
Property and equipment, net	7	69,582	91,541	12,807
Intangible assets, net	8	482	435	61
Other non-current assets		7,631	5,104	714

Total non-current assets		79,685	98,709	13,810

TOTAL ASSETS		372,674	898,623	125,722

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT

Current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB282,271 and RMB346,481 (US$48,474) as of December 31, 2018 and September 30, 2019, respectively):

Accounts payable		16,267	10,717	1,499
Deferred revenue		55,846	43,143	6,036
Amounts due to a related party	16	3,289	3,389	474
Capital lease obligations, current	7	2,668	4,766	667
Accrued liabilities and other current liabilities	9	30,354	34,296	4,798
Short-term borrowings	10	7,000	2,370	332
Current portion of long-term borrowings	10	40,058	48,683	6,811
Convertible notes, current	11	129,216	—	—

Total current liabilities		284,698	147,364	20,617

Non-current liabilities (including amounts of the consolidated VIE and its subsidiaries without recourse to the primary beneficiary of RMB85,898 and RMB15,002 (US$2,099) as of December 31, 2018 and September 30, 2019, respectively):

Deferred government grants		1,990	1,469	206
Capital lease obligations		5,689	6,088	852
Other non-current liabilities		—	7,050	986
Long-term borrowings	10	87,641	5,260	736
Warrant liability	12	—	22,656	3,170

Total non-current liabilities		95,320	42,523	5,950

TOTAL LIABILITIES		380,018	189,887	26,567

Commitments and contingencies	17

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of			Pro forma shareholders’ deficit as of
	Notes	December 31, 2018	September 30, 2019		September 30, 2019
		RMB	RMB	US$	RMB	US$
					(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT (CONTINUED)

Mezzanine equity:
Series A convertible preferred shares (par value of US$0.0001 per share; 66,640,644 and 66,609,077 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)	12	171,494	182,951	25,596	—	—
Series B convertible preferred shares (par value of US$0.0001 per share; 25,537,431 and 25,537,431 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)	12	424,624	455,738	63,760	—	—
Series C convertible preferred shares (par value of US$0.0001 per share; nil and 24,544,618 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)		—	835,977	116,957	—	—

Total mezzanine equity		596,118	1,474,666	206,313	—	—

Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 407,821,925 and 381,178,974 shares authorized; 46,334,461 and 46,334,461 shares issued and outstanding as of December 31, 2018 and September 30, 2019)		29	29	4	—	—
Class A ordinary shares (par value of US$0.0001 per share; 119,104,849 shares issued and outstanding on a pro forma)		—	—	—	77	11
Class B ordinary shares (par value of US$0.0001 per share; 43,920,738 shares issued and outstanding, pro forma)		—	—	—	27	4
Additional paid-in capital		23,311	30,208	4,226	1,504,799	210,528
Accumulated deficits		(611,997)	(812,113)	(113,619)	(812,113)	(113,619)
Accumulated other comprehensive (loss) income		(14,805)	15,946	2,231	15,946	2,231

Total shareholders’ deficit		(603,462)	(765,930)	(107,158)	708,736	99,155

TOTAL LIABILITIES, MEZZANIE EQUITY AND SHAREHOLDERS’ DEFICIT		372,674	898,623	125,722

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		For the nine months ended September 30,
	Notes	2018	2019
		RMB	RMB	US$
		(Unaudited)
Revenues:
Revenues from services		122,319	216,878	30,342
Revenues from sales of products		21,274	76,124	10,650

Total revenues	3	143,593	293,002	40,992

Cost of revenues:
Cost of services		(42,134)	(58,907)	(8,241)
Cost of goods sold		(11,182)	(15,737)	(2,202)

Total cost of revenues		(53,316)	(74,644)	(10,443)

Gross profit		90,277	218,358	30,549

Operating expenses:
Research and development expenses		(72,972)	(104,697)	(14,648)
Selling and marketing expenses (including related party amounts of RMB958 and RMB806 (US$113) for the nine months ended September 30, 2018 (unaudited) and 2019, respectively)	16	(66,814)	(104,225)	(14,582)
General and administrative expenses		(63,646)	(83,045)	(11,618)

Total operating expenses		(203,432)	(291,967)	(40,848)

Loss from operations		(113,155)	(73,609)	(10,299)

Interest expense, net		(11,203)	(66)	(9)
Other expense, net		(266)	(542)	(76)
Foreign exchange gain, net		1,068	1,841	258
Change in fair value of warrant liability		—	(1,686)	(236)

Loss before income tax		(123,556)	(74,062)	(10,362)

Income tax expenses	14	—	—	—

Net loss		(123,556)	(74,062)	(10,362)

Net loss attributable to Burning Rock Biotech Limited’s shareholders		(123,556)	(74,062)	(10,362)
Accretion of convertible preferred shares		(40,669)	(125,838)	(17,605)

Net loss attributable to ordinary shareholders		(164,225)	(199,900)	(27,967)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		For the nine months ended September 30,
	Notes	2018	2019
		RMB	RMB	US$
		(Unaudited)
Loss per share:	15
Basic and diluted		(3.71)	(4.31)	(0.60)

Weighted average shares outstanding used in loss per share computation:	15
Basic and diluted		44,240,210	46,334,461	46,334,461

Pro forma loss per share (unaudited):	15
Basic and diluted			(0.45)	(0.06)

Weighted average shares outstanding used in pro forma loss per share computation (unaudited):	15
Basic and diluted			163,025,587	163,025,587

Other comprehensive (loss) gain, net of tax of nil:
Foreign currency translation adjustments		(4,173)	30,751	4,302

Total comprehensive loss		(127,729)	(43,311)	(6,060)

Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders		(127,729)	(43,311)	(6,060)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Total shareholders’ deficit
	Number of shares	Amount
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	44,759,845	28	18,216	(379,524)	(10,876)	(372,156)
Net loss	—	—	—	(123,556)	—	(123,556)
Other comprehensive loss	—	—	—	—	(4,173)	(4,173)
Accretion of convertible preferred shares	—	—	—	(40,669)	—	(40,669)
Exercise of options (note 13)	1,637,108	1	—	—	—	1
Repurchase of ordinary shares (note 16)	(62,492)	—	—	—	—	—
Share-based compensation	—	—	3,639	—	—	3,639

Balance as of September 30, 2018 (unaudited)	46,334,461	29	21,855	(543,749)	(15,049)	(536,914)

Balance as of January 1, 2019	46,334,461	29	23,311	(611,997)	(14,805)	(603,462)
Net loss	—	—	—	(74,062)	—	(74,062)
Other comprehensive income	—	—	—	—	30,751	30,751
Repurchase of convertible preferred shares (note 16)	—	—	—	(216)	—	(216)
Accretion of convertible preferred shares	—	—	—	(125,838)	—	(125,838)
Share-based compensation	—	—	6,897	—	—	6,897

Balance as of September 30, 2019	46,334,461	29	30,208	(812,113)	15,946	(765,930)

Balance as of September 30, 2019 (US$)	46,334,461	4	4,226	(113,619)	2,231	(107,158)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)
Cash flows from operating activities:
Net loss	(123,556)	(74,062)	(10,362)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,064	22,523	3,151
Allowance for doubtful accounts	514	9,075	1,269
Inventory write down	—	387	54
Loss on disposal of equipment	34	184	26
Share of loss from equity method investee	261	408	57
Share-based compensation	3,639	6,897	965
Accrued interest	1,452	2,026	283
Change in fair value of warrant liability	—	1,686	236

Changes in operating assets and liabilities:
Inventories	(24,584)	(6,346)	(888)
Accounts receivable	(2,344)	(59,739)	(8,358)
Contract assets	1,355	(470)	(66)
Prepayments and other current assets	(37,873)	(13,518)	(1,891)
Amount due from related parties	3,268	(53,850)	(7,534)
Other non-current assets	(845)	870	122
Accounts payable	5,538	(4,694)	(657)
Deferred revenue	28,268	(12,703)	(1,777)
Accrued liabilities and other current liabilities	4,589	3,942	552
Deferred government grants	2,990	(521)	(73)

Net cash used in operating activities	(118,230)	(177,905)	(24,891)

Cash flows from investing activities:
Proceeds from maturity of short-term investment	130,684	38,586	5,398
Proceeds from disposal of equipment	120	106	15
Prepayment of property and equipment	(700)	—	—
Purchase of property and equipment	(17,858)	(37,314)	(5,220)
Purchase of intangible assets	(147)	(383)	(54)
Purchase of short-term investment	—	(369,917)	(51,753)

Net cash generated from (used in) investing activities	112,099	(368,922)	(51,614)

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)
Cash flows from financing activities:
Proceeds from long-term borrowings	68,865	—	—
Proceeds received from capital injection	—	7,050	986
Capital lease obligations payments	(361)	(3,392)	(475)
Advanced receipt of convertible preferred shares	2,000	—	—
Proceeds from issuance of convertible preferred shares and warrant	—	644,722	90,200
Repayment of short-term borrowings	(3,000)	(4,630)	(648)
Repayment of long-term borrowings	(4,034)	(72,718)	(10,174)
Repurchase of convertible preferred shares	—	(389)	(54)

Net cash generated from financing activities	63,470	570,643	79,835

Effect of exchange rate on cash, cash equivalents and restricted cash	(1,729)	6,134	859

Net increase cash, cash equivalents and restricted cash	55,610	29,950	4,189

Cash, cash equivalents and restricted cash at the beginning of period	54,789	95,334	13,338

Cash, cash equivalents and restricted cash at the end of period	110,399	125,284	17,527

Supplemental disclosures of cash flow information:
Interest expense paid	10,996	7,710	1,079
Supplemental disclosures of non-cash information:
Purchase of property and equipment included in accounts payable	(1,046)	(856)	(120)
Purchase of property and equipment included in capital lease obligations	629	7,694	1,076
Conversion of convertible notes into Series C convertible preferred shares	—	127,982	17,905
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	107,408	123,808	17,321
Restricted cash	2,991	1,476	206

Total cash, cash equivalents and restricted cash shown in the statements of cash flows	110,399	125,284	17,527

The accompanying notes are an integral part of these consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION

Burning Rock Biotech Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on March 10, 2014. The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE. The Company, together with its subsidiaries, VIE and VIE’s subsidiaries (collectively, the “Group”) are principally engaged in the developing and providing cancer therapy selection test in the People’s Republic of China (the “PRC”).

As of September 30, 2019, the Company’s principal subsidiaries, VIE and VIE’s subsidiaries are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of legal ownership by the Company	Principal activities
Subsidiaries
BR Hong Kong Limited	April 1, 2014	Hong Kong	100%	Holding Company

Beijing Burning Rock Biotech Co., Ltd. (the “WFOE”)	June 13, 2014	PRC	100%	Trading Company

Burning Rock Biotechnology (Shanghai) Co., Ltd.	July 4, 2016	PRC	100%	Research and development

VIE
Burning Rock (Beijing) Biotechnology Co., Ltd.	January 7, 2014	PRC	Nil	Holding Company

VIE’s subsidiaries
Guangzhou Burning Rock Dx Co., Ltd.	March 18, 2014	PRC	Nil	Cancer therapy selection test and sales of reagent kits

Guangzhou Burning Rock Medical Equipment Co., Ltd.	January 6, 2015	PRC	Nil	Facilitation of laboratory equipment sales

Guangzhou Burning Rock Biotechnology Co.,Ltd.	January 23, 2018	PRC	Nil	Cancer therapy selection test and sales of reagent kits

To comply with PRC laws and regulations which prohibit and restrict foreign ownership of business involving the development and application of genomic diagnosis and treatment technology, the Group conducts its business in the PRC principally through the VIE and the VIE’s subsidiaries. The equity interests of the VIE are legally held by PRC shareholders (the “Nominee Shareholders”).

Despite the lack of technical majority ownership, the Company through the wholly foreign owned entity (“the WFOE”) has effective control of the VIE through a series of contractual arrangements (the “VIE agreements”) and a parent-subsidiary relationship exists between the WFOE and the VIE since 2014. Through the VIE agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the WFOE, and therefore, the WFOE has the power to direct the activities of the VIE that most significantly impact its economic performance. The WFOE also has the right to receive economic

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

benefits that potentially could be significant to the VIE. Therefore, the WFOE is considered the primary beneficiary of the VIE and consolidates the VIE in accordance with Accounting Standards Codification (“ASC”) Topic 810-10 (“ASC 810-10”), Consolidation: Overall.

The following is a summary of the VIE agreements:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement entered into amongst the WFOE and the VIE on June 20, 2014, the WFOE provides exclusive business support, technology services and consulting services in return for service fees, which is adjustable at the sole discretion of the WFOE. Without the WFOE’s consent, the VIE cannot procure services from any third party or enter into similar service arrangements with any other third party, except for the ones appointed by the WFOE. The agreement was effective for 20 years from June 20, 2014 and automatically renew for 10 years if all parties have no objection.

Power of Attorney

The Nominee Shareholders signed Power of Attorney on June 20, 2014 to irrevocably appoint the WFOE, or its designated party, as the attorney-in-fact to exercise rights on the Nominee Shareholders’ behalf any and all rights that such shareholder has in respect of its equity interest in the VIE such as the right to appoint or remove directors, supervisors and officers, as well as the right to sell, transfer, pledge or dispose of all or any portion of the equity interests held by such shareholder, or of the assets held by the VIE. This agreement will remain effective until it is terminated by the WFOE.

Exclusive Option Agreement

Pursuant to the exclusive option agreements entered into amongst the VIE, the Nominee Shareholders and the WFOE on June 20, 2014, the Nominee Shareholders irrevocably granted the WFOE an exclusive option to request the Nominee Shareholders to transfer or sell any part or all of its equity interests in the VIE to the WFOE, or its designees. The purchase price of the equity interests in the VIE is equal to the minimum price required by PRC law. Any proceeds received by the Nominee Shareholders from the exercise of the right shall be remitted to the WFOE, to the extent permitted under the PRC laws. Without the WFOE’s prior written consent, the VIE and the Nominee Shareholders may not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans or guarantees and request any dividends or other form of assets. This agreement is not terminated until all of the equity interest of the VIE has been transferred to the WFOE or the person(s) designated by the WFOE.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreements entered into amongst the WFOE, the VIE and the Nominee Shareholders on June 20, 2014, the Nominee Shareholders pledged all of their equity interests in the VIE to the WFOE as collateral to secure their obligations under the exclusive business cooperation agreement. The WFOE

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

Equity Interest Pledge Agreement (Continued)

is entitled to all dividends during the effective period of the share pledge except as it agrees otherwise in writing. If the VIE or any of the Nominee Shareholders breaches its contractual obligations, the WFOE is entitled to certain rights regarding the pledged equity interests, including the right to receive proceeds from the auction or sale of all or part of the pledged equity interests of VIE in accordance with PRC law. The Nominee Shareholders agree not to create any encumbrance on or otherwise transfer or dispose of their respective equity interests in the VIE, without the prior consent of the WFOE.

The Power of Attorney, Exclusive Option Agreement and Equity Interest Pledge Agreement were amended and restated on August 27, 2015, July 1, 2016, April 19, 2018 and January 4, 2019 to reflect the new nominee shareholders appointed by the Series A, Series B and Series C preferred shareholders and the resulting equity ratio adjustments from the preferred shareholders’ investment.

On October 21, 2019, the VIE Agreements were supplemented by the following terms:

(1) Exclusive option agreement

•

The VIE irrevocably grants the WFOE an exclusive asset purchase option whereby the WFOE has the right to purchase or designate another party to purchase part or all of the assets of the VIE as permitted under the PRC laws. The purchase price of the VIE’s assets is equal to the book value of the assets or the minimum price as permitted by applicable PRC law, whichever is higher; and

•	The WFOE has the right to unilaterally amendment, supplement and termination of this agreement.

(2) Exclusive Business Cooperation Agreement

•

In exchange for these services, the VIE will pay a service fee, equal to the VIE’s profit before tax, after recovering any accumulated losses of the VIE and its subsidiaries from the preceding fiscal year, and deducting working capital, expenses, tax and a reasonable amount of operating profit according to applicable tax law principles and tax practice; and

•

The agreement will be in effect for 10 years unless the WFOE unilaterally terminates the agreement by giving written notification at least thirty days prior to the expiration of the agreement. The WFOE may at its sole discretion unilaterally extend the term of this agreement prior to its expiration upon notice to the VIE.

(3) Equity Interest Pledge Agreement

•

The Nominee Shareholders pledged all of their respective equity interests in the VIE to the WFOE as continuing first priority security interest to guarantee the performance of these Nominee Shareholders and the VIE’s obligations under the power of attorney, the exclusive option agreement and the exclusive business cooperation agreement; and

•	This agreement will remain effective until all the contractual obligations have been satisfied in full under all the agreements mentioned above.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

(4) Financial support undertaking letter

•

Pursuant to the financial support undertaking letter, the Company is obligated and hereby undertakes to provide unlimited financial support to the VIE, to the extent permissible under the applicable PRC laws and regulations, whether or not any such operational loss is actually incurred. The Company will not request repayment of the loans or borrowings if the VIE or its Nominee Shareholders do not have sufficient funds or are unable to repay.

(5) Voting proxy agreement

•	Pursuant to the voting proxy agreement, the WFOE irrevocably and unconditionally commits to execute its rights under the power of attorney in accordance with the instructions from the Company.

As a result of the amended agreements on October 21, 2019, the power and the rights pursuant to the power of attorney have since been effectively reassigned to the Company which has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. The Company is also obligated to absorb the expected losses of the VIE through the financial support as described above. The Company and the WFOE, as a group of related parties, hold all of the variable interests of the VIE. The Company has been determined to be most closely associated with the VIE within the group of related parties and has replaced the WFOE as the primary beneficiary of the VIE since October 2019. As the VIE was subject to indirect control by the Company through the WFOE immediately before and direct control immediately after the VIE Agreements were supplemented, the change of the primary beneficiary of the VIE was accounted for as a common control transaction based on the carrying amount of the net assets transferred.

In the opinion of the Company’s legal counsel, (i) the ownership structure of the WFOE and its VIE is in compliance with PRC laws and regulations; (ii) the contractual arrangements with the VIE and their shareholders are valid and binding, and not in violation of current PRC laws or regulations; (iii) the voting proxy agreement between the Company and the WFOE is valid in accordance with the articles of association of the Company and Cayman Islands Law.

However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Agreements and businesses to be in violation of any existing or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIE may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIE.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The following table set forth the assets and liabilities of the VIE and subsidiaries of the VIE included in the Group’s consolidated balance sheets:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Cash and cash equivalents	56,623	41,475	5,803
Restricted cash	1,993	1,476	206
Accounts receivable (net of allowances of RMB1,750 and RMB10,747 (US$1,504) As of December 31, 2018 and September 30, 2019, respectively)	30,735	84,909	11,879
Contract assets	713	1,183	166
Amounts due from related parities	2,044	514	72
Inter-company receivables*	6,587	2,532	354
Inventories	45,928	45,291	6,336
Prepayments and other current assets	32,785	23,634	3,307

Total current assets	177,408	201,014	28,123

Property and equipment, net	24,103	34,419	4,815
Intangible assets, net	455	164	23
Other non-current assets	4,726	2,801	392

Total non-current assets	29,284	37,384	5,230

TOTAL ASSETS	206,692	238,398	33,353

Accounts payable	12,608	7,844	1,097
Deferred revenue	55,846	43,143	6,036
Inter-company payables*	202,087	238,959	33,432
Capital lease obligations, current	2,668	4,766	667
Accrued liabilities and other current liabilities	25,856	31,589	4,419
Short-term borrowings	7,000	2,370	332
Current portion of long-term borrowings	457	42,672	5,970

Total current liabilities	306,522	371,343	51,953

Deferred government grant	1,990	1,469	206
Capital lease obligations	5,689	6,088	852
Other non-current liabilities	—	7,050	986
Long-term borrowings	78,219	395	55

Total non-current liabilities	85,898	15,002	2,099

TOTAL LIABILITIES	392,420	386,345	54,052

*	Inter-company receivables/payables represent balances of VIE and subsidiaries of the VIE due from/to the Company and the Group’s consolidated subsidiaries.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

1	ORGANIZATION AND BASIS OF PRESENTATION (CONTINUED)

The table sets forth the results of operations of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of comprehensive loss:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)
Revenues	140,138	292,813	40,966
Net loss	(62,660)	(16,010)	(2,239)

The table sets forth the cash flows of the VIE and subsidiaries of the VIE included in the Group’s consolidated statements of cash flows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)
Net cash used in operating activities	(28,447)	(13,031)	(1,823)
Net cash used in investing activities	(3,227)	(48,037)	(6,721)
Net cash generated from financing activities	53,821	45,403	6,352

As of December 31, 2018, and September 30, 2019, there were no pledges or collateralization of the assets of the VIE and the VIE’s subsidiaries. The amount of the net liabilities of the VIE and subsidiaries of VIE was RMB185,728 and RMB147,947 (US$20,699) as of December 31, 2018, and September 30, 2019, respectively. The creditors of the VIE and subsidiaries of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business. The VIE holds certain assets, including detection equipment and related equipment for use in their operations. The Company did not provide nor intend to provide additional financial or other support not previously contractually required to the VIE and subsidiaries of the VIE during the periods presented.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompany consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Principles of Consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, the VIE and the VIE’s subsidiaries for which the Company is the primary beneficiary of the VIE. All significant intercompany balances and transactions have been eliminated upon consolidation. The interim

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Principles of Consolidation (Continued)

financial information for the nine months ended September 30, 2018 is unaudited. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for a full year or any period. The Group believes that the disclosures are adequate to make the information presented not misleading.

In the opinion of the management, the accompanying unaudited consolidated financial statements for the nine months ended September 30, 2018 reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2018 presented in the consolidated financial statements is derived from the Company’s audited consolidated financial statements for the year ended December 31, 2018.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods. Significant estimates and assumptions reflected in the Group’s consolidated financial statements include, but are not limited to, allowance for doubtful accounts for accounts receivable and contract assets, inventory provision, standalone selling prices of performance obligations, and the useful lives and impairment of long-lived assets and the fair value of warrant liability. Management bases the estimates on historical experience and various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from those estimates.

Foreign currency translation

The functional currency of the Company and BR Hong Kong Limited is US$. The functional currency of the Company’s PRC subsidiaries, VIE and VIE’s subsidiaries is RMB. The determination of the respective functional currency is based on the criteria stated in ASC 830, Foreign Currency Matters. The Company uses RMB as its reporting currency. The financial statements of the Company and the Company’s subsidiary outside PRC are translated from the functional currency to the reporting currency.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are re-measured at the exchange rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical costs in foreign currency are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains and losses are included in the consolidated statements of comprehensive loss.

Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation (Continued)

year. Translation adjustments are reported as accumulated comprehensive income (loss) and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive loss.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of RMB7.1477 per US$1.00 on September 30, 2019, as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and demand deposits which are highly liquid. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash primarily represent deposits restricted in designated bank accounts for specific uses in relation to certain government grants received.

In November 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Group early adopted the updated guidance retrospectively and presented restricted cash within the ending cash, cash equivalents and restricted cash balance on the Group’s consolidated statements of cash flows for the nine months ended September 30, 2018 and 2019.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are carried at net realizable value. An allowance for doubtful accounts is recorded in the period when collection of the amount is no longer probable. In evaluating the collectability of receivable balances, the Group considers specific evidence including the aging of the receivable, the customer’s payment history, its current credit-worthiness and other factors. Accounts receivable are written off after all collection efforts have ceased.

Short-term investment

All highly liquid investments with maturities of greater than three months, but less than twelve months, are classified as short-term investments. Short-term investment held by the Group represented time deposit of remaining maturities of greater than three months but less than twelve months.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided for fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The carrying amounts of cash and cash equivalent, short-term investment, accounts receivable, amounts due from and due to related parties, accounts payable and short-term borrowings approximate their fair values because of their generally short maturities. The carrying amount of long-term borrowings and long-term investment approximate their fair values since they bear interest rates which approximate market interest rates.

The Group measured the fair value of its warrant liability on a recurring basis using significant unobservable (Level 3) inputs as of September 30, 2019. The valuation technique, inputs and corresponding impact to the fair value are as follows:

Financial instrument	Valuation technique	Unobservable input	Estimation
Warrant liability	Black-Scholes option pricing model	Volatility for Black-Scholes option pricing model	42%
		Market value of the underlying Series C Preferred Shares	US$5.09

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value measurements (Continued)

The following table presents a reconciliation of all financial instruments measured at fair value on a recurring basis using Level 3 unobservable inputs:

Warrant liability
RMB
Balance as of December 31, 2018	—
Recognized during the nine months ended September 30, 2019	19,821
Fair value change	1,686
Foreign exchange translation	1,149

Balance as of September 30, 2019	22,656

The amount of total loss for the nine months ended September 30, 2019 included in losses	1,686

The Group did not transfer any assets or liabilities in or out of Level 3 during the nine months ended September 30, 2019.

The Group had no financial assets and liabilities measured and recorded at fair value on a nonrecurring basis as of December 31, 2018 and September 30, 2019.

Inventories

Inventories consist of raw materials, work in progress and finished goods which are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for decreases in sales price, obsolescence, or similar reductions in the estimated net realizable value; and are recorded in cost of sales.

Equity method investment

Equity method investments represent investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Subtopic 323-10, Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Group initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Group evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

In January 2017, the Group acquired for 20.29% equity interest in EaSuMed Holding Ltd. with an amount of US$363. The Group exercised significant influence over the investee with its one seat on the board of directors

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equity method investment (Continued)

and accounted for its investment under the equity method. The Group recognized loss from equity method investment of RMB261 and RMB408 (US$57) for the nine months ended September 30, 2018 and 2019, respectively. No impairment loss was recognized for the periods presented.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated Useful Life
Machinery and laboratory equipment	5 years
Vehicles	6 years
Furniture and tools	5 years
Electronic equipment	3 years
Leasehold improvements	Lesser of lease terms or estimated useful lives of the assets

Repair and maintenance costs are charged to expense as incurred, whereas the cost of renewals and betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any resulting gain or loss reflected in the consolidated statements of comprehensive loss.

Direct costs that are related to the construction of property and equipment, and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property and equipment, and the depreciation of these assets commences when the assets are ready for their intended use.

Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The estimated useful life for the intangible assets is as follows:

Category	Estimated Useful Life
Computer software	3 years

The Group does not have any indefinite-lived intangible assets.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets, including fixed assets and intangible assets with finite lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets is the new cost basis and is depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

No impairment loss was recorded for the nine months ended September 30, 2018 (unaudited) and 2019.

Segment reporting

In accordance with ASC 280, Segment Reporting. The Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The Group’s CODM evaluates segment performance based on revenues and gross profit by the operating segments of central laboratory business, in-hospital business and pharma research and development services. No geographical segments are presented as substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenues are derived from within the PRC.

Revenue recognition

Effective January 1, 2017, the Group adopted ASU 2014-09, Revenue from contracts with Customers (Topic 606) using the full retrospective method. The Group derives revenues from its central laboratory business, in-hospital business and pharma research and development services. The Group recognizes revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those products or services. The impact of adopting the new revenue standard was not material to the Group’s consolidated financial statements.

Revenue from central laboratory business

Revenue from central laboratory business is primarily generated through the sales of the Group’s cancer therapy selection test, to individual patient customers. The individual patient prepays the consideration in full and the transaction price for each contract is fixed at contract inception. The patient can choose to purchase a single cancer therapy selection test or a package which consists of multiple cancer therapy selection tests of the same type or a combination of different types of cancer therapy selection tests. Each cancer therapy selection test represents a single performance obligation. Revenue is allocated to each performance obligation based on the relative standalone selling price method. The Group records revenue at a point in time, when each cancer therapy selection testing report is delivered to the patient.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenue from central laboratory business (Continued)

The Group’s cancer therapy selection packages with multiple cancer therapy selection tests of the same type (“Monitoring Packages”) were launched in 2017. The Monitoring Packages expire two years from the date of purchase. Based on historical usage rates, a portion of the cancer therapy selection tests within the Monitoring Packages are not expected to be used by the patient prior to expiration, referred to as a “breakage”. If the Group is expected to be entitled to a breakage amount, the expected breakage amount is recognized as revenue in proportion to the total number of tests performed for patients prior to the expiration date. If the Group is not expected to be entitled to a breakage amount due to the lack of historical experience, the expected breakage amount is recognized as revenue when the package expires. The Group evaluates its breakage estimates periodically based upon its historical experience with each type of Monitoring Packages and other factors, such as recent usage pattern prior to the expiration period. The historical usage rates may not be reflective of the actual usage rates due to changes in patients’ behavior and medical advancements. The determination of whether the Group has accumulated sufficient historical experience to determine breakage amount, and changes in the actual patients’ usage rates may significantly impact on the amount of breakage revenue recognized for the period. In 2019, the Group changed its estimates of the entitlement of breakage amount as the Group determined that it has accumulated sufficient historical experience to estimate breakage. The expected breakage amount is recognized as revenue over time in proportion to the usage of the test in each Monitoring Package. For the nine months ended September 30, 2018 (unaudited) and 2019, the Group recognized breakage income of nil and RMB13,574 (US$1,899), respectively. The change in estimate increased 2019 revenues from central laboratory business and reduce 2019 net loss by RMB13,574 (US$1,899), and reduce 2019 basic and diluted loss per share by RMB0.29 (US$0.04).

Revenue from in-hospital business

Revenue from in-hospital business is primarily generated through the sales of reagent kits and the provision of the facilitation services for the laboratory equipment sales to hospitals. For the sale of reagent kits, the Group manufactures the reagent kits and sells to the hospitals when the hospitals make a purchase order. Each reagent kit represents a single performance obligation. The Group does not provide rights of return for the reagent kits sold other than returns of defective products. Revenue is allocated to each performance obligation based on a relative standalone selling price basis. The Group records revenue on the sales of reagent kits at a point in time when the reagent kits are delivered to the hospital.

For the facilitation services, the Group purchases the laboratory equipment from third-party suppliers when the hospital makes a purchase request and resells the laboratory equipment to the hospital. The Group acts as an agent in facilitating the sales of laboratory equipment arrangements as it does not control the laboratory equipment prior to its delivery to the hospitals and does not have inventory risks. The facilitation services for each piece of laboratory equipment represents a single performance obligation. The Group records revenue on a net basis at the point in time when the Group has completed its facilitation services.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Revenue from pharma research and development services

The Group provides pharma research and development services to the pharmaceutical companies for their development of new drugs for targeted therapies and immunotherapies on various types of cancers. The pharma research and development services include a range of cancer therapy selection testing services, analytical validation services and project management services. The Group will deliver an analysis report upon the completion of services. The testing services, analytical validation services and project management services are not distinct within the context of the contract because the Group is using these services as inputs to produce the analysis report. The Group recognizes services revenue over the period in which these services are provided because the Group does not create an asset with alternative use to the Group and the Group has an enforceable right to payment for the performance completed to date. The Group recognizes revenue using an output method to measure progress that utilizes cancer therapy selection testing performed to-date as its measure of progress.

Pharmaceutical companies may also separately engage the Group to perform multiple cancer therapy selection tests without an analysis of the test results. Each therapy selection test is capable of being distinct and separately identifiable from other promises in the contracts and therefore, represent distinct performance obligations. Revenue is allocated to each cancer therapy selection test using a relative standalone selling price basis. The Group records revenue at a point in time, when each cancer therapy selection test result is delivered to the pharmaceutical companies.

Contract assets and liabilities

When the Group satisfies its performance obligations by providing products or services to a customer before the customer pays consideration or before payment is due, the Group recognizes its rights to consideration as a contract asset, which is presented as “contract assets” on the consolidated balance sheets. The contract assets are transferred to the receivables when the rights become unconditional. When a customer pays consideration before the Group provides products or services, the Group records its obligation as a contract liability, which is presented as “deferred revenue” on the consolidated balance sheets.

Deferred revenue decreased by RMB12,703 (US$1,777), due to the acceleration in revenue recognition caused by the changes in accounting estimates for the revenue recognition of the monitoring package. The Group receives payments from customers based on a billing schedule as established in contracts. Revenue recognized that was included in deferred revenue balance at the beginning of the year was RMB23,928 and RMB37,110 (US$5,192) for the nine months ended September 30, 2018 (unaudited) and September 2019, respectively. For both periods presented, there was no impairment of the Group’s contract assets.

The transaction prices allocated to the remaining performance obligations (unsatisfied or partially satisfied) as of December 31, 2018 and September 30, 2019 were RMB66,141 and RMB50,043 (US$7,001), respectively. The Group expects to recognize the related revenue within one year.

Value added taxes and related surcharges

The Group is subject to value added tax (the “VAT”) that is imposed on and concurrent with the revenues earned for services provided in the PRC. The Group’s applicable value added tax rate is 6% or 17%. Pursuant to further

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Value added taxes and related surcharges (Continued)

VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16% and further adjusted to 13% beginning April 2019.

The Group excludes VAT from the measurement of transaction price because the Group is collecting the VAT on behalf of tax authorities. The Group is also subject to surcharges on VAT payments in accordance with PRC law, which is recorded as cost of revenue. Surcharges are recorded when incurred because they are not imposed on and concurrent with a specific revenue arrangement and were immaterial for the nine months ended September 30, 2018 (unaudited) and 2019, respectively.

Research and development expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel and the cost of materials for research and development projects and products. The Group expenses research and development costs as they are incurred.

Government subsidies

Government subsidies primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as a reduction of the related expense when the conditions are met. The government subsidies with no further conditions to be met are recorded as other income when received. Where the grant relates to an asset, it is recognized as deferred government grant and released to the consolidated statements of comprehensive loss in equal amounts over the expected useful life of the related asset as a reduction of the related expense.

Leases

Leases are classified at the inception date as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the property’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease.

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over their respective lease terms. The Group leases certain office space and network equipment under non-cancelable operating lease agreements. Certain lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the leased property for purpose of recognizing lease expense on straight-line basis over the term of the lease.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive loss

Comprehensive loss is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive loss of the Group includes foreign currency translation adjustments related to the Group and its overseas subsidiaries, whose functional currency is US$.

Income taxes

The Group follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Group evaluates its uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements. The Group recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Group’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Share-based compensation

The Group applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its employee share-based payments awards granted to certain directors, executives and employees. Share options granted are classified as equity awards and are measured based on the grant date fair value of the equity instrument issued, and recognized as compensation costs using the straight-line method over the requisite service period, which is generally the vesting period of the options, with a corresponding impact reflected in additional paid-in capital. The Group early adopted ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting (“ASU 2016-09”) and accounts for forfeitures as they occur.

Loss per share

In accordance with ASC 260, Earnings Per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net loss is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s convertible preferred shares are participating securities because they are entitled to receive dividends or

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share (continued)

distributions on an as converted basis. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares include ordinary shares issuable upon the conversion of the convertible preferred shares using the if-converted method, and ordinary shares issuable upon the exercise of share options, using the treasury stock method. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects are anti-dilutive. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Company is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Company.

Pro forma information (unaudited)

Upon the completion of the Qualified IPO, the outstanding preferred shares will automatically be converted into Class A ordinary shares on a 1:1 basis. The ordinary shares owned by Mr. Yusheng Han will be converted into Class B ordinary shares. Unaudited pro forma shareholders’ deficit as of September 30, 2019, as adjusted for the assumed conversion of the convertible preference shares, is set forth on the consolidated balance sheets. Unaudited pro forma loss per share is computed using the weighted-average number of ordinary shares outstanding as of September 30, 2019, and assumes the automatic conversion of all of the Company’s convertible preferred shares into weighted-average shares of ordinary stock upon the closing of the Company’s Qualified IPO, as if it had occurred on January 1, 2019.

Employee defined contribution plan

As stipulated by the regulations of the PRC, full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the qualified employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The Group has no further payment obligations once the contributions have been paid. The Group recorded employee benefit expenses of RMB14,330 and RMB21,518 (US$3,010) for the nine months ended September 30, 2018 (unaudited) and 2019, respectively.

Modification of redeemable convertible preferred shares

The Group assesses whether an amendment to the terms of its redeemable convertible preferred shares is an extinguishment or a modification using the fair value model. If the fair value of the redeemable convertible preferred shares immediately after the amendment changes by more than ten percent from the fair value of the redeemable convertible preferred shares immediately before the amendment, the amendment is considered an extinguishment. An amendment that does not meet this criterion is a modification. When redeemable convertible preferred shares are extinguished, the difference between the fair value of the consideration transferred to the

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Modification of redeemable convertible preferred shares (continued)

redeemable convertible preferred shareholders and the carrying amount of the redeemable convertible preferred shares (net of issuance costs) is treated as a deemed dividend to the redeemable convertible preferred shareholders. When redeemable convertible preferred shares are modified, the increase of the fair value immediately after the amendment is treated as a deemed dividend to the redeemable convertible preferred shareholders. Modifications that result in a decrease in the fair value of the redeemable convertible preferred shares are not recognized.

Concentration of risks

Concentration of credit risk

As of December 31, 2018 and September 30, 2019, the aggregate amount of cash and cash equivalents, restricted cash and short-term investment of RMB127,276 and RMB477,724 (US$66,835), respectively, were held at major financial institutions located in the PRC, and USD$706 and USD$5,122 (RMB36,611), respectively, were deposited with major financial institutions located outside the PRC. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

Accounts receivables are typically unsecured and denominated in RMB and are derived from revenues earned from reputable customers. No customer accounted for more than 10% of the Group’s total accounts receivable balance as of December 31, 2018. As of September 30, 2019, the Group had three customers with a receivable balance exceeding 10% of the total accounts receivable balance. The Group manages credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

Concentration of suppliers

A significant portion of the Group’s equipment and raw materials were purchased from its two suppliers, who collectively accounted for 29% and 67% of the Group’s total equipment and raw materials purchases for the nine months ended September 30, 2018 (unaudited) and 2019, respectively.

Business and economic risk

The Group believes that changes in any of the following areas could have a material adverse effect on the Group’s future consolidated financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technologies and industry standards; changes in certain strategic relationships; regulatory considerations and risks associated with the Group’s ability to attract employees necessary to support its growth. The Group’s operations could also be adversely affected by significant political, regulatory, economic and social uncertainties in the PRC.

Currency convertibility risk

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risks (continued)

Currency convertibility risk (Continued)

of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. For U.S. dollar against RMB, there was depreciation of approximately 5.7% and 4.0%, in the year ended December 31, 2018 and nine months ended September 30, 2019 respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

The functional currency and the reporting currency of the Company are the US$ and the RMB, respectively. Most of the revenues and costs of the Group are denominated in RMB, while a portion of cash and cash equivalents are denominated in US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the US$ in the future. Any significant fluctuation of the valuation of RMB may materially affect the Group’s cash flows, revenues, earnings and financial position, and the value of any dividends payable on the ADS in US$.

Recently issued accounting pronouncements

The Group is an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10 (“ASU 2018-10”), Codification Improvements to Topic 842, Leases, which clarifies certain aspects of the guidance issued in ASU 2016-02; and ASU No. 2018-11 (“ASU 2018-11”), Leases (Topic 842): Targeted Improvements, which provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (continued)

statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The updated guidance is effective for the Group for annual reporting periods beginning January 1, 2020 and interim periods within annual periods beginning January 1, 2021. Early adoption is permitted. The Group does not plan to early adopt the new lease standards and the Group expects that applying the ASU 2016-02 would materially increase the assets and liabilities due to the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets, with an immaterial impact on its consolidated statements of comprehensive loss and consolidated statements of cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in ASU 2016-13 are effective for fiscal years beginning after December 15, 2020, including interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to nonemployee share-based payment accounting (“ASU 2018-07”). The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The Group is in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in ASU 2018-13 will be effective for the Group beginning after January 1, 2020 including interim periods within the year. Early adoption is permitted. An entity is permitted to early adopt any removed or modified disclosures upon issuance of ASU No. 2018-13 and delay adoption of the additional disclosures until their effective date. The Group does not plan to early adopt ASU 2018-13 and is currently in the process of evaluating the impact of adoption of this guidance on its consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

3	SEGMENT REPORTING

For the nine months ended September 30, 2018 (unaudited) and 2019, the Group had three operating segments, including central laboratory business, in-hospital business and pharma research and development services. The operating segments also represented the reporting segments. The Group’s CODM assess the performance of the operating segments based on the measures of revenues, cost of revenue and gross profit by central laboratory business, in-hospital business and pharma research and development services. Other than the information provided below, the CODM do not use any other measures by segments.

Summarized information by segments for the nine months ended September 30, 2018 (unaudited) and 2019 is as follows:

	For the nine months ended September 30, 2018 (unaudited)
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB
Revenues:
Revenues from services	111,070	3,242	8,007	122,319
Revenues from sales of products	—	21,274	—	21,274

Total revenues	111,070	24,516	8,007	143,593

Cost of revenues:	(39,377)	(11,182)	(2,757)	(53,316)

Gross profit	71,693	13,334	5,250	90,277

	For the nine months ended September 30, 2019
	Central laboratory business	In-hospital business	Pharma research and development services	Total
	RMB	RMB	RMB	RMB	US$
Revenues:
Revenues from services	205,505	(2,534)	13,907	216,878	30,342
Revenues from sales of products	—	76,124	—	76,124	10,650

Total revenues	205,505	73,590	13,907	293,002	40,992

Cost of revenues:	(54,360)	(15,737)	(4,547)	(74,644)	(10,443)

Gross profit	151,145	57,853	9,360	218,358	30,549

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

4	ACCOUNTS RECEIVABLE, NET

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Accounts receivable	36,634	96,373	13,483
Allowance for doubtful accounts	(1,827)	(10,902)	(1,525)

	34,807	85,471	11,958

The following table presents the movement in the allowance for doubtful accounts:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Balance at the beginning of the period	920	1,827	256
Provisions	907	9,075	1,269

Balance at the end of the period	1,827	10,902	1,525

5	INVENTORIES

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Raw materials	31,085	29,158	4,079
Work in progress	10,103	14,658	2,051
Finished goods	7,867	11,198	1,567

	49,055	55,014	7,697

6	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Deductible input VAT	29,231	38,444	5,379
Prepaid expenses	21,774	20,042	2,804
Deposits	6,124	3,035	425
Interests receivables	1,315	7,293	1,020
Others	1,459	3,227	451

	59,903	72,041	10,079

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

7	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Machinery and laboratory equipment	84,788	116,130	16,248
Vehicles	2,234	2,234	313
Furniture and tools	6,374	7,450	1,042
Electronic equipment	17,488	26,327	3,683
Leasehold improvements	19,315	23,595	3,301
Construction in progress	2,842	674	94

	133,041	176,410	24,681
Accumulated depreciation	(63,459)	(84,869)	(11,874)

	69,582	91,541	12,807

Depreciation expenses recognized for the nine months ended September 30, 2018 (unaudited) and 2019 were RMB18,803 and RMB22,093 (US$3,091), respectively.

The Group entered into capital leases for certain laboratory equipment, electronic equipment and furniture and tools during the nine months ended September 30, 2019. The gross amount of laboratory equipment, electronic equipment and furniture and tools were RMB14,794 (US$2,070), RMB3,048 (US$426) and RMB402 (US$56), respectively, as of September 30, 2019. The accumulated depreciation on the assets under capital lease were RMB2,312 (US$323) as of September 30, 2019.

As of September 30, 2019, future minimum capital lease payments were as follows:

	RMB	US$
For the three months ending December 31, 2019	1,436	201
For the years ending December 31, 2020	5,744	804
2021	5,111	715
2022	—	—
2023	—	—

Total minimum capital lease payments	12,291	1,720
Less: interest component	(1,437)	(201)

Present value of minimum capital lease payments	10,854	1,519

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

8	INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Computer software	1,242	1,625	227
Accumulated amortization	(760)	(1,190)	(166)

	482	435	61

Amortization expense recognized for the nine months ended September 30, 2018 (unaudited) and 2019 were RMB261 and RMB430 (US$60), respectively. As of September 30, 2019, estimated amortization expense of the existing intangible assets for the three months ending December 31, 2019 and for the years ending December 31, 2020, 2021, 2022 and 2023 is RMB100, RMB168, RMB130, RMB37 and nil, respectively.

9	ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consist of the following:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Accrued payroll and welfare	16,447	15,568	2,178
Customer deposits	2,140	3,209	449
Interests payable	2,225	563	79
Accrued reimbursement expenses	3,970	4,533	634
Professional service fees	1,195	15	2
Other taxes and surcharge	1,246	7,451	1,042
Others	3,131	2,957	414

	30,354	34,296	4,798

10	BORROWINGS

Short-term borrowings

The short-term borrowings of the Group are RMB denominated borrowings obtained from two third-party individuals with interest rate of 5% per annum. These borrowings are unsecured and repayable on demand.

Long-term borrowings

In April 2017, the Group entered into a two-year loan agreement with China Merchants Bank, pursuant to which the Group is entitled to borrow up to RMB50,000 with a fixed annual interest rate of 4.28%. In April 2017, the

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

10	BORROWINGS (CONTINUED)

Long-term borrowings (Continued)

Group drew down RMB30,000 and the maturity date is April 2019. The loan was intended for general working capital purposes.

In July 2018, the Group entered into a banking facility agreement with SPD Silicon Valley Bank, pursuant to which the Group was entitled to borrow up to RMB80,000 at varying rates. The first RMB 10,000 of the facility had an annual interest rate of 6.5% and secured by accounts receivable of RMB34,807. The remaining RMB70,000 of the facility had an annual interest rate of 7.0%. The loan was intended for general working capital purposes. In 2018, the Group drew down RMB77,455 which is due in July 2020.

In September 2016, the Group entered into a 3-year financing arrangement with Zhongguancun Technology Leasing Co., Ltd. bearing an interest rate of 6.1%, secured by certain machinery and laboratory equipment with original cost of RMB23,181.

In May 2018, the Group entered into two 3-year financing arrangements with Zhongguancun Technology Leasing Co., Ltd. bearing an interest rate of 5.8%, secured by certain machinery and laboratory equipment with original cost of RMB32,405.

Future maturities of long-term borrowing

As of September 30, 2019, aggregate future maturities of the Group’s long-term borrowing were as follows:

	RMB	US$
For the three months ending December 31, 2019	1,828	256
For the years ending December 31, 2020	49,496	6,925
2021	3,659	512
2022	—	—
2023	—	—

Total	54,983	7,693

11	CONVERTIBLE NOTES

Series A+ convertible notes

In August 2015, the Group issued four convertible notes for an aggregate principal amount of US$7,900. In March 2016, the Group issued an additional convertible note for an aggregate principal amount of US$ 100 (collectively, the “Series A+ Notes”). The key features of the Series A+ Notes are as follows:

Interest

The Series A+ Notes bear a simple interest a rate of 15% annually on any unpaid principal.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

11	CONVERTIBLE NOTES (CONTINUED)

Conversion Features and Rates

The Series A+ Notes are convertible into the Company’s Series B convertible preferred shares (“Series B Preferred Shares”) at the option of the holders upon completion of the sale of the Company’s Series B Preferred Shares (the “Series B Financing”). The number of the Series B Preferred Shares to be issued upon such conversion is equal to the principal and all accumulated but unpaid interest divided by the price per share of the equity securities equal to 95% of the price per share applicable to other investors participating in the Series B Financing.

Redemption

The outstanding principal and any accrued but unpaid interest will become due and payable in full at the earlier of i) the first anniversary of the issuance date or ii) upon the occurrence of any of events of default. The redemption date will be automatically extended by six months if the Group does not complete its Series B Financing by the first anniversary of the issuance date.

Series A+ supplementary convertible note

In August 2016, the Group issued a convertible note (“Series A+ Supplementary Note”) for a principal amount of US$8,000. The key features of the Series A+ Supplementary Note were identical to the Series A+ Notes, except the Series A Supplementary Notes accrued interest at 20% per annum and there was no discount on the per share conversion price.

Series B Convertible Note

In January 2017 and May 2017, the Group issued two convertible notes (“Series B Notes”) for an aggregate principal amount of US$17,000. The key features of the Series B Notes are as follows:

Interest

The Series B convertible notes bears simple interest at 9% on any unpaid principal.

Conversion Features and Rates

The Series B Notes is convertible into the Group’s Series C convertible preferred shares (“Series C Preferred Shares”) at the option of the holders upon completion of the sale of the Group’s Series C Preferred Shares (the “Series C Financing”). The number of the Series C Preferred Shares to be issued upon such conversion is equal to the principal and all accumulated but unpaid interest divided by the price per share of the equity securities equal to 95% of the price per share applicable to other investors participating in the Series C Financing.

Redemption

The outstanding principal and any accrued but unpaid interest will become due and payable in full at the earlier of i) the second anniversary of the issuance date or ii) upon the occurrence of any of events of default. The

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

11	CONVERTIBLE NOTES (CONTINUED)

Redemption (Continued)

redemption date will be automatically extended by six months if the Group does not complete its Series C Financing by the second anniversary of the issuance date.

Accounting for the Series A+, Series A+ Supplementary and Series B Notes

The Series A+, Series A+ Supplementary and Series B Notes (collectively, the “Convertible Notes”) were recorded as liabilities carried at amortized cost. As the Convertible Notes will be share settled by a number of shares with a fair value equal to a fixed settlement amount, the settlement is not viewed as a conversion feature but as a redemption feature because the settlement amount does not vary with the share price. The in-substance redemption feature did not require bifurcation because it is clearly and closely related to the debt host. Since there is no embedded conversion feature, no beneficial conversion feature (“BCF”) was recorded. There were no other embedded derivatives that are required to be bifurcated.

Conversion

In January 2017, certain holders converted the Series A+ Notes and the Series A+ Supplementary Note with aggregate principal and accrued interest of RMB110,485 into 8,126,168 Series B Preferred Shares. No gain or loss was recognized from the conversion.

In January 2019, the holder converted the Series B Notes with aggregate principal and accrued interest of RMB127,982 into 4,066,970 Series C Preferred Shares. No gain or loss was recognized from the conversion.

Repayment

In January 2017, the Group repaid the remaining Series A+ Note with the aggregate principal and unpaid interest of US$2,502.

12	CONVERTIBLE PREFERRED SHARES AND WARRANT

In June 2014, the Group issued 45,429,371 Series A redeemable convertible preferred shares (“Series A Preferred Shares”) to certain investors at US$0.12 per share for a total cash consideration of US$5,459.

In August 2015 and August 2016, the Group issued 21,199,850 Series A+ redeemable convertible preferred shares (“Series A+ Preferred Shares”) in aggregate to certain investors at US$0.63 per share for a total consideration of US$13,356. In January 2017, the Group issued additional 261,022 Series A+ Preferred Shares to an existing Series A+ Preferred Share holder at US$0.83 per share for total consideration of US$217.

In January 2017, the Group issued 14,040,117 Series B redeemable convertible preferred shares (“Series B Preferred Shares”) to certain investors at US$1.98 per share for a total consideration of US$27,812. Concurrently the Group issued 8,126,618 Series B Preferred Shares to certain investors upon conversion of the Group’s Series A+ convertible notes (note 11).

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

12	CONVERTIBLE PREFERRED SHARES AND WARRANT (CONTINUED)

In May 2017 and December 2018, the Group issued 3,370,696 Series B Preferred Shares in aggregate at US$1.98 per share for a total consideration of US$6,677.

In January 2019, the Group issued 20,477,648 Series C redeemable convertible preferred shares (“Series C Preferred Shares”) to certain investors at US$4.70 per share for a total consideration of US$96,144. Concurrently, the Group issued 4,066,970 Series C Preferred Shares to certain investors upon conversion of the Group’s Series B convertible notes (note 11).

The key features of the Series A, Series A+, Series B and Series C Preferred Shares (collectively the “Preferred Shares”) are as follows:

Dividends

Each holder of the Preferred Shares (collectively, the “Preferred Shareholders”) will be entitled to receive on a pari-passu basis, non-cumulative dividends when declared by the Board of Directors prior and in preference to ordinary shareholders. After the dividends to the relating to the Preferred Shares have been paid in full, each ordinary shareholder will be entitled to receive dividends payable in cash out of any remaining funds that are legally available when declared by the Board of Directors. No dividend or other distribution will be made or declared on the Company’s ordinary shares or any future series of preferred shares, unless and until an equivalent dividend is declared or paid on each outstanding Preferred Shares on an as-if converted basis.

No dividend was declared during the periods presented.

Voting

Each Preferred Shareholder is entitled to the number of votes equal to the number of common shares into which such Preferred Shares could be converted at the voting date. Preferred shareholders will vote together with common shareholders, and not as a separate class of series, on all matters put before the shareholders.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company or any deemed liquidation event defined as the liquidation, dissolution, acquisition, change of control or winding-up of the Company, the assets or surplus funds of the Company available for distribution will be distributed as follows:

The Series C preferred shareholders are entitled to receive an amount equal to 120% of the Series C Issue Price, plus all accrued but unpaid dividends, in preference to any distribution to the holders of the Series A, Series A+ and Series B preferred shares and the common shareholders of the Company.

After the payment to the holders of Series C preferred shares, the Series B preferred shareholders are entitled to receive an amount equal to 150% of the Series B Issue Price, plus all accrued but unpaid dividends, in preference to any distribution to the holders of the Series A, Series A+ preferred shares and the common shareholders of the Company.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

12	CONVERTIBLE PREFERRED SHARES AND WARRANT (CONTINUED)

Liquidation preference (Continued)

After the payment to the holders of Series C and Series B preferred shares, the Series A+ and Series A preferred shareholders are entitled to receive an amount equal to 150% of the Series A+ and Series A Issue Price on pari-passu basis, respectively, plus all accrued but unpaid dividend, in preference to any distribution to the holders of the common shareholders of the Company.

After payment has been made to the Preferred Shareholders in accordance with the above, the remaining assets of the Company available for distribution to shareholders will be distributed to on pari-passu basis among the holders of common shares and holders of Preferred Shares on as converted basis.

The liquidation preference amounts for Series A, Series A+, Series B and Series C Preferred Shares were RMB50,305 (US$7,038), RMB128,209 (US$17,937), RMB520,559 (US$72,829) and RMB927,245 (US$129,726), respectively, as of September 30, 2019.

Conversion

Each Preferred Shareholder has the right, at the sole discretion of the holder, to convert at any time and from time to time, all or any portion of the Preferred Shares into common shares based on the then-effective conversion price. The initial conversion ratio shall be on a one for one basis, subject to certain anti-dilution adjustments.

All Preferred Shares are converted automatically into ordinary shares at the then effective applicable conversion price in the event of a qualified IPO.

Redemption

The Series A Preferred Shares are redeemable at the holders’ option at any time beginning on the sixth anniversary of the original Series A issue date at the redemption price equal to 200% of the original issue price plus all accrued but unpaid dividends.

The Series A+ Preferred Shares are redeemable at the holders’ option at any time beginning on the sixth anniversary of the original Series A+ issue date at the redemption price equal to the original issue price plus 12% annual interest, and all accrued but unpaid dividends. The redemption price of the Series A Preferred Shares were modified to be the same as that of Series A+ Preferred Shares upon the issuance of Series A+ Preferred Shares.

The Series B Preferred Shares are redeemable at the holders’ option at any time beginning on the fifth anniversary of the original Series B issue date at the redemption price equal to the original issue price plus 12% annual interest, and all accrued but unpaid dividends. The redemption date of the Series A and A+ Preferred Shares were modified to be the same as that of Series B Preferred Shares upon the issuance of Series B Preferred Shares.

The Series C Preferred Shares are redeemable at the holders’ option at any time beginning on the third anniversary of the original Series C issue date at the redemption price equal to the original issue price plus 12% annual interest, and all accrued but unpaid dividends.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

12	CONVERTIBLE PREFERRED SHARES AND WARRANT (CONTINUED)

Series C Warrant

Concurrent with the Series C Financing the Group issued a warrant to one of the Series C investors at nil consideration. The warrant allows the holder to purchase 2,129,900 Series C convertible redeemable preferred shares at the exercise price of US$4.70 per share. The warrant is exercisable at any time from the issuance date and will expire at the earlier of i) the closing of the Company’s Qualified IPO; or ii) when the Group’s cumulative revenue attributed to its early detection business reaches RMB100,000 and the Group performed cumulatively 10,000 independent tests in its early detection business starting from January 1, 2019 to December 31, 2021.

Initial measurement and subsequent accounting for Preferred Shares

The Preferred Shares are initially classified as mezzanine equity in the consolidated balance sheets as these Preferred Shares may be redeemed at the option of the holders on or after an agreed upon date outside the sole control of the Group or upon a deemed liquidation event. All the Preferred Shares are initially measured at fair value. The holders of the Preferred Shares have the ability to convert the instrument into the Company’s ordinary shares. The Group evaluated the embedded conversion option in the Preferred Shares to determine if there were any embedded derivatives requiring bifurcation and to determine if there were any beneficial conversion features (“BCF”). There were no embedded derivatives that are required to be bifurcated. The conversion option of the Preferred Shares is not bifurcated because the conversion option is clearly and closely related to the host equity instrument. The contingent redemption options of the Preferred Shares are not bifurcated because the underlying ordinary shares are not net settable since the Preferred Shares were neither publicly traded nor readily convertible into cash.

No BCF was recognized for the Preferred Shares as the fair value per ordinary share at the commitment date was less than the respective most favorable conversion price. The Group determined the fair value of common shares with the assistance of an independent third-party appraiser.

The amendment to the redemption price for the Series A Preferred Shares upon the issuance of the Series A+ Preferred Shares, and the amendment to the redemption date of the Series A and A+ Preferred Shares upon the issuance of the Series B Preferred Shares are accounted for as modifications as the fair values of Series A and A+ Preferred Shares immediately after the amendments were not significantly different from their respective fair values immediately before the amendment. The incremental fair value of Series A and A+ Preferred Shares as a result of the modifications was immaterial.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

12	CONVERTIBLE PREFERRED SHARES AND WARRANT (CONTINUED)

Initial measurement and subsequent accounting for Preferred Shares (Continued)

The Group concluded that the Preferred Shares are not currently redeemable, but are probable to become redeemable. The Group elected to recognize the changes in redemption value as they occur and adjust the carrying amount of the Preferred Shares to equal the redemption value at each reporting period. Accretion charges were recorded as an increase to the net loss attributable to ordinary shareholders for the years presented. The change in the carrying value of the Preferred Shares and the corresponding accretion in the periods presented are as follows:

Mezzanine equity	Series A	Series A+	Series B	Series C	Total
	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017	48,985	108,764	382,893	—	540,642
Issuance of Series B preferred shares	—	—	2,000	—	2,000
Accretion of Preferred Shares	4,346	10,772	39,731	—	54,849
Repurchase of Preferred Shares	—	(1,373)	—	—	(1,373)

Balance as of December 31, 2018	53,331	118,163	424,624	—	596,118
Issuance of Series C preferred shares	—	—	—	752,883	752,883
Accretion of Preferred Shares	3,358	8,272	31,114	83,094	125,838
Repurchase of Preferred Shares	—	(173)	—	—	(173)

Balance as of September 30, 2019	56,689	126,262	455,738	835,977	1,474,666

Balance as of September 30, 2019 (US$)	7,931	17,665	63,760	116,957	206,313

Repurchase of preferred shares

The Group repurchased 249,969 and 31,567 Series A+ Preferred Shares in December 2018 and January 2019 at a consideration of RMB1,500 and RMB1,000, respectively. The Group accounted for the difference of between the consideration paid and the fair value of the Series A+ Preferred Shares of nil and RMB611, respectively, as compensation expenses relating to the employee shareholder of BRT Bio Tech Limited. The Group accounted for the difference of between the fair value and the carrying value of the Series A+ Preferred Shares of RMB127 and RMB216, respectively, as a dividend return to the preferred shareholders in the statements of shareholders’ deficit.

Initial measurement and subsequent accounting for warrant liability

The warrant is a freestanding instrument and recorded as a liability in accordance with ASC480. The warrant is initially recognized at fair value, with subsequent changes in fair value recorded in losses. The Series C Preferred Shares was initially recorded as mezzanine equity equal to the proceeds received of RMB752,883, net of the warrant fair value of RMB19,821 on January 31, 2019. The Company recognized a loss from the increase in fair value of RMB1,686 (US$236) for the nine-months ended September 30, 2019.

The fair value of the warrant is measured using significant unobservable (Level 3) inputs. The Group estimated the fair value of the warrant as of September 30, 2019 using the Black-Scholes option pricing model, based on the remaining contractual term of the warrants, risk-free interest rate and expected volatility of the price of the

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

12	CONVERTIBLE PREFERRED SHARES AND WARRANT (CONTINUED)

Initial measurement and subsequent accounting for warrant liability (Continued)

underlying Preferred Shares. The assumptions used, including the market value of the underlying Series C Preferred Shares and the expected volatility were subjective unobservable inputs. Significant increases (decreases) in the inputs used in the fair value measurement of the Level 3 warrant in isolation would result in a significant lower (higher) fair value measurement.

13	SHARE-BASED COMPENSATION

Share options

On June 20, 2014, the shareholders and Board of Directors (the “Board”) of the Company approved a resolution to reserve a total of 6,002,729 ordinary shares of the Company for the purpose of issuing share options awards to its eligible employees, officers or directors of the Group. On August 20, 2016, the shareholders and the Board approved a resolution to increase share option pool to 7,381,197. On April 19, 2018, the shareholders and the Board further approved a resolution to increase share option pool up to 10,580,468.

The exercise price, vesting and other conditions of individual awards are determined by the Board and are subject to multiple service vesting periods. The options granted are vested over various vesting schedules with no more than three years. The Group recognized share-based compensation expenses using the straight-line method over the requisite service period, which is generally the vesting period of the options. The share option awards are exercisable up to ten years from the grant date. The following table summarizes the share options activity for the nine months ended September 30, 2019:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Grant Date Fair Value	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		US$ per option	US$ per option	Years	US$
Outstanding, January 1, 2019	6,100,283	0.0001	0.48	7.14	9,744

Granted	1,036,876	0.0001	1.84	—	—
Forfeited	(41,369)	0.0001	0.55	—	—

Outstanding, September 30, 2019	7,095,790	0.0001	0.68	6.95	13,395

Vested and expected to vest at September 30, 2019	7,095,790	0.0001	0.68	6.95	13,395

Exercisable at September 30, 2019	3,977,820	0.0001	0.16	5.43	7,428

The aggregate intrinsic value in the table above represents the difference between the exercise price of the awards and the fair value of the underlying ordinary shares at each reporting date, for those awards that had exercise price below the estimated fair value of the relevant ordinary shares.

The aggregate fair value of the equity awards vested during the nine months ended September 30, 2019 was RMB6,436 (US$900). As of September 30, 2019, there was RMB19,141 (US$2,678) of total unrecognized

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

13	SHARE-BASED COMPENSATION (CONTINUED)

Share options (Continued)

employee share-based compensation expense related to unvested options, may be adjusted for actual forfeitures occurring in the future. Total unrecognized compensation cost which recognized over a weighted-average period of 1.68 years.

Fair value of options

The fair value of options was determined using the binomial option valuation model, with the assistance from an independent third-party appraiser. The binomial model requires the input of highly subjective assumptions, including the expected volatility, the exercise multiple, the risk-free rate and the dividend yield. For expected volatility, the Group has made reference to historical volatility of several comparable companies in the same industry. The exercise multiple was estimated as the average ratio of the stock price to the exercise price of when employees would decide to voluntarily exercise their vested options. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. The dividend yield is based on our expected dividend policy over the contractual life of the options. The estimated fair value of the ordinary shares, at the option grant dates, was determined with the assistance from an independent third-party appraiser. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the fair value of the share options granted are as follows:

	For the nine months ended September 30,
	2018	2019
Risk-free interest rate	2.74% - 3.05%	1.63% - 2.41%
Dividend yield	0%	0%
Expected volatility range	47.0% - 47.8%	44.6% - 45.3%
Exercise multiple	2.20	2.20
Contractual life	10 years	10 years
Fair market value per ordinary share as at valuation dates	US$1.16 - US$1.38	US$1.65 - US$1.87

Total share-based compensation expenses recognized for the nine months ended September 30, 2018 (unaudited) and 2019 were as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)
Cost of revenues	229	500	70
Research and development expenses	1,323	2,916	408
Selling and marketing expenses	317	1,366	191
General and administrative expenses	1,770	2,115	296

Total share-based compensation expenses	3,639	6,897	965

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

13	SHARE-BASED COMPENSATION (CONTINUED)

On August 19, 2019, the Group entered into an investment agreement with an employee to issue 170,392 Series C Preferred Shares at US$4.695 per share with a total consideration of US$800. The Group recognized the difference between the fair value of the preferred shares as of the commitment date and the issuance consideration of RMB461 (US$65) as compensation expense.

14	INCOME TAXES

China

Effective from January 1, 2008, the PRC’s statutory, Enterprise Income Tax (“EIT”) rate is 25%. In accordance with the implementation rules of EIT Law, a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity must file required supporting documents with the tax authority and ensure fulfillment of the relevant HNTE criteria before using the preferential rate. An entity could re-apply for the HNTE certificate when the prior certificate expires.

Guangzhou Burning Rock Dx Co., Ltd. was recognized as a qualified HNTE under the EIT Law by relevant government authorities in November 2016 and was entitled to the preferential rate of 15%. Guangzhou Burning Rock Dx Co., Ltd. will be subject to EIT rate of 25% if the HNTE certificate is not renewed before the 2019 annual EIT filing. The Company assessed it is probable for Guangzhou Burning Rock Dx Co., Ltd. to obtain the renewed HNTE certificate and continue to enjoy preferential rate of 15% for the year ending December 31, 2019. All other operating entities in the PRC are subject to the 25% EIT rate.

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gains. Besides, upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the Hong Kong tax laws, the subsidiary in Hong Kong are subject to the Hong Kong profits tax rate at 16.5% and it may be exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

14	INCOME TAXES (CONTINUED)

Hong Kong (Continued)

The Group’s loss before income taxes consists of:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)
China	(111,335)	(65,872)	(9,217)
Cayman Islands	(13,000)	(14,213)	(1,988)
Hong Kong	779	6,023	843

Total loss before income tax	(123,556)	(74,062)	(10,362)

For the nine months ended September 30, 2018 (unaudited) and 2019, the income generated by the subsidiary in Hong Kong was interest income derived from the bank that is exempted from Hong Kong profit tax. The Group did not recognize any current or deferred tax expense for the periods presented.

Reconciliation between the income tax expenses computed by applying the statutory tax rate to loss before income tax and the actual provision for income tax is as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)
Loss before income tax	(123,556)	(74,062)	(10,362)
Income tax benefits computed at PRC statutory rate (25%)	(30,887)	(18,515)	(2,590)
Effect of tax rate differential	3,233	3,425	479
Research and development super-deduction	(1,484)	(2,314)	(324)
Non-deductible expenses	1,684	4,879	683
Non-taxable income	(178)	(1,378)	(193)
Changes in valuation allowance	27,632	13,903	1,945

Income tax expenses	—	—	—

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

14	INCOME TAXES (CONTINUED)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which the temporary differences are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax balances as of December 31, 2018 and September 30, 2019 are as follows:

	For the year ended December 31, 2018	For the nine months ended September 30, 2019
	RMB	RMB	US$
Deferred tax assets:
Accruals and reserves	1,365	3,719	521
Net operating loss carry forward	38,580	50,508	7,066
Government grants	497	367	51
Depreciation and amortization	564	714	100
Excessive education fee	577	932	130
Timing difference of research and development expenses recognition	29,430	41,197	5,764
Timing difference of revenue recognition	19,029	5,505	770
Excessive donation expense carried forward	750	1,753	245

Gross deferred tax assets	90,792	104,695	14,647
Less: valuation allowance	(90,792)	(104,695)	(14,647)

Total deferred tax assets, net	—	—	—

As of December 31, 2018 and September 30, 2019, the Group had net operating losses of RMB154,319 and RMB202,031 (US$28,265) mainly deriving from entities in the PRC. The tax losses in PRC can be carried forward for five years to offset future taxable profit, and the period was extended to ten years for entities that qualify as HNTE in 2018 and thereafter. The tax losses of entities in the PRC will begin to expire in 2020, if not utilized.

Valuation allowances have been provided on the net deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Realization of the net deferred tax assets is dependent on factors including future reversals of existing taxable temporary differences and adequate future income, exclusive of reversing deductible temporary differences, tax planning and tax loss or credit carry forwards. The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2018 and September 30, 2019, valuation allowances were provided against deferred tax assets in entities where it was determined it was more likely than not that the benefits of the deferred tax assets will not be realized.

Unrecognized tax benefits

As of September 30, 2019 and for the nine months ended September 30, 2019, there was no significant impact from tax uncertainties on the Group’s consolidated financial position and result of operations. The Group did not

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

14	INCOME TAXES (CONTINUED)

Unrecognized tax benefits (Continued)

record any interest and penalties related to an uncertain tax position for the period ended September 30, 2019. The Group does not expect the amount of unrecognized tax benefits would increase significantly in the next 12 months.

In general, the PRC tax authorities have up to five years to conduct examinations of the tax filings of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries. Accordingly, the PRC tax filings from 2014 through 2018 remain open to examination by the respective tax authorities. The Group may also be subject to the examinations of the tax filings in other jurisdictions, which are not material to the consolidated financial statements.

15	LOSS PER SHARE

Basic and diluted loss per share for the nine months ended September 30, 2018 (unaudited) and 2019 are calculated as follows:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(unaudited)
Numerator:
Net loss attributable to Burning Rock Biotech Limited’s shareholder	(123,556)	(74,062)	(10,362)
Accretion of convertible preferred shares	(40,669)	(125,838)	(17,605)

Net loss attributable to ordinary shareholders	(164,225)	(199,900)	(27,967)

Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	44,240,210	46,334,461	46,334,461

Loss per share—basic and diluted	(3.71)	(4.31)	(0.60)

For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and the participating securities do not have contractual rights and obligations to share in the losses of the Group. The effects of all outstanding Preferred Shares, convertible notes, warrant and share options were excluded from the computation of diluted loss per share for the nine months ended September 30, 2018 (unaudited) and 2019 as their effects would be anti-dilutive.

The unaudited pro forma loss per share is computed using the weighted-average number of ordinary shares outstanding and assumes the automatic conversion of all the Group’s convertible preferred shares into Class A and Class B ordinary shares upon the closing of an IPO as if it had occurred on January 1, 2019.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

15	LOSS PER SHARE (CONTINUED)

The unaudited basic and diluted pro forma loss per share is calculated as follows:

	For the nine months ended September 30,
	2019
	Class A		Class B
	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to ordinary shareholders	(146,045)	(20,432)	(53,855)	(7,535)
Deduct: Accretion of convertible preferred shares	(91,936)	(12,862)	(33,902)	(4,743)
Net loss used in computing pro forma loss per share—basic and diluted	(54,109)	(7,570)	(19,953)	(2,792)

Denominator:
Weighted-average number of ordinary shares outstanding—basic and diluted	11,096,784	11,096,784	35,237,677	35,237,677
Add: adjustment to reflect assumed effect of automatic conversion of Preferred Shares	108,008,065	108,008,065	8,683,061	8,683,061
Pro Forma weighted average number of shares outstanding—basic and diluted	119,104,849	119,104,849	43,920,738	43,920,738
Pro Forma loss per share—basic and diluted	(0.45)	(0.06)	(0.45)	(0.06)

16	RELATED PARTY TRANSACTIONS

a)	Related Parties

Name of related parties	Relationship
Yusheng Han	Chief Executive Officer, director
Shaokun Chuai	Chief Operating Officer, director
Nannan Zhou	Management of the Group
Dan Zhou	Shareholder of BRT Bio Tech Limited, management of the Group
Liang Shao	Shareholder of BRT Bio Tech Limited
Zhigang Wu	Shareholder of BRT Bio Tech Limited, management of the Group
BRT Bio Tech Limited	Controlling shareholder of the Company
EaSuMed Holding Ltd.	Equity method investee

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

16	RELATED PARTY TRANSACTIONS (CONTINUED)

b)	The Group had the following related party balances at the end of the period:

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
Yusheng Han	15,961	53,789	7,525
Shaokun Chuai	—	17,682	2,474
Liang Shao	79	79	11
Dan Zhou	91	61	9
Zhigang Wu	32	32	4
Nannan Zhou	227	227	32

Total amounts due from related parties	16,390	71,870	10,055

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
BRT Bio Tech Limited	3,289	3,389	474

Total amounts due to a related party	3,289	3,389	474

All the balances with related parties as of December 31, 2018 and September 30, 2019 were unsecured. All outstanding balances are also repayable on demand unless otherwise disclosed. No allowance for doubtful accounts was recognized for the amount due from related parties for the year ended December 31, 2018 and the nine months ended September 30, 2019.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

16	RELATED PARTY TRANSACTIONS (CONTINUED)

c)	The Group had the following related party transactions:

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(unaudited)
Consulting service received from:
EaSuMed Holding Ltd.	958	806	113

Borrowings provided to:
Yusheng Han(i)	—	37,828	5,292
Shaokun Chuai(ii)	—	17,682	2,474
Dan Zhou	30	—	—

	30	55,510	7,766

Share repurchase from:
BRT Bio Tech Limited(iii)	—	1,000	140

Interest income from:
Yusheng Han	—	860	120
Shaokun Chuai	—	393	55

	—	1,253	175

(i)	On March 29, 2019, the Group entered into a loan agreement with Yusheng Han with a principle amount of US$5,500 at the simple rate of 4.5% per annum.
(ii)	On March 28, 2019, the Group entered into a loan agreement with Shaokun Chuai with a principle amount of US$2,500 at the simple rate of 4.5% per annum.
(iii)

On April 19, 2018, the Group repurchased 62,492 ordinary shares held by BRT Bio Tech Limited with nil consideration. On January 31, 2019, the Group repurchased 31,567 Series A+ Preferred Shares held by BRT Bio Tech Limited for a consideration of RMB1,000.

17	COMMITMENTS AND CONTINGENCIES

Operating lease commitments

Future minimum payments under non-cancelable operating leases with initial terms in excess of one year consist of the following as of September 30, 2019:

	RMB	US$
For the three months ending December 31, 2019	1,929	270
For the years ending December 31, 2020	5,322	745
2021	3,089	432
2022	1,753	245
2023	1,521	213

Total	13,614	1,905

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

17	COMMITMENTS AND CONTINGENCIES (CONTINUED)

Operating lease commitments (continued)

Payments under operating leases are expensed on a straight-line basis over the periods of their respective leases. The Group’s lease arrangements have no renewal options, rent escalation clauses, restrictions or contingent rents and are all executed with third parties. For the nine months ended 30, 2018 (unaudited) and 2019, total rental related expenses for all operating leases amounted to RMB3,912 and RMB4,022 (US$563), respectively.

Capital expenditure commitments

The Group has capital expenditure commitments for the laboratory leasehold improvements of RMB3,532 (US$494) at September 30, 2019, which are scheduled to be paid within one year.

Contingencies

The Group is currently not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position or results of operations.

18	RESTRICTED NET ASSETS

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries located in the PRC, being a foreign invested enterprise established in the PRC, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s PRC subsidiaries are required to allocate at least 10% of its annual after tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the PRC subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

In accordance with the PRC Company Laws, the Company’s PRC subsidiaries and VIE must make appropriations from their annual after tax profits as reported in their PRC statutory accounts to non distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The VIE is required to allocate at least 10% of their after tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to discretionary surplus is made at the discretion of the Board of Directors of the VIE. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends. No appropriations were made to statutory reserves by the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries during all periods presented due to losses incurred.

As a result of these PRC laws and regulations, the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company’s PRC subsidiaries, the VIE and the VIE’s subsidiaries, as determined pursuant to PRC GAAP, were RMB112,283 (US$15,709) as of September 30, 2019.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

19	SUBSEQUENT EVENTS

The Group evaluated subsequent events through January 10, 2020, the date these consolidated financial statements were issued.

On October 30, 2019, the Group issued 462,396 Series C Preferred Shares to several investors for a total consideration of US$2,171 at US$4.70 per share.

On December 20, 2019, the Group issued 42,598 Series C Preferred Shares to an investor for a total consideration of US$200 at US$4.70 per share.

On January 10, 2020, the Group issued 4,258,941 shares of Series C+ Preferred Shares to several investors for a total consideration of US$29,000 at US$6.81 per share.

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Basis of presentation

For the presentation of the parent company only condensed financial information, the Company records its investments in subsidiaries and VIE under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Equity method investment” and their respective losses as” Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries” on the condensed statements of comprehensive loss. Under the equity method of accounting, the Company’s carrying amount of its investments in subsidiaries of its share of the subsidiaries and VIE was reduced to nil for the year ended December 31, 2018 and for the nine months ended September 30, 2019 and the carrying amount of “Inter-company payables” was further adjusted as the Company committed to provide financial support to its VIE as disclosed in Note 1.

The subsidiaries did not pay any dividends to the Company for the periods presented. The Company does not have significant commitments or long-term obligations as of the period end other than those presented. The parent company only financial statements should be read in conjunction with the Company’s consolidated financial statements.

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$
ASSETS:

Current assets:
Cash and cash equivalents	3,650	35,706	4,995
Accounts receivable, net of allowances of RMB6 and RMB55 (US$8) as of December 31, 2018 and September 30, 2019, respectively	3,696	217	30
Amounts due from related parties	13,966	70,976	9,930
Inter-company receivables	487,799	1,033,103	144,536
Prepayments and other current assets	105	1,377	191

Total current assets	509,216	1,141,379	159,682

Non-current assets:
Equity method investment	1,990	1,629	228
Property and equipment, net	—	3,488	488

Total non-current assets	1,990	5,117	716

Total assets	511,206	1,146,496	160,398

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS DEFICIT

Current liabilities:
Amounts due to a related party	3,289	3,389	474
Inter-company payables	386,041	411,711	57,598
Accrued liabilities and other current liabilities	4	4	1
Convertible notes, current	129,216	—	—

Total current liabilities	518,550	415,104	58,073

Non-current liabilities:
Warrant liability	—	22,656	3,170

Total non-current liabilities	—	22,656	3,170

Total liabilities	518,550	437,760	61,243

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Balance Sheets (Continued)

	As of
	December 31, 2018	September 30, 2019
	RMB	RMB	US$

Mezzanine equity
Series A convertible preferred shares (par value of US$0.0001 per share; 66,640,644 and 66,609,077 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)	171,494	182,951	25,596
Series B convertible preferred shares (par value of US$0.0001 per share; 25,537,431 and 25,537,431 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)	424,624	455,738	63,760
Series C convertible preferred shares (par value of US$0.0001 per share; nil and 24,544,618 shares authorized, issued and outstanding as of December 31, 2018 and September 30, 2019)	—	835,977	116,957

Total mezzanine equity	596,118	1,474,666	206,313

Shareholders’ deficit
Ordinary shares (par value of US$0.0001 per share; 407,821,925 and 381,178,974 shares authorized; 46,334,461 and 46,334,461 shares issued and outstanding as of December 31, 2018 and September 30, 2019)	29	29	4
Additional paid-in capital	23,311	30,208	4,226
Accumulated deficit	(611,997)	(812,113)	(113,619)
Accumulated other comprehensive (loss) gain	(14,805)	15,946	2,231

Total shareholders’ deficit	(603,462)	(765,930)	(107,158)

Total liabilities, mezzanine equity and shareholders’ deficit	511,206	1,146,496	160,398

BURNING ROCK BIOTECH LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018 (UNAUDITED) AND 2019 (CONTINUED)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

20	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

Condensed Statements of Comprehensive Loss

	For the nine months ended September 30,
	2018	2019
	RMB	RMB	US$
	(Unaudited)
Revenues	1,905	—	—

Cost of revenues	—	—	—

Gross profit	1,905	—	—

Operating expenses
Selling and marketing expenses	(55)	—	—
General and administrative expenses	(4,715)	(11,417)	(1,597)
Share of losses in subsidiaries, the VIE and the VIE’s subsidiaries	(110,554)	(59,847)	(8,373)

Total operating expenses	(115,324)	(71,264)	(9,970)

Loss from operations	(113,419)	(71,264)	(9,970)

Interest expense, net	(9,874)	(580)	(81)
Other expense, net	(263)	(408)	(58)
Foreign exchange loss, net	—	(124)	(17)
Change in fair value of warrant liability	—	(1,686)	(236)

Loss before income taxes	(123,556)	(74,062)	(10,362)

Income tax expenses	—	—	—

Net Loss	(123,556)	(74,062)	(10,362)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(123,556)	(74,062)	(10,362)
Accretion of convertible preferred shares	(40,669)	(125,838)	(17,605)

Net loss attributable to ordinary share holders	(164,225)	(199,900)	(27,967)

Other comprehensive (loss) gain, net of tax of nil:
Foreign currency translation adjustments	(4,173)	30,751	4,302

Total Comprehensive loss	(127,729)	(43,311)	(6,060)

Condensed Statements of Cash Flows
Net cash used in operating activities	(6,923)	(60,309)	(8,438)
Net cash used in investing activities	—	(508,545)	(71,148)
Net cash generated from financing activities	—	596,133	83,402
Effect of exchange rate changes	448	4,777	668

Net (decrease) increase in cash and cash equivalents	(6,475)	32,056	4,484

Cash and cash equivalents at the beginning of year	12,268	3,650	511

Cash and cash equivalents at the end of year	5,793	35,706	4,995

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective upon completion of this offering provide that we shall indemnify our directors and officers (each an indemnified person) against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such indemnified person, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such indemnified person in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.1 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide indemnification for us and our officers and directors for certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
BRT Bio Tech Limited	January 10, 2017	261,022 Series A+ convertible redeemable preferred shares	US$0.2 million

SCC Venture VI Holdco, Ltd.	January 10, 2017	8,077,148 Series B convertible redeemable preferred shares	US$16.0 million

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration

SCC Venture V Holdco I, Ltd.	January 10, 2017	1,595,448 Series B convertible redeemable preferred shares	conversion of convertible promissory note in a principal amount of US$2.5 million

LYFE Capital Stone (Hong Kong) Limited	January 10, 2017	5,897,359 Series B convertible redeemable preferred shares	conversion of two convertible promissory notes in an aggregate principal amount of US$10.5 million

EverGreen SeriesC Limited Partnership	January 10, 2017	5,962,969 Series B convertible redeemable preferred shares	US$11.8 million

EverGreen SeriesC Limited Partnership	January 10, 2017

the number of Series C preferred shares to be issued equal to the entire principal amount of the Series B convertible promissory note together with any and all accumulated but unpaid interests divided by 95% of the issue price of Series C preferred shares to be issued

US$2.0 million

Crest Top Developments Limited	January 10, 2017	574,361 Series B convertible redeemable preferred shares	conversion of convertible promissory note in a principal amount of US$0.9 million

Anssence Investments Limited	January 10, 2017	59,450 Series B convertible redeemable preferred shares	conversion of convertible promissory note in a principal amount of US$0.1 million

BRT Bio Tech Limited	May 2, 2017	182,767 Series B convertible redeemable preferred shares	US$0.4 million

EverGreen SeriesC Limited Partnership	May 2, 2017	3,028,931 Series B convertible redeemable preferred shares	US$6.0 million

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration

EverGreen SeriesC Limited Partnership	May 2, 2017

the number of Series C preferred shares to be issued equal to the entire principal amount of the Series B convertible promissory note together with any and all accumulated but unpaid interests divided by 95% of the issue price of Series C preferred shares to be issued

US$15.0 million

BRT Bio Tech Limited	April 19, 2018	1,637,108 ordinary shares	exercise of share incentive awards granted to employees

BRT Bio Tech Limited	December 21, 2018	158,998 Series B preferred shares	US$0.3 million

EverGreen SeriesC Limited Partnership	January 31, 2019	4,066,970 Series C convertible redeemable preferred shares	conversion of two convertible promissory notes in an aggregate principal amount of US$17.0 million

BRT Bio Tech Limited	January 31, 2019	1,521,538 Series C convertible redeemable preferred shares	US$7.1 million

CMBI Private Equity Series SPC on behalf of and for the account of Biotechnology Fund IV SP	January 31, 2019	2,129,900 Series C convertible redeemable preferred shares	US$10.0 million

LAV Biosciences Fund V, L.P.	January 31, 2019	3,194,850 Series C convertible redeemable preferred shares	US$15.0 million

SCC Venture VI Holdco, Ltd.	January 31, 2019	638,970 Series C convertible redeemable preferred shares	US$3.0 million

LYFE Capital Stone (Hong Kong) Limited	January 31, 2019	532,475 Series C convertible redeemable preferred shares	US$2.5 million

LYFE Mount Whitney Limited	January 31, 2019	3,194,850 Series C convertible redeemable preferred shares	US$15.0 million

A5J Ltd	January 31, 2019	532,475 Series C convertible redeemable preferred shares	US$2.5 million

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration

Unique Invest Co., Ltd	January 31, 2019	212,990 Series C convertible redeemable preferred shares	US$1.0 million

Owap Investment Pte Ltd	January 31, 2019	8,519,600 Series C convertible redeemable preferred shares	US$40.0 million

Owap Investment Pte Ltd	January 31, 2019	Warrant to purchase 2,129,900 Series C convertible redeemable preferred shares	nil

Certain minority shareholders	October 30, 2019	3,728,680 ordinary shares	exercise of share incentive awards granted to employees

Certain minority shareholders	October 30, 2019 and December 20, 2019	504,994 Series C preferred shares	US$2.4 million

OrbiMed Entities	January 10, 2020	2,937,201 Series C+ convertible redeemable preferred shares	US$20.0 million

Casdin Partners Master Fund, L.P.	January 10, 2020	734,300 Series C+ convertible redeemable preferred shares	US$5.0 million

LAV Biosciences Fund V, L.P.	January 10, 2020	587,440 Series C+ convertible redeemable preferred shares	US$4.0 million

Share incentive awards

Certain directors, officers and employees	March 18, 2014 through December 30, 2019	Options to purchase 10,173,272 ordinary shares	Past and future services to us

Item 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Burning Rock Biotech Limited

Exhibit Index

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1	Eighth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Ninth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder

4.4	Fifth Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated January 10, 2020

5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered and certain Cayman Islands tax matters

8.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2†	Opinion of Shihui Partners regarding certain PRC tax matters (included in Exhibit 99.2)

10.1*	Form of Indemnification Agreement between the Registrant and its directors and executive officers

10.2*	Form of Employment Agreement between the Registrant and its executive officers

10.3†	English translation of Exclusive Business Cooperation Agreement between Beijing Burning Rock Biotech Limited and Burning Rock Biotechnology (Beijing) Co., Ltd. dated October 21, 2019

10.4†	English translation of Exclusive Option Agreement among Beijing Burning Rock Biotech Limited, Burning Rock Biotechnology (Beijing) Co., Ltd. and its shareholders dated October 21, 2019

10.5†	English translation of Equity Interest Pledge Agreement among Beijing Burning Rock Biotech Limited, Burning Rock Biotechnology (Beijing) Co., Ltd. and its shareholders dated October 21, 2019

10.6†	English translation of Agreement for Power of Attorney among Beijing Burning Rock Biotech Limited, Burning Rock Biotechnology (Beijing) Co., Ltd. and its shareholders dated October 21, 2019

10.7†	English translation of the executed form of Spousal Consent Letter granted by the spouses of individual shareholders of Burning Rock Biotechnology (Beijing) Co., Ltd. dated October 21, 2019

10.8†	Financial Support Undertaking Letter issued by the Registrant to Burning Rock Biotechnology (Beijing) Co., Ltd., dated October 21, 2019

10.9†	Voting proxy agreement by and between the Registrant and Beijing Burning Rock Biotech Limited dated October 21, 2019

10.10†	Series A Preferred Share Purchase Agreement by and among the Registrant and other parties thereto dated June 20, 2014

10.11†	Series A+ Preferred Share Purchase Agreement by and among the Registrant and other parties thereto dated August 14, 2015

Exhibit Number	Description of Document

10.12†	Series B Preferred Share Purchase Agreement by and among the Registrant and other parties thereto dated January 10, 2017

10.13†	Second Series B Share Purchase Agreement by and among the Registrant and other parties thereto dated May 2, 2017

10.14†	Series C Preferred Share Purchase Agreement by and among the Registrant and other parties thereto dated January 31, 2019

10.15	Series C+ Preferred Share Purchase Agreement by and among the Registrant and other parties thereto dated December 30, 2019

10.16*	2020 Share Incentive Plan of the Registrant

21.1†	Principal Subsidiaries of the Registrant

23.1*	Consent of Ernst & Young, an independent registered public accounting firm

23.2*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Shihui Partners (included in Exhibit 99.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Shihui Partners regarding certain PRC law matters

99.3†	Consent of China Insights Consultancy

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, Guangdong Province, China, on                     , 2020.

Burning Rock Biotech Limited

By:
	Name:	Yusheng Han
	Title:	Director and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints each of Yusheng Han and Leo Li as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Yusheng Han	Director and Chief Executive Officer (principal executive officer)

Shaokun (Shannon) Chuai	Director

Gang Lu	Director

Feng Deng	Director

Yunxia Yang	Director

Jing Rong	Director

Leo Li	Chief Financial Officer (principal financial officer and principal accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Burning Rock Biotech Limited has signed this registration statement or amendment thereto in                      on                     , 2020.

Authorized U.S. Representative

By:
Name:
Title: